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TABLE OF CONTENTS
INDEX TO FINANCIAL STATEMENTS

As Filed with the Securities and Exchange Commission on February 1, 2007

Registration No.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

GEOKINETICS INC.
(Exact name of registrant as specified in its charter)

Delaware	1311	94-1690082
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
One Riverway, Suite 2100 Houston, Texas 77056 (713) 850-7600 (Address, including zip code and telephone number, including area code, of Registrant's principal executive offices)

Scott A. McCurdy
Vice President and Chief Financial Officer
14521 Old Katy Road, Suite 100
Houston, Texas 77079
(281) 398-9503
(Name, address, including zip code and telephone number, including area code, of agent for service)
Copies to:
James J. Spring, III Chamberlain, Hrdlicka, White, Williams & Martin 1200 Smith Street, Suite 1400 Houston, Texas 77002-4310 (713) 658-1818	Bruce Czachor Shearman & Sterling, LLP 599 Lexington Avenue New York, New York 10022 (212) 848-4000

Approximate date of commencement of proposed sale to the public:
As soon as practicable following the effectiveness of this registration statement.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:    ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:    ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per unit(2)	Proposed maximum aggregate offering price(2)	Amount of registration fee

Common Stock $0.01 par value per share	2,300,000 shares	$31.50	$72,450,000	$7,752.15

(1)
Includes 300,000 shares that the underwriters will have the right to purchase to cover over-allotments, if any.

(2)
Calculated pursuant to Rule 457(c) of the rules and regulations under the Securities Act of 1933, as amended, with respect to the common stock to be sold by us, based on $31.50 per share, which was the average of the high and low over-the-counter prices of the Registrant's common stock on January 31, 2007.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED FEBRUARY 1, 2007

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS

2,000,000 shares

GEOKINETICS INC.

Common Stock

We are offering 2,000,000 shares of common stock. We plan to use the net proceeds of this offering to redeem a portion of our outstanding second priority senior secured floating rate notes due 2012 and for general corporate purposes.

Our common stock is quoted on the OTC Bulletin Board under the symbol "GKNT.OB." On January 31, 2007, the last reported sale price of our common stock was $31.50 per share. We intend to list our shares of common stock on a nationally recognized exchange concurrent with this offering.

Investing in our common stock involves risks. See "Risk Factors" beginning on page 12.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to us before expenses	$	$

We have granted the underwriters a 30 day option to purchase up to 300,000 additional shares to cover any over-allotments.

We expect that delivery of the shares of common stock will be made on or about            , 2007.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

RBC CAPITAL MARKETS

                        , 2007

        No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

PROSPECTUS SUMMARY

        This summary is not complete. It highlights selected information contained elsewhere in this prospectus. You should read this entire prospectus carefully, including the information under the heading "Risk Factors," our financial statements and the notes to those financial statements. Unless the context requires otherwise, references in this prospectus to "Geokinetics," "we," "us," "our" or "ours" refer to Geokinetics Inc., together with its subsidiaries. References in this prospectus to "Grant" or "Trace" refer to Grant Geophysical, Inc. and its subsidiaries and to Geokinetics Exploration Inc. (formerly known as Trace Energy Services Ltd.) and its subsidiaries, respectively. In this prospectus, we present pro forma financial information giving effect to the Grant acquisition, the Trace acquisition, the Refinancing and this offering. When we refer to the Grant acquisition, we mean our acquisition of Grant and the related senior loan and subordinated loan used to finance that acquisition. When we refer to the Refinancing, we mean the repayment of the financing related to the Grant acquisition with the proceeds from the issuance of our second priority senior secured floating rate notes due 2012 (the "Floating Rate Notes") and the issuance of our Series B Senior Convertible Preferred Stock (the "Series B Preferred Stock") in December 2006. When we refer to the Trace acquisition, we mean our acquisition of Trace and the related financing of that acquisition which closed in December 2005.

Our Company

        We believe we are the fourth-largest global provider of seismic data acquisition services in land, marsh and swamp ("transition zone") and shallow water environments to the oil and natural gas industry based on total worldwide crew count. Seismic data is used by oil and natural gas exploration and production ("E&P") companies to identify and analyze drilling prospects and maximize successful drilling. We provide our seismic data acquisition services in the Gulf Coast, Mid-Continent, Appalachian and Rocky Mountain regions of the United States, Western Canada, Central and South America, Africa, the Middle East, Australia/New Zealand and the Far East. We primarily perform three-dimensional ("3D") seismic data surveys for customers in the oil and natural gas industry, which include many national oil companies, major international oil companies and smaller independent E&P companies. In addition, we perform a significant amount of work for seismic data library companies that acquire seismic data to license to E&P companies rather than for their own use. On a pro forma basis, for the year ended December 31, 2005, we generated revenues of $242.9 million and Adjusted EBITDA of $31.0 million, and for the nine months ended September 30, 2006, we generated revenues of $237.5 million and Adjusted EBITDA of $29.5 million.

        Seismic data acquisition services.    We engage in seismic data acquisition services in land, transition zone and shallow water environments on a contract basis for our customers. Our equipment is capable of collecting two-dimensional ("2D"), 3D and multi-component seismic data. We have a combined recording capacity in excess of 82,000 channels that can be configured to operate up to 22 crews worldwide. Most of our seismic data acquisition services involve 3D surveys. The number of individuals on each crew is dependent upon the size and nature of the seismic survey requested by the customer. Seismic data acquisition services contracts, whether bid or negotiated, provide for payment on either a turnkey or term basis, or on a combination of both methods. Our contracts currently provide that the seismic data acquired by us is the exclusive property of our customer. On a pro forma basis, for the year ended December 31, 2005 and the nine months ended September 30, 2006, seismic data acquisition services generated revenues of $238.9 million and $233.0 million, respectively. Of these segment revenues, on a pro forma basis, for the nine months ended September 30, 2006, North American operations accounted for 60% and international operations accounted for 40%.

        Seismic data processing and interpretation services.    We also provide onshore and offshore proprietary seismic data processing services and a full suite of seismic interpretation products and services. Seismic data is processed to produce an image of the earth's subsurface using proprietary computer software and internally developed techniques. Our seismic data processing and interpretation centers in the United States and the United Kingdom process 2D and 3D seismic data acquired by our own crews as well as data acquired by other seismic crews. A majority of our seismic data processing and interpretation services are performed on 3D seismic data. We also re-process older seismic data using new techniques designed to enhance the quality of the data. Substantially all of our seismic data processing service contracts are on a turnkey basis. On a pro forma basis, for the year ended December 31, 2005 and the nine months ended September 30, 2006, seismic data processing and interpretation services generated revenues of $4.0 million and $4.6 million, respectively.

Industry Overview

        Seismic surveys enable oil and natural gas companies to determine whether subsurface conditions are favorable for finding oil and natural gas accumulations and to determine the size and structure of previously identified oil and natural gas fields. Seismic surveys consist of the acquisition and processing of 2D and 3D seismic data, which is used to produce computer-generated, graphic cross-sections, maps and 3D images of the subsurface. These resulting images are then analyzed and interpreted by geophysicists and are used by oil and natural gas companies to acquire prospective oil and natural gas drilling rights, select drilling locations on exploratory prospects and manage and develop producing reservoirs.

        Seismic data is acquired by crews operating in land, transition zone and marine environments. Seismic data is generated by the propagation of sound waves near the earth's surface by controlled sources, such as dynamite or vibration equipment. The waves radiate into the earth and are reflected back to the surface and collected by strategically positioned data collection devices known in the industry as "geophones." This data is then input into a specialized data processing system that enhances the recorded signal by reducing noise and distortion, improving resolution and arranging the input data to produce an image of the subsurface. 3D seismic surveys collect far more information and generated significantly greater detail of the underlying reservoirs than historically used seismic methods, in particular 2D surveys.

        The overall demand for seismic data and related seismic services is dependent upon spending by oil and natural gas companies for exploration, production, development and field management activities, which, in turn, is driven largely by present and expected future prices for crude oil and natural gas and the need to replenish drilling prospects and reserves. This is impacted by demand and supply, global and local events, as well as political, economic and environmental considerations.

        We believe the following long-term industry fundamentals should benefit our operations:

          Global economic growth.    Economic growth around the world, particularly in China and India, is generating increased energy demand and leading to higher energy prices and increased exploration and production efforts.

          E&P capital spending.    The need to replace depleting reserves should encourage capital expenditures by our clients in exploration and production, which we expect will benefit the seismic services industry. E&P companies, including the national oil companies in certain countries, are under pressure to increase or replenish reserves and are looking to unconventional resource plays, transition zones, international locations and the optimization of current reserves with new technology. Seismic data acquisition services are a key component of E&P companies' capital expenditure programs.

          Technological development.    The application and utilization of seismic services have considerably increased over the last several years as a result of significant technological advancements, such as the move from 2D to 3D and single-component to multi-component seismic data recording and processing. Seismic services can now be applied to the entire sequence of exploration, development and production, as opposed to exploration only, allowing for a greater range of use for our services.

          Improved economics due to higher oil and natural gas prices.    Sustained higher oil and natural gas prices and reserve replenishment requirements have increased the demand for seismic data as operators seek to re-evaluate and review prospective fields or other geological environments that were previously uneconomical to develop.

Our Strengths

        Leading provider with a global footprint and balanced market presence.    We believe we are the fourth-largest global provider of seismic data acquisition services in land, transition zone and shallow water environments based on total worldwide crew count, with current operations and/or office locations in 15 countries. Our global diversity and exposure to both oil and natural gas price-driven opportunities provide us with a balanced market presence, which reduces our sensitivity to individual markets and commodity price volatility. We have the equipment and trained personnel to deploy up to 22 seismic crews throughout the world. Our size and operating capability allow for improved crew and equipment utilization and the ability to service our customers across the globe. Our long operating history and reputation for quality service encourages customers to continue to select us as their provider of seismic data acquisition services.

        Extensive expertise in difficult environments and key high-growth markets.    We specialize in seismic data acquisition services in transition zones and other difficult land environments, which we believe to be underserved and one of the fastest growing segments of the overall seismic services industry. Our extensive experience operating in such complex and challenging areas, including our expertise in designing and utilizing special equipment customized for these environments, provides us a significant competitive advantage. We also have experience operating in local markets within key high growth regions around the world such as Central and South America, the Middle East and the Far East, where we have been operating longer than many of our competitors.

        Strong relationships with a globally diversified customer base.    We have strong, long-standing relationships with major and independent oil and natural gas producers in over 20 countries, as well as with many national oil companies throughout the world. We have been providing seismic data acquisition services to many of our largest customers for over five years. Our global operating capability and sizable crew count allow us to leverage relationships with our customers and increase revenues by providing them services throughout the world and tailoring crew sizes to meet their requirements. Our customer base is diversified and we are not dependent on any one customer. On a pro forma basis, our top ten customers collectively represented approximately 46% of total revenues for the nine months ended September 30, 2006, with no single customer accounting for more than ten percent of our total revenues.

        Strong backlog that provides significant revenue visibility.    Given current robust fundamentals in the industry and our strong revenue backlog of firm commitments for seismic data acquisition services, we believe we have significant revenue visibility. We estimate our total seismic data acquisition services revenue backlog to be $307.5 million as of January 1, 2007, of which $136.4 million are North American projects and $171.1 million are international projects. We believe that the size, number and duration of seismic data acquisition contracts are increasing, which we expect will continue to improve revenue visibility and crew utilization.

        Highly experienced management team and board of directors.    We draw on the global experience of our management team to maintain our leading market position and strong customer relationships. Our senior executive management team has an average of 21 years of relevant industry experience, with a demonstrated track record. Our board of directors includes members recognized individually for their accomplishments in the fields of energy, international law, investment banking and private equity, and who we believe afford us a valuable strategic resource.

Our Strategy

        Maintain focus and specialization in profitable, high-growth markets.    To maximize profitability, we will continue to target our growth in areas in which we believe we have a competitive advantage, such as transition zones and other difficult land environments. We believe these areas continue to be underserved and represent one of the fastest growing segments of the overall seismic services market. We also plan to further expand our presence, both geographically and in the types of services offered, in existing and new high-growth markets throughout the world to diversify our client base and limit exposure to any particular market.

        Invest in new and technologically-advanced equipment.    We believe growth in demand for seismic services will continue to be enhanced by the development and application of new technologies, particularly for use in transition zones and other difficult land environments. We will continue to acquire and develop expertise in utilizing technologically-advanced equipment to perform our services. From January 1, 2002 through September 30, 2006, on a pro forma basis, we spent approximately $93.8 million purchasing state-of-the-art equipment, working closely with our vendors to develop products that improve both the quality and efficiency of our services. Our 82,000 channels of recording equipment includes 10,000 channels of additional recording capacity obtained since September 30, 2006.

        Provide a broad range of services.    We believe there are significant global opportunities in providing customers a broad range of seismic data services, from acquisition and processing to interpretation and management. Customers are increasingly seeking integrated solutions to better evaluate known reserves and improve the yield of recoverable hydrocarbons. Given our size and technological capabilities, we believe we have the infrastructure to significantly expand these multiple service offerings that add value and efficiency for our customers.

        Enhance asset utilization and operating efficiency.    Through greater customer and geographic diversification, we seek to enhance the continuity of our seismic crews, the utilization of our equipment and our operating efficiency, which we expect will generate increased revenues and higher margins. Expanding our customer base and presence internationally will allow us to better manage our resources and minimize the reliance on certain customers, downtime between projects and the effects of seasonality and cyclicality in our business.

        Prudently pursue strategic acquisitions.    We intend to pursue growth through strategic acquisitions. We seek to identify and complete acquisitions that will enhance our cash flow, complement our products and services, improve our operating efficiency, expand our geographic footprint and presence in key high-growth markets and further diversify our customer base.

Recent Acquisitions

    Grant Acquisition.

        On September 8, 2006, we completed the acquisition of all of the issued and outstanding capital stock of Grant, which added international seismic data acquisition services to our business, for $125.0 million in cash, subject to adjustments for net debt and working capital. The purchase of Grant was funded from the proceeds of a $55.0 million subordinated loan from Avista Capital Partners, L.P. ("Avista"), an affiliate of Avista and one other institutional investor. In addition, we received a $100.0 million senior loan from Royal Bank of Canada, as administrative agent and lender, and Avista in connection with this acquisition. Royal Bank of Canada is an affiliate of one of the underwriters in this offering. We used approximately $11.6 million of proceeds from such loans to pay existing indebtedness, approximately $4.0 million for the payment of fees and expenses incurred in connection with such loans and the acquisition of Grant and the remainder for working capital.

        Grant performs 2D and 3D seismic surveys in the land, transition zone and shallow water environments in the United States, Western Canada, Central and South America, Africa, the Middle East, Australia/New Zealand and the Far East, using both analog and digital seismic equipment for a wide range of customers exploring for oil and natural gas reserves. Through the Grant acquisition, we also added equipment that complemented and expanded our operational capabilities. As a result of the Grant acquisition, a substantial portion of our revenues from seismic data acquisition services are now sourced from international operations. Grant has long-standing relationships with its customers, which include national oil companies, major international oil companies and smaller, independent E&P companies around the world. Additionally, Grant has a very experienced senior management team with vast international experience working in land, transition zone and shallow water environments.

    Trace Acquisition.

        On December 1, 2005, we completed the acquisition of all of the issued and outstanding common shares of stock of Trace for Canadian $35.0 million, subject to certain adjustments, which we paid in cash and by assuming certain existing indebtedness of Trace, and 100,000 shares of common stock. We financed a significant portion of the cash portion of the purchase price through the sale of our common stock and warrants to purchase our common stock in a Private Investment in Public Equity ("PIPE") offering for aggregate net proceeds of $30.8 million.

        Headquartered in Alberta, Canada, Trace provides seismic services to exploration and production companies in the oil and natural gas industry, and it specializes in the acquisition of land-based seismic surveys in North America. Through this acquisition, we expanded our business into the Canadian Arctic, California and the Appalachian Mountain region and increased our use of next generation full-wave (multi-component) seismic technology. These areas provide us with new business opportunities as well as the potential for long-term growth within each respective market. On November 27, 2006, Trace changed its registered name to Geokinetics Exploration Inc.

Recent Developments

    Floating Rate Notes.

        On December 15, 2006, the Company, pursuant to a Purchase Agreement with RBC Capital Markets Corporation ("RBC") dated December 11, 2006, sold an aggregate principal amount of $110.0 million of the Company's Floating Rate Notes. See "Description of Certain Indebtedness." The net proceeds from such offering were approximately $105.6 million, after deducting the initial purchaser's discounts and related offering expenses. The net proceeds from the offering were used to repay the $100.0 million senior loan and accrued interest incurred in connection with the Grant acquisition and the remainder retained for general corporate purposes.

    Issuance of Preferred Stock.

        On December 15, 2006, Avista, an affiliate of Avista and one other institutional investor, purchased 228,683 shares of our new Series B Preferred Stock at a price of $250.00 per share, the proceeds from which were used to repay the $55.0 million subordinated loan incurred in connection with the Grant acquisition and capitalized and accrued interest through the date thereof.

    PNC Bank, National Association Amended and Restated Credit and Security Agreement.

        On December 15, 2006, we and our principal North American subsidiaries entered into an Amended and Restated Credit and Security Agreement (the "PNC Credit Agreement") dated December 15, 2006, with PNC Bank, National Association ("PNC"). Under the PNC Credit Agreement, PNC agreed to make the following credit facilities available, subject to the terms and conditions set forth in the PNC Credit Agreement: (i) a $14.5 million revolving credit facility and (ii) a $6.5 million capital expenditures facility. See "Description of Certain Indebtedness."

    Avista Board Member.

        In conjunction with Avista's investment as part of the Grant acquisition, Avista was allowed to appoint one director to our board of directors. Avista is a private equity firm focused on the energy, healthcare and media sectors.

    1-for-10 Reverse Stock Split.

        On November 3, 2006, we amended our Certificate of Incorporation to (i) effect a 1-for-10 reverse split of our outstanding shares of Common Stock, $0.01 par value (the "Reverse Stock Split") and (ii) provide for the payment of cash in lieu of issuing any fractional shares in connection with the Reverse Stock Split. The Reverse Stock Split became effective as of the close of business on November 3, 2006.

        We are a Delaware corporation, which was incorporated on January 31, 1980. Our principal executive offices are located at One Riverway, Suite 2100, Houston, Texas 77056, and our telephone number at this address is (713) 850-7600. Our website address is www.geokinetics.com. However, information contained on our website is not incorporated by reference into this prospectus, and you should not consider the information contained on our website to be part of this prospectus.

The Offering

        Set forth below is a brief summary of some of the principal terms of this offering. Purchasers of our capital stock should also read the information under the caption "Description of Capital Stock" later in this prospectus for a more detailed description and understanding of the terms of our capital stock.

Common stock offered by Geokinetics	2,000,000 shares.
Common stock to be outstanding after this offering	7,373,643 shares.
Underwriters' over-allotment option	We have granted to the underwriters an option to purchase, within 30 days of this prospectus, up to 300,000 shares to cover over-allotments.
Use of proceeds
We estimate that the net proceeds to us from this offering will be approximately $58.7 million. We plan to use the net proceeds from this offering to redeem a portion of our outstanding Floating Rate Notes and for general corporate purposes.
Listing
Our common stock is quoted on the OTC Bulletin Board under the symbol "GKNT.OB." We intend to list our shares of common stock on a nationally recognized exchange or market concurrent with this offering.
Risk factors	See "Risk Factors" beginning on page 12 of this prospectus for a discussion of factors that you should carefully consider before deciding to invest in our common stock.

        The number of shares of common stock to be outstanding upon consummation of this offering is based upon 5,373,643 shares of our common stock outstanding as of September 30, 2006, and 2,000,000 shares to be issued in this offering. This does not include: (a) 502,512 shares of common stock reserved for issuance upon the exercise of outstanding options with a weighted average exercise price of $6.80 per share, (b) 186,870 shares of restricted stock or (c) 275,605 shares of common stock reserved for issuance upon the exercise of outstanding warrants with a weighted average exercise price of $19.92 per share.

        We have granted the underwriters a 30-day option to purchase up to 300,000 additional shares to cover over-allotments, if any. Unless otherwise noted, this prospectus assumes no exercise of the underwriters' over-allotment option.

SUMMARY HISTORICAL CONSOLIDATED AND UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

        The summary historical consolidated statement of operations information for each of the years in the three-year period ended December 31, 2005 has been derived from our audited consolidated financial statements. The summary historical consolidated statement of operations information for the nine months ended September 30, 2005 and September 30, 2006 has been derived from our unaudited consolidated financial statements and, in the opinion of our management, includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation. Results for interim periods may not be indicative of results for full fiscal years. The summary pro forma combined statement of operations information for the year ended December 31, 2005 and the nine months ended September 30, 2005 and September 30, 2006 gives effect to the Trace and Grant acquisitions, the Refinancing on December 15, 2006, this offering and the use of proceeds thereof as described in "Use of Proceeds," as if such transactions occurred on January 1, 2005. The summary balance sheet information as of September 30, 2006 was derived from our unaudited financial statements and reflects actual results, results as adjusted for the Refinancing, results as further adjusted for this offering and the use of proceeds thereof as described in "Use of Proceeds," as if the Refinancing and this offering occurred on September 30, 2006. This information is only a summary and you should read it in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," which discusses factors affecting the comparability of the information presented, and in our consolidated financial statements and related notes included elsewhere in this prospectus as described in "Unaudited Pro Forma Combined Financial Information."

	Historical					Pro Forma
				Nine Months Ended September 30,			Nine Months Ended September 30,
	Year Ended December 31,
						Year Ended December 31, 2005
	2003	2004	2005	2005	2006		2005	2006
				(Unaudited)		(Unaudited)	(Unaudited)	(Unaudited)
	(In thousands, except per share amounts and operating data)
Statement of Operations Information:
Revenues	$35,949	$43,145	$62,175	$42,106	$133,255	$242,907	$167,315	$237,545
Income (loss) from operations	1,856	(26)	(63)	679	6,057	12,406	5,430	(3,416)
Interest expense, net	3,824	415	358	236	1,993	8,595	6,297	7,055
Income (loss) from continuing operations(1)	81,862	(441)	(1,922)	444	1,980	(3,052)	(3,212)	(13,101)
Income from discontinued operations	—	—	—	—	—	252	—	—

Net income (loss)(1)	$81,862	$(441)	$(1,922)	$444	$1,980	$(2,800)	$(3,212)	$(13,101)
Preferred dividends	—	2,515	159	130	—	4,440	3,330	3,330

Net income (loss) applicable to common stockholders(1)	$81,862	$(2,956)	$(2,081)	$314	$1,980	$(7,240)	$(6,542)	$(16,431)

Net income (loss) per common share
Basic
Continuing operations	$43.11	$(1.56)	$(0.95)	$0.17	$0.37	$(0.99)	$(0.89)	$(2.23)
Discontinued operations	—	—	—	—	—	0.03	—	—

Total	$43.11	$(1.56)	$(0.95)	$(0.17)	$0.37	$(0.96)	$(0.89)	$(2.23)

Diluted
Continuing operations	$43.11	$(1.56)	$(0.95)	$0.11	$0.34	$(0.99)	$(0.89)	$(2.23)
Discontinued operations	—	—	—	—	—	0.03	—	—

Total	$43.11	$(1.56)	$(0.95)	$0.11	$0.34	$(0.96)	$(0.89)	$(2.23)

Weighted average shares outstanding
Basic	1,899	1,899	2,182	1,899	5,352	7,350	7,350	7,352
Diluted	1,899	1,899	2,182	2,838	5,781	7,350	7,350	7,352
Other Financial Information (unaudited):
Adjusted EBITDA(2)	$3,649	$825	$1,417	$1,306	$14,610	$31,014	$17,125	$29,480
Capital expenditures	1,183	1,182	4,586	2,744	9,416	23,834	—	24,626
Other Operating Data (at period end, unaudited):
Crew count	2	2	9	3	20	19	19	20
Channel count	9,000	14,000	32,000	19,000	72,000	62,500	62,500	72,000

	As of September 30, 2006
	Actual	As Adjusted for the Refinancing	As Further Adjusted for this Offering
	(Unaudited) (In thousands)
Balance Sheet Information:
Cash, cash equivalents and restricted cash	$23,923	$29,523	$57,037
Total assets	269,007	275,378	301,692
Long-term debt and capital leases (including current portion)	163,446	117,989	87,989
Redeemable convertible preferred stock	—	57,171	57,171
Total stockholders' equity	33,686	28,333	84,953

(1)
Includes approximately $83.8 million of debt forgiveness income for the year ended December 31, 2003.

(2)
We define EBITDA as net income (loss) (the most directly comparable GAAP financial measure) before interest income/expense (net), taxes, other income/expense (including foreign exchange gains/losses, gains/losses on sales/disposals of equipment, warrant expense, gain on financial restructuring, minority interest and discontinued operations), and depreciation and amortization. "EBITDA," as used and defined by us, may not be comparable to similarly titled measures employed by other companies and is not a measure of performance calculated in accordance with GAAP.

  EBITDA should not be considered in isolation or as a substitute for operating income, net income or loss, cash flows provided by operating, investing and financing activities, or other income or cash flow statement data prepared in accordance with GAAP. However, our management believes EBITDA is useful to an investor in evaluating our operating performance because this measure:

    •
    is widely used by investors in the energy industry to measure a company's operating performance without regard to items excluded from the calculation of such term, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired, among other factors;

    •
    helps investors to more meaningfully evaluate and compare the results of our operations from period to period by removing the effect of our capital structure and asset base from our operating structure; and

    •
    is used by our management for various purposes, including as a measure of operating performance, in presentations to our board of directors, as a basis for strategic planning and forecasting, and as a component for setting incentive compensation.

  There are significant limitations to using EBITDA as a measure of performance, including the inability to analyze the effect of certain recurring and non-recurring items that materially affect our net income or loss, and the lack of comparability of results of operations of different companies.

  "Adjusted EBITDA" is used and defined by us as EBITDA adjusted to exclude one-time costs associated with the Trace and Grant acquisitions and other non-recurring costs related to the entities as set forth in the table below. We have included Adjusted EBITDA in this prospectus because we believe it provides investors in the notes with useful information in assessing our operating performance and as an indicator of our ability to service or incur indebtedness, make capital expenditures and finance working capital. Adjusted EBITDA is not a measure of financial performance derived in accordance with GAAP and should not be considered in isolation or as an alternative to net income as an indication of operating performance derived in accordance with GAAP.

  The following table reconciles our net income, the most directly comparable GAAP financial measure, to EBITDA and Adjusted EBITDA:

	Historical					Pro Forma
				Nine Months Ended September 30,			Nine Months Ended September 30,
	Year Ended December 31,
						Year Ended December 31, 2005
	2003	2004	2005	2005	2006		2005	2006
				(Unaudited)		(Unaudited)	(Unaudited)
	(In thousands)
Net income (loss)(a)	$81,862	$(441)	$(1,922)	$444	$1,980	$(2,800)	$(3,212)	$(13,101)
Interest expense, net	3,824	415	358	236	1,993	8,595	6,297	7,055
Income taxes	—	—	51	—	1,837	4,183	2,170	2,713
Depreciation and amortization	1,794	851	1,481	627	7,169	18,771	13,336	17,805
Other expense (income)(b)	(83,831)	—	1,449	(1)	247	870	(1,544)	27

EBITDA	$3,649	$825	$1,417	$1,306	$13,226	$29,619	$17,047	$14,499
Grant one-time charges
Terminated Merger fees	—	—	—	—	—	427	78	—
Abandoned IPO fees	—	—	—	—	—	—	—	727
Sale to Geokinetics(c)	—	—	—	—	—	—	—	12,870
Trace one-time charges
Sale to Geokinetics	—	—	—	—	—	968	—	—
Geokinetics one-time charges
Purchase of Grant(d)	—	—	—	—	1,384	—	—	1,384

Adjusted EBITDA	$3,649	$825	$1,417	$1,306	$14,610	$31,014	$17,125	$29,480

(a)
Includes approximately $83.8 million of debt forgiveness income for the year ended December 31, 2003.

(b)
Consists of other expense/income and, as applicable, warrant expense, loss (gain) on financial restructuring, minority interest, discontinued operations, foreign exchange loss (gain) and loss (gain) on sale of equipment.

(c)
Grant's expenses related to its sale to us consist primarily of investment advisor and professional fees, payouts under the phantom stock plan and completion bonuses.

(d)
Our expenses related to the purchase of Grant consist primarily of bank fees, advisory fees, professional fees and write-off of unamortized debt financing costs.

RISK FACTORS

        You should carefully consider the following risk factors, together with all of the other information included in this prospectus, including our financial statements and related notes, in evaluating an investment in our common stock. If any of the following risks were actually to occur, our business, financial condition or results of operations could be materially adversely affected. The trading price of our common stock could decline as a result of any one or more of these risks, and you could lose all or part of your investment.

Risks Related to Our Business

    We depend on capital expenditures by the oil and natural gas industry, and the decline in the price of oil and natural gas or decreases in the level of such expenditures could adversely affect our operations.

        Demand for our services depends upon the spending levels established by oil and natural gas companies for exploration, development, exploitation, and production of oil and natural gas. These activities depend in part on the prices of oil and natural gas. Fluctuations in these oil and natural gas activities and prices are beyond our control, can adversely affect the results of our operations, and have done so in the past.

        The oil and natural gas business is fundamentally a commodity business. This means the operations and earnings of these companies may be significantly affected by changes in oil and natural gas prices. Oil and natural gas prices in turn depend on local, regional and global events or conditions that affect supply and demand for the relevant commodity. These events or conditions are generally not predictable and include, among other things:

  •
  levels of demand and production of oil and natural gas;

  •
  worldwide political, military and economic conditions;

  •
  weather, including seasonal patterns that affect regional energy demand as well as severe weather events that can disrupt supply;

  •
  levels of oil and natural gas reserves; and

  •
  government policies regarding exploration for and production and development of adherence by companies to OPEC quotas.

        Downturns in the oil and natural gas industry have in the past adversely affected, and may in the future adversely affect, our results of operations and financial condition.

    The seismic data acquisition services industry is capital intensive and sources of cash to finance our capital expenditures may not always be available.

        Seismic data acquisition equipment is continually being improved with new technology. In order to remain competitive, we must continue to invest additional capital to maintain, upgrade and expand our seismic data acquisition capabilities. Seismic data acquisition equipment is expensive and our ability to operate and expand our business operations is dependent upon the availability of internally generated cash flow and financing alternatives. Such financing may consist of bank or commercial debt, equity or debt securities or any combination thereof. There can be no assurance that we will be successful in obtaining sufficient capital to upgrade and expand our current operations through cash from operations or additional financing or other transactions if and when required on terms acceptable to us. Due to the uncertainties surrounding the changing market for seismic services, increases in capital and technological requirements, and other matters associated with our operations, we are unable to estimate the amount or terms of any financing that we may need to acquire, upgrade and maintain seismic equipment. If we are unable to obtain such financing, if and when needed, we may be forced to curtail our business objectives, and to finance our business activities with only such internally generated funds as may then be available.

    Our seismic data acquisition services are often conducted in extreme weather, in difficult terrain and marine environments. As a result, these operations are subject to risks of injury to our personnel and loss of seismic data acquisition equipment and operating in these environments can adversely affect our profitability.

        We operate outdoors in difficult terrain and marine environments, including mountainous areas and transition zones such as beaches, swamps and marshes. We are exposed to and adversely affected by severe weather conditions. In December of 2006, we experienced a fire at one of our worksites and lost several pieces of field equipment. We expect to receive insurance proceeds to offset a majority of the cost of the equipment lost. We maintain insurance against the destruction of our seismic data acquisition equipment and injury to person and property that may result from our operations. However, we are not fully insured for all risks (including business interruption), either because such insurance is not available or because we elect not to obtain insurance coverage because of cost. In addition, under our turnkey contracts, we bear substantially all of the risk of loss due to adverse weather and operating conditions or loss of equipment. See "Business — Our Company." Delays due to hazardous weather and operating conditions, equipment losses or injury to our personnel can adversely affect our profitability and results of operations.

    Our operating results from seismic data acquisition services can be significantly impacted from quarter to quarter due to a change in the timing of a few large jobs occurring at any one time.

        We currently have the capacity to field up to 22 seismic data acquisition crews. However, in any given period, we could have idle crews which result in a significant portion of our revenues, cash flows and earnings coming from a relatively small number of crews. Additionally, due to location, service line or particular job, some of our individual crews may achieve results that are a significant percentage of consolidated operating results. Should one or more of these crews experience significant changes in timing, our financial results are subject to significant variations from period to period. Factors that may result in these changes in timing include, but are not limited to, weather, permits, customer requirements and political unrest.

    Historically, we have been dependent on a few customers operating in a single industry; the loss of one or more customers could adversely affect our financial condition and results of operations.

        Our customers are engaged in the oil and natural gas drilling business throughout the world. Historically, we have been dependent upon a few customers for a significant portion of our revenue. For the nine months ended September 30, 2006 and the year ended December 31, 2005, on a pro forma basis, our top ten customers collectively represented approximately 46% of total revenues with no single customer generating over 10% of our revenues. This concentration of customers may increase our overall exposure to credit risk, and customers will likely be similarly affected by changes in economic and industry conditions. Our financial condition and results of operations will be materially adversely affected if one or more of our significant customers fails to pay us or ceases to contract with our services on terms that are favorable to us or at all.

    Our seismic data acquisition services revenues are subject to seasonal conditions and our customers' budgeting cycles.

        Our seismic data acquisition services are performed outdoors and are therefore subject to seasonality. Shorter winter days and adverse weather negatively impact our ability to provide services in certain regions. Additionally, we have limited control over the timing of our international operations due to the extensive planning and preparation required to perform a seismic survey. Our international operations have also been affected historically by the budgeting cycle of our customers, at times resulting in higher activity levels early in the year when available exploration budgets are high, and late in the year when our customers are trying to utilize their remaining budgets.

    Our high level of fixed costs can leave us vulnerable to downturns in revenues, which can result in operating losses.

        Fixed costs, including costs associated with labor costs, depreciation and interest expense account for a substantial percentage of our costs and expenses. Accordingly, downtime or low productivity resulting from weather interruptions, reduced demand, equipment failures or other causes can result in significant operating losses.

    We may not be able to make our seismic data processing and interpretation services segment a profitable business segment.

        Our seismic data processing and interpretation services segment continues to incur high fixed costs and has incurred losses in recent periods. We may not be able to make data processing services a profitable business segment.

    We face intense competition in our business that could result in downward pricing pressure and the loss of market share.

        Competition among seismic contractors historically has been, and likely will continue to be, intense. Competitive factors have in recent years included price, crew experience, equipment availability, technological expertise and reputation for quality and dependability. We also face increasing competition from nationally-owned companies in various international jurisdictions that operate under less significant financial constraints than those we experience. Many of our competitors have greater financial and other resources, more clients, greater market recognition and more established relationships and alliances in the industry than we do. Additionally, the seismic data acquisition services business is extremely price competitive and has a history of protracted periods of months or years where seismic contractors under financial duress bid jobs below cost and therefore adversely impact industry pricing. Competition from these and other competitors could result in downward pricing pressure and the loss of market share.

    We rely on a limited number of key suppliers for specific seismic services and equipment.

        We depend on a limited number of third parties to supply us with specific seismic services and equipment. The increased demand for seismic data acquisition services has decreased the supply of seismic equipment, resulting in extended delivery dates on orders of new equipment.

Any delay in obtaining equipment could delay our implementation of additional crews and restrict the productivity of our existing crews, adversely affecting our business and results of operations. In addition, any adverse change in the terms of our supplier arrangements could affect our results of operations.

    The profitability of many of our contracts depends significantly on our ability to perform the services without delays, which is often subject to factors beyond our control.

        A significant portion of our seismic data acquisition services are performed pursuant to turnkey contracts, under which we are paid a fixed fee per square mile of data acquired. Turnkey contracts cause us to bear substantially all of the risks of business interruption caused by weather delays and other hazards. Any event that causes delay in our performance on the contract will reduce our profitability or even lead to losses.

    We may not realize our backlog, which may lead to lower than expected revenues.

        Our backlog consists of written orders or commitments for our services that we believe to be firm. At January 1, 2007, we estimate our backlog for our seismic data acquisition and seismic data processing and interpretation segments was approximately $311.3 million. We may never realize some or all of our backlog. Contracts for services are occasionally varied or modified by mutual consent and in many instances are cancelable by the customer on short notice without penalty. As a result, our backlog as of any particular date may not be indicative of our actual revenues for any succeeding fiscal period and even if our backlog is realized, it may not be profitable.

    We are subject to risks related to our international operations that could harm our business and results of operations.

        With operations worldwide, and with 40% of our revenues or $93.2 million on a pro forma basis from our seismic data acquisition services segment for the nine months ended September 30, 2006 derived outside of North America, our business and results of operations are subject to various risks inherent in international operations. These risks include:

  •
  instability of foreign economies, governments and government-owned E&P Companies;

  •
  risks of war, political unrest or seizure of assets;

  •
  foreign exchange restrictions, laws and other policies affecting trade and investment; and

  •
  difficulty and cost of enforcing contracts.

        We cannot assure you that we will not be subject to material adverse developments with respect to our international operations.

    Our results of operations can be significantly affected by currency fluctuations.

        As a company that derives a substantial amount of our revenue from sales internationally, we are subject to risks relating to fluctuations in currency exchange rates. Fluctuations in the exchange rate of the U.S. dollar against such other currencies have had in the past and can be expected in future periods to have a significant effect upon our results of operations. While we attempt to reduce the risks associated with such exchange rate fluctuations, we cannot assure you that we will be effective in doing so or that fluctuations in the value of the currencies in which we operate will not materially affect our results of operations in the future.

    Our operations are subject to government regulation which may adversely affect our future operations.

        We are subject to numerous federal, state and local laws and regulations that govern various aspects of our operations. These laws regulate the discharge of explosive materials into the environment, require the removal and clean-up of materials that may harm the environment and otherwise relate to the protection of the environment, and regulate access to private and governmental land to conduct seismic surveys.

        Although the costs of complying with applicable laws and regulations have historically not been material, the changing nature of such laws and regulations makes it impossible to predict the cost or impact of such laws and regulations on our future operations.

    If we do not effectively integrate the Grant acquisition, our operating results could be affected.

        We acquired Grant in September 2006, which significantly increased the number of seismic crews we could deploy up to 20. This substantial increase in our seismic data acquisition capacity has strained our personnel, management and processes. If we do not integrate Grant effectively, our profitability and results of operations could be adversely affected, management's attention could be diverted from other responsibilities and our future growth could be curtailed.

    We may be unable to retain and attract management and skilled and technically knowledgeable employees.

        Our continued success depends upon retaining and attracting highly skilled employees. A number of our employees possess many years of industry experience and are highly skilled and our inability to retain such individuals could adversely affect our ability to compete in the seismic service industry. We may face significant and adverse competition for such skilled personnel, particularly during periods of increased demand for seismic services.

Risks Related to an Investment in our Common Stock

    Our stock price may be volatile and may decrease in response to various factors, which could adversely affect our business and cause our stockholders to suffer significant losses.

        The market price of our common stock may be influenced by many factors, some of which are beyond our control, including the risks described in this "Risk Factors" section and the following:

  •
  decreases in prices for oil and natural gas resulting in decreased demand for our services;

  •
  variations in our operating results and failure to meet expectations of investors and analysts;

  •
  the public's reaction to our press releases, our other public announcements and our filings with the Securities and Exchange Commission ("SEC");

  •
  increases in interest rates;

  •
  the loss of customers;

  •
  competition;

  •
  illiquidity of the market for our common stock;

  •
  sales of common stock by existing stockholders; and

  •
  other developments affecting us or the financial markets.

        As a result of these factors, the price of our common stock may be volatile and you may not be able to sell shares of our common stock at prices equal to or greater than the price paid by you in this offering. A reduced stock price will result in a loss to investors in this offering.

    We do not expect to pay dividends on our common stock and investors will be able to receive cash in respect of the shares of common stock only upon the sale of the shares.

        We have never paid cash dividends on our common stock. We have no intention in the foreseeable future to pay any cash dividends on our common stock and the indenture governing our Floating Rate Notes and the PNC Credit Agreement restrict our ability to pay dividends on our common stock. Therefore, an investor in our common stock will obtain an economic benefit from holding our common stock only after an increase in its trading price and only by selling the common stock.

    Shares eligible for future issuance or sale may cause our common stock price to decline, which may negatively impact your investment.

        Issuances or sales of substantial numbers of additional shares of our common stock, including in connection with future acquisitions, if any, or the perception that such issuances or sales could occur, may cause prevailing market prices for shares of our common stock to decline and may adversely affect our ability to raise additional capital in the financial markets at a time and price favorable to us. As of September 30, 2006, 5,373,643 shares of our common stock were outstanding. Also as of such date, there were 778,925 shares of our common stock reserved for issuance under stock incentive plans or pursuant to individual option grants or stock awards. As of September 30, 2006, after giving effect to this offering, we would have had 7,373,643 shares of common stock outstanding (7,673,643 shares of common stock outstanding if the underwriters in this offering exercise their over-allotment option in full).

    We may not be approved for listing on a nationally recognized exchange and/or an active trading market may not develop to provide investors with adequate liquidity.

        We intend to have our common stock listed on a nationally recognized exchange. However, we cannot predict if we will be approved for such listing or the extent to which investor interest in us will lead to the development of an active trading market on a nationally recognized exchange in our shares of common stock or how liquid that market might become. If we are not approved to list on a nationally recognized exchange or an active trading market does not develop, stockholders may have difficulty selling our common stock and you may not be able to sell shares of our common stock at prices equal to or greater than the price paid by you in this offering.

    A majority of our voting stock is controlled by a small number of stockholders whose interests may conflict with those of other holders and consent of the holders of our Series B Preferred Stock will be required to take certain actions.

        Steven A. Webster, William R. Ziegler, Maple Leaf Partners, L.P. and Avista and their respective affiliates collectively own approximately 63% of our outstanding shares of common stock. In addition, as of January 1, 2007, Avista and its affiliates own 208,622 shares of our Series B Preferred Stock. Because the holders of our Series B Preferred Stock have the right to vote on an as-converted basis with the holders of our common stock, voting together as a single class, Avista and the stockholders named above have 73% of the voting power of any matter brought for the vote of shareholders at a meeting. As a result of this ownership, these stockholders are able to decide any matter requiring the approval of holders of our common stock. Subject to the right of the holders of our Series B Preferred Stock as discussed below, such matters include the election of directors, the adoption of amendments to our certificate of incorporation and by-laws and approval of mergers or sales of substantially all our assets.

        So long as at least 55,000 shares of our Series B Preferred Stock are outstanding, the consent of the holders of a majority of our Series B Preferred Stock will be required to, among other things, make any material change to our certificate of incorporation or by-laws, declare a dividend on our common stock, increase or decrease the size of our board of directors or enter into a business combination. Accordingly, Avista and its affiliates presently have the ability to control these matters.

Risks Related to Our Capital Structure

    We have a substantial amount of debt, which could adversely affect our financial health and adversely affect the trading price of our common stock.

        As of September 30, 2006, after giving pro forma effect to the Refinancing and this offering and the use of proceeds thereof as described in "Use of Proceeds," we had approximately $88.0 million of consolidated total indebtedness outstanding and approximately $21.0 million of additional secured borrowing capacity available under our credit agreement.

        Our substantial debt could have important consequences to you. For example, it could:

  •
  increase our vulnerability to general adverse economic and industry conditions, including declines in oil and natural gas prices and declines in drilling activities;

  •
  require us to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing the availability of our cash flow for operations and other purposes;

  •
  limit our ability to obtain additional financing for future working capital, capital expenditures, mergers and other general corporate purposes;

  •
  limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

  •
  make us more vulnerable to increases in interest rates;

  •
  place us at a competitive disadvantage compared to our competitors that have less debt; and

  •
  have a material adverse effect on us if we fail to comply with the covenants in the indenture relating to the Floating Rate Notes or in the instruments governing our other debt.

        In addition, we may incur substantial additional debt in the future. The indenture governing the Floating Rate Notes permits us to incur additional debt, and the PNC Credit Agreement permits additional borrowings. If new debt is added to our current debt levels, these related risks could increase.

        We may not maintain sufficient revenues to sustain profitability or to meet our capital expenditure requirements and our financial obligations. Also, we may not be able to generate a sufficient amount of cash flow to meet our debt service obligations. If our cash flow and capital resources are insufficient to fund our debt service obligations and capital expenditure plans, we may be forced to reduce or delay scheduled expansion and capital expenditures, sell material assets or operations, obtain additional capital or restructure our debt, all of which could have an adverse effect on the trading price of our common stock.

    The indenture governing our Floating Rate Notes and the PNC Credit Agreement contain various restrictive covenants that limit management's discretion in operating our business. In particular, these covenants limit our ability to, among other things:

  •
  incur additional debt, including secured debt;

  •
  make certain investments or pay dividends or distributions on our capital stock or purchase or redeem or retire capital stock;

  •
  sell assets, including capital stock of our restricted subsidiaries;

  •
  restrict dividends or other payments by restricted subsidiaries;

  •
  create liens;

  •
  enter into transactions with affiliates; and

  •
  merge or consolidate with another company.

        The PNC Credit Agreement also requires us to maintain specified financial ratios and satisfy certain financial tests. Our ability to maintain or meet such financial ratios and tests may be affected by events beyond our control, including changes in general economic and business conditions, and we cannot assure you that we will maintain or meet such ratios and tests or that the lenders under the PNC Credit Agreement will waive any failure to meet such ratios or tests.

        These covenants could materially and adversely affect our ability to finance our future operations or capital needs. Furthermore, they may restrict our ability to expand, to pursue our business strategies and otherwise to conduct our business. Our ability to comply with these covenants may be affected by circumstances and events beyond our control, such as prevailing economic conditions and changes in regulations, and we cannot assure you that we will be able to comply with them. A breach of these covenants could result in a default under the indenture governing our outstanding Floating Rate Notes and/or the PNC Credit Agreement. If there were an event of default under our debt instruments, the affected creditors could cause all amounts borrowed under these instruments to be due and payable immediately. Additionally, if we fail to repay indebtedness under the PNC Credit Agreement and our Floating Rate Notes when it becomes due, the lenders under the PNC Credit Agreement and the trustee on behalf of the holders of the Floating Rate Notes could proceed against the assets which we have pledged to them as security.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These statements relate to future events or our future product development or financial performance. In some cases, you can identify forward-looking statements by terminology such as "anticipates," "believes," "expects," "future," "intends," "assuming," "projects," "plans" and similar expressions or the negative of those terms or other comparable terminology.

        Forward-looking statements involve risks and uncertainties. A number of important factors could cause actual results to differ materially from those in the forward-looking statements. These factors include equipment failures, technological changes, volatility of securities markets, government regulations, economic conditions and competition in the areas in which we conduct our operations. Other important factors that could cause actual results to differ materially from the forward-looking statements we make in this prospectus are set forth under the section entitled "Risk Factors" on page 12 and in the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" on page 35 in this prospectus. If one or more of these risks or uncertainties materialize, or if any underlying assumptions prove incorrect, our actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements. We undertake no obligation, other than as required by law, to publicly update any forward-looking statements to reflect new information, future events or otherwise.

INDUSTRY AND MARKET DATA

        We have obtained some industry and market share data from third-party sources that we believe are reliable. In many cases, however, we have made statements in this prospectus regarding our industry and our position in the industry based on estimates made based on our experience in the industry and our own investigation of market conditions. We believe these estimates to be accurate as of the date of this prospectus.

USE OF PROCEEDS

        The net proceeds from this offering will be approximately $58.7 million, or $67.6 million if the underwriters' over-allotment option is exercised in full, assuming an offering price of $31.50 per share and after deducting the underwriters discounts, commissions and estimated transaction fees and expenses payable by us. We plan to use the net proceeds from this offering to redeem $30.0 million of the principal portion of our outstanding Floating Rate Notes, plus any premium and accrued interest expenses, with the remaining portion of the net proceeds to be retained by us for general corporate purposes. The Floating Rate Notes accrue interest at a rate, reset quarterly, equal to LIBOR plus 6.5%. "LIBOR," for this purpose, is the rate (expressed as a percentage per annum) for deposits in U.S. dollars for three-month periods appearing on Telerate Page 3750 as of 11:00 a.m., London time, on a particular determination date. The principal amount of the Floating Rate Notes is due on December 15, 2012.

DIVIDEND POLICY

        We have never paid cash dividends on our common stock and our board of directors intends to retain all of our earnings, if any, to finance the development and expansion of our business. In addition, the indenture governing the Floating Rate Notes and the PNC Credit Agreement restricts our ability to pay cash dividends, and the consent of the holders of not less than a majority of our Series B Preferred Stock is required before we are permitted to pay dividends on our common stock. There can be no assurance that our operations will prove profitable to the extent necessary to pay cash dividends. Moreover, even if such profits are achieved, our future dividend policy will depend upon our earnings, capital requirements, financial condition and other factors considered relevant by our board of directors.

PRICE RANGE OF COMMON STOCK

        Our common stock is traded on the OTC Bulletin Board under the trading symbol "GKNT.OB." The following table sets forth the high and low prices for the common stock during our three most recent fiscal quarters and our last three fiscal years as reported by the National Association of Security Dealers (the "NASD") on the OTC Bulletin Board. The following quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions. Share prices for periods prior to November 3, 2006, have been adjusted to give retroactive effect to a one-for-ten reverse stock split effected November 3, 2006.

Calendar Quarter	High	Low
2004
First Quarter	$27.50	$2.50
Second Quarter	$27.50	$10.10
Third Quarter	$15.00	$4.50
Fourth Quarter	$10.10	$6.50
2005
First Quarter	$58.00	$7.00
Second Quarter	$27.50	$18.50
Third Quarter	$22.50	$15.70
Fourth Quarter	$26.00	$16.50
2006
First Quarter	$43.50	$23.00
Second Quarter	$60.00	$32.00
Third Quarter	$37.50	$12.50
Fourth Quarter	$32.47	$16.00
2007
First Quarter (through January 31, 2007)	$32.00	$28.51

        As of December 31, 2006, there were approximately 56 holders of record of our common stock. On January 31, 2007, the last sale price for our common stock reported on the OTC Bulletin Board was $31.50 per share.

CAPITALIZATION

        The following table sets forth our unaudited cash, cash equivalents and restricted cash, and capitalization as of September 30, 2006:

  •
  on an actual basis;

  •
  on an adjusted basis giving effect to the issuance of the Floating Rate Notes and the application of the net proceeds thereof and the concurrent repayment of the principal and capitalized interest on a $55.0 million subordinated loan with the proceeds from the issuance of 228,683 shares of our Series B Preferred Stock; and

  •
  as further adjusted to give effect to the issuance of 2.0 million shares of our common stock at an assumed offering price of $31.50 per share and the application of the net proceeds thereof as described in "Use of Proceeds."

        You should read this table in conjunction with our financial statements and the notes to our financial statements included elsewhere in this prospectus.

	As of September 30, 2006
	Actual	As Adjusted for the Refinancing		As Further Adjusted for this Offering
	(Unaudited) (In thousands)
Cash and cash equivalents and restricted cash(1)	$23,923	$29,523		$57,037

Long-term debt and capital leases (including current portion):
Credit facility	$—	$—		$—
Senior Loan	100,000	—		—
Subordinated Loan	55,457 (3)	—		—
Floating Rate Notes	—	110,000		80,000
Other debt	7,989	7,989		7,989

Total debt	$163,446	$117,989		$87,989
Preferred equity:
Redeemable convertible preferred stock	$—	$57,171	(4)	$57,171	(4)
Stockholders' equity:
Common stock, $0.01 par value, 100,000,000 shares authorized(2)	$54	$54		$74
Additional paid-in capital	72,518	72,518		131,218
Other accumulated comprehensive loss	(607)	(607)		(607)
Accumulated deficit	(38,279)	(43,632	)(5)	(45,732	)(6)

Total stockholders' equity	$33,686	$28,333		$84,953

Total capitalization	$197,132	$203,493		$230,113

(1)
Includes approximately $1.5 million of restricted cash.

(2)
As of September 30, 2006, we had 5,373,643 shares of common stock issued and outstanding on an actual basis. After giving effect to this offering, we would have had 7,373,643 shares of common stock issued and outstanding.

(3)
Reflects principal and accrued interest through September 30, 2006 on the $55.0 million subordinated loan which was repaid in Series B Preferred Stock.

(4)
Reflects principal and accrued interest through December 15, 2006 on the $55.0 million subordinated loan which was repaid in Series B preferred stock.

(5)
Reflects impairment of unamortized bridge loan setup costs and interest expense on our Subordinated Loan through December 15, 2006.

(6)
Reflects impairment of unamortized Floating Rate Notes setup costs and premium related to $30.0 million principal paid with the proceeds of this offering.

UNAUDITED PRO FORMA
COMBINED FINANCIAL INFORMATION

        On December 1, 2005, we completed the Trace acquisition and on September 8, 2006, we completed the Grant acquisition. The unaudited pro forma combined statements of operations for the year ended December 31, 2005, the nine months ended September 30, 2005 and September 30, 2006 give pro forma effect to the Trace and Grant acquisitions, the Refinancing, this offering and the use of proceeds thereof as described in "Use of Proceeds", as if such transactions occurred on January 1, 2005.

        In the unaudited pro forma combined statement of operations for the year ended December 31, 2005, the column "Geokinetics" includes the operations of Trace from December 1, 2005, to December 31, 2005. The column "Trace" includes operations from January 1, 2005 to November 30, 2005.

        In the unaudited pro forma combined statement of operations for the nine months ended September 30, 2006, the column "Geokinetics" includes the operations of Grant from September 9, 2006 to September 30, 2006. The column "Grant" includes operations from January 1, 2006 to September 8, 2006.

        The unaudited pro forma combined financial information is based on the assumptions and adjustments described in the accompanying notes. The unaudited pro forma combined statements of operations do not purport to represent what our results of operations actually would have been if the events described above had occurred as of the date indicated or what our results will be for any future periods. The unaudited pro forma combined financial statements are based upon assumptions and adjustments that we believe are reasonable. The unaudited pro forma combined financial statements and the accompanying notes should be read in conjunction with our historical consolidated financial statements contained in our audited financial statements for the year ended December 31, 2005, our unaudited financial statements for the nine months ended September 30, 2005 and September 30, 2006 and the audited financial statements of Trace and Grant, including the notes thereto.

        On November 3, 2006, we completed a reverse stock split of our common stock outstanding at a ratio of one share for every ten shares. All share and per share amounts referred to are reflected as if the reverse stock split had been effective in the periods presented.

Grant Geophysical, Inc.

        On September 8, 2006, we acquired Grant for approximately $125.0 million of cash, subject to an adjustment for net debt and working capital.

        The Grant acquisition has been accounted for as a business combination. Assets acquired and liabilities assumed have been recorded at their fair values as of the date of the acquisition. The allocation below is a preliminary allocation based partially on an internally prepared evaluation of the fair value of the assets of Grant. Additionally, the purchase price is subject to adjustment with the seller in the future.

        Under business combination accounting, the total purchase price was allocated to Grant's net tangible and identifiable intangible assets based on their estimated fair values as of September 8, 2006 as set forth below. The allocation of the purchase price was based upon an independent appraisal of the equipment, as well as our estimates and assumptions.

        The excess of the purchase price over the net book value of Grant, which is not deductible for tax purposes, totaled approximately $103.5 million. Of this amount $30.7 million was allocated to property and equipment, $68.0 million was allocated to goodwill and $4.8 million was allocated to intangibles as detailed below.

In Thousands
Current assets	$44,221
Property, plant and equipment	61,887
Goodwill	67,971
Intangible assets	4,824
Other assets	526

Total assets acquired	$179,429
Current liabilities	$45,040
Other long-term liabilities	1,367
Deferred tax liability	9,287
Other comprehensive loss	(1,265)

Total liabilities assumed	$54,429

Purchase price	$125,000

        The following table sets forth the components of intangible assets associated with the acquisition (in thousands).

Intangible Assets	Fair Value as of September 8, 2006	Accumulated Amortization as of September 30, 2006	Net Book Value as of September 30, 2006	Useful Life
Goodwill	$67,971	N/A	$67,971	Indefinite
Data Library	2,410	37	2,373	4 years
Customer relationships	2,414	30	2,384	5 years

Total Intangible Assets	$72,795	$67	$72,728

        We assigned $2.4 million of the purchase price to a data library and is subject to amortization with an expected life of four years, or in accordance with sales based on internal and external sales forecasts the Company has compiled, whichever is shorter. The fair value of intangible assets was based on an estimate of the value of data in our library. Amortization of the intangible assets noted above will be $602,500 for each year unless sales result in this being accelerated.

        We assigned $2.4 million of the purchase price to customer relationships, which represented an estimate of the fair value of the relationships of Grant with its customers. The useful life assigned to these relationships is five years.

        Our management is in the process of completing the identification and allocation of the purchase price for Grant among the various components of intangible assets. In addition, Grant has approximately $47.5 million and $17.0 million of U.S. and non-U.S. operating loss carryforwards, respectively, which as of the date of Grant's purchase had a full valuation allowance applied to them.

Geokinetics Exploration Inc. (formerly known as Trace Energy Services, Ltd.)

        On December 1, 2005, we acquired all the outstanding common shares of Trace for a net purchase price totaling approximately $16.4 million in a combination of cash and stock. Under the stock purchase agreement, the purchase price of $35.0 million Canadian dollars was payable in cash, subject to certain adjustments, and issuance of shares of our common stock. After giving effect to the purchase price adjustments and the exchange to U.S. dollars, the net cash portion of the purchase price amounted to approximately $14.3 million. The stock portion of the purchase price attributable to the issuance of our common stock approximated $2.1 million, based on the average market closing price during the period 2 days before and after the date of acquisition. The Trace acquisition has been accounted for as a business combination. Assets acquired and liabilities assumed have been recorded at their fair values as of the date of the acquisition. The allocation below is a preliminary allocation based partially on an internally prepared evaluation of the fair value of the assets of Trace.

        Upon completion of our acquisition of Trace, the excess of the purchase price over the net book value of Trace, which is not deductible for tax purposes, totaled approximately $9.3 million. At December 1, 2005, the excess purchase price was allocated as follows: approximately $6.0 million to property and equipment, approximately $2.1 million to goodwill and approximately $1.2 million to intangibles (customer relationships). The following table sets forth the allocation of the Trace purchase price.

In Thousands
Accounts receivable	8,118
Deferred charges	810
Other current assets	723
Property and equipment(1)	29,827
Goodwill(1)	2,099
Intangible assets	1,195

Total assets acquired	$42,772

Accounts payable and accrued liabilities	9,461
Bank indebtedness	1,556
Current portion long term debt	4,041
Deferred revenue and other current liabilities	1,027
Long term debt	4,478
Capital lease obligations	4,136
Deferred tax liabilities	1,631

Total liabilities assumed	$26,330

Purchase price	$16,442

(1)
Amounts shown reflect a $600,000 adjustment from goodwill to property and equipment, which was recorded during the quarter ended March 31, 2006, which is being depreciated over an average period of 5 years.

        The following table sets forth the components of intangible assets associated with the acquisition at December 1, 2005 (in thousands):

Intangible Assets	Fair value as of December 1, 2005	Accumulated Amortization as of December 31, 2005	Net Book Value as of December 31, 2005	Useful Life
Goodwill	$2,099	N/A	$2,099	Indefinite
Customer relationships	1,195	10	1,185	5 years

Total Intangible Assets	$3,294	$10	$3,284

        Of the approximate $3.3 million of acquired intangible assets, approximately $2.1 million was assigned to goodwill and is not subject to amortization and approximately $1.2 million was classified as identifiable intangibles with an expected life of five years. The fair value of intangible assets was based on an estimate of start up costs avoided by acquiring Trace's established customer base.

One-time Charges

        The unaudited pro forma combined income statements of operations include the following one-time charges in General and Administrative expenses:

		Nine Months Ended September 30,
	Year Ended December 31, 2005
		2005	2006
Grant one-time charges
Terminated merger fees	$427	$78	$—
Abandoned IPO fees	—	—	727
Sale to Geokinetics(a)	—	—	12,870
Trace one-time charges
Sale to Geokinetics	968	—	—
Geokinetics one-time charges
Purchase of Grant(b)	—	—	1,384

Total	$1,395	$78	$14,981

(a)
Grant's expenses related to its sale to us primarily consist of investment advisor and professional fees, payouts under the phantom stock plan and completion bonuses.

(b)
Our expenses related to the purchase of Grant primarily consist of bank fees, advisory fees, professional fees and write-off of unamortized debt financing costs.

GEOKINETICS INC.
UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
Twelve Months Ended December 31, 2005
(In Thousands, except per share amounts)

Historical
Grant/Trace Acquisition Adjustment	Refinancing Adjustments	Adjustments for this Offering	Pro Forma Geokinetics
Geokinetics	Trace	Grant
Revenues
Seismic acquisition revenue	$58,177	$53,416	$127,316	$—	$—	$—	$238,909
Seismic data processing revenue	3,998	—	—	—	—	—	3,998

Total revenues	62,175	53,416	127,316	—	—	—	242,907
Expenses
Seismic operating expenses	51,017	45,188	93,572	—	—	—	189,777
Data processing operating expenses	6,335	—	—	—	—	—	6,335
Depreciation and amortization	1,481	2,949	8,628	5,841	1	72	2	(200	) 3	18,771
General and administrative	3,405	3,191	10,579	—	—	—	17,176

Total expenses	62,238	51,328	112,779	5,841	72	(200)	232,059
Gain (loss) on sale of equipment	—	—	1,558	—	—	—	1,558

Income (loss) from operations	(63)	2,088	16,095	(5,841)	(72)	200	12,406
Other income (expense)
Interest expense	(474)	(645)	(1,294)	(17,665	) 4	8,124	5	3,039	6	(8,914)
Interest income	116	21	182	—	—	—	319
Warrant Expense	(1,386)	—	—	—	—	—	(1,386)
Other income (expense)	(63)	(898)	(435)	—	—	—	(1,396)

Income (loss) before minority interest and income taxes	(1,871)	566	14,548	(23,506)	8,052	3,239	1,029
Minority interest	—	(102)	—	—	—	—	(102)
Provision for income taxes	51	7	756	3,376	—	8	—	8	—	8	4,183

Income (loss) from continuing operations	(1,922)	(88)	11,172	(23,506)	8,052	3,239	(3,052)
Discontinued operations	—	252	—	—	—	—	252

Net Income (loss)	(1,922)	164	11,172	(23,506)	8,052	3,239	(2,800)
Preferred Dividends	(159)	—	(28)	—	(4,253	) 9,10	—	(4,440)

Net Income (loss) applicable to common shareholders	$(2,081)	$164	$11,144	$(23,506)	$3,799	$3,239	$(7,240)

Pro forma net income per common share
Basic
Continuing operations	$(0.95)	$(0.99)
Discontinued operations	—	0.03

Total	$(0.95)	$(0.96)

Diluted
Continuing operations	$(0.95)	$(0.99)
Discontinued operations	—	0.03

Total	$(0.95)	$(0.96)

Weighted average common shares and equivalents outstanding
Basic	2,182	3,168	12	2,000	11	7,350	13
Diluted	2,182	7,350	13

GEOKINETICS INC.
UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
Nine Months Ended September 30, 2005
(In Thousands, except per share amounts)

	Historical
				Grant/Trace Acquisition Adjustment		Refinancing Adjustments		Adjustments for this Offering		Pro Forma Geokinetics
	Geokinetics	Trace	Grant
Revenues
Seismic acquisition revenue	$38,988	$38,925	$86,284	$—		$—		$—		$164,197
Seismic data processing revenue	3,118	—	—	—		—		—		3,118

Total revenues	42,106	38,925	86,284	—		—		—		167,315
Expenses
Seismic operating expenses	34,061	32,428	67,479	—		—		—		133,968
Data processing operating expenses	4,828	—	—	—		—		—		4,828
Depreciation and amortization	627	2,411	5,993	4,400	1	55	2	(150	) 3	13,336
General and administrative	1,911	2,579	6,982	—		—		—		11,472

Total expenses	41,427	37,418	80,454	4,400		55		(150)		163,604
Gain (loss) on sale of equipment	—	—	1,719	—		—		—		1,719

Income (loss) from operations	679	1,507	7,549	(4,400)		(55)		150		5,430
Other income (expense)
Interest expense	(297)	(510)	(1,004)	(12,163	) 4	5,233	5	2,221	6	(6,520)
Interest income	61	15	147	—		—		—		223
Other income (expense)	1	50	(226)	—		—		—		(175)

Income (loss) before minority interest and income taxes	444	1,062	6,466	(16,563)		5,178		2,371		(1,042)
Minority interest	—	—	—	—		—		—		—
Provision for income taxes	—	675	1,495	—	8	—	8	—	8	2,170

Net Income (loss)	444	387	4,971	(16,563)		5,178		2,371		(3,212)
Preferred Dividends	(130)	—	(20)	—		(3,180	) 9,10	—		(3,330)

Net Income (loss) applicable to common shareholders	$314	$387	$4,951	$(16,563)		$1,998		$2,371		$(6,542)

Pro forma net income per common share
Basic
Continuing operations	$0.17									$(0.89)
Discontinued operations	—									—

Total	$0.17									$(0.89)

Diluted
Continuing operations	$0.11									$(0.89)
Discontinued operations	—									—

Total	$0.11									$(0.89)

Weighted average common shares and equivalents outstanding
Basic	1,899			3,451	12			2,000	11	7,350	13
Diluted	2,838									7,350	13

GEOKINETICS INC.
UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
Nine Months Ended September 30, 2006
(In Thousands, except per share amounts)

	Historical
				Grant Acquisition Adjustment		Refinancing Adjustments		Adjustments for this Offering		Pro Forma Geokinetics
	Geokinetics		Grant
Revenues
Seismic acquisition revenue	$128,661		$104,290	$—		$—		$—		$232,951
Seismic data processing revenue	4,594		—	—		—		—		4,594

Total revenues	133,255		104,290	—		—		—		237,545
Expenses
Seismic operating expenses	103,402		81,765	—		—		—		185,167
Data processing operating expenses	6,097		—	—		—		—		6,097
Depreciation and amortization	7,169		7,749	2,982	1	55	2	(150)	3	17,805
General and administrative	10,532		21,250	—		—		—		31,782

Total expenses	127,200		110,764	2,982		55		(150)		240,851
Gain (loss) on sale of equipment	2		(112)	—		—		—		(110)

Income (loss) from operations	6,057		(6,586)	(2,982)		(55)		150		(3,416)
Other income (expense)
Interest expense	(2,301)		(1,006)	(13,337)	4	6,149	5	2,628	6	(7,867)
Interest income	308		504	—		—		—		812
Other income (expense)	(247)		330	—		—		—		83

Income (loss) before minority interest and income taxes	3,817		(6,758)	(16,319)		6,094		2,778		(10,388)
Minority interest	—		—	—		—		—		—
Provision for income taxes	1,837	7	876	—	8	—	8	—	8	2,713

Net Income (loss)	1,980		(7,634)	(16,319)		6,094		2,778		(13,101)
Preferred Dividends	—		—	—		(3,330)	9	—		(3,330)

Net Income (loss) applicable to common shareholders	$1,980		$(7,634)	$(16,319)		$2,764		$2,778		$(16,431)

Pro forma net income per common share
Basic
Continuing operations	$0.37									$(2.23)
Discontinued operations	—									—

Total	$0.37									$(2.23)

Diluted
Continuing operations	$0.34									$(2.23)
Discontinued operations	—									—

Total	$0.34									$(2.23)

Weighted average common shares and equivalents outstanding
Basic	5,352							2,000	11	7,352	13
Diluted	5,781									7,352	13

Explanatory Notes Related to Pro Forma Adjustments

        1.     Reflects the preliminary pro forma adjustment to reflect the amortization of the acquired intangible assets (data library and customer relationships), the depreciation of the write-up to market value of Trace and Grant's seismic data acquisition equipment, and adjustments to Trace and Grant's depreciation to conform to our depreciation policies.

        2.     Reflects the pro forma adjustment to reflect the amortization of deferred financing costs related to the Refinancing.

        3.     Reflects the pro forma adjustment to reflect a reduction in amortization of deferred financing costs related to the Refinancing due to the redemption of a portion of the principal amount under the Floating Rate Notes from the proceeds of this offering.

        4.     Reflects the pro forma adjustment to reflect the removal of interest expense on our debt paid off by proceeds from the subordinated and senior loans related to the Grant acquisition. Interest expense on the subordinated and senior loans was calculated using a historical prime rate for the respective periods and the applicable margin per the subordinated and senior loan agreements.

        5.     Reflects the pro forma adjustment to reflect the interest expense related to the Refinancing using historical LIBOR for the respective periods and a margin of 6.5% on the Floating Rate Notes.

        6.     Reflects the pro forma adjustment to reduce the interest expense related to our Floating Rate Notes after a redemption of a portion of the principal amount of such notes from the proceeds of this offering.

        7.     Provision for income taxes reflects a provision for Canadian income taxes only.

        8.     No tax benefit is reflected because a full valuation allowance is being applied to losses.

        9.     Reflects the pro forma adjustment to reflect Series B Preferred Stock dividend requirements. The dividend rate on our Series B Preferred Stock is 8.0% per annum, and we assumed cash dividend payments.

        10.   Reflects the pro forma adjustment to reflect the removal of preferred stock dividend requirements on previous issuances of preferred stock.

        11.   Reflects the pro forma adjustment to reflect the common shares issued in this offering.

        12.   Reflects the pro forma adjustment to reflect the common shares issued in relation to the Trace acquisition and the conversion of existing preferred stock that converted concurrently with the acquisition.

        13.   We applied the "if converted" method to determine the impact on earnings per share of our Series B Preferred Stock. As the effect was anti-dilutive to our pro forma net income per common share, the diluted weighted average shares outstanding are reflected consistent with the basic weighted average shares outstanding.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

        The following selected historical consolidated financial information for each of the years in the five-year period ended December 31, 2005 has been derived from our audited consolidated financial statements. The selected historical consolidated statement of operations information for the nine months ended September 30, 2005 and September 30, 2006 has been derived from our unaudited consolidated financial statements and, in the opinion of our management, includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation. This information is only a summary and you should read it in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," which discusses factors affecting the comparability of the information presented, and in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. Results for interim periods may not be indicative of results for full fiscal years.

	Year Ended December 31,					Nine Months Ended September 30,
	2001	2002	2003	2004	2005(2)	2005	2006(3)
						(Unaudited)
	(In thousands, except per share amounts and ratios)
Statement of Operations Information:
Revenues	$22,073	$22,705	$35,949	$43,145	$62,175	$42,106	$133,255
Income (loss) from operations(1)	(30,751)	(3,101)	1,856	(26)	(63)	679	6,057
Interest expense, net	9,184	10,833	3,824	415	358	236	1,993

Net income (loss)(4)	$(39,936)	$(13,934)	$81,862	$(441)	$(1,922)	$444	$1,980
Preferred Dividends	—	—	—	2,515	159	130	—

Net income (loss) applicable to common stockholders(4)	$(39,936)	$(13,934)	$81,862	$(2,956)	$(2,081)	$314	$1,980

Net income (loss) per common share(4)
Basic	$(21.03)	$(7.34)	$43.11	$(1.56)	$(0.95)	$0.17	$0.37
Diluted	(21.03)	(7.34)	43.11	(1.56)	(0.95)	0.11	0.34
Weighted average shares outstanding
Basic	1,899	1,899	1,899	1,899	2,182	1,899	5,352
Diluted	1,899	1,899	1,899	1,899	2,182	2,838	5,781
Balance Sheet Information:
Cash and cash equivalents and restricted cash	$1,404	$2,636	$5,256	$2,400	$11,186	$4,210	$23,923
Total assets	9,641	7,374	14,420	11,577	74,723	16,112	269,007
Long-term debt and capital leases (including current portion)	63,330	63,625	5,943	4,499	16,950	4,704	163,446	(6)
Redeemable convertible preferred stock	—	—	—	2,398	—	2,528	—
Total stockholders' equity (deficit)(5)	(72,755)	(86,689)	(1,923)	(2,378)	(1,150)	(2,114)	33,686

(1)
Income (loss) from operations for the year ended December 31, 2001 was lower primarily due to a $19.3 million goodwill impairment expense.

(2)
Includes the results of operations of Trace since December 1, 2005, the date of the Trace acquisition.

(3)
Includes the results of operations of Grant since September 8, 2006, the date of the Grant acquisition.

(4)
Net income for the year ended December 31, 2001 was lower primarily due to a $19.3 million goodwill impairment expense. Net income for the year ended December 31, 2003 was higher primarily due to approximately $83.8 million of debt forgiveness income recognized in such year.

(5)
As of December 31, 2005, does not include $25.6 million of temporary equity, as discussed in Note 6 of the consolidated financial statements for the nine months ended September 30, 2006.

(6)
Includes accrued interest on the senior loan.

Quarterly Results of Operations

        The following table sets forth quarterly statement of operations data. We derived this data from our unaudited consolidated financial statements, which we believe have been prepared on substantially the same basis as our audited consolidated financial statements. The operating results in any quarter are not necessarily indicative of the results that may be expected for any future period.

	Quarter Ended
	March 31, 2004	June 30, 2004	September 30, 2004	December 31, 2004
	(In thousands)
Revenues	$11,917	$9,429	$12,096	$9,703
Income (loss) from operations	(203)	(1,239)	883	533
Interest expense, net	101	109	106	99

Net income (loss)	$(304)	$(1,348)	$777	$433
Preferred dividends	—	—	—	(2,514)

Net income (loss) applicable to common shareholders	$(304)	$(1,348)	$777	$(2,081)

Net income (loss) per common share
Basic	$(0.16)	$(0.71)	$0.41	$(1.10)
Diluted	(0.16)	(0.71)	0.40	(1.10)
Weighted average common shares and equivalents outstanding
Basic	1,899	1,899	1,899	1,899
Diluted	1,899	1,899	1,920	1,899
	Quarter Ended
	March 31, 2005	June 30, 2005	September 30, 2005	December 31, 2005
	(In thousands)
Revenues	$13,161	$13,428	$15,518	$20,068
Income (loss) from operations	(2)	193	489	(743)
Interest expense, net	88	74	73	123

Net income (loss)	$(90)	$118	$416	$(2,365)
Preferred dividends	(43)	(43)	(43)	(30)

Net income (loss) applicable to common shareholders	$(134)	$75	$373	$(2,395)

Net income (loss) per common share
Basic	$(0.07)	$0.04	$0.20	$(0.79)
Diluted	(0.07)	0.04	0.13	(0.79)
Weighted average commmon shares and equivalents outstanding
Basic	1,899	1,899	1,899	3,035
Diluted	1,899	2,017	2,849	3,035
	Quarter Ended
	March 31, 2006	June 30, 2006	September 30, 2006
	(In thousands)
Revenues	$48,472	$34,372	$50,412
Income (loss) from operations	4,099	2,924	(966)
Interest expense, net	137	111	1,746

Net income (loss)	$2,289	$1,614	$(1,922)
Preferred dividends	—	—	—

Net income (loss) applicable to common shareholders	$2,289	$1,614	$(1,922)

Net income (loss) per common share
Basic	$0.43	$0.30	$(0.36)
Diluted	0.39	0.27	(0.36)
Weighted average common shares and equivalents outstanding
Basic	5,350	5,350	5,357
Diluted	5,834	5,899	5,357

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion and analysis should be read in conjunction with our selected historical financial data and our accompanying financial statements and the notes to those financial statements included elsewhere in this prospectus. The following discussion contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that reflect our plans, estimates and beliefs. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of risks and uncertainties, including, but not limited to, those discussed above under "Risk Factors."

Overview

        We believe we are the fourth-largest global provider of seismic data acquisition services in land, transition zone and shallow water environments to the oil and natural gas industry based on total worldwide crew count. Seismic data is used by oil and natural gas E&P companies to identify and analyze drilling prospects and maximize successful drilling. We provide our seismic data acquisition services in the Gulf Coast, Mid-Continent, Appalachian and Rocky Mountain regions of the United States, Western Canada, Central and South America, Africa, the Middle East, Australia/New Zealand and the Far East. We primarily perform 3D seismic data surveys for customers in the oil and natural gas industry, which include many national oil companies, major international oil companies and smaller independent E&P companies operating in land, transition zone and shallow water environments. In addition, we perform a significant amount of work for seismic data library companies that are acquiring the data to license it to E&P companies rather than for their own use.

        The seismic services industry is dependent upon the spending levels of oil and natural gas companies for exploration, development, exploitation and production of oil and natural gas. These spending levels depend upon the prices of oil and natural gas. During the past three years, the oil and natural gas industry has seen significant increases in activity resulting from continuing high commodity prices for oil and natural gas. Our seismic data acquisition services segment has benefited from these increased levels of activity, as well as from our reputation as a provider of high-quality seismic surveys. We have seen our seismic data acquisition services revenues and results of operations improve year over year for the past several years and in the nine months ended September 30, 2006 as a result of increased demand for our services, improved contract terms with our customers as well as the Trace and Grant acquisitions. While demand for our services continues to increase, we continue to experience competition in our marketplace which has prevented us from benefiting from significant increased pricing for our services. We will continue to aggressively compete for seismic projects from both existing and prospective customers.

Grant Acquisition

        On September 8, 2006, we completed the acquisition of all of the issued and outstanding capital stock of Grant for $125.0 million in cash, subject to adjustment for net debt and working capital. Headquartered in Houston, Texas, Grant performs 2D and 3D seismic surveys in the land, transition zone and shallow water environments in the United States, Western Canada, Central and South America, Africa, the Middle East, Australia/New Zealand and the Far East using both analog and digital seismic equipment for a wide range of customers exploring for oil and natural gas reserves. Through the Grant acquisition, we also added equipment that complemented and expanded our operational capabilities. Grant has long-standing relationships with its customers, which include national oil companies, major international oil companies and smaller independent E&P companies around the world. Additionally, Grant has a very experienced senior management team with vast international experience working in land, transition zone and shallow water environments.

Trace Acquisition

        On December 1, 2005, we completed the acquisition of all of the issued and outstanding common shares of stock of Trace for Canadian $35 million, which we paid in cash and by assuming certain existing indebtedness of Trace, subject to certain adjustments, and 100,000 shares of common stock. Headquartered in Alberta, Canada, Trace provides seismic services to exploration and production companies in the oil, gas, and mining industries, and it specializes in the acquisition of land-based seismic surveys in North America. Trace is a leader in the market for next generation full-wave (multi-component) seismic technology. Through this acquisition, we have and will continue to expand our business into the Canadian Arctic, California and the Appalachian Mountain region. Trace is the only major contractor operating in California and the largest seismic contractor operating in the Appalachian Mountains region. These areas provide us with new business opportunities as well as the potential for long-term growth within each respective market.

Operating Environment

        Our seismic data acquisition services are often performed in extreme weather, difficult terrain and under other hazardous conditions. The environments in which we operate vary significantly from very benign flat plains to very difficult heavy jungle areas, high mountains and transition zone areas. As a result, these activities are subject to risks of injury to our personnel and loss of seismic data acquisition equipment. We maintain insurance against the destruction of our seismic data acquisition equipment and injury to person and property that may result from our operations, and consider the amount of such insurance to be adequate. However, we are not fully insured for all risks (including business interruption), either because such insurance is not available or because we elect not to obtain insurance coverage due to cost.

        Our seismic data acquisition services are performed outdoors and are therefore subject to seasonality. Shorter winter days and adverse weather negatively impact our ability to provide services in certain regions. In order to minimize the effect of seasonality on our assets, we have diversified our operations in a manner such that our equipment is highly mobile between regions and countries. Fixed costs, including costs associated with labor costs, depreciation and interest expense, account for a substantial percentage of our costs and expenses. Accordingly, downtime or low productivity resulting from weather interruptions (including hurricanes like Hurricane Rita and Katrina in September 2005), reduced demand, equipment failures or other causes can result in significant operating losses. During September 2005, we believe we lost 10 days of seismic recording time as a result of delays caused by Hurricane Rita.

        We have limited control over the timing of our international operations due to the extensive planning and preparation required to perform a seismic survey. With diverse operations, our crews can be subject to significant downtime, which can negatively affect our performance during a certain period. Our international operations have also been affected historically by the budgeting cycle of its customers, at times resulting in higher activity levels early in the year when exploration budgets are high, and late in the year when our customers are trying to utilize their remaining budgets.

        We operate in various countries, which exposes us to political and social risks and are subject to varying legal regimes and environmental restrictions. These risks include:

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  instability of foreign economies, governments and government-owned E&P Companies;

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  risks of war, political unrest or seizure of assets; and

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  foreign exchange restrictions, laws and other policies affecting trade and investment.

Critical Accounting Policies

        The discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles ("GAAP"). The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect reported amounts, and actual results may differ from the estimates. Our significant accounting policies are described in Note 1 to our audited consolidated financial statements included in this prospectus. We consider the following accounting policies to be critical to the understanding of our financial condition and results of operations because these polices require the most difficult, subjective or complex judgments on the part of our management in their application, often as a result of the need to make estimates about the effect of matters that are inherently uncertain, and are the most important to our financial condition and operating results.

        Fair values of financial instruments.    Our financial instruments consist of cash, accounts receivable, accounts payable, notes payable, warrants, the equipment lease liability and redeemable preferred stock. The carrying amounts reported in the consolidated balance sheets for cash, accounts receivable and accounts payable approximate fair values due to the short maturity of those instruments. The carrying amount of debt reported in the consolidated balance sheets approximates fair value because, in general, the interest on the underlying instruments approximates market rates.

        Revenue recognition and work in progress.    Our services are provided under contracts which are subject to cancellation. We typically provide our services under turnkey or term contracts. We begin to recognize revenues at the commencement of seismic data acquisition or data processing services. Under turnkey contracts, revenue is recognized based on the percentage-of-completion of each phase of a project, utilizing the units-of-work-performed method. Under term agreements, revenue is recognized based on a per unit-of-time worked rate, as services are performed. If a contract is cancelled, we recognize revenue and bill the customer for work performed up to the date of cancellation. Our turnkey or term contracts do not contain cancellation provisions, which would prevent us from being compensated for work performed prior to cancellation due to milestones not being met or work not being performed within a particular timeframe.

        In some instances, customers are billed in advance of work performed and we recognize the liability as deferred revenues. Specifically, in instances where we received fees from customers during mobilization, these amounts are recorded as deferred revenue.

        We also receive reimbursements for certain third-party costs under the terms of our customer contracts. Amounts billed to customers are recorded in revenue at the gross amount, including third-party costs that are reimbursed by the client.

        Property and equipment.    Property and equipment are recorded at cost. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the respective assets. Repairs and maintenance, which are not considered betterments and do not extend the useful life of property, are charged to expense as incurred. When property and equipment are retired or otherwise disposed of, the asset and accumulated depreciation are removed from the accounts and the resulting gain or loss is reflected in income. During 2005, we revised the estimated lives assigned to our seismic field operating equipment from five to ten years and the estimated residual values on this equipment from zero to ten percent. As discussed in Note 2 of our consolidated financial statements for the year ended December 31, 2005, we do not believe this change in estimated lives or residual value of our seismic field operating equipment to have a material impact on our consolidated financial statements for the year ended December 31, 2005.

        Goodwill and impairment of long-lived assets.    Goodwill is the excess of the acquisition cost of businesses over the fair value of the identifiable net assets acquired. Effective January 1, 2002, we adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets" and, as required, we no longer amortize goodwill on acquired intangible assets which we have determined have an indefinite life. These assets are reviewed annually (or more frequently under various conditions) for impairment using a fair value approach. Intangible assets that do not have indefinite lives are amortized over their useful lives and reviewed for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Prior to the Trace acquisition, we did not have a balance for goodwill and other intangibles.

        Income tax.    We follow Financial Accounting Standards Board ("FASB") No. 109, Accounting for Income Taxes, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements or tax returns. Under this method, deferred tax assets and liabilities are computed using the liability method based on the differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

        Deferred income tax is provided in our audited consolidated financial statements as a result of differences related to timing differences in reporting of depreciation and depletion for income tax purposes and consolidated financial statement purposes.

        A valuation allowance account is maintained to estimate the amount of net operating loss carryforwards and tax credit carryforwards, which we may not be able to use as a result of the expiration of maximum carryover periods allowed and limitations on use under the Internal Revenue Code.

Results of Operations

    Comparison of the Nine Months Ended September 30, 2006 and September 30, 2005.

        The following table sets forth significant information from our reportable business segments, which has expanded for the nine months ended September 30, 2006, primarily due to the Grant acquisition.

	For the Nine Months Ended September 30, 2006
	Data Acquisition
	North America	International	Data Processing	Corporate	Totals
	(in thousands)
Revenues	$119,715	$8,946	$4,594	—	$133,255
Segment profit (loss)	8,582	872	(1,702)	(5,772)	1,980
Segment assets	131,551	111,835	3,544	22,077	269,007
	For the Nine Months Ended September 30, 2005
	Data Acquisition
	North America	International	Data Processing	Corporate	Totals
	(in thousands)
Revenues	$38,988	—	$3,118	$—	$42,106
Segment profit (loss)	3,967	—	(2,690)	(833)	444
Segment assets	8,209	—	2,687	5,216	16,112

        Revenues for the nine months ended September 30, 2006 totaled $133.3 million, as compared to $42.1 million for the same period of 2005, an increase of approximately 217%. The increase in revenues was attributable primarily to our seismic data acquisition services segment. Seismic data acquisition services revenues totaled $128.7 million for the nine months ended September 30, 2006, as compared to $39.0 million for the same period ended September 30, 2005, an increase of $89.7 million or 230%. This increase in seismic data acquisition services revenues was primarily attributable to the Trace and Grant acquisitions completed in December of 2005 and September of 2006, respectively, improved contract terms and continued strong demand for our services. As a result of increased demand, we deployed a new seismic crew in May 2006. The $89.7 million increase in seismic data acquisition services revenues for the nine months ended September 30, 2006 consists of $80.8 million, or 90%, from our North American operations and $8.9 million, or 10%, from our international operations. Seismic data processing and interpretation services revenues totaled $4.6 million at September 30, 2006, as compared to $3.1 million for the same period of 2005, an increase of approximately 48% due to increased demand for processing of seismic data.

        Operating expenses for the nine months ended September 30, 2006 totaled $109.5 million as compared to $38.9 million for the same period of 2005, an increase of approximately 181%. The increase in operating expenses was primarily attributable to our seismic data acquisition services segment. Seismic data acquisition services operating expenses totaled $103.4 million for the nine months ended September 30, 2006, as compared to $34.1 million for the same period of 2005, an increase of $69.3 million or 203%. This increase in operating expenses for our seismic data acquisition services segment was primarily attributable to the Trace and Grant operations and increased seismic data acquisition services activity. The $103.4 million in seismic data acquisition operating expenses for the nine months ended September 30, 2006 consists of $95.8 million, or 93% from our North American operations, and $7.6 million or 7%, from our international operations. Seismic data processing and interpretation services operating expenses totaled $6.1 million for the nine months ended September 30, 2006, as compared to $4.8 million for the same period of 2005, an increase of approximately 27% due to increased activity.

        General and administrative expenses for the nine months ended September 30, 2006 totaled $10.5 million, as compared to $1.9 million for the same period of 2005, an increase of approximately 453%. The increase was the result of the Trace acquisition, which had general and administrative expenses of $2.4 million, or 22% of total general and administrative expenses for the nine months ended September 30, 2006, and the Grant acquisition, which had general and administrative expenses of $718,000, or 7% of total general and administrative expenses, increases in compensation costs associated with the adoption of SFAS 123(R), salary expenses associated with increased personnel levels due to our overall growth, bonus accruals under the Senior Executive Incentive Plan and costs related to the Grant acquisition. Total general and administrative costs related to the Grant acquisition, which consisted primarily of advisor fees, were approximately $1.4 million for the nine months ended September 30, 2006.

        Depreciation and amortization expense for the nine months ended September 30, 2006 totaled $7.2 million, as compared to $627,000 for the same period of 2005, an increase of $6.6 million. This increase was primarily attributable to increased capital expenditures that resulted in a larger depreciable asset base and depreciation expense of $3.1 million associated with the Trace acquisition. Interest expense for the nine months ended September 30, 2006 totaled $2.3 million, as compared to $297,000 for the same period of 2005, an increase of 674%. This increase was primarily due to interest expense of $552,000 incurred in conjunction with the Trace acquisition and $1.1 million incurred in conjunction with indebtedness incurred to finance the Grant acquisition. We had income applicable to common stockholders of $2.0 million, or $0.37 per share, for the nine months ended September 30, 2006, as compared to an income applicable to common stockholders of $314,000, or $0.17 per share, for the same period of 2005.

    Comparison of the Years Ended December 31, 2005 and December 31, 2004.

        Revenues for the twelve months ended December 31, 2005 totaled $62.2 million, as compared to $43.1 million for the same period of 2004, an increase of 44%. This increase in revenues was primarily attributable to our seismic data acquisition services segment. Seismic data acquisition services revenues for 2005 totaled $58.2 million, as compared to $39.5 million for 2004, an increase of 47%. Revenues for 2005 included one month of Trace's revenues, totaling $5.3 million. Seismic data processing and interpretation services revenues for 2005 totaled $4.0 million, as compared to $3.7 million for 2004, an increase of 8%. We continued to experience significant competition in both our operating segments.

        During the third quarter of 2005, the Gulf Coast region of the United States was directly impacted by Hurricanes Katrina and Rita. We did not sustain any material equipment damage as a consequence of the hurricanes, which enabled us to maintain our ongoing operations subsequent to the natural disaster. However, we had one seismic crew that was operating in an area directly impacted by the hurricanes.

        At the end of the third quarter of 2005, this seismic crew lost approximately ten days of recording activity. Start-up operations on another project in the immediate area were also curtailed for the last ten days of the quarter due to the hurricanes. Operating expenses for the twelve months ended December 31, 2005 totaled $57.4 million, as compared to $40.0 million for the same period of 2004, an increase of 44%. These increases were primarily the result of increased activity at both of our operating segments. Seismic data acquisition services operating expenses for 2005 increased to $51.0 million, as compared to $34.3 million for 2004, an increase of 49%. Seismic data processing services operating expenses for 2005 totaled $6.3 million, as compared to $5.6 million for 2004, an increase of 13%. Increased operating expenses at the seismic data acquisition services segment resulted primarily from increased activity and the fielding of a third crew.

        Operating expenses increased at our seismic data processing services segment primarily due to increased levels of activity as well as costs associated with the upgrading of the segment's professional staff. Operating expenses for 2005 included one month of Trace's operating expenses, totaling $4.1 million. General and administrative expenses for the twelve months ended December 31, 2005 totaled $3.4 million, as compared to $2.4 million for the same period ended December 31, 2004, an increase of 44%. Increases in general and administrative expenses were primarily attributable to personnel costs, increases in employee health insurance premiums and increased audit and accounting fees. General and administrative expenses for 2005 included one month of Trace's general and administrative expenses, totaling $328,540.

        Depreciation and amortization expenses for the twelve months ended December 31, 2005 totaled $1.5 million, as compared to $850,705 for the same period ended December 31, 2004, an increase of 74%. This increase was primarily the result of the addition of new equipment at both operating segments. Depreciation and amortization expenses for 2005 included one month of Trace's depreciation and amortization expenses, totaling $365,826.

        In conjunction with the Trace acquisition, we obtained a market value appraisal of our seismic data acquisition equipment. At the time of the appraisal, a significant portion of our seismic data acquisition equipment had been in operation for several years, and therefore, most of the equipment had been fully depreciated. However, the market value appraisal of our seismic data acquisition equipment indicated it still had significant value. We anticipated the equipment's continued use for a minimum of several additional years. Given these factors, we concluded that our previous estimates concerning estimated lives and residual values were too conservative. As of December 1, 2005, we revised the estimated lives assigned to our seismic data acquisition equipment from five years to 10 years and also revised our estimate of residual values on this equipment from 0% to 10%. These changes in estimates in our December 31, 2005 financial statements resulted in a reduction of approximately $33,000 in depreciation expense. If the changes had been made effective January 1, 2005, the changes would have resulted in a reduction of approximately $400,000 in depreciation expense for the full year ended December 31, 2005.

        We anticipated significant increases in depreciation expense in future periods partially as a result of the carrying value of the depreciable assets acquired in the Trace acquisition.

        Interest expense (net of interest income) for the twelve months ended December 31, 2005 totaled $357,805, as compared to $414,879 for the same period of 2004, a decrease of 14%. This decrease was primarily due to the continuing reduction, excluding Trace, in the balances of our long-term debt and equipment lease. Interest expense for 2005 included one month of Trace's interest expense, totaling $67,934.

        We had a loss applicable to common stockholders of $2.1 million, or $(0.95) per share, for the twelve months ended December 31, 2005 as compared to a loss applicable to common stockholders of $3.0 million, or $(1.56) per share, for the same period of 2004. The reduction in our loss applicable to common stockholders of 30% is primarily due to an increase in operating profits at our seismic data acquisition services segment, the recognition in 2004 of a $2.5 million beneficial conversion charge offset by a warrant expense of $1.4 million incurred in 2005 in connection with the private placement of our common stock and warrants completed in December 2005.

    Comparison of the Years Ended December 31, 2004 and December 31, 2003.

        Revenues for the twelve months ended December 31, 2004 totaled $43.1 million, as compared to $35.9 million for the same period of 2003, an increase of 20%. The increase in our revenues was directly attributable to our seismic data acquisition services segment. Seismic data acquisition services revenues for 2004 totaled $39.5 million, as compared to $32.3 million for 2003, an increase of 22%. The increase in seismic data acquisition services revenues was due to continued strong demand for the services provided by our seismic data acquisition services segment, improved crew utilization and the operation of a third seismic data acquisition crew during the months of February 2004 through May 2004. Seismic data processing and interpretation services revenues for 2004 were $3.7 million, as compared to $3.7 million in 2003. Although the revenues from seismic data processing and interpretation services for the two years were similar, 2004 was the first year that revenues had increased when compared to prior periods since 2001. Although our revenues increased in 2004, we continued to experience significant competition at both its seismic data acquisition services and seismic data processing and interpretation services segments. This situation continued to negatively impact the prices we can charge for our services. Our results will continue to be restrained until there is a significant improvement in the industry's pricing environment.

        Operating expenses for the twelve months ended December 31, 2004 totaled $40.0 million, as compared to $30.0 million for the same period ended December 31, 2003, an increase of 33%. This increase was primarily the result of increased seismic data acquisition activities, a full year of operating expenses incurred at the seismic data processing and interpretation services segment's United Kingdom operation and costs related to the seismic data processing and interpretation services segment's upgrading of its technological and professional staff capabilities.

        General and administrative expenses for the twelve months ended December 31, 2004 were $2.4 million, as compared to $2.3 million for the same period ended December 31, 2003, an increase of 4%. This increase was primarily a result of increased salary costs due to staff additions.

        Depreciation and amortization expense for the twelve months ended December 31, 2004 was $850,705, as compared to $1.8 million for the same period ended December 31, 2003, a decrease of 53%. The decrease in depreciation and amortization expense was primarily due to a continuing decline in the basis of our depreciable assets.

        Interest expense (net of interest income) for the twelve months ended December 31, 2004 totaled $414,879, as compared to $3.8 million for the same period ended December 31, 2003, a decrease of 89%. This significant decrease in interest expense was primarily due to the reduction of debt and restructuring of the equipment lease as part of the restructuring transactions completed on May of 2003 and April of 2004.

        We had a loss applicable to common stockholders of $3.0 million for the twelve months ended December 31, 2004, as compared to income applicable to common stockholders of $81.9 million for the same period of 2003. Excluding the recognition of our restructuring gain for 2003, our loss applicable to common stockholders for 2003 was $2.0 million, as compared to our loss applicable to common stockholders of $3.0 million for 2004. The increase in our loss applicable to common stockholders of 50% was primarily due to our beneficial conversion charge related to the preferred stock. Loss per common share for the twelve months ended December 31, 2004 was $(1.56) per common share, as compared to earnings per common share for the same period ended December 31, 2003, of $43.11 per common share. Loss applicable to common stockholders for 2004 includes a charge of $2.5 million, or $(1.32) per common share, for the beneficial conversion charge related to the redeemable preferred stock. Income applicable to common stockholders for 2003 includes a gain on financial restructuring of $83.8 million, or $44.14 per common share.

Liquidity and Capital Resources

        Our primary sources of cash are cash flow generated by our seismic data acquisition services and seismic data processing and interpretation services segments, debt and private equity transactions, equipment financing and trade credit. Our primary uses of cash are for operating expenses associated with our seismic data acquisition and seismic data processing segments and expenditures associated with upgrading and expanding our operating segment's capital asset base. We have also used cash during fiscal years 2005 and 2006 for the Trace and Grant acquisitions. Our ability to maintain adequate cash balances is dependent upon levels of future demand for the services we provide to our customers and our ability to obtain financing on terms acceptable to us. Net cash used in operating activities was $11.0 million for the nine months ended September 30, 2006, as compared to net cash provided by operating activities of $4.7 million for the nine months ended September 30, 2005. These amounts result from our operating results combined with changes in working capital and depreciation. The decrease in net cash provided by operating activities in the nine months ended September 30, 2006 was primarily the result of working capital adjustments in 2006. Net cash used in investing activities was $115.3 million for the nine months ended September 30, 2006, as compared to $489,000 used in investing activities for the nine months ended September 30, 2005. These amounts represent capital expenditures made during the nine months ended September 30, 2006 and the Grant acquisition in September 2006, net of cash acquired. The increase in net cash used in investing activities during the nine months ended September 30, 2006 was primarily attributable to the purchase of seismic data acquisition services equipment required by increased operating activity and the Grant acquisition in September 2006.

        Net cash provided by financing activities was $138.0 million for the nine months ended September 30, 2006, as compared to $2.4 million used in financing activities for the nine months ended September 30, 2005. These amounts primarily represent the net proceeds and net payments either received or paid from our debt obligations. The increase in net cash provided by financing activities for the nine months ended September 30, 2006 was primarily attributable to funds received under the senior loan agreement and the subordinated loan agreement to fund the Grant acquisition.

        In two closings on December 1, 2005 and December 8, 2005, we completed a private placement of $30.8 million of our common stock and warrants to purchase common stock, net of offering costs of approximately $1.9 million, with 27,405 warrants issued. We sold 2,467,000 shares of our common stock at a per share price of $12.50, and warrants to purchase an additional 246,700 shares of common stock. The warrants are exercisable at a price of $20.00 per share, may be exercised at any time and expire five years after the date of issuance.

        We used the net proceeds to fund the Trace acquisition, which closed simultaneously with the private placement, pay off certain equipment debt and provide us with additional working capital.

        We considered the warrant agreement to be a derivative and classified the warrants as a liability at fair value on the consolidated balance sheet at December 31, 2005. Information regarding the valuation of the warrants is as follows:

	December 1, 2005	December 31, 2005
Weighted average fair value of warrants	18.90	24.00
Black Scholes assumptions:
Dividend rate	—	—
Average risk free interest rate	4.44%	4.35%
Average volatility	159%	159%
Contractual life in years	5.0	4.9

        As of December 31, 2005, the change in the fair value of the warrants between December 1 and December 31 was reflected as a warrant expense in our consolidated statement of operations for the year ended December 31, 2005.

        As of December 31, 2005, the unregistered issued shares of common stock were classified as temporary equity due to the liquidated damages provision in our registration right agreements.

        On December 30, 2005, we filed a registration statement on Form S-1, registering for resale the shares of common stock acquired by the selling shareholders as well as the shares of common stock to be issued upon exercise of the warrants, however since the registration statement was not declared effective within the term of 150 days of the filing date, we were required to pay each purchaser an amount of liquidated damages in cash equal to the aggregate purchase price of such purchaser's securities multiplied by 2% for every 30 days that the registration statement was unavailable for sales.

        In March of 2006, we negotiated a cap on the payment of liquidated damages and therefore, during the first quarter of 2006, the common stock and warrants were reclassified as permanent equity.

        During June 2006, we negotiated a waiver of liquidated damages with the holders of approximately 95% of the common stock and warrants. Consequently, no liquidated damages were paid to such holders for the period December 31, 2005 to July 10, 2006. An aggregate of $28,501 in liquidated damages was paid to the remaining holders of shares of common stock purchased in the 2005 private placement that did not execute a waiver of liquidated damages.

        We paid an aggregate of $347,250 in liquidating damages to all investors in the December 2005 private placement for the period July 11, 2006 through July 27, 2006, the date the registration statement was declared effective by the SEC.

        On June 12, 2006, we entered into the credit agreement in an original amount of $24.0 million. Under the credit agreement, PNC agreed to make the following credit facilities available to us, subject to the terms and conditions set forth in the credit agreement: (i) a $12.0 million term credit facility, the proceeds of which were used primarily to pay off all of the obligations of us and our subsidiaries to HSBC Bank Canada, and (ii) a $12.0 million revolving credit facility. We and each of our principal subsidiaries are liable for payment of our obligations under the credit agreement. On September 8, 2006, the $11.6 million outstanding under the term credit facility was fully paid.

        On July 25, 2006, one of our subsidiaries, Quantum Geophysical, Inc. ("Quantum") entered into an equipment lease agreement effective July 28, 2006 with CIT Group/Equipment Financing, Inc. The parties entered into the lease with respect to the purchase of seismic data acquisition services equipment. The term of the lease is for three years, beginning on July 28, 2006 and ending on July 28, 2009, with a purchase option at the expiration of the lease term. Rentals under the lease total approximately $6.8 million and are payable in 36 equal monthly payments of $190,000. The first rental payment was due on August 28, 2006, and the remaining payments are due on the 28th of each month until paid in full. We and each of our principal subsidiaries are guarantors of Quantum's obligations under the lease.

        On September 8, 2006, we entered into a subordinated loan agreement with Avista and Avista Capital Partners (Offshore), L.P., as lenders. The subordinated loan agreement provided for an unsecured loan to us in the original principal amount of $55.0 million. Each of our principal subsidiaries, including Grant, agreed to guarantee our obligations under the subordinated loan agreement. The proceeds of the subordinated loan, together with the proceeds of the senior loan described below, were used to (i) pay the purchase price for the capital stock of Grant, (ii) repay approximately $11.6 million of our indebtedness to PNC under the PNC Credit Agreement; and (iii) pay certain fees and expenses related to the Grant acquisition. The remainder of the proceeds of the senior loan and the subordinated loan were retained by us for working capital. The subordinated loan was due on September 8, 2007.

        On September 8, 2006, Geokinetics Holdings, Inc., our wholly owned subsidiary, entered into a senior loan agreement with Avista, Avista Capital Partners (Offshore), L.P., and Royal Bank of Canada, as lenders. The senior loan agreement provided for an unsecured loan to the borrower in the original principal amount of $100.0 million. We and each of our other principal subsidiaries, including Grant, agree to guaranty the borrower's obligations under the senior loan agreement. The proceeds of the senior loan were used for the same purposes as the proceeds of the subordinated loan described above. The senior loan was due on September 8, 2007.

        On September 8, 2006, we and our principal subsidiaries entered into an amendment (the "First Amendment") to the credit agreement between us and PNC. Under the First Amendment, we agreed to (i) pay approximately $11.6 million of indebtedness to PNC secured by the equipment of our principal operating subsidiaries; (ii) add Grant and the domestic subsidiaries of Grant as parties to the credit agreement, as amended; and (iii) pledge the accounts receivable of Grant and its domestic subsidiaries and the capital stock of Grant and its wholly-owned subsidiary, Grant Geophysical (Int'l), Inc., as additional security for repayment of our remaining indebtedness under the credit agreement, as amended. Under the First Amendment, PNC agreed to (i) consent to us entering into the senior loan agreement and the subordinated loan agreement; (ii) consent to our acquisition of Grant; (iii) modify certain of our financial covenants under the credit agreement, as amended; (iv) authorize an increased level of capital expenditures by us and our subsidiaries during 2006 and 2007; and (v) amend the maturity date of the credit agreement to the earlier of (a) September 8, 2007 and (b) the date upon which any portion of the senior loan is refinanced.

        Our current portion of notes payable, long-term debt and capital lease obligations totaled $159.5 million as of September 30, 2006, of which $155.5 million, consisting of the senior loan and the subordinated loan, were due on September 8, 2007.

        On December 11, 2006, we issued $110.0 million aggregate principal amount of our Floating Rate Notes and used a significant portion of the net proceeds therefrom to repay our $100.0 million senior loan. Concurrently, the $55.0 million original principal amount subordinated loan, together with capitalized and accrued interest, was repaid by the issuance of 228,683 shares of our Series B Preferred Stock to the lenders. See "Description of Certain Indebtedness."

        We believe that our current cash balances, capacity under our credit facility and anticipated cash flow from our seismic data acquisition services and seismic data processing and interpretation services will provide sufficient liquidity to continue operations for at least the next 12 months. While industry conditions have improved, we continue to experience significant competition in our markets. Should our current sources of liquidity not meet our operating requirements, we would be forced to seek outside sources of capital to meet our operating and capital requirements.

Off-Balance Sheet Arrangements

        We did not engage in any off-balance sheet financing arrangements during the three years ended December 31, 2005.

Contractual Obligations

        The following table summarizes our obligations and commitments to make future payments under our long-term debt, capital leases and operating leases for the periods specified as of December 31, 2005.

	Payments by Periods
	Total	Less Than 1 Year	2-3 Years	4-5 Years	After 5 Years
	(In thousands)
Long-term debt(a)	$7,083	$2,812	$3,788	$483	$—
Capital leases	6,675	2,649	2,919	1,107	—
Operating lease	4,145	1,439	1,496	406	804

Total contractual cash obligations	$17,903	$6,900	$8,203	$1,996	$804

(a)
Following December 31, 2005, we entered into the following financing activities as further described in "— Liquidity and Capital Resources": $100.0 million of indebtedness incurred in connection with our senior loan agreement, $55.0 million of indebtedness incurred in connection with our subordinated loan agreement, $6.8 million of indebtedness incurred in connection with our equipment lease and $110.0 million of indebtedness incurred in connection with our Floating Rate Notes, the proceeds of which were used to repay principal and accrued interest outstanding under our senior loan agreement.

Quantitative and Qualitative Disclosures About Market Risk

        We are exposed to market risk primarily from credit risk, changes in interest rates and foreign currency exchange rate risks.

    Credit Risk.

        Financial instruments, which potentially subject us to concentration of credit risk, consist primarily of unsecured trade receivables. In the normal course of business, we provide credit terms to our customers. Accordingly, we perform ongoing credit evaluations of our customers and maintain allowances for possible losses which, when realized, have been within the range of management's expectations. Management believed that its trade receivables at September 30, 2005 were collectible and therefore no allowance was deemed necessary. At September 30, 2006 we maintained an allowance for doubtful accounts in the amount of $408,000.

        We generally provide services to a relatively small group of key customers that account for a significant percentage of our accounts receivable at any given time. Our key customers vary over time. We extend credit to various companies in the oil and natural gas industry, including our key customers, for the acquisition of seismic data, which results in a concentration of risk. This concentration of credit risk may be affected by changes in the economic or other conditions of our key customers and may accordingly impact our overall credit risk.

        We have cash in bank and short-term investments which, at times, may exceed federally insured limits. We have not experienced any losses in such accounts. We believe that we are not exposed to any significant credit risk on cash and short-term investments.

    Interest Rate Risk.

        Fluctuations in the general level of interest rates on our current and future fixed and variable debt obligations expose us to market risk. We are vulnerable to significant fluctuations in interest rates affecting our adjustable rate debt, and any future refinancing of our fixed rate debt and our future debt. At December 31, 2006, we were exposed to interest rate fluctuations on our Floating Rate Notes with an outstanding principal balance of $110.0 million and our other credit facilities carrying variable interest rates, such that a 1% change in our interest rate on the Floating Rate Notes equates to approximately $1.1 million in interest expense per year.

    Foreign Currency Exchange Rate Risk.

        We currently conduct business in 15 countries worldwide. As a company that derives a substantial amount of our revenue from sales internationally, we are subject to risks relating to fluctuations in currency exchange rates. Fluctuations in the exchange rate of the U.S. dollar against such other currencies have had in the past and can be expected in future periods to have a significant effect upon our results of operations. While we attempt to reduce the risks associated with such exchange rate fluctuations, we cannot assure you that we will be effective in doing so or that fluctuations in the value of the currencies in which we operate will not materially affect our results of operations in the future. This business exposes us to foreign exchange risk.

Recently Issued Accounting Standards

        In September 2006 the FASB issued the Statement of SFAS No. 157 related to Fair Value Measurements which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements requiring that assets and liabilities that are measured at fair value on a recurring and non-recurring basis in periods subsequent to initial recognition (for example, trading securities), the reporting entity shall disclose information that enables users of its financial statements to assess the inputs used to develop those measurements and for recurring fair value measurements using significant unobservable inputs, the effect of the measurements on earnings (or changes in net assets) for the period. This Statement shall be effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We are currently evaluating the provisions of SFAS No. 157 and have not yet determined the impact, if any, on our financial statements.

        In July 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109 ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB No. 109, Accounting for Income Taxes. It prescribes a recognition threshold, measurement attributes for financial statement recognition and a measurement of a tax position taken or expected to be taken in a tax return. This interpretation is effective for fiscal years beginning after December 15, 2006. We are currently evaluating the provisions of FIN 48 and have not yet determined the impact, if any, on our financial statements.

        In March 2006, the FASB issued the SFAS No. 156, Accounting for Servicing of Financial Assets, An amendment of FASB Statement No. 140. SFAS No. 156 requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable. The standard permits an entity to subsequently measure each class of servicing assets or servicing liabilities at fair value and report changes in fair value in the statement of income in the period in which the changes occur. SFAS No. 156 is effective for us as of January 1, 2007. We do not expect the new standard to have any material impact on our financial position or results of operations.

        In February 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments, which amends SFAS No. 133 and SFAS No. 140. SFAS No. 155 permits hybrid financial instruments that contain an embedded derivative that would otherwise require bifurcation to irrevocably be accounted for at fair value, with changes in fair value recognized in the statement of income. The fair value election may be applied on an instrument-by-instrument basis. SFAS No. 155 also eliminates a restriction on the passive derivative instruments that a qualifying special purpose entity may hold. SFAS No. 155 is effective for those financial instruments acquired or issued after September 15, 2006. At adoption, any difference between the total carrying amount of the individual components of the existing bifurcated hybrid financial instrument and the fair value of the combined hybrid financial instrument will be recognized as a cumulative-effect adjustment to beginning retained earnings. We do not expect the new standard to have any material impact on our financial position or results of operations.

        In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, which also requires that a change in method of depreciation, amortization or depletion for a non-financial asset be accounted for as a change in accounting estimate that is affected by a change in accounting principle. SFAS No. 154 changes the requirements for the accounting for and reporting of changes in accounting principles. SFAS 123(R) as defined below requires the retroactive application to prior periods' financial statements of changes in accounting principles, unless it is impracticable to determine either the period specific effects or the cumulative effect of the change. SFAS No. 154 does not change the guidance for reporting the correction of an error in previously issued financial statements or the change in an accounting estimate. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We do not expect the adoption of SFAS No. 154 to have a material impact on our financial position and results of operations.

        In December 2004, the FASB published SFAS No. 123 (revised 2004), Share-Based Payment ("SFAS 123(R)"). SFAS 123(R) requires that the compensation cost relating to share-based payment transactions, including grants of employee stock options, be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. SFAS 123(R) covers a wide range of share-based compensation arrangements including stock options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. SFAS 123(R) is a replacement of FASB No. 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees and its related interpretive guidance.

        The effect of SFAS 123(R) will be to require entities to measure the cost of employee services received in exchange for stock options based on the grant-date fair value of the award, and to recognize the cost over the period the employee is required to provide services for the award. SFAS 123(R) permits entities to use any option-pricing model that meets the fair value objective in SFAS 123(R). We adopted SFAS 123(R) on a prospective basis beginning January 1, 2006 for stock-based compensation awards granted after that date and for unvested awards outstanding at that date using the modified prospective transition method. We recognize the fair value of stock-based compensation awards as compensation expense in our statement of operations on a straight-line basis over the vesting period.

Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

        On September 12, 2006, we notified Fitts Roberts & Co., P.C. ("Fitts Roberts") that it had been dismissed as our independent registered public accounting firm. The decision to dismiss Fitts Roberts as our independent accountants was approved by the Audit Committee of our Board of Directors on September 12, 2006.

        The reports of Fitts Roberts on our financial statements for the years ended December 31, 2005 and 2004 did not contain an adverse opinion or disclaimer of opinion, and such reports were not qualified or modified as to uncertainty, audit scope or accounting principle.

        During the years ended December 31, 2006, 2005 and 2004, there were no disagreements with Fitts Roberts on any accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Fitts Roberts, would have caused it to make reference thereto in connection with its reports on the our financial statements for such years. No reportable event as described in paragraph (a)(1)(v) of item 304 of Regulation S-K occurred during the years ended December 31, 2006, 2005 and 2004.

        On November 1, 2006, upon the recommendation of our board of directors and the approval of our stockholders at our Annual Meeting of Stockholders, UHY LLP was appointed as our independent public accountant, replacing Fitts Roberts.

BUSINESS

Our Company

        We believe we are the fourth-largest global provider of seismic data acquisition services in land, transition zone and shallow water environments to the oil and natural gas industry based on total worldwide crew count. Seismic data is used by oil and natural gas exploration and production companies to identify and analyze drilling prospects and maximize successful drilling. We provide our seismic data acquisition services in the Gulf Coast, Mid-Continent, Appalachian and Rocky Mountain regions of the United States, Western Canada, Central and South America, Africa, the Middle East, Australia/New Zealand and the Far East. We primarily perform three-dimensional seismic data surveys for customers in the oil and natural gas industry, which include many national oil companies, major international oil companies and smaller, independent E&P companies. In addition, we perform a significant amount of work for seismic data library companies that acquire seismic data to license to E&P companies rather than for their own use.

        Seismic data acquisition services.    We engage in seismic data acquisition services in land, transition zone and shallow water environments on a contract basis for our customers. Our equipment is capable of collecting 2D, 3D and multi-component seismic acquisition data. We have a combined recording capacity in excess of 82,000 channels that can be configured to operate up to 22 crews worldwide. Most of our seismic data acquisition services involve 3D surveys. Prior to the Trace acquisition in December 2005, we operated three seismic crews in the United States. Prior to the Grant acquisition in September 2006, we operated six seismic crews in the United States and three in Canada.

        On a typical land seismic survey, the seismic crew is supported by a surveying crew and a drilling crew. The surveying crew lays out the line locations to be recorded and identifies the sites for shot-hole placement. The drilling crew creates the holes for the explosive charges that produce the necessary acoustical impulse or a mechanical vibrating unit is used in areas where explosives are not utilized. The seismic crew lays out the geophones and recording instruments, directs shooting operations and records the acoustical signal reflected from subsurface strata. In the United States and Canada, the survey crew and drill crew are typically provided by third parties and supervised by our personnel. Outside the United States and Canada, we perform our own surveying and drilling. A fully staffed 3D seismic crew typically consists of at least one party manager, observer, head linesman and crew laborers. The number of individuals on each crew is dependent upon the size and nature of the seismic survey requested by the customer but can be extensive in certain parts of the world. We use helicopters to assist our crews in seismic data acquisition services in circumstances where such use will reduce overall costs and improve productivity. These savings are achieved by deploying the crew and its equipment more rapidly and significantly reducing surface damage.

        Seismic data acquisition services contracts, whether bid or negotiated, provide for payment on either a turnkey or term basis, or on a combination of both methods. A turnkey contract provides for a fixed fee to be paid per square mile of data acquired. Such a contract causes us to bear substantially all the risks of business interruption caused by weather delays and other hazards. Our seismic data acquisition services are performed outdoors and are therefore subject to seasonality. Shorter winter days and adverse weather negatively impact our ability to provide services in certain regions. Term contracts provide for payments based on agreed rates per units of time, which may be expressed in periods ranging from days to months. This type of contract causes the customer to bear substantially all of the business interruption risks. When a combination of both turnkey and term methods is used, the risk of business interruption is shared by us and the customer. In either case, progress payments are usually required unless it is expected the job can be accomplished in a short period. Previously, our contracts for seismic data acquisition services have been predominantly on a turnkey basis. Currently, we have a number of term contracts although the majority of work performed in 2006 was and will be under turnkey contracts. Our contracts currently provide that the seismic data acquired by us is the exclusive property of our customer.

        Seismic data processing and interpretation services.    We also provide onshore and offshore proprietary seismic data processing services and a full suite of seismic interpretation products and services. Seismic data is processed to produce an image of the earth's subsurface using proprietary computer software and internally developed techniques. Our seismic data processing and interpretation centers in the United States and the United Kingdom process 2D and 3D seismic data acquired by our own crews as well as data acquired by other seismic crews. Our expansion into the United Kingdom in 2003 facilitated the penetration of a wider range of geographic markets, provided access to worldwide technology trends and strengthened our overall seismic and management expertise. A majority of our seismic data processing and interpretation services are performed on 3D seismic data. We also re-process older seismic data using new techniques designed to enhance the quality of the data. Substantially all of our data processing services contracts are on a turnkey basis.

        The seismic data processing services industry is highly technical and the technological requirements for the acquisition and processing of seismic data have increased continuously over time. Thus, we must continually take steps to ensure that our technological capabilities are comparable or superior to those of our competitors, whether through continuing research and development, strategic alliances with equipment manufacturers or acquisitions of technology through licenses from others. We have introduced several technological innovations that have become industry-standard products in the seismic data processing business, including our proprietary AVO (amplitude variation with offset) reflectivity process. Since 2004, we have made significant investments to upgrade our technology in the areas of pre-stack time and depth imaging and multi-component seismic data processing through technology joint ventures and proprietary developments. Our Gulf of Mexico well log database, deep water Gulf of Mexico field studies and rock properties database continue to be unique products offered in the seismic data processing and interpretation services area.

Industry Overview

        Seismic surveys enable oil and natural gas companies to determine whether subsurface conditions are favorable for finding oil and natural gas accumulations and to determine the size and structure of previously identified oil and natural gas fields. Seismic surveys consist of the acquisition and processing of 2D and 3D seismic data, which is used to produce computer-generated, graphic cross-sections, maps and 3D images of the subsurface. These resulting images are then analyzed and interpreted by geophysicists and are used by oil and natural gas companies to acquire prospective oil and natural gas drilling rights, select drilling locations on exploratory prospects and manage and develop producing reservoirs.

        Seismic data is acquired by crews operating in land, transition zone and marine environments. Seismic data is generated by the propagation of sound waves near the earth's surface by controlled sources, such as dynamite or vibration equipment. The waves radiate into the earth and are reflected back to the surface and collected by strategically positioned data collection devices known in the industry as "geophones." This data is then input into a specialized data processing system that enhances the recorded signal by reducing noise and distortion, improving resolution and arranging the input data to produce an image of the subsurface. 3D seismic surveys collect far more information than historically used seismic methods, in particular 2D surveys, generating significantly greater detail of the underlying reservoirs.

        The overall demand for seismic data and related seismic services is dependent upon spending by oil and natural gas companies for exploration, production, development and field management activities, which, in turn, is driven largely by present and expected future prices for crude oil and natural gas and the need to replenish drilling prospects and reserves. This is impacted by demand and supply, global and local events, as well as political, economic and environmental considerations.

        The advent of modern 3D technology changed the seismic industry profoundly. In the past, the role of seismic services, in particular 2D, surveys was restricted to that of simply illustrating gross structural features. In contrast, 3D surveys provide detailed views of subsurface geologic structures and much higher resolution of the structures than is available from a 2D survey. Moreover, 3D surveys have proven to be more reliable indicators of the oil and natural gas potential in the surveyed area than 2D surveys. As a result, drilling based on 3D seismic surveys has improved the economics of discovering oil and natural gas by reducing risks and finding costs for the oil and natural gas industry. Consequently, the demand for 3D seismic surveys, as compared to 2D surveys, has significantly increased in the past decade. In technical literature, 3D seismic technology is cited as the technology most impacting exploration and production economics over the last ten years. Additionally, as the image quality of 3D seismic has improved, the role of 3D seismic has expanded beyond the identification of exploration drilling prospects and into the realm of field development and production management.

        The following table highlights historical commodity prices, average rig count and E&P spending:

	Year Ended December 31,				Nine Months Ended September 30,
	2002	2003	2004	2005	2005	2006
	($ in billions, unless stated otherwise)
Average WTI Oil Price ($/bbl)	$26.17	$31.06	$41.51	$56.59	$55.46	$68.12
Average Henry Hub Natural Gas Price ($/mcf)	3.37	5.49	5.90	8.90	7.75	6.76
Average Rig Count:(a)
North American Onshore	975	1,292	1,456	1,741	1,667	2,012
International Onshore	506	544	594	643	636	647

Total Onshore	1,481	1,836	2,050	2,384	2,303	2,659
Exploration-Production Spending:(b)
North American	$65.6	$74.3	$87.8	$117.5
International	122.1	144.0	166.7	217.3

Total	$187.7	$218.3	$254.5	$334.8

(a)
Rig count obtained from Baker Hughes, Inc.

(b)
Research of John S. Herold, Inc., an independent research firm that specializes in the analysis of companies, transactions and trends in the global energy industry.

        We believe the following long-term industry fundamentals should benefit our operations:

        Global economic growth.    Economic growth around the world, particularly in China and India, is generating increased energy demand and leading to higher energy prices and increased exploration and production efforts.

        E&P capital spending.    The need to replace depleting reserves should encourage capital expenditures by our clients in exploration and production, which we expect will benefit the seismic services industry. E&P companies, including the national oil companies in certain countries, are under pressure to increase or replenish reserves and are looking to unconventional resource plays, transition zones, international locations and the optimization of current reserves with new technology. Seismic data acquisition services are a key component of E&P companies' capital expenditure programs.

        Technological development.    The application and utilization of seismic services have considerably increased over the last several years as a result of significant technological advancements, such as the move from 2D to 3D and single-component to multi-component seismic data recording and processing. Seismic services can now be applied to the entire sequence of exploration, development and production, as opposed to exploration only, allowing for a greater range of use for our services.

        Improved economics due to higher oil and natural gas prices.    Sustained higher oil and natural gas prices and reserve replenishment requirements have increased the demand for seismic data as operators seek to re-evaluate and review prospective fields or other geological environments that were previously uneconomical to develop.

Competitive Strengths

        Leading provider with a global footprint and balanced market presence.    We believe we are the fourth-largest global provider of seismic data acquisition services in land, transition zone and shallow water environments based on total worldwide crew count, with operations and/or office locations in 15 countries. Our global diversity and exposure to both oil and natural gas price-driven opportunities provide us with a balanced market presence, which reduces our sensitivity to individual markets and commodity price volatility. We have the equipment and trained personnel to deploy up to 22 seismic crews throughout the world. Our size and operating capability allow for improved crew and equipment utilization and the ability to service our customers across the globe. Our long operating history and reputation for quality service encourages customers to continue to select us as their provider of seismic data acquisition services.

        Extensive expertise in difficult environments and key high-growth markets.    We specialize in seismic data acquisition services in transition zones and other difficult land environments, which we believe to be underserved and one of the fastest growing segments of the overall seismic services industry. Our extensive experience operating in such complex and challenging areas, including our expertise in designing and utilizing special equipment customized for these environments, provides us a significant competitive advantage. We also have experience operating in local markets within key high growth regions around the world such as Central and South America, the Middle East and the Far East, where we have been operating longer than many of our competitors.

        Strong relationships with a globally diversified customer base.    We have strong, long-standing relationships with major and independent oil and natural gas producers in over 20 countries, as well as with many national oil companies throughout the world. We have been providing seismic data acquisition services to many of our largest customers for over five years. Our global operating capability and sizable crew count allow us to leverage relationships with our customers and increase revenues by providing them services throughout the world and tailoring crew sizes to meet their requirements. Our customer base is diversified and we are not dependent on any one customer. Our top ten customers collectively represented approximately 46% of total revenues, on a pro forma basis, for the nine months ended September 30, 2006, with no single customer accounting for more than ten percent of our total revenues.

        Strong backlog that provides significant revenue visibility.    Given current robust fundamentals in the industry and our strong revenue backlog of firm commitments for seismic data acquisition services, we believe we have significant revenue visibility. We estimated our total seismic data acquisition services revenue backlog to be $307.5 million as of January 1, 2007, of which $136.4 million were North American projects and $171.1 million were international projects. We estimate our total seismic data acquisition services revenue backlog, on a pro forma basis, to be approximately $225.6 million as of January 1, 2006, of which $175.4 million were North American projects and $50.2 million were international projects. We believe that the size, number and duration of seismic data acquisition contracts are increasing, which we expect will continue to improve revenue visibility and crew utilization.

        Highly experienced management team and board of directors.    We draw on the global experience of our management team to maintain our leading market position and strong customer relationships. Our senior executive management team has an average of 21 years of relevant industry experience, with a demonstrated track record. Our board of directors includes members recognized individually for their accomplishments in the fields of energy, international law, investment banking and private equity, and who we believe afford us a valuable strategic resource.

Our Strategy

        Maintain focus and specialization in profitable, high-growth markets.    To maximize profitability, we will continue to target our growth in areas in which we believe we have a competitive advantage, such as transition zones and other difficult land environments. We believe these areas continue to be underserved and one of the fastest growing segments of the overall seismic services market. We also plan to further expand our presence both geographically and in the types of services offered, in existing, and new high-growth markets throughout the world to diversify our client base and limit exposure to any particular market.

        Invest in new and technologically-advanced equipment.    We believe growth in demand for seismic services will continue to be enhanced by the development and application of new technologies, particularly for use in transition zones and other difficult land environments. We will continue to acquire and develop expertise in utilizing technologically-advanced equipment to perform our services. From January 1, 2002 through September 30, 2006, on a pro forma basis, we have spent approximately $93.8 million purchasing state-of-the-art equipment, working closely with our vendors to develop products that improve both the quality and efficiency of our services. Our 82,000 channels of recording equipment includes 10,000 channels of additional recording capacity obtained since September 30, 2006.

        Provide a broad range of services.    We believe there are significant global opportunities in providing customers a broad range of seismic data services, from acquisition and processing to interpretation and management. Customers are increasingly seeking integrated solutions to better evaluate known reserves and improve the yield of recoverable hydrocarbons. Given our size and technological capabilities, we believe we have the infrastructure to significantly expand these multiple service offerings that add value and efficiency for our customers.

        Enhance asset utilization and operating efficiency.    Through greater customer and geographic diversification, we seek to enhance the continuity of our seismic crews, the utilization of our equipment and our operating efficiency, which we expect will generate increased revenues and higher margins. Expanding our customer base and presence internationally will allow us to better manage our resources and minimize the reliance on certain customers, downtime between projects and the effects of seasonality and cyclicality in our business.

        Prudently pursue strategic acquisitions.    We intend to pursue growth through strategic acquisitions. We seek to identify and complete acquisitions that will enhance our cash flow, complement our products and services, improve our operating efficiency, expand our geographic footprint and presence in key high-growth markets and further diversify our customer base.

Marketing

        Our seismic data acquisition services and seismic data processing and interpretation services are marketed from various offices around the world, including our corporate headquarters in Houston, Texas. In addition, we maintain offices in Canada, Central and South America, Europe, the Middle East, Australia, Asia and the Far East from which we market and/or perform our services.

        While we rely upon the utilization of our personnel to make sales calls, we receive a significant amount of work through word-of-mouth referrals, repeat customer sales, our industry reputation and the experience and skills of our personnel.

        Seismic data acquisition services and seismic data processing and interpretation services contracts are obtained either through competitive bidding, in response to invitations to bid, or by direct negotiation with a prospective customer. A significant portion of our contracts result from competitive bidding. Contracts are generally denominated in U.S. dollars and are awarded primarily on the basis of price, experience, availability, technological expertise and reputation for dependability and safety.

Customers

        For the nine months ended September 30, 2006, on a pro forma basis, our largest customers were Seitel Data, Ltd. (a division of Seitel, Inc.), BG Egypt, S.A. (a subsidiary of BG Group plc), BP Colombia (a division of BP p.l.c.), WesternGeco, Seismic Exchange, Inc. (SEI), Petróleos de Venezuela SA (PDVSA), Unocal (a subsidiary of Chevron Corporation), Anadarko Petroleum Corporation, Petróleos de Portugal (Petrogal), and Gaz de France. Because of the nature of our contracts and our customers' projects, our largest customers can change from year to year and our largest customers in any year may not indicative of our largest customers in any subsequent year. During the nine months ended September 30, 2006, on a pro forma basis, no single customer accounted for more than ten percent of our revenues.

Competition

        The acquisition and processing of seismic data for the oil and natural gas industry are highly competitive businesses. Competition is based on the type and capability of equipment used to conduct seismic surveys and the availability of such equipment. In addition to these factors, price, experience, availability, technological expertise and dependability of a crew significantly affect a potential customer's decision to award a contract to us or one of our competitors. We believe some of our competitors have more extensive and diversified operations and also have financial, operating and other resources substantially in excess of those available to us.

        We believe that we are the fourth-largest global provider of land, transition zone and shallow water seismic data acquisition services based on total worldwide crew count. Our principal competitors in the seismic data acquisition services segment include Compagnie Générale de Géophysique-Veritas ("CGV"), Global Geophysical, Inc. ("Global"), Bureau of Geophysical Prospecting ("BGP"), WesternGeco, Dawson Geophysical Company, Petroleum Geo-Services ASA ("PGS"), Tidelands Geophysical Company and Eagle Geophysical, Inc. In addition, in the international markets in which we operate, we compete with various smaller local competitors. Our principal competitors in the seismic data processing services segment include CGV, PGS, Geotrace Technologies, Inc., GX Technology Corporation, WesternGeco and a number of other smaller companies.

Backlog

        At January 1, 2007, we estimate our total backlog of commitments was approximately $311.3 million. At January 1, 2006, we estimated our total backlog of commitments was, on a pro forma basis, approximately $225.6 million. It is anticipated that the majority of the backlog at January 1, 2007 will be completed in 2007 with the remaining amount to be completed in 2008 and 2009. This backlog consists of written orders or commitments believed to be firm. Contracts for services are occasionally varied or modified by mutual consent and in many instances may be cancelled by the customer on short notice without penalty. As a result, our backlog as of any particular date may not be indicative of our actual operating results for any succeeding fiscal period.

Regulation

        Our operations are subject to numerous federal, state and local laws and regulations. These laws and regulations govern various aspects of operations, including the discharge of explosive materials into the environment, requiring the removal and clean-up of materials that may harm the environment or otherwise relating to the protection of the environment and access to private and governmental land to conduct seismic surveys. We believe we have conducted our operations in substantial compliance with applicable laws and regulations governing our activities.

        Our QHSE (Quality, Health, Safety and Environmental) department is generally responsible for our meeting and remaining in compliance with certain regulatory requirements. We also have QHSE Advisors who maintain and administer the Health, Safety and Environmental programs for our field personnel. The costs of acquiring permits and remaining in compliance with environmental laws and regulations, title research, environmental studies, archeological surveys and cultured resource surveys are generally borne by our customers.

        Although the costs of complying with applicable laws and regulations have historically not been material, the changing nature of such laws and regulations makes it impossible to predict the cost or impact of such laws and regulations on our future operations.

Financial Information About Segments and Geographic Areas

        The following table sets forth significant information from our reportable business segments for the nine months ended September 30, 2006 and each of the last three fiscal years ended

December 31, 2003, 2004 and 2005. Of the segment revenues for the nine months ended September 30, 2006, North American operations accounted for 60% and international operations accounted for 40% on a pro forma basis.

	Nine Months Ended September 30, 2006
	Data Acquisition
	North America	International	Data Processing	Corporate	Totals
	(In thousands)
Revenues	$119,715	$8,946	$4,594	$—	$133,255
Segment profit (loss)	8,582	872	(1,702)	(5,772)	1,980
Segment assets	131,551	111,835	3,544	22,077	269,007
	Year Ended December 31, 2005
	Data Acquisition
	North America	International	Data Processing	Corporate	Totals
	(In thousands)
Revenues	$58,177	$—	$3,998	$—	$62,175
Segment profit (loss)	4,336	—	(3,663)	(2,595)	(1,922)
Segment assets	60,569	—	2,871	11,283	74,723
	Year Ended December 31, 2004
	Data Acquisition
	North America	International	Data Processing	Corporate	Totals
	(In thousands)
Revenues	$39,470	$—	$3,675	$—	$43,145
Segment profit (loss)	3,696	—	(3,168)	(969)	(441)
Segment assets	6,581	—	2,334	2,662	11,577
	Year Ended December 31, 2003
	Data Acquisition
	North America	International	Data Processing	Corporate	Totals
	(In thousands)
Revenues	$32,290	$—	$3,659	$—	$35,949
Segment profit (loss)	5,760	—	(3,869)	79,971	81,862
Segment assets	8,517	—	2,009	3,894	14,420

        As of September 30, 2006, our North American and International long-lived assets totaled $60.5 million and $47.10 million, respectively. As of such date, our North American long-lived assets included $54.8 million of net property, plant and equipment and $5.8 million of other intangible assets. Our International long-lived assets included $47.1 million of net property, plant and equipment. Long-lived assets on September 30, 2005 and for prior periods were primarily located in North America.

Research and Development

        We rely on certain proprietary information, proprietary software, trade secrets and confidentiality and licensing agreements to conduct our current operations. Our future success will depend, in part, on our ability to maintain and preserve our intellectual property, without infringing on the rights of any third parties. There can be no assurance that we will be successful in protecting our intellectual property or that our competitors will not develop technologies that are substantially equivalent or superior to our technologies. The Company is continuously working to improve its technology and operating techniques, primarily through on-the-job learning and advancement. The Company did not have a company-wide research and development program in place during the periods presented.

Employees

        At December 31, 2006, we had approximately 3,200 employees, all of which were full-time employees. None of our employees is a party to a collective bargaining agreement. We consider relations with our employees to be good.

Capital Expenditures

        The seismic services industry is capital intensive, primarily due to the high cost of seismic data acquisition equipment. We intend to continue to invest additional capital to upgrade and expand our seismic service capabilities. The cost of sophisticated seismic data acquisition equipment has increased significantly over the last several years. The cost of equipping a crew with a state-of-the-art system, such as a Sercel 428 System, can range from $6 million to $10 million. Based on our current plans, we anticipate making capital expenditures of approximately $43 million for fiscal year 2007, subject to compliance with debt covenants and operational requirements.

Description of Properties

        Our principal offices are located in Houston, Texas. We also lease and operate seismic data acquisition, maintenance, office and warehouse facilities in the following locations: Houston, Texas; Brookshire, Texas; Midland, Texas; Denver, Colorado; Brisbane, Australia; Dhaka, Bangladesh; Rio de Janeiro, Brazil; Bogota, Colombia; Calgary, Canada; Quito, Ecuador; Cairo, Egypt; Jakarta, Indonesia; Singapore, Singapore; Abu Dhabi, United Arab Emirates; Dubai, United Arab Emirates; Caracas, Venezuela; El Tigre, Venezuela; and Lima, Peru. In addition, we own a warehouse in Yopal, Colombia.

        We lease and operate seismic data processing facilities in Houston, Texas and Old Woking, Surrey, United Kingdom.

Legal Proceedings

        We are involved in various claims and legal actions arising in the ordinary course of business. Management is of the opinion that none of the claims and actions will have a material adverse effect on our financial position, results of operations or cash flows. Moreover, we are not aware of any such legal proceedings that are contemplated by governmental authorities with respect to us, any of our subsidiaries or any of their respective properties.

OUR MANAGEMENT

Executive Officers and Directors

        Set forth below are the names, ages, and positions of our directors, executive officers and other key personnel. With the exception of Robert L. Cabes, Jr., who was appointed on November 2, 2006, each of our directors named below were elected at the 2006 Annual Meeting of Stockholders for a term of one year or until their successors are elected. Each of our directors will be nominated at our next Annual Meeting of Stockholders to serve on our Board of Directors for additional one year terms or until their successors are elected.

Name	Age	Position With Company	Office Held Since
William R. Ziegler	64	Chairman (non-executive) and Director	1997
David A. Johnson	56	President, Chief Executive Officer and Director	2003
Michael A. Dunn	52	Vice President and Chief Technology Officer	1997
Scott A. McCurdy	31	Vice President and Chief Financial Officer	2006
James C. White	47	President — North American Seismic Operations	2005
Richard F. Miles	58	President — International Seismic Operations	2006
Chin H. Yu	33	Vice President — Finance and Assistant Secretary	2006
Michael A. Schott	62	Vice President — Financial Reporting and Compliance and Secretary	1998
Lynn A. Turner	57	Chief Operating Officer — U.S. Seismic Operations	1997
M. Lee Bell	59	President — Processing and Interpretation	2004
Christopher M. Harte	59	Director	1997
Steven A. Webster	55	Director	1997
Gary M. Pittman	43	Director	2006
Robert L. Cabes, Jr.	37	Director	2006

        There are no family relationships between any of our directors or executive officers.

        William R. Ziegler, age 64, has served as a member of the Board of Directors since August 1, 1997 and has served as our Chairman (non-executive) since February 2, 1999. Mr. Ziegler is of counsel at the law firm of Satterlee Stephens Burke & Burke, LLP, located in New York, New York. Since June 1994, Mr. Ziegler served as Chairman of the New York law firm of Parson & Brown, L.L.P. which merged with Satterlee Stephens Burke & Burke, LLP effective September 1, 1999. Mr. Ziegler was formerly a partner of Whitman Breed Abbott & Morgan, located in New York, New York from 1993 to May 1994, and of a predecessor law firm, Whitman & Ransom since 1976. Mr. Ziegler is a director and Vice Chairman of Grey Wolf, Inc. (an international land drilling company) and a director of Flotek Industries Inc. (an oil services equipment supplier), a General Partner of Somerset Capital Partners and a Managing Member of Blackhawk Investors II, L.L.C.

        David A. Johnson, age 56, has served as a member of the Board of Directors and as our President and Chief Executive Officer since October 1, 2003. Prior to that time, Mr. Johnson served as President, Worldwide Deepwater Division, of Phillips Petroleum. Prior to this, Mr. Johnson served as Vice President Exploration of Spirit Energy 76 from 1997 to 2000 and Senior Vice President Exploration and Land of Vastar Resources from 1995 to 1996. From 1973 to 1995, Mr. Johnson held a variety of managerial positions with Shell Oil, including General Manager — Geophysics, General Manager Research and Development for E&P, and General Manager Exploration.

        Michael A. Dunn, age 52, has served as our Vice President and Chief Technology Officer since August 18, 1997, and has served as our Vice President — Business Development since 2003. From 1999 to 2003, Mr. Dunn served as our President — Geophysical Development Corporation. Prior to joining us, Mr. Dunn was employed for 18 years by Shell Oil Company, most recently as Technology Manager at its Exploration and Production Research Center. Mr. Dunn has over 25 years of experience in all aspects of geoscience, including seismic data acquisition services, seismic data processing services, exploration and research.

        Scott A. McCurdy, age 31, has served as our Vice President and Chief Financial Officer since September 8, 2006. Prior to joining us, Mr. McCurdy served as Vice President — Finance, Chief Financial Officer, Treasurer and Corporate Secretary of Grant since September 2003. He served as Controller of Grant from July 2001 until he was promoted in October 2003. Prior to that, he served as a senior auditor with Arthur Andersen, LLP focusing on public companies in the oil field services industry, including seismic services companies. Mr. McCurdy is a certified public accountant in the State of Texas.

        James C. White, age 47, has served as our President — North American Seismic Operations since our acquisition of Trace on December 1, 2005. Prior to joining us, Mr. White served as Trace's President since February 2004. Prior to that, Mr. White spent 25 years with WesternGeco, a leading seismic company, in a variety of operational roles. Most recently he served as Vice President of WesternGeco for North and South America, where he was responsible for all aspects of that company's operations in North and South America.

        Richard F. Miles, age 58, has served as our President — International Seismic Operations since our acquisition of Grant on September 8, 2006. Prior to joining us, Mr. Miles served as Grant's President and Chief Executive Officer since January 2001. During the period 1990 to 2000, he was employed by Tech-Sym Corporation primarily as President and Chief Executive Officer of Syntron Inc. but also within that same period, he was Chief Executive Officer and Director of GeoScience Corporation, Chairman of CogniSeis, Syntron and Symtronix. Prior to that, he was Manager of North and South America Marine and Worldwide Marine Support for Halliburton Geophysical Services. From 1984 to 1988, he was General Manager at Geosource Marine, Inc. and from 1966 to 1984, he held a variety of positions with Geophysical Service, Inc. with increasing responsibilities. Mr. Miles has over 39 years of experience in the seismic services industry.

        Chin H. Yu, age 33, has served as our Controller since May 2006, and was appointed Vice President on September 6, 2006. Mr. Yu served as our Interim Chief Financial Officer from August 16, 2006 to September 8, 2006. Prior to joining us, Mr. Yu was a Senior Manager with the Forensic Litigation and Valuation Consulting Group with UHY Advisors LP focused on structured finance, due diligence, business and intellectual property valuations and corporate investigations. He joined UHY Advisors LP as a staff consultant and spent six years with the firm. UHY Advisors LP is an affiliate of UHY, LLP, which was appointed to be our independent registered public accounting firm on September 18, 2006. Mr. Yu is a Certified Fraud Examiner.

        Michael A. Schott, age 62, has served as our Vice President — Financial Reporting and Compliance and Secretary since August 5, 1998. Prior to joining us, Mr. Schott served eight years as a Vice President and shareholder of a public accounting firm in San Antonio, Texas. Prior to that time, Mr. Schott served as Controller, then Senior Vice President and Treasurer of Venus Oil Company. Mr. Schott is a certified public accountant with more than 30 years of experience, including 10 years in the oil and gas exploration industry and 20 years in the practice of public accounting. Mr. Schott is a member of the Texas Society of Certified Public Accountants and the American Institute of CPAs.

        Lynn A. Turner, age 57, has served as our Chief Operating Officer — Quantum Geophysical, Inc. since our Trace acquisition on December 1, 2005. Mr. Turner served as the President — Quantum Geophysical, Inc. since late 2003 and as our President and Chief Operating Officer from July 28, 1997 to September 30, 2003. Prior to joining us, Mr. Turner was employed for six years by Fairfield Industries, Inc., a provider of seismic data acquisition services, most recently as Senior Vice President and Manager of Data Acquisition. Mr. Turner has more than 25 years of experience in the seismic data acquisition services business.

        M. Lee Bell, age 59, has served as our President — Processing and Interpretation since April 1, 2004. Prior to joining us, Dr. Bell served as Global General Manager, Seismic Reservoir Services, of WesternGeco. Prior to that position, Dr. Bell served as Vice President of Technology at WesternGeco. From 1998 to 2000, Dr. Bell served as President of Geosignal, a division of Western Geophysical. Dr. Bell has more than 25 years experience in the seismic data processing services industry.

        Christopher M. Harte, age 59, is a private investor and has served as a member of our Board of Directors since August 1, 1997. From 1992 to 1994, Mr. Harte was the President of Portland Newspapers, Inc. Mr. Harte is a director of several corporations, including Harte-Hanks, Inc. (a direct marketing and shopper publishing company) and Crown Resources Corporation (a precious metals mining company), and is an Investor Member of Blackhawk Investors II, L.L.C.

        Steven A. Webster, age 55, has served as a member of our Board of Directors since August 1, 1997. Mr. Webster serves as President and Co-Managing Partner of Avista, which makes private equity investments in energy, healthcare and media. Mr. Webster serves as Chairman of Carrizo Oil & Gas, Inc., Basic Energy Services, Inc. and Solitario Resources Corp. He also serves on the boards of Brigham Exploration Company, Goodrich Petroleum Corporation, Seacor Holdings, Grey Wolf, Inc. and Hercules Offshore, Inc. Mr. Webster serves as Trust Manager of Camden Property Trust. He is also a General Partner of Somerset Capital Partners and a Managing Member of Blackhawk Investors II, L.L.C. From 2000 to 2005, Mr. Webster served as Chairman of Global Energy Partners, an affiliate of Credit Suisse. He was a founder and served as Chief Executive Officer of Falcon Drilling Company, Inc. and its successor, R&B Falcon Corporation from January 1988 to June 1999.

        Gary M. Pittman, age 43, has served as a member of our Board of Directors since March 8, 2006. Mr. Pittman founded his own company in 1995 to provide investment and merchant banking services for private and public companies. From 1987 to 1995, Mr. Pittman was Vice President of the Energy Recovery Fund, a $180 million private equity fund focused on the energy industry. Mr. Pittman is a director of Flotek Industries Inc. Mr. Pittman has served as a Director and Audit Committee member of Czar Resources, Ltd., a public Canadian exploration and production company, Triton Imaging International, a developer of sea floor imaging software, Secretary, Vice President and Director of Sub Sea International, an offshore robotics and diving company, BioSafe Technologies, a developer of non-toxic insecticides, and owned and operated an oil and gas production and gas gathering company in Montana.

        Robert L. Cabes, Jr. age 37, has served as a member of our Board of Directors since November 2, 2006. Mr. Cabes is a Partner of Avista Capital Holdings, L.P., a private equity firm focused on investments in the energy, media and healthcare sectors. From April 2001 to

June 2005, Mr. Cabes served as Principal of Global Energy Partners, or GEP, a specialty group within Credit Suisse's asset management business that made investments in energy companies. Prior to joining GEP, Mr. Cabes was with Credit Suisse and Donaldson, Lufkin and Jenrette's Investment Banking Division (prior to its acquisition by Credit Suisse in 2000) where he worked on debt and equity securities underwriting and mergers and acquisitions for energy companies. Before joining Donaldson, Lufkin and Jenrette, Mr. Cabes spent six years with Prudential Securities in its energy corporate finance group. He is currently a Director of Celtique Energie, Ltd, Manti Exploration, MedServe, Inc. and Pinnacle Gas Resources, Inc. Mr. Cabes is a CFA charterholder.

Director Independence

        Our Board consists of Messrs. Ziegler, Pittman, Harte, Webster, Cabes and Johnson. The Board has determined that Messrs. Pittman, Harte and Cabes are independent as defined under the NASDAQ and American Stock Exchange rules. Messrs. Ziegler, Webster, and Johnson are non-independent.

Meetings; Committees

        Our Board of Directors met formally two times during the fiscal year ended December 31, 2006. The Board of Directors also conducted three meetings by telephone. Each incumbent director of our Company attended at least 75% of such Board of Directors meetings.

        In May 2006, our Board established separate audit, corporate governance and nominating compensation committees. Mr. Pittman was selected as chairman of the audit committee with Mr. Harte and Mr. Ziegler serving as additional members. Mr. Harte was selected as chairman of the compensation committee with Mr. Ziegler and Mr. Pittman serving as additional members. Mr. Ziegler was selected as chairman of the corporate governance and nominating compensation committee with Mr. Harte and Mr. Pittman serving as additional members.

        The Audit Committee conducted three meetings by telephone during the fiscal year ended December 31, 2006.

Audit Committee

        Our audit committee consists of three directors, Messrs. Pittman (chairman), Harte and Ziegler.

        Our audit committee has a charter that requires the committee to oversee our financial reporting process and report the results of its activities to the Board. The primary duties of the audit committee consist of, among other things:

  •
  retaining independent legal, accounting or other advisors;

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  reviewing our annual and quarterly financial statements and reports and discussing the statements and reports with our independent auditors and management;

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  reviewing and approving all related party transactions; and

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  establishing procedures for the receipt, retention and treatment of complaints received by us regarding financial controls, accounting or auditing matters.

        The audit committee was formed on May 17, 2006. For the fiscal year ended December 31, 2006, the audit committee has not yet met to review audited financial statements, to discuss with independent auditors matters required under the statement on Auditing Standards No. 61, or to review the written disclosures and letters from the independent accountants. The entire Board did meet to address these issues for the fiscal year ended December 31, 2005.

Compensation Committee

        Our compensation committee consists of three directors, Messrs. Harte (chairman), Ziegler and Pittman. Each of these directors qualifies as a non-employee director.

        We have adopted a compensation committee charter which outlines the compensation committee's primary duties to include among other things:

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  approving the total remuneration and employment agreements for our executive officers;

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  reviewing the compensation, benefit and equity-based plans, programs and payments for all employees; and

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  reviewing and approving our goals and objectives relevant to the compensation of our CEO.

        The compensation committee may form and delegate its authority to subcommittees as appropriate. Additionally, the CEO may make recommendations to the compensation committee relating to executive and director compensation.

Corporate Governance and Nominating Committee

        Our corporate governance and nominating committee consists of three directors, Messrs. Ziegler (chairman), Harte, and Pittman. The board has determined that Messrs. Pittman and Harte are independent under NASDAQ and American Stock Exchange rules. We have adopted a corporate governance and nominating committee charter which outlines the corporate governance and nominating committee's primary duties to include, among other things:

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  establishing standards for service on our Board and nominating guidelines and principles;

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  identifying individuals qualified to become members of our Board and recommending director candidates for election to our Board;

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  considering and making recommendations to our Board regarding its size and composition, committee composition and structure and procedures affecting directors;

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  establishing policies regarding the consideration of any director candidates recommended by our stockholders, and the procedures to be following by stockholders in submitting such recommendations;

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  evaluating and reviewing the performance of existing directors; and

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  monitoring our corporate governance principles and practices and making recommendations to our Board regarding governance matters, including our certificate of incorporation, bylaws and charters of our committees.

        The corporate governance and nominating committee considers factors such as independence, diversity, age, integrity, skills, expertise and industry knowledge when considering director candidates.

        The corporate governance and nominating committee permits stockholders to submit director candidates for the committee's consideration. Each year the proxy statement released to stockholders in connection with the previous year's annual meeting provides instructions regarding the procedures stockholders must follow to submit recommendations for director candidates.

Compensation Committee Interlocks and Insider Participation

        No member of our compensation committee has ever been an executive officer or employee of ours. Prior to the establishment of our compensation committee, David A. Johnson, our President, Chief Executive Officer and a member of our board of directors, participated in deliberations of the board of directors concerning executive officer compensation as to other officers during the year ended December 31, 2005. None of our executive officers currently serves, or has served during the last completed fiscal year, on the compensation committee or Board of any other entity that has one or more executive officers serving as a member of our Board or compensation committee. The compensation committee was established on May 17, 2006, and prior to that our full Board made decisions relating to compensation of our executive officers.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

        In connection with certain financing transactions that were completed in April and July of 1997 with William R. Ziegler, Steven A. Webster and Blackhawk Investors, L.L.C. (of which Messrs. Ziegler and Webster serve as the two partners of its sole managing member), we entered into a three-year consulting agreement (beginning April 25, 1997) with William R. Ziegler, pursuant to which Mr. Ziegler agreed to provide us with certain strategic planning and other consulting services. Mr. Ziegler and Mr. Webster each serve as directors of our company. Under Mr. Ziegler's consulting agreement, Mr. Ziegler received a quarterly consulting fee equal to one-half of 1% of the total investment made by him and certain other persons on or before July 31, 1997 in our debt and equity securities that were outstanding as of the end of each quarter during the term of the consulting agreement. Mr. Ziegler's consulting agreement expired on April 25, 2000 and was not renewed. As of December 31, 2005 we owed Mr. Ziegler $389,873 in consulting fees pursuant to the agreement. In addition, in July 1997, we entered into an Investment Monitoring Agreement with Blackhawk Capital Partners, the managing member of Blackhawk Investors, L.L.C., pursuant to which Blackhawk Capital Partners was appointed to oversee Blackhawk Investors, L.L.C.'s investments in us. As of December 2003, Blackhawk Investors, L.L.C. had divested itself of its original investment in us. As of December 31, 2005, we owed Blackhawk Capital Partners $162,500 in consulting fees under this agreement. These amounts were paid in full and the obligations were satisfied in September 2006.

        On December 1, 2005, in connection with the financing of the Trace acquisition, we completed a private placement of $30.8 million of our common stock and warrants to purchase common stock, net of offering costs of approximately $1.5 million. We sold 2,467,000 shares of our common stock at a per share price of $12.50, and warrants to purchase an additional 274,105 shares of common stock. The warrants are exercisable at a price of $20.00 per share, may be exercised at any time after the date of issuance and expire five years after the date of issuance. Three of our directors (Messrs. Ziegler, Webster and Harte) participated in the private placement of common stock and warrants to purchase common stock. Their combined purchases totaled 480,000 shares of common stock representing $6.0 million of the total offering. The directors also received warrants to purchase 48,000 shares of our common stock.

        On November 30, 2004, we completed a $2.5 million equity financing from private investment sources. The financing consisted of an offering of 8,333 shares of convertible preferred stock priced at $300 per share, which was convertible into common stock at $0.30 per share. The convertible preferred stock accrued dividends at the rate of 6% per annum, compounded annually and, which were payable in cash when, and if, declared. Three of our directors (Messrs. Ziegler, Webster and Harte) participated in this private placement. Their combined purchases totaled 5,579 shares of convertible preferred stock and represented $1.7 million of the total offering.

        In conjunction with our December 2005 private placement of common stock, our convertible preferred stock was converted into our common stock. We issued 883,298 shares of common stock upon conversion, based on the conversion price of $.30 per share and the accumulation of accrued dividends from December 2004. Upon conversion of the convertible preferred stock, these directors received in the aggregate 591,374 shares of our common stock.

        During 2005, we performed and completed a seismic survey for Carrizo Oil & Gas, Inc. ("Carrizo"). The project was bid to Carrizo at prevailing market rates and the survey was conducted according to industry standards. The seismic survey generated revenues of $1.1 million for us. Steven A. Webster serves as Chairman of the Board of Carrizo. Mr. Webster is one of our directors.

        William R. Ziegler is of counsel to the New York based law firm of Satterlee Stephens Burke & Burke, LLP. During the fiscal years ended December 31, 2006 and December 31, 2005, this firm billed us $19,484 and $42,575 respectively, for services rendered.

        On December 15, 2006, we sold 228,683 shares of our Series B preferred stock to Avista, an affiliate of Avista and one other institutional investor, the proceeds of such sale were used to repay the $55.0 million original principal amount under our subordinated loan, together with capitalized and accrued interest. See "Description of Capital Stock." In accordance with the terms and provisions of the Securities Purchase Agreement, dated as of September 8, 2006, by and among the purchasers of our Series B preferred stock and us, Avista received the right to appoint one director to our board of directors. Robert L. Cabes, Jr. was appointed to our board of directors on November 2, 2006.

Compliance With Section 16(a) of the Exchange Act

        Section 16(a) of the Exchange Act requires our directors, executive officers and persons who own more than ten percent of a registered class of our equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of the common stock and other equity securities of our Company. Officers, directors, and greater than ten percent beneficial owners are required by SEC regulation to furnish us with copies of all Section 16(a) reports they file.

        Based solely upon information furnished to us and contained in reports filed with the SEC, as well as any written representations that no other reports were required, we believe that all SEC filings of our directors, executive officers beneficial owners of greater than ten percent complied with Section 16 of the Exchange Act, except that Maple Leaf Partners, L.P. and Maple Leaf Offshore, Ltd. failed to timely file initial reports on Form 3.

Code of Ethics

        We adopted a code of ethics applicable to our directors and officers on December 28, 2006.

COMPENSATION DISCUSSION AND ANALYSIS

        This Compensation Discussion and Analysis provides an explanation of our compensation philosophy, policies and practices with respect to our chief executive officer, chief financial officer, and the other three most highly compensated executive officers, who are collectively referred to as the named executive officers.

Objectives of our Executive Compensation Program

        Our executive compensation philosophy is based on pay-for-performance. Our performance-based incentive compensation programs provide cash payment to executives when certain company, business segment and/or individual goals and objectives are achieved.

        Our executive compensation programs are designed to achieve the following objectives:

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  Attract and retain talented and experienced executives in the highly competitive seismic industry;

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  Provide a total compensation package which encourages pay-for-performance by aligning the interests of our executive officers and stockholders to increase stockholder value and rewarding executive officers when stockholder value increases;

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  Motivate and reward executives whose knowledge, skills and performance are critical to our success;

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  Ensure fairness among the executive management team by recognizing the contributions each executive makes to our success;

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  Foster a shared commitment among executives by coordinating company, team and individual goals and objectives; and

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  Compensate our executives to manage our business to meet our long-range objectives.

EXECUTIVE OFFICER COMPENSATION

Principal Components of Compensation of Our Named Executive Officers

        Historically, the compensation package offered to our executive officers consisted of:

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  Base salary;

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  Cash incentive compensation under the terms of the Senior Executive Incentive Program established for our senior executive officers; and

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  Equity compensation generally in the form of grants of stock options or restricted stock.

        Our current compensation package is designed to provide a balance between achieving our business objectives and providing competitive compensation to our executives. The cash components — base salary and cash incentive compensation — provide a strong link between our operational management and financial performance and the compensation that is earned by our executives. The equity compensation component is designed to closely align our executive's pay with the interests of our stockholders.

        Historically, David A. Johnson, our President and Chief Executive Officer ("CEO"), has participated in deliberations with the Board concerning senior executive officer compensation. The full Board acted in the capacity of the Compensation Committee, with the exception of

Mr. Johnson, up until May 17, 2006, when the Board established a Compensation Committee. Going forward, we expect that the Compensation Committee will continue to solicit input from the CEO with respect to compensation decisions affecting other members of our senior executive management team.

Allocation of Compensation Among the Principal Components

        The Compensation Committee is in the process of establishing formal policies or guidelines with respect to the mix of base salary, bonus, cash incentive compensation and equity awards to be paid or awarded to our senior executive officers. Our historical practice has been that a greater percentage of the compensation of the most senior members of our management team should be performance-based which aligns the interests of our executive officers with our shareholders. The base salaries of our executives are determined by evaluating individual performance and contributions as well as comparison to internal peers and external market data for similar roles. An executive's actual base salary recognizes individual skills, experience, sustained job performance and the impact on the organization. Cash incentives link company and individual performance based upon the achievement of various financial goals and objectives. Equity grants are generally an event-driven, negotiated process based upon an executive's involvement and contribution to a major corporate action such as an acquisition. Currently, the company does not grant equity awards annually to all executives. Additionally, the company does not currently have in place any type of equity ownership requirements or guidelines specifying amounts or forms of ownership of company equity by members of the executive management team.

        During 2007, the Compensation Committee anticipates adopting more formal and structured compensation policies and programs designed to attract, retain and motivate individuals with the skills and experience necessary for us to achieve our business objectives. These policies will also serve to link pay with measurable performance, which in turn, should help to align the interests of our executive management team with our stockholders.

Base Salary

    Chief Executive Officer

        Mr. Johnson has been our CEO since October 2003. The entire Board acted in the capacity as the Compensation Committee with the Chairman of the Board negotiating the employment agreement with Mr. Johnson. The Board engaged in an examination of the compensation arrangements of CEOs of peer companies in setting the base salary for Mr. Johnson.

        Mr. Johnson's employment agreement with us provided for an initial base salary of $240,000 reviewed annually. As additional incentive for Mr. Johnson's appointment as our CEO, the Board also granted him a one-time signing bonus equal to three times his bonus allocation for 2003 payable at the same time the 2003 bonus became payable. Mr. Johnson's signing bonus in the amount of $151,500 was paid in March 2004.

        On December 1, 2005, Mr. Johnson's base salary was increased to $280,000, in conjunction with the acquisition of Trace Energy Services.

    Chief Financial Officer

        Scott A. McCurdy has been our chief financial officer ("CFO") since September 2006, with the Grant acquisition. Mr. McCurdy served as the Vice President and CFO of Grant prior to his appointment as our CFO. Mr. McCurdy's three-year employment agreement provides for an annual base salary of $200,000 reviewed annually. This amount reflects, in part, Mr. McCurdy's prior salary history.

        Chin H. Yu served as our interim CFO from August 2006 through September 2006. Mr. Yu was hired as Controller in May 2006 and his agreement provided for an annual base salary of $135,000, with an annual review of his base salary. He was subsequently appointed Vice President and Controller effective September 2006, upon the completion of the Grant acquisition and his base salary was increased to $150,000 reviewed annually. Mr. Yu now serves as our Vice President — Finance and Chief Compliance Officer. This amount reflects, in part, Mr. Yu's prior salary history.

        Thomas J. Concannon served as our Vice President and CFO from July 1997 to August 2006, at which time he resigned from his position. Mr. Concannon's three-year employment agreement executed in November 2003 provided for an annual base salary of $150,000 reviewed annually. Mr. Concannon's base salary for 2006 was $200,040 upon his resignation. This amount reflected, in part, Mr. Concannon's prior salary history.

    Other Officers

        Richard F. Miles has served as President — International Seismic Operations since September, 2006, upon the completion of the Grant acquisition. Mr. Miles served as the President and CEO of Grant prior to his appointment as our President — International Operations. Mr. Miles' three-year employment agreement executed in August 2006 provides for an annual base salary of $336,672 reviewed annually. This amount reflects, in part, Mr. Miles' prior salary history.

        James C. White has served as President — North American Seismic Operations since September, 2006, upon the completion of the Grant acquisition. From December 2005, through September 2006, Mr. White served as the President of Quantum as a result of the acquisition of Trace in December 2005. Prior to joining our company, Mr. White served as Trace's President and CEO since February 2004. Mr. White's three-year employment agreement executed in December 2005 provides for an annual base salary of $220,000 reviewed annually. On September 20, 2006, Mr. White's base salary was increased to $260,000 as part of the acquisition of Grant Geophysical, Inc. This amount reflects, in part, Mr. White's prior salary history.

        M. Lee Bell has served as President — Processing and Interpretation for Geophysical Development Corporation, a subsidiary of the Company since April 1, 2004. Prior to joining Geokinetics, Dr. Bell served as Global General Manager, Seismic Reservoir Services, of WesternGeco. Prior to that position, Dr. Bell served as Vice President of Technology at WesternGeco. From 1998 to 2000, Dr. Bell served as President of Geosignal, a division of Western Geophysical. Dr. Bell has more than twenty-five years experience in the seismic data processing industry. Dr. Bell's three-year employment agreement, executed in March 2004, provides for an annual base salary of $190,000 reviewed annually. This amount reflects, in part, Dr. Bell's prior salary history.

Bonus Compensation

        We have not historically paid any automatic or guaranteed bonuses to our executive officers. However, we have from time to time paid signing or retention bonuses in connection with our initial hiring or appointment of an executive officer, or a change in an individual's position and responsibilities.

        In conjunction with his appointment as CEO, Mr. Johnson received an aggregate of $202,000 in bonus compensation in 2004 — $151,500 of which was in the form of a signing bonus upon his appointment as our CEO and the remaining $50,500 representing a discretionary incentive bonus.

        In conjunction with his appointment as CFO, Mr. McCurdy will receive a guaranteed minimum bonus of $100,000 in 2007 for the 2006 plan year less any payments made to him during 2006 under the Grant Geophysical, Inc. 2006 bonus plan. This amount represents the target bonus amount from the original Grant 2006 bonus plan. To date, Mr. McCurdy has received $34,511 under the Grant 2006 bonus plan. The remainder of this minimum bonus, $65,489, will be paid out in March 2007.

        In conjunction with his appointment as President — International Seismic Operations, Mr. Miles will receive a guaranteed minimum bonus of $200,000 in 2007 for the 2006 plan year less any payments made to him during 2006 under the Grant Geophysical, Inc. 2006 bonus plan. This amount represents the target bonus amount from the original Grant 2006 bonus plan. To date, Mr. Miles has received $69,022 under the Grant 2006 bonus plan. The remainder of this minimum bonus, $130,978, will be paid out in March 2007.

        In conjunction with his appointment as President — North American Seismic Operations in December 2005, Mr. White received a pro-rated bonus of a minimum of $50,000, which was paid in March 2006.

        In conjunction with his appointment as President — Processing and Interpretation in April 2004, Dr. Bell received a signing bonus in the amount of $10,000 which was paid in April 2004.

        In conjunction with his appointment as Controller in May 2006, Mr. Yu received a signing bonus in the amount of $20,000 which was paid in June 2006.

Compensation under the Senior Executive Incentive Program

        Participation in the Senior Executive Incentive Program currently consists of fifteen (15) executive officers including all of the named executive officers. The bonus pool for our Senior Executive Incentive Program is based upon our annual financial performance. In the past, awards have also been made based upon a discretionary amount determined by the Board. The first payouts under the plan occurred in March 2004 for the 2003 plan year. For the 2005 plan year, the Board utilized its discretion to allocate an additional bonus pool with recommendations from the CEO.

        Our Senior Executive Incentive Program for the 2006 plan year provides for the payment of incentive compensation, payable in cash, upon the attainment of the financial objectives outlined below. For the 2005 plan year, our Board exercised a degree of discretion in awarding some or all of the targeted incentive compensation even when one or more of the underlying financial objectives may not have been met, particularly if this was the result of external factors over which the individual executive officer had no control. Our plan provides our senior management with the opportunity to earn additional sums as a bonus based upon our annual performance in relation to cash flow. Cash flow is defined as earnings before depreciation, interest and taxes, less capex budget overages not previously approved by the Board ("EBITDA" less capex overages). At the end of each fiscal year, the Board establishes an annual bonus pool for senior executives and key employees consisting of 10% of the difference of EBITDA less capex overages ("bonus pool"). If earnings from operations ("EBIT") are negative, then no bonuses are payable. Under the plan, the CEO will receive at least 50% of the bonus pool, subject to a limit of three times his base salary. The limit for the other participants shall be set at two times base salary. The Compensation Committee and the full Board may increase the limits. Additionally, the Compensation Committee has the discretion to allocate the bonus pool with recommendations from the CEO. Individual payouts under the plan are subject to the terms of any employment agreements with the participants in the plan. The incentive bonus payouts are payable within 75 days of the end of our fiscal year. Per their individual employment agreements, Messrs. Johnson and Yu will not receive a pay-out under the plan if they have given notice of voluntary termination or if their employment has been terminated for cause before the payout date.

        With respect to the financial performance objectives for the 2006 plan, the amount of the bonus pool and the amounts of incentive compensation payable under the 2006 plan will not be determinable until our audited consolidated financial statements for 2006 are finalized. For the 2007 plan year, the Compensation Committee intends to review the entire bonus plan and recommend changes to the Board which, if adopted, could also change the amount of the bonus pool and the manner in which the bonus pool is determined and allocated.

        During 2007, we anticipate formalizing our performance management policies and programs, which are anticipated to affect the Senior Executive Incentive Program by including individual performance objectives in addition to financial and other corporate performance objectives. Our current plan focuses mainly on the attainment of financial objectives. Going forward, we anticipate incorporating common corporate performance objectives intended to encourage senior management unity as well as individual performance objectives. In setting the performance objectives, our Compensation Committee anticipates including performance objectives that are viewed as reasonably achievable as well as others that are viewed as more of a challenge to achieve (i.e., stretch objectives). The intent with the new performance management policies and procedures is to provide a better balance between financial, corporate and individual objectives to ensure that our executive officers maintain their level of motivation throughout the year.

        Our Compensation Committee has not adopted specific policies concerning the adjustment or attempted recovery of incentive compensation paid to any or all of our executive officers if the relevant performance objectives upon which such compensation were based were to be restated or otherwise adjusted in a manner that would have the effect of reducing the amounts payable or paid. However, in accordance with Section 304 of the Sarbanes-Oxley Act of 2002, if we are required to restate our financial statements due to our material noncompliance with any financial reporting requirement under the federal securities laws as a result of misconduct, our CEO and CFO are legally required to reimburse us for any bonus or other incentive-based or equity-based compensation they received from us during the 12-month period following the first public issuance or filing with the SEC of the financial document embodying such financial reporting requirement, as well as any profits they realize from the sale of our securities during this 12-month period. We intend to comply with all applicable laws in this area.

Equity Compensation

        The historical practice of our Board has been to grant equity-based awards to attract, retain, motivate and reward our employees, particularly our executive officers, and to encourage their ownership of an equity interest in our company. To date, such grants have consisted of incentive stock options, non-qualified stock options and restricted stock. Generally, our Board has granted awards of stock options or restricted stock to our executive officers upon their appointment as executive officers, with our obligation to grant the awards typically memorialized in an offer letter or employment agreement, or an addendum to an employment agreement, entered into with the applicable executive officer. Incentive stock options were awarded to some of the named executive officers and key employees in November 2003 coinciding with the appointment of Mr. Johnson as our CEO and the development of employment contracts. Non-qualified stock options were awarded to some executive officers and key employees in December 2005 as part of the Trace acquisition. Restricted stock grants were awarded to some executive officers and key employees in September 2006 as part of the Grant acquisition.

        All equity-based awards have been reflected in our consolidated financial statements based upon the applicable accounting guidance. In December 2004, the FASB published FASB Statement No. 123 (revised 2004), Share-Based Payment ("FAS 123(R)" or the "Statement"). FAS 123(R) requires us to recognize in our financial statements the compensation cost relating to share-based payment transactions, including grants of employee stock options. We have to measure the cost based on the fair value of the equity or liability instruments issued. FAS 123(R), which replaces FASB Statement No. 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related interpretive guidance, covers a wide range of share-based compensation arrangements including stock options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. To date, we have only awarded stock options and restricted stock awards under our stock awards plan. Additionally, FAS 123(R) requires us to measure the cost of employee services received in exchange for stock options based on the fair value of the award on the grant date, and to recognize the cost over the period the employee is required to provide services for the award. FAS 123(R) permits us to use any option-pricing model that meets the fair value objective in the Statement. We adopted FAS 123(R) on a prospective basis beginning January 1, 2006, for stock-based compensation awards granted after that date and for unvested awards outstanding at that date using the modified prospective transition method. We recognize the fair value of stock-based compensation awards as compensation expenses in our statement of operations on a straight line basis over the vesting period.

        During 2006, our Board and executive management team changed our approach for granting equity-based awards. As a result, restricted stock awards were granted as part of the Grant acquisition in September 2006 as opposed to incentive or non-qualified stock option awards. The last grants of incentive and non-qualified stock options were made in April 2006.

        In 2003, each of Messrs. Johnson and Concannon received incentive stock option grants. Mr. Johnson was granted an option to purchase 134,062 shares (post-reverse split) which fully vested on October 1, 2006. Mr. Johnson exercised his option on all 134,062 shares on November 6, 2006. Mr. Concannon was granted an option to purchase 35,000 shares (post-reverse split), of which 23,333 shares were vested at the time of his resignation. Mr. Concannon exercised his option on the 23,333 shares on September 6, 2006. In 2004, Dr. Bell was granted an option to purchase 35,000 shares (post-reverse split) which are two-third vested as of April 1, 2006. The remaining one-third vests on April 1, 2007. Dr. Bell has not exercised his options. These grants of incentive stock options to our executive officers and other employees were granted with exercise prices equal to or exceeding the fair value of the underlying shares of common stock on the grant date as determined by our Board.

        In December 2005 in conjunction with the Trace acquisition, Messrs. Johnson, Concannon, Bell and White received non-qualified stock option grants which vest in three equal installments, subject to stockholder approval. These options were granted "in-the-money" where the current price of the stock on the grant date was greater than the exercise strike price. The strike price used for these option grants was the same as the price of the PIPE offering used to finance the Trace acquisition. As part of the Trace acquisition, a valuation was completed by an independent business valuation firm and the exercise strike price of the non-qualified options was determined based on that valuation report. All of the awards granted in December 2005 are two-thirds vested with the final one-third vesting on December 1, 2007. Stockholder approval was obtained in November 2006 during our Annual Meeting of Stockholders. None of the named executive officers have exercised their non-qualified stock options, however, Mr. Concannon forfeited his option to purchase 11,000 shares (post-reverse split) upon his resignation from the company.

        In September 2006 in conjunction with the Grant acquisition, Messrs. McCurdy, Miles, White and Yu received grants of restricted stock which vest equally over three years beginning one year from the award date. The first one-third vests on September 8, 2007.

        We structure our cash incentive-based compensation so that it is taxable to our executive officers at the time it becomes available to them. We currently intend to be able to take a tax deduction on all cash compensation paid. However, as it relates to equity-based awards, we are not entitled to a deduction with respect to the issuance or exercise of incentive stock options. However, if the employee optionee causes the incentive stock option to be disqualified by disposing of his or her stock prematurely prior to the end of the requisite holding period, then we may be able to take a deduction for that amount recognized by the employee optionee as ordinary income in the same year the employee optionee recognizes the income. In addition, our grant of shares of restricted stock are not subject to performance vesting provisions and thus, may not be fully deductible by us at the time the grant is otherwise taxable to the grantee.

        We do not have any program, plan or practice that requires us to grant equity-based awards to executive management on specified dates. Historically, we have not made grants of equity-based awards that were timed to precede or follow the release or withholding of material non-public information but were made in conjunction with key acquisitions and corporate actions designed to retain key personnel. It is possible that we may establish programs or policies regarding the timing of equity-based awards in the future. The authority to make equity-based awards to executive officers rests with our Compensation Committee, which may consider the recommendations of our CEO and other executive officers.

Severance and Change of Control Payments

        Our Board believes that we should provide reasonable severance benefits to our employees, recognizing that it may be difficult for them to find comparable employment within a short period of time. Our Board also believes it prudent that we should disentangle ourselves from employees whose employment terminates as soon as practicable. Our historical practice for employees has been to make the termination of an employee effective at the expiration of a required advance notice period. In some situations, the termination of an employee is effective immediately upon the communication of the termination. In such cases, we have continued to pay, on a post-termination basis, base salary compensation to the terminated employee under his or her employment agreement, if any, for the specified advance notice period. We currently are not making any severance payments to any of our former executive officers.

        Our employment agreements with the named executives provide for substantial payments in the event of termination of their employment agreement or if we undergo a change of control. The compensation due to the specific executive officer in the event of the termination varies depending on the nature of the termination and the type and timing of the termination. Additionally, the compensation due to the specific executive officer in the event of a change in control varies depending on the nature of the change in control and the resulting material impact to the named executive's title or duties or a negative impact on overall compensation. For additional information regarding the termination and change in control provisions of an individual named executive's employment agreement, refer to "Potential Payments Upon Termination or Change in Control" discussed later.

Other Benefits

        We believe establishing competitive benefit packages for our employees is an important factor in attracting and retaining highly qualified personnel. Executive officers are eligible to participate in all of our employee benefit plans, including company-paid medical, dental, vision, group life and accidental death and dismemberment insurance and our 401(k) plan, on the same basis as other employees. As an additional benefit, we maintain an individual life insurance policy at a rate of $300 per month for Mr. Johnson and Mr. White. The company also pays Dr. Bell $700 per month for his medical insurance needs. Mr. McCurdy and Mr. Miles are due to receive cash payouts for accrued vacation earned through their employment with Grant existing at the time of the closing on the acquisition at the rate of their current base salary immediately prior to the closing of the acquisition. The payout is expected in January 2007 in the amount of $16,827 for Mr. McCurdy and $25,753 for Mr. Miles. Additionally, we currently provide a matching contribution up to 4.5% on a 6% employee contribution under our 401(k) plan. We do not offer pension or retirement benefits. Our international officers and employees may have slightly different employee benefit plans than those we offer domestically, typically based on certain legal requirements in that specific country.

Perquisites

        We do not have a formal process for our Board to regularly review the perquisites received by members of senior management. Generally, perquisites are minimized and limited to items that support business development or allow for efficient time and resource management to enhance the productivity of our executive management team. The perquisites received by each senior executive are determined by his individual employment agreement. The specific perquisites some of our named executives are currently receiving or have received in the past include:

  •
  Reimbursement for all reasonable travel, entertainment and other expenses incurred in connection with the performance of his duties and obligations under his employment agreement;

  •
  A monthly automobile allowance;

  •
  Reimbursement for the rental of a corporate apartment; and

  •
  Paid membership in a lunch or country club of the executive's choice.

Board Process

        Up until the formation of the Compensation Committee in May 2006, the full Board, with the exception of our CEO, acted in the capacity of the Compensation Committee. Mr. Johnson did participate in deliberations with the Board concerning executive officer compensation. Going forward on at least an annual basis, the Compensation Committee will approve all compensation and awards to our CEO, CFO and the presidents of our business segments. With respect to equity compensation awarded to other employees, the Compensation Committee grants awards generally based on the recommendation of our CEO or other executive officers. The award of equity compensation is generally an event-driven negotiated process, such as the awarding of equity compensation to executives and key employees who were instrumental in completing the acquisitions of both Trace and Grant.

SUMMARY COMPENSATION TABLE

        The following table sets forth information regarding compensation earned in or with respect to the last three fiscal years by:

  •
  each person who served as our chief executive officer in 2006;

  •
  each person who served as our chief financial officer in 2006; and

  •
  our three most highly compensated executive officers, other than our chief executive officer and our chief financial officer, who were serving as an executive officer at the end of 2006;

Name and Principal Position	Year	Salary ($)		Bonus ($)			Stock Awards ($)			Option Awards ($)			All Other Compensation ($)(5)			Total ($)
David A. Johnson, President and CEO	2006 2005 2004	$ $ $	280,020 243,335 240,000	$ $ $	280,000 — 202,000	(1) (1)	$ $ $	— — —		$ $ $	— 497,500 —	(6)	$ $ $	8,400 8,400 —	(3) (3)	$ $ $	568,420 749,235 442,000
Scott A. McCurdy, Vice President and CFO	2006		$62,169		$9,511			$288,575	(4)		$—			$18,427	(2)(3)		$378,682
Richard F. Miles, President — International Seismic Operations	2006		$104,652		$19,022			$329,800	(4)		$—			$27,353	(2)(3)		$480,827
James White, President — North American Seismic Operations	2006		$231,667		$75,000			$164,900	(4)		$796,000	(6)		$14,800	(3)		$1,282,367
M. Lee Bell, President — Processing and Interpretation	2006 2005 2004	$ $ $	190,000 190,000 142,500	$ $ $	— 25,000 —		$ $ $	— — —		$ $ $	— 99,500 182,000	(6) (6)	$ $	13,200 13,200 —	(3) (3)	$ $ $	203,200 327,700 324,500
Thomas J. Concannon, Former CFO	2006 2005 2004	$ $ $	169,898 161,670 150,000	$ $ $	50,000 40,000 25,000		$ $ $	— — —		$ $ $	— 218,900 —	(6)	$ $ $	13,000 19,500 —	(3) (3)	$ $ $	232,898 440,070 175,000
Chin H. Yu, Vice President — Finance; Former Interim CFO	2006		$80,202		$20,000			$41,225	(4)		$—			$2,800	(3)		$144,227

(1)
For 2006, the bonus amount reflects a combination of awards from the Senior Executive Incentive Program in the amount of $117,483 and a discretionary award by the Board in the amount of $162,517 for the 2005 calendar year. For 2004, the bonus amount includes a signing bonus of $151,500 and an incentive bonus of $50,500 for the 2003 calendar year.

(2)
Reflects additional compensation for accrued but unused vacation. Mr. McCurdy received $16,827 and Mr. Miles received $25,753.

(3)
Additional benefits received by the executive include monthly car allowances, paid life insurance, country club membership and the reimbursement for rental of corporate apartment. For 2006 and 2005, Mr. Johnson received reimbursement in the amount of $3,600 for life insurance payments and $4,800 for car allowance. For 2006, both Messrs. McCurdy and Miles received reimbursement in the amount of $1,600 for car allowance. For 2006, Mr. White received reimbursement in the amount of $5,200 for car allowance, $3,600 for life insurance and $6,000 for country club membership. For 2006 and 2005, Dr. Bell received reimbursement in the amount of $8,400 for medical insurance needs and $4,800 for car allowance. For 2006, Mr. Concannon received reimbursement in the amount of $9,800 for the rental of a corporate apartment and $3,200 for car allowance. For 2005, Mr. Concannon received reimbursement in the amount of $14,700 for the rental of a corporate apartment and $4,800 for car allowance. For 2006, Mr. Yu received reimbursement in the amount of $2,800 for car allowance.

(4)
On September 8, 2006 in conjunction with the acquisition of Grant, the Board awarded grants of restricted stock to executives and key employees, subject to stockholder approval which was obtained on November 1, 2006. The restricted stock awards vest equally over a three year period starting on September 8, 2006 with the restriction period ending in equal thirds on September 8, 2007, 2008 and 2009. Geokinetics stock closed at $16.50 on September 8, 2006 (post-reverse split). The value of the stock award is determined by multiplying the number of shares awarded by the $16.50 closing price. Each executive and employee who received a restricted stock awards paid $0.01 per share of stock received. Mr. McCurdy paid $175.00, Mr. Miles paid $200.00, Mr. White paid $100.00 and Mr. Yu paid $25.00.

(5)
No amounts of executive compensation are deferred under the 401(k) plan.

(6)
The option awards were calculated using fair value based on a Black-Scholes valuation model, utilizing a 159% volatility, 10-year treasury bond rate at the grant date and the stock price at the grant date. For Messrs. Johnson, White, Bell and Concannon's 2005 option awards, the fair value at the grant date was $19.90 (post-reverse split). For Dr. Bell's 2004 option award, the fair value at the grant date was $5.20 (post-reverse split).

EQUITY-RELATED COMPENSATION

2006 Grants of Plan-Based Awards

        Set forth in the table below is information regarding:

  •
  Cash amounts that could have been received in 2006 by our named executive officers under the terms of the senior management incentive compensation plans or individual employment agreements; and

  •
  Stock option or restricted stock awards granted by the Compensation Committee to our named executive officers in 2006, reflected on an individual grant basis.

        All awards were granted under our 2002 Stock Awards Plan and no outstanding options or equity-based awards were repriced or materially modified after the grant date. These grants represent all of the awards to our named executive officers under any plan during or with respect to 2006.

Name	Grant Date	Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units	All Other Option Awards: Number of Securities Underlying Options(3)	Exercise or Base Price of Option Awards ($/Sh)		Closing Market Price (post-reverse split)
David A. Johnson, President and CEO	12/1/2005 10/1/2003	$ $	499,250 4,272,556	(5) (5)	— —	25,000 134,062	$ $	12.50 0.60	$ $	20.00 0.60
Scott A. McCurdy, Vice President and CFO	9/8/2006		$568,225	(4)	17,500	—		—		—
Richard F. Miles, President — International Seismic Operations	9/8/2006		$649,400	(4)	20,000	—		—		—
James White, President — North American Seismic Operations	9/8/2006 12/1/2005	$ $	324,700 798,800	(4) (5)	10,000 —	— 40,000	$	— 12.50	$	— 20.00
M. Lee Bell, President — Processing and Interpretation	12/1/2005 4/1/2004	$ $	99,850 954,450	(5) (5)	— —	5,000 35,000	$ $	12.50 5.20	$ $	20.00 5.20
Thomas J. Concannon, Former CFO	12/1/2005 11/12/2003	$ $	— 1,048,950	(2) (5)	— —	11,000 35,000	$ $	12.50 2.50	$ $	20.00 2.50
Chin Yu, Vice President — Finance; Former Interim CFO	9/8/2006		$81,175	(4)	2,500	—		—		—

(1)
The fair value of the restricted stock awards granted on September 8, 2006 in conjunction with the acquisition of Grant, was determined using the closing price of the stock of $16.50 (post-reverse split) on September 8, 2006. Each executive and employee who received a restricted stock awards paid $0.01 per share of stock received. Mr. McCurdy paid $175.00, Mr. Miles paid $200.00, Mr. White paid $100.00 and Mr. Yu paid $25.00.

(2)
Mr. Concannon's unvested and unexercised 11,000 non-qualified and 11,667 incentive stock options forfeited upon his resignation. There is no expected future payout on the options awarded on December 1, 2005.

(3)
The incentive stock options grants in 2003 to our executive officers and other employees, were granted with exercise prices equal to or exceeding the fair value of the underlying shares of common stock on the grant date, as determined by our Board. The non-qualified stock option grants in December 2005 were granted "in-the-money" where the current price of the stock on the grant date was greater than the exercise strike price. The strike price used for these option grants was the same as the price of the PIPE offering used to finance the Trace acquisition. As part of the Trace acquisition, a valuation was completed by an independent business valuation firm and the exercise strike price of the non-qualified options was determined based on that valuation report.

(4)
The estimated future payout value is determined by multiplying the number of shares awarded by the closing stock price of $32.47 on December 29, 2006.

(5)
The estimated future payout value is determined by multiplying the number of options awarded by the sum of the closing stock price of $32.47 on December 29, 2006 less the exercise price of the option.

Outstanding Equity Awards as of December 31, 2006

        The following table provides information as of December 31, 2006, regarding vested and unvested stock options and restricted stock awards held by each of our named executive officers.

							Stock Awards
		Option Awards(3)
								Market Value of Shares or Units of Stock That Have Not Vested ($)
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)		Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)
David A. Johnson, President and CEO	12/1/2005	16,667	8,333		$12.50	12/1/2015	—	—
Scott A. McCurdy, Vice President and CFO	9/8/2006	—	—		—	—	17,500	$568,225	(2)
Richard F. Miles, President — International Seismic Operations	9/8/2006	—	—		—	—	20,000	$649,400	(2)
James White, President — North American Seismic Operations	12/1/2005	26,667	13,333		$12.50	12/1/2015	10,000	$324,700	(2)
M. Lee Bell, President — Processing and Interpretation	12/1/2005 4/1/2004	3,333 23,333	1,667 11,667	$ $	12.50 5.20	12/1/2015 4/1/2014	— —	— —
Thomas J. Concannon, Former CFO(1)
Chin Yu, Vice President — Finance; Former Interim CFO	9/8/2006	—	—		—	—	2,500	$81,175	(2)

(1)
Mr. Concannon's unvested and unexercised 11,000 non-qualified and 11,667 incentive stock options forfeited upon his resignation, thus there are no outstanding equity awards for him.

(2)
The market value is determined by multiplying the number of shares that have not vested by the closing stock price of $32.47 on December 29, 2006.

(3)
On December 1, 2005 in conjunction with the acquisition of Trace, the Board awarded grants of non-qualified stock options to executives and key employees, subject to stockholder approval which was obtained on November 1, 2006. The non-qualified stock option vest equally over a three-year period starting on the grant date of December 1, 2005 and ending on December 1, 2007.

Option Exercises and Stock Vested as of December 31, 2006

        The following table provides information as of December 31, 2006, regarding options exercised and vested stock awards held by each of our named executive officers.

	Option Awards		Stock Awards(2)
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
David A. Johnson, President and CEO	134,062	$3,485,612	—	$—
Scott A. McCurdy, Vice President and CFO	—	$—	—	$—
Richard F. Miles, President — International Seismic Operations	—	$—	—	$—
James White, President — North American Seismic Operations	—	$—	—	$—
M. Lee Bell, President — Processing and Interpretation	—	$—	—	$—
Thomas J. Concannon, Former CFO	23,333	$384,995	—	$—
Chin Yu, Vice President — Finance; Former Interim CFO	—	$—	—	$—

(1)
The executives exercised their incentive stock options but are holding their shares. Mr. Johnson exercised his options on October 27, 2006 at a closing stock price of $26.00 (post-reverse split). Mr. Concannon exercised his options on September 6, 2006 at a closing stock price of $16.50 (post-reverse split).

(2)
No restricted stock awards have vested to date for the named executives. The restrictions lift on the first one-third on September 8, 2007.

PENSION BENEFITS

        None of our named executive officers are covered by a pension plan or other similar benefit plan that provides for payments or other benefits at, following, or in connection with retirement.

NONQUALIFIED DEFERRED COMPENSATION

        None of our named executive officers are covered by a defined contribution or other plan that provides for the deferral of compensation on a basis that is not tax-qualified.

Potential Payments Upon Termination or Change in Control

        We have entered into employment agreements with our named executive officers that require us to make payments upon the severance of employment or a change in control of the Company. The specific payment amount and the benefit levels received by each executive are determined under the provisions of that executive's particular employment agreement. These arrangements are discussed below.

    Chief Executive Officer — David A. Johnson

        Mr. Johnson is entitled to compensation in the event there is a material negative change in his job scope or remuneration package including a change in control, as defined in our 2002 Stock Awards Plan. In the absence of severance for cause, he will have the right to sever his employment and receive a severance package equal to three times the sum of his base salary and his most recent non-zero cash bonus. In the event a material negative change in his job scope or remuneration package occurred on December 31, 2006, Mr. Johnson would have received $1,680,060.

        Our employment agreement with Mr. Johnson prohibits him from competing in the seismic services industry during the term of his employment and for a period of two years after the termination of his employment for any reason. The non-compete is restricted to areas where we are operating at the time of his termination. His employment agreement also includes a provision relating to non-disclosure and confidentiality with respect to disclosure of our proprietary or confidential information.

    Chief Financial Officer — Scott A. McCurdy

        If his employment is severed for any reason other than for cause, Mr. McCurdy is entitled to receive as compensation a sum equal to his annual base salary plus his most recent non-zero annual cash bonus, payable in a single lump sum on his termination date. In the event his employment was severed on December 31, 2006, Mr. McCurdy would have received $209,511, payable on his termination date. Additionally, we will continue to pay for his medical insurance coverage at the existing level for one year following his termination date.

        In the event of a change in control, as defined in our 2002 Stock Awards Plan, that results in a diminution of Mr. McCurdy's duties, responsibilities or position in the management of the Company and/or results in a material negative impact on his remuneration, he has the right to terminate his employment agreement with us by providing written notice within 90 days following the occurrence of the material negative event by giving us 60 days notice. He will be entitled to receive as compensation a sum equal to his annual base salary payable in a single lump sum on his termination date. In the event a change of control resulting in a material negative change in his job scope or remuneration package occurred on December 31, 2006, Mr. McCurdy would have received $200,000, payable on his termination date.

        Our employment agreement with Mr. McCurdy prohibits him from competing in the seismic services industry during the term of his employment and for a period of one year after the termination of his employment for any reason. The non-compete is restricted to areas where we are operating at the time of his termination. His employment agreement also includes an executed non-disclosure and confidentiality agreement with respect to disclosure of our proprietary or confidential information.

    Vice President — Finance and Former Interim Chief Financial Officer — Chin H. Yu

        If his employment is severed for any reason other than for cause, Mr. Yu is entitled to receive as compensation a sum equal to his annual base salary. In the event his employment was severed on December 31, 2006, Mr. Yu would have received $150,000. Our employment agreement with Mr. Yu does not contain a non-compete clause.

    Business Segment President — James C. White

        If his employment is severed for any reason other than for cause, Mr. White is entitled to receive as compensation a sum equal to two times his annual base salary plus his most recent bonus. In the event his employment was severed on December 31, 2006, Mr. White would have received $670,000. Additionally, we will continue to pay for his medical insurance coverage at the existing level for twenty-four months following his termination date.

        Our employment agreement with Mr. White prohibits him from competing in the seismic services industry if his employment terminates during the term of his agreement for a period of

24 months from the date of termination. The non-compete is restricted to areas involved in the same or similar work of the seismic service industry as our company. Our employment agreement with Mr. White further provides that he is prohibited from contacting, communicating with, or soliciting business of any the company's customers or acquisition prospects with whom he made contact or learned about while employed with the company, for a period of twelve months from the date of termination. His employment agreement also includes an executed non-disclosure and confidentiality agreement with respect to disclosure of our proprietary or confidential information.

    Business Segment President — Richard F. Miles

        If his employment is severed for any reason other than for cause, Mr. Miles is entitled to receive as compensation a sum equal to his annual base salary. In the event his employment was terminated on December 31, 2006, Mr. Miles would have received $336,672, payable on his termination date. Additionally, we will continue to pay for his medical insurance coverage at the existing level for one year following his termination date.

        Our employment agreement with Mr. Miles prohibits him from competing in the seismic services industry during the term of his employment and for a period of one year after the termination of his employment either at the company's election or of he voluntarily leaves. The non-compete is restricted to areas where we are operating at the time of his termination. His employment agreement also includes an executed non-disclosure and confidentiality agreement with respect to disclosure of our proprietary or confidential information.

    President — Processing and Interpretation — M. Lee Bell

        If his employment is severed for any reason other than for cause, Dr. Bell is entitled to receive as compensation a sum equal to his annual base salary plus his most recent bonus. In the event his employment was terminated on December 31, 2006, Dr. Bell would have received $215,000, payable on his termination date. Additionally, we will continue to pay for his medical insurance coverage at the existing level for one year following his termination date.

        In the event of a Change in Control, as defined in our 2002 Stock Awards Plan, which results in a material negative impact on his job scope or remuneration package, he has the right to terminate his employment agreement. He will be entitled to receive as compensation a sum equal to his 1.5 times his annual base salary payable in a single lump sum on his termination date. In the event a change in control results in a material negative change in his job scope or remuneration package occurred on December 31, 2006, Dr. Bell would have received $285,000, payable on his termination date.

        Our employment agreement with Dr. Bell prohibits him from competing in the seismic services industry during the term of his employment and for a period of two years after the termination of his employment if he voluntarily leaves the company. If he is terminated at the company's initiation, the non-compete requirement is no longer in force. The non-compete is restricted to areas where we are operating at the time of his termination. His employment agreement also includes an executed non-disclosure and confidentiality agreement with respect to disclosure of our proprietary or confidential information.

EXECUTIVE EMPLOYMENT ARRANGEMENTS

        We are a party to the following employment agreements with the named executive officers as of December 31, 2006. Various provisions of these employment agreements have been discussed in previous sections. The cash component, which consists of the base salary and the incentive bonus, represent the largest proportion of the overall compensation package for each executive.

        We are a party to an employment agreement dated September 30, 2003, with David A. Johnson, pursuant to which Mr. Johnson serves as the President and Chief Executive Officer of our company reporting directly to the Board of Directors. The compensation payable to Mr. Johnson under the employment agreement consists of: (i) an annual base salary of $240,000 per year (reviewed annually), (ii) participation in our Senior Executive Incentive Program equal to at least 50% of the Bonus Pool established thereunder, subject to a limit of three times base salary and (iii) an option to acquire 134,062 shares of Common Stock (post-reverse split), at an exercise price of $0.60 per share, exercise price being the fair market value of the Common Stock on the date of grant. The option has a ten-year term and vests over three years in six (6) equal increments, with the first increment vesting three months from the date of hire, the second vesting 12 months from the date of hire, and subsequent increments vesting on each of the four six-month anniversaries of the date of hire thereafter. Mr. Johnson received a one-time signing bonus of $151,500. Bonuses are payable within 90 days of the end of our fiscal year provided no notice of voluntary termination of employment has been given and no termination of employment for cause has occurred before the scheduled payment date. Mr. Johnson is also entitled to a lump sum payment equal to three times the sum of his current base salary and the most recent non-zero cash bonus in the event there is a material negative change in Mr. Johnson's job scope or remuneration package. Pursuant to the employment agreement, Mr. Johnson has agreed not to compete in the seismic services industry during his employment and for two years after termination for any reason. Mr. Johnson's employment may be terminated by either party for any reason, subject to the provisions of the employment agreement.

        We are a party to a three-year employment agreement dated September 8, 2006, with Scott A. McCurdy, pursuant to which Mr. McCurdy serves as the Vice President and Chief Financial Officer of our Company. The compensation payable to Mr. McCurdy under the employment agreement consists of: (i) an annual base salary of $200,000 per year (reviewed annually), (ii) participation in our Senior Executive Incentive Program up to an annual bonus limit of two times base salary and (iii) an award of 17,500 restricted shares (post-reverse split) of our Common Stock, which restrictions will be lifted in three equal annual installments beginning September 8, 2007. Mr. McCurdy is also entitled to a lump sump payment equal to one times his current base salary plus his most recent annual non-zero cash bonus if we terminate his employment for any reason other than for cause. The employment agreement also provides that Mr. McCurdy will not compete in the seismic services industry during his employment and for one year after a voluntary termination of employment by Mr. McCurdy.

        We are a party to a three-year employment agreement dated August 23, 2006, with Richard F. Miles, pursuant to which Mr. Miles serves as the President of Grant Geophysical. The compensation payable to Mr. Miles under the employment agreement consists of: (i) an annual base salary of $336,672 per year (reviewed annually), (ii) participation in our Senior Executive Incentive Program up to an annual bonus limit of two times base salary and (iii) an award of 20,000 restricted shares of our Common Stock, (post-reverse split) which restrictions will be lifted in three equal annual installments beginning one year from date of hire. Mr. Miles is also entitled to a lump sump payment equal to one times his current base salary plus his most recent bonus if we terminate Mr. Miles' employment for any reason other than for cause. The employment agreement also provides that Mr. Miles will not compete in the seismic services industry during his employment and for one year after a voluntary termination of employment by Mr. Miles.

        We are a party to a three year employment agreement dated December 1, 2005, with James White, pursuant to which Mr. White serves as President of Quantum Geophysical, Inc. The compensation payable to Mr. White under the employment agreement consists of: (i) an annual base salary of $220,000 per year (reviewed annually), (ii) participation in our Senior Executive Incentive Program up to an annual bonus limit of two-times base salary and (iii) an option to acquire 40,000 shares of Common Stock (post-reverse split), at an exercise price of $12.50 per share, such exercise price being below the fair market value of the Common Stock on the date of grant. The option has a ten-year term and vests in three equal increments, with the first increment vesting upon the date of grant, the second increment vesting one year from the date of grant and the final increment vesting on the second anniversary of the grant date. Mr. White is also entitled to a lump sum payment equal to 1.75 times his current base salary if we terminate Mr. White's employment for any reason other than for cause. The employment agreement also provides that Mr. White will not compete in the seismic services industry during his employment and for 1.75 years after a voluntary termination of employment by Mr. White.

        Mr. White's employment agreement was amended on September 20, 2006, to reflect an increase in his annual salary to $260,000 effective September 16, 2006. Additionally, Mr. White was awarded 10,000 restricted shares of Geokinetics stock (post-reverse split) with restrictions lifted in three equal annual installments beginning one year from the grant date. The agreement was amended to also reflect a change in the level of severance payment, increasing the amount Mr. White would be entitled to receive as compensation a sum equal to two times the sum of his annual salary and most recent bonus.

        We are a party to a three year employment agreement dated March 14, 2004, with M. Lee Bell, pursuant to which Dr. Bell served as President — Processing and Interpretation for Geophysical Development Corporation, a subsidiary of the company. The compensation payable to Dr. Bell consists of: (i) an annual base salary of $190,000 per year (reviewed annually) and (ii) participation in our Senior Executive Incentive Program up to an annual bonus limit of two times base salary. Dr. Bell is also entitled to compensation equal to one times his current base salary plus his most recent bonus if we sever his employment for any reason other than for cause. The employment agreement also provides that Dr. Bell will not compete in the seismic services industry during his employment and for two year after a voluntary termination of employment by Dr. Bell If Dr. Bell is terminated at the Company's initiation, then the non-compete requirement will no longer be in force.

        We are party to a three year employment agreement dated May 23, 2006, with Chin Yu, pursuant to which Mr. Yu serves as the Controller of our Company. This agreement was amended on September 1, 2006, pursuant to which Mr. Yu serves as Vice President of our Company. The compensation payable to Mr. Yu under the amended employment agreement consists of: (i) an annual base salary of $150,000 per year effective September 1, 2006 (reviewed annually), (ii) participation in our Senior Executive Incentive Program up to an annual bonus limit of two times base salary and (iii) an award of 25,000 restricted shares of Geokinetics' Common Stock, (pre-reverse split on November 3, 2006) which restrictions will be lifted in three equal annual installments beginning one year from the Effective Date. Mr. Yu is also entitled to a lump sump payment equal to one times his current base salary if we sever Mr. Yu's employment for any reason other than for cause.

STOCK AWARDS PLAN

        Our 2002 Stock Awards Plan was adopted on October 30, 2002, and approved by the stockholders at the 2002 Annual Meeting of Stockholders. The shares available under the 2002 Plan are used primarily to grant stock options to certain employees, members of the Board or any persons affiliated with our Company.

        Historically, awards under the plan have generally been event-driven based upon an executive's involvement in and contribution to a major corporate action such as an acquisition. Currently, the company does not grant equity awards annually to all executives nor are there any performance-based or other material conditions applicable to the plan. The stock options and restricted stocks that have been granted to date have vested equally over three periods, starting either from the date of grant or one year from the grant date.

        Prior to December 2005, a total of 3,351,556 shares of Common Stock were originally reserved for issuance under the 2002 Plan. In December, 2005, the Board determined that the 2002 Plan be amended to provide for 2,230,000 additional shares of Common Stock to be authorized and reserved for the 2002 Plan, subject to stockholder approval at the next Annual Meeting. This action was taken to permit awards to additional employees added through the acquisition of Trace in December 2005. On September 6, 2006, the Board approved a resolution to increase the total number of shares of Common Stock authorized and subject to the 2002 Plan to a total of 8,000,000 shares, subject to stockholder approval. This action was taken to permit awards to the additional employees added through the acquisition of Grant in September 2005. Additionally, effective November 3, 2006, our stockholders approved a 1-for-10 reverse split of our Common Stock.

Summary of the 2002 Plan

        Purpose.    The purpose of the 2002 Plan is to provide a means by which we may attract, retain and motivate employees, members of the Board or other persons affiliated with our Company (the "2002 Plan Participants") and to provide a means whereby such 2002 Plan Participants can acquire and maintain stock ownership, thereby strengthening their concern for the welfare of our Company. A further purpose of the 2002 Plan is to provide 2002 Plan Participants with additional incentive and reward opportunities designed to enhance the profitable growth and increase stockholder value of our Company. Accordingly, the 2002 Plan provides for granting (i) incentive stock options, (ii) nonqualified stock options, (iii) stock appreciation rights, (iii) restricted stock awards, (iv) Phantom Stock Awards, or (v) any combination of the foregoing, as is best suited to the particular circumstances as provided herein (individually or collectively, the "Award").

        Administration.    The 2002 Plan is to be administered by the Board or, in the discretion of the Board, a committee appointed by the Board (the "2002 Plan Committee"). Subject to the provisions of the 2002 Plan, the Board or the 2002 Plan Committee will have sole authority, in its discretion, to determine which 2002 Plan Participant shall receive an Award, the time or times when such Award shall be made, whether an Incentive Stock Option, Nonqualified Option or Stock Appreciation Right shall be granted, the number of shares of Common Stock which may be issued under each Incentive Stock Option, Nonqualified Stock Option, Stock Appreciation Right or Restricted Stock Award, and the value of each Phantom Stock Award. In making such determinations the Board or the 2002 Plan Committee may take into account the nature of the services rendered by the respective 2002 Plan Participants, their present and potential contributions to our success and such other factors as the Board or the 2002 Plan Committee in its discretion shall deem relevant. Subject to the express provisions of the 2002 Plan, the Board or the 2002 Plan Committee is authorized to construe the 2002 Plan, to prescribe such rules and regulations relating to the 2002 Plan as it may deem advisable to carry out the 2002 Plan, and to determine the terms, restrictions and provisions of each Award, including such terms, restrictions and provisions as shall be requisite in the judgment of the Board or the 2002 Plan Committee to cause designated stock options to qualify as Incentive Stock Options, and to make all other determinations necessary or advisable for administering the 2002 Plan.

        Grant of Stock Options.    Incentive Stock Options may only be granted to employees of our Company and our affiliates. To the extent that the aggregate fair market value (determined at the time the respective Incentive Stock Option is granted) of Common Stock with respect to which Incentive Stock Options are exercisable for the first time by an individual during any calendar year (under all "incentive stock option" plans of our Company or of our parent or subsidiary corporations) exceeds $100,000, the Incentive Stock Options covering shares of Common Stock in excess of $100,000 (but not Incentive Stock Options covering Common Stock up to $100,000) shall be treated as Nonqualified Stock Options as determined by the Board or the 2002 Plan Committee. No Incentive Stock Option shall be granted to an individual if, at the time the stock option is granted, such individual owns stock possessing more than 10% of the total combined voting power of all classes of stock of our Company or of our parent or subsidiary corporation, within the meaning of Section 422(b)(6) of the Code, unless (i) at the time such stock option is granted the option price is at least 110% of the fair market value of the Common Stock subject to the stock option and (ii) such stock option is by its terms is not exercisable after the expiration of five years from the date of grant. The price at which a share of Common Stock may be purchased upon exercise of a Incentive Stock Option or a Nonqualified Stock Option shall be determined by the Board or the 2002 Plan Committee, but such purchase price shall not be less than, in the case of Incentive Stock Options, the fair market value of Common Stock subject to the stock option on the date the stock option is granted and such purchase price shall be subject to adjustment as provided in the 2002 Plan. An Award shall not be transferable otherwise than by will or the laws of descent and distribution or pursuant to a "qualified domestic relations order" as defined by the Code or Title I of the Employee Retirement Income Security Act of 1974, as amended, or the rules thereunder, and shall be exercisable, during the lifetime of the employee receiving such Awards, only by such employee or the employee's guardian or legal representative.

        Amendment and Termination.    The Board in its discretion may terminate the 2002 Plan at any time with respect to any shares for which Awards have not theretofore been granted. The Board shall have the right to alter or amend the 2002 Plan or any part thereof from time to time; provided that no change in any Award theretofore granted may be made which would impair the rights of the 2002 Plan Participant receiving such Award without the consent of such employee (unless such change is required in order to cause the benefits under the 2002 Plan to qualify as performance-based compensation within the meaning of Section 162(m) of the Code and applicable interpretive authority thereunder).

Federal Income Tax Consequences of Awards

        The following is a summary of the current federal income tax rules related to the grant and exercise of Nonqualified Stock Options, Nonqualified Stock Options with Stock Appreciation Rights, Incentive Stock Options, Incentive Stock Options with Stock Appreciation Rights, Restricted Stock Awards, and Phantom Stock Awards.

    Nonqualified Stock Options

        The tax consequences to an optionee of the initial grant of a Nonqualified Stock Option depend upon whether or not a "readily ascertainable fair market value" for the stock option is determinable at the time the option is granted. It is contemplated that the Nonqualified Stock Options will not have a readily ascertainable fair market value. Accordingly, a grantee of a Nonqualified Stock Option will not recognize taxable income on the grant of the option. Upon a grantee's exercise of a Nonqualified Stock Option, (i) the grantee will recognize ordinary income in an amount equal to the difference between the exercise price of the shares purchased pursuant to the Nonqualified Stock Option and their fair market value on the exercise date, and (ii) we will be entitled to a tax deduction in an amount equal to such difference. An optionee's tax basis in the stock acquired pursuant to the exercise of a Nonqualified Stock Option will be equal to the sum of the amount of cash paid and the amount of ordinary income recognized on such exercise. Upon the subsequent sale or disposition of shares of Common Stock, any amount received in excess of the optionee's tax basis in such shares will be treated as short-term or long-term capital gain, depending on the holding period.

    Nonqualified Stock Options with Stock Appreciation Rights

        A grant of Stock Appreciation Rights is not a taxable event. The Stock Appreciation Rights may be paid in cash or shares of Common Stock or both. If cash is given upon exercise of the Stock Appreciation Rights, the grantee will recognize ordinary income in the amount of cash received. If Common Stock is given upon the exercise of the Stock Appreciation Rights, generally the fair market value of the Common Stock will be recognized as ordinary income by the grantee (subject to potential delay in taxation in the event the Common Stock is subject to certain restrictions). We will be entitled to a tax deduction to the extent that a grantee recognizes ordinary income upon the exercise of the Stock Appreciation Rights.

    Incentive Stock Options

        A grantee of Incentive Stock Options generally does not recognize taxable income either on the date of grant or on the date of exercise. Upon the exercise of the Incentive Stock Option, however, the difference between the fair market value of the Common Stock received and the option price may be subject to the alternative minimum tax. Upon disposition of shares of Common Stock acquired from the exercise of an Incentive Stock Option, long-term capital gain or loss is generally recognized in an amount equal to the difference between the amount realized on the sale or disposition and the exercise price. However, if a grantee disposes of the shares of Common Stock within two years of the date of grant or within one year of the date of exercise, however, the grantee will recognize ordinary income equal to the lesser of (i) the amount realized at the disposition, or (ii) the difference between the fair market value of the shares of the Common Stock received on the date of exercise and the exercise price. Any remaining gain or loss is treated as a short-term or long-term capital gain or loss, depending on the period of time the shares are held. We are not entitled to a tax deduction on either exercise of an Incentive Stock Option or disposition of shares of Common Stock acquired pursuant to such exercise, except to the extent that a grantee recognizes ordinary income on the disposition of such shares.

    Incentive Stock Options with Stock Appreciation Rights

        A grant of Stock Appreciation Rights is not a taxable event. The Stock Appreciation Rights may be paid in cash or shares of Stock or both. If cash is given upon exercise of the Stock Appreciation Rights, the grantee will recognize ordinary income in the amount of cash received. If Stock is given upon the exercise of the Stock Appreciation Rights, generally the fair market value of the Common Stock will be recognized as ordinary income by the Grantee (subject to potential delay in taxation in the event the Common Stock is subject to certain restrictions).

        We will be entitled to a tax deduction to the extent that a grantee recognizes ordinary income upon the exercise of a Stock Appreciation Rights.

    Restricted Stock Awards

        The tax consequences to a recipient of Restricted Stock are governed by Section 83 of the Code. Typically, an award of Restricted Stock will be subject to a substantial risk of forfeiture and non-transferability restrictions so that there will be no tax consequences at the time of the award of Restricted Stock. However, at such time as the stock becomes transferable or is no longer subject to a substantial risk of forfeiture, then the recipient will reorganize ordinary income based on the fair market value of such stock and we will be entitled to a tax deduction in the same amount. Alternatively, a recipient can make an election under Section 83(b) of the Code within 30 days following receipt of Restricted Stock, the effect of which is to accelerate the taxable event so that the recipient will recognize ordinary income equal to the fair market value of the Restricted Stock as of the date of the award. Thereafter, a recipient will not recognize any further gain until the stock is sold. The recipient's basis in the stock will be sum of the amount paid for the stock and any amount included in income as a result of the Section 83(b) election.

    Phantom Stock Awards

        A grant of Phantom Stock is not a taxable event. At the time that the recipient is ultimately paid the amount of Phantom Stock (whether in cash or Common Stock of our Company) the Recipient will recognize ordinary income based on the value of the amount received and we will be entitled to a tax deduction in the same amount at that time.

DIRECTOR COMPENSATION

        Prior to May 2006, our non-employee directors were not compensated for their services as directors. They were, however, reimbursed for their actual expenses incurred in attending meetings of the Board. Our CEO Mr. Johnson is the only employee director and he receives no compensation in his capacity as a director. On May 17, 2006, the Board established three board committees: the Audit Committee, Compensation Committee and Corporate Governance and Nominating Committee. Gary M. Pittman was selected as chairman of the Audit Committee with Christopher M. Harte and William R. Ziegler serving as additional members. Mr. Harte was selected as chairman of the Compensation Committee with Mr. Ziegler and Mr. Pittman serving as additional members. Mr. Ziegler was selected as chairman of the Corporate Governance and Nominating Committee with Mr. Harte and Mr. Pittman serving as additional members.

        On September 6, 2006, we adopted a policy effective from May 17, 2006, under which each incumbent non-employee Director received an annual retainer of $15,000, with an additional stipend of $15,000 for the Chairman of the Board, $7,500 for the Chairman of the Audit Committee and $5,000 for the Chairman of the Compensation Committee. Each director is also entitled to receive $1,000 per Board meeting attended and $250 per committee meeting attended in person or by telephone.

        Additionally for 2006, each incumbent non-employee director was entitled to receive a one-time award of $50,000 of restricted stock based on the fair market value of our stock at the close of business on September 6, 2006. The number of shares to be issued to each director is determined by dividing $50,000 by such closing price, thus each incumbent director was awarded 3,030 shares of restricted stock. The stock grants vest over a period of three years, with equal annual vesting over that period, subject to earlier vesting in the event of death or disability of a director or a change of control transaction. The first one-third of the restricted shares vest on September 6, 2007. Going forward, the Board intends to grant future equity awards on an annual basis in an amount recommended by the Compensation Committee and approved by the full Board. Pursuant to the Board resolution authorizing this policy, the issuance to new non-employee Directors will occur automatically, and this policy will continue until amended or terminated by the Board. The value of the restricted Common Stock received by the non-employee Directors is ordinary taxable income for each recipient. There is no deferred compensation for directors.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(3)	Total ($)
William R. Ziegler	$35,500	$50,000	$85,500
Chairman of the Board; Chairman of Corporate Governance and Nominating Committee
Gary M. Pittman	$22,255	$50,000	$72,255
Chairman of Audit Committee(1)
Christopher M. Harte	$24,750	$50,000	$74,750
Chairman of Compensation Committee
Steven A. Webster, Director	$20,000	$50,000	$70,000
Robert L. Cabes, Jr., Director(2)	$3,505	$50,000	$53,505

(1)
Mr. Pittman joined the Board of Directors in May 2006.

(2)
Mr. Cabes joined the Board of Directors in November 2006 after the Annual Meeting of Stockholders. He is obligated under his employment with Avista Capital Holdings LP to transfer any remuneration he receives as a director of the company to Avista.

(3)
Each director was awarded 3,030 shares of restricted stock which was determined by dividing $50,000 by the closing price of the stock of $16.50 (post-reverse split) on September 6, 2006.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth, as of December 31, 2006, the number of shares of our common stock beneficially owned by (i) each person known by us (based on filings under Section 13(d) or 13(g) of the Exchange Act) to be the holder of more than five percent of our voting securities, (ii) each director, (iii) each executive officer, and (iv) all of our directors and officers as a group. None of the directors, nominees for director or named executive officers own any of our Series B Preferred Stock, and we are not aware of any person who owns more than five percent of our Series B Preferred Stock. Unless otherwise indicated, each holder has sole voting and investment power with respect to the shares of common stock owned by such holder.

Name and Address of Beneficial Owner or Group	Title of Class	Amount and Nature of Beneficial Ownership	Percent of Class(1)
Steven A. Webster 1000 Louisiana, Suite 1500 Houston, Texas 77002	Common	1,389,968 shares(2)(3)	24.93%
Maple Leaf Partners, L.P. 450 Laurel Street, Suite 2105 Baton Rouge, Louisiana 70801	Common	892,962 shares	15.88%
Dane Andreeff Andreeff Equity Advisor, L.L.C. 450 Laurel Street, Suite 2105 Baton Rouge, Louisiana 70801	Common	1,539,999 shares(4)	27.10%
Credit Suisse Eleven Madison Avenue New York, New York 10010	Common	597,047 shares(5)	10.77%
William R. Ziegler 230 Park Avenue, Suite 1130 New York, New York 10169	Common	915,901 shares(3)(6)	16.49%
Maple Leaf Offshore, Ltd. 450 Laurel Street, Suite 2105 Baton Rouge, Louisiana 70801	Common	590,295 shares	10.55%
Blackhawk Investors II, L.L.C. 14701 St. Mary's Lane, Suite 800 Houston, Texas 77079	Common	531,780 shares	9.59%
Avista Capital Partners GP, LLC 65 E. 55th Street, 18th Floor New York, NY 10022	Common	2,525,721 shares(7)(15)	33.14%
David A. Johnson One Riverway, Suite 2100 Houston, Texas 77056	Common	146,028 shares(11)	2.63%

Christopher M. Harte P. O. Box 696 Spicewood, Texas 78669	Common	84,043 shares(3)(9)	1.52%
Lynn A. Turner One Riverway, Suite 2100 Houston, Texas 77056	Common	63,333 shares(8)	1.13%
Michael A. Dunn One Riverway, Suite 2100 Houston, Texas 77056	Common	32,237 shares(8)(12)	0.58%
Gary M. Pittman 8110 Georgetown Pike McLean, Virginia 22102	Common	3,950 shares(3)	0.07%
M. Lee Bell One Riverway, Suite 2100 Houston, Texas 77056	Common	26,666 shares(8)(13)	0.48%
James C. White One Riverway, Suite 2100 Houston, Texas 77056	Common	26,667 shares(14)	0.48%
Robert L. Cabes, Jr. 1100 Louisiana, Suite 4600 Houston, Texas 77002	—	0 shares(16)	0.00%
All Directors and Executive Officers as a Group	Common	2,077,236 shares(10)	36.28%

(1)
These percentages are calculated on the basis of 5,543,327 shares of common stock (adjusted to give effect to the one-for-ten reverse stock split that was effective November 3, 2006), that were issued and outstanding on December 31, 2006, plus, with respect to each person, group or entity listed, such number of shares of common stock as such person or entity has the right to acquire pursuant to options, warrants, conversion privileges or other rights held by such person or entity. Certain shares are deemed beneficially owned by more than one person or entity listed in the table.

(2)
Includes (i) 547,411 shares owned of record by Mr. Webster, (ii) 531,780 shares of common stock owned of record by Blackhawk Investors II L.L.C., (iii) 79,777 shares of common stock owned of record by Somerset Capital Partners ("SCP"), since Mr. Webster is one of three general partners of SCP, (iv) 28,000 shares of common stock, assuming the exercise of warrants owned of record by Mr. Webster, (v) 110,702 shares of common stock owned of record by Kestrel Capital, L.P., since Mr. Webster is President of Peregrine Management, LLC, the sole General Partner of Kestrel Capital, L.P., (vi) 4,000 shares of common stock, assuming the exercise of the warrants owned by Kestrel Capital, L.P., and (vii) 88,298 shares of common stock owned of record by Cerrito Partners, since Mr. Webster is the Managing Partner of Cerrito Partners.

(3)
Does not include an award of 3,030 shares of restricted common stock to each director under the 2002 Stock Awards Plan on November 1, 2006.

(4)
Includes 811,784 shares owned of record by Maple Leaf Partners, L.P., (ii) 81,178 shares of common stock assuming the exercise of warrants owned of record by Maple Leaf Partners, L.P., (iii) 536,632 shares owned of record by Maple Leaf Offshore, Ltd., (iv) 53,663 shares of common stock, assuming the exercise of warrants owned by Maple Leaf Offshore, Ltd., (v) 51,584 shares owned of record by Maple Leaf Partners I, L.P. and (vi) 5,158 shares of common stock, assuming the exercise of warrants owned by Maple Leaf Partners I, L.P.

(5)
Includes (i) 476,763 shares owned of record by DLJ Investment Partners, L.P., (ii) 33,973 shares owned of record by DLJ Investment Funding, Inc., (iii) 79,248 shares owned of record by DLJ ESC II, L.P., and (iv) 7,063 shares owned of record by DLJ Investment Partners, Inc.

(6)
Includes (i) 292,344 shares owned of record by Mr. Ziegler, (ii) 531,780 shares of common stock owned of record by Blackhawk Investors II L.L.C., (iii) 79,777 shares of common stock owned of record by SCP, since Mr. Ziegler is one of three general partners of SCP, and (iv) 12,000 shares of common stock, assuming the exercise of warrants owned of record by Mr. Ziegler.

(7)
Includes (i) 412,032 shares owned of record by Avista and (ii) 27,469 shares owned of record by Avista Capital Partners (Offshore), L.P., a company whose general partner is Avista Capital Partners GP, LLC. Avista Capital Partners GP, LLC is also the general partner of Avista.

(8)
Includes vested stock options to purchase common stock held by the named executive. Does not include unvested stock options to purchase 6,667 shares of common stock included as part of a December 2005 award of 20,000 options to purchase common stock.

(9)
Includes (i) 75,298 shares of common stock owned of record by Spicewood Investment Partners 2004 L.P., of which Mr. Harte is the general partner, (ii) 4,000 shares of common stock, assuming the exercise of warrants owned of record by Spicewood Investment Partners 2004 L.P., and (iii) 4,745 shares of common stock owned of record by Spicewood Family Partners of which Mr. Harte is the general partner.

(10)
Includes an aggregate of (i) 1,894,236 issued and outstanding shares beneficially owned by the directors and executive officers as a group and (ii) 183,000 shares of common stock that such persons have the right to acquire within 60 days pursuant to options, warrants, conversion privileges or other rights held by such persons.

(11)
Includes vested stock options to purchase common stock held by the named executive. Does not include unvested stock options to purchase 8,333 shares of common stock included as part of a December 2005 award of 25,000 options to purchase common stock.

(12)
Includes vested stock options to purchase common stock held by the named executive. Does not include unvested stock options to purchase 833 shares of common stock included as part of a December 2005 award of 2,500 options to purchase common stock.

(13)
Includes vested stock options to purchase common stock held by the named executive. Does not include unvested stock options to purchase 1,667 shares of common stock included as part of a December 2005 award of 5,000 options to purchase common stock.

(14)
Includes vested stock options to purchase common stock held by the named executive. Does not include unvested stock options to purchase 13,333 shares of common stock included as part of a December 2005 award of 40,000 options to purchase common stock.

(15)
Includes 1,974,090 shares of common stock issuable upon conversion of 197,409 shares of Series B Preferred Stock held by Avista and 112,130 shares of common stock issuable upon conversion of 11,213 shares of our Series B Preferred Stock held by Avista Capital Partners (Offshore), L.P.

(16)
Mr. Cabes is an employee of Avista Capital Partners, L.P., but disclaims all rights of ownership to any capital stock held by such stockholder.

DESCRIPTION OF CERTAIN INDEBTEDNESS

Floating Rate Notes

    General

        On December 15, 2006, pursuant to a Purchase Agreement with RBC dated December 11, 2006 (the "Note Purchase Agreement"), we sold an aggregate principal amount of $110.0 million of our Floating Rate Notes. The Floating Rate Notes were guaranteed by all of our existing and future domestic restricted subsidiaries, and secured by a second priority security interest over substantially all of our and the guarantors' assets.

        We issued the Floating Rate Notes pursuant to an indenture, dated as of December 15, 2006, by and among us, the subsidiary guarantors parties thereto and Wells Fargo Bank, N.A., as trustee.

        We used a substantial portion of the net proceeds from the sale of the Floating Rate Notes to repay the outstanding principal and accrued interest of the $100.0 million in indebtedness incurred under the Credit Agreement with Avista, Avista Capital Partners (Offshore), L.P., and Royal Bank of Canada, an affiliate of RBC, one of the underwriters in this offering incurred in connection with the acquisition of Grant and its subsidiaries.

        Interest on the Floating Rate Notes accrues at a rate per annum, reset quarterly, equal to LIBOR plus 6.50% and began to accrue on December 15, 2006. Interest on the Floating Rate Notes is payable quarterly on March 15, June 15, September 15 and December 15 of each year, commencing on March 15, 2007. The Floating Rate Notes will mature on December 15, 2012. These Floating Rate Notes are our senior obligations, guaranteed by all of our existing and future domestic restricted subsidiaries, and secured by a second priority security interest over substantially all of our and the guarantors' assets. The Floating Rate Notes are effectively subordinated to all of our existing and any future first priority secured indebtedness, including indebtedness under our credit facility, to the extent of the assets of such subsidiaries. The Floating Rate Notes and the guarantees are pari passu in right of payment with any of our and the guarantors' future second priority secured indebtedness and are effectively senior in right of payment to all of our and the guarantors' existing and any future unsecured indebtedness.

        The indenture governing our Floating Rate Notes contains covenants that limit our and our restricted subsidiaries' ability to:

  •
  incur additional debt;

  •
  pay dividends or distributions on such entity's capital stock;

  •
  sell or lease to a third party the properties and assets of such entities;

  •
  sell or convey the equity interests of any of our restricted subsidiaries;

  •
  create liens;

  •
  merge or consolidate with another company; and

  •
  enter into certain transactions with affiliates.

        Events of default under the indenture governing the Floating Rate Notes include, among other things, non-payment of interest or principal, non-compliance with certain covenants, failure of a subsidiary guarantee to be held enforceable or valid in a judicial proceeding and cross-defaults under other indebtedness in the aggregate of $5 million or more. Upon an event of default under the indenture, the trustee or the holders of at least 25% in aggregate principal amount of the Floating Rate Notes then outstanding may declare the entire principal of all the Floating Rate Notes to be due and payable immediately.

        We may, at our option, (i) redeem all or part of the Floating Rate Notes, at any time during the first six months after December 15, 2006 at 103% of the principal amount thereof, plus accrued and unpaid interest or (ii) redeem up to 35% of the Floating Rate Notes, on or after June 15, 2007, and prior to December 15, 2008 at 100% of the principal amount thereof plus four times the applicable quarterly interest coupon of the Floating Rate Notes plus accrued and unpaid interest, in each case with the proceeds of this offering. In addition, we may, at our option, redeem the Floating Rate Notes on or after December 15, 2008 at fixed redemption prices.

        If we experience certain kinds of changes in control, the holders of the Floating Rate Notes may require us to repurchase all or any part of their Floating Rate Notes at 101% of their principal amount, plus accrued and unpaid interest, and liquidated damages, if any.

    Registration Rights Agreement

        We entered into a registration rights agreement, dated as of December 15, 2006 (the "Registration Rights Agreement"), with the Initial Purchaser, pursuant to which we and each of the subsidiary guarantors agreed to (i) file with the SEC a registration statement under the Securities Act, which we refer to as the exchange offer registration statement, relating to a registered exchange offer for the Floating Rate Notes and (ii) to have such exchange offer registration statement declared effective by the SEC on or prior to 270 days after December 15, 2006, or if the exchange offer is not completed, to file a shelf registration statement pursuant to Rule 415 of the Securities Act. If we fail to comply with certain of our obligations arising under the Registration Rights Agreement, we will be required to pay liquidated damages to the holders of the Floating Rate Notes in accordance with the provisions of the Registration Rights Agreement.

PNC Credit Agreement

        On December 15, 2006, we and our principal subsidiaries entered into the PNC Credit Agreement dated December 15, 2006, with PNC. Under the PNC Credit Agreement, PNC agreed to make the following credit facilities available, subject to the terms and conditions set forth in the Credit Agreement: (i) a $14.5 million revolving credit facility and (ii) a $6.5 million capital expenditures facility.

        The revolver has a maximum amount of $14.5 million based on a borrowing base of 85% of eligible domestic receivables and, at PNC's sole discretion, 85% of eligible foreign receivables up to a maximum of $10 million. Letters of credit can be funded out of the revolving facility up to a maximum of $5 million. The capital expenditures facility can be used to fund up to 90% of the cost of capital expenditures, however once borrowed, the capital expenditure facility cannot be repaid and re-borrowed. Both facilities mature on December 15, 2011. Prepayment penalties apply if the capital expenditures facility is paid before maturity: $600,000 if repaid in first twelve months, $450,000 if repaid after the first anniversary but prior to second anniversary, and $150,000 if repaid after the second anniversary and more than 30 days prior to maturity. Mandatory prepayments must be made if there is a sale of collateral (other than (i) inventory in the ordinary course of business or (ii) where the proceeds of such sale of collateral are reinvested in new collateral), a sale of equity securities (other than (x) conversion of subordinated debt to equity or

(y) where the proceeds of such sale of equity securities are used to payoff the Floating Rate Notes), or a receipt of insurance or condemnation proceeds on collateral.

        The interest rate of the credit facility can be based either on domestic prime rate or Eurodollar rates. In either case the base rate is the domestic prime rate or the Eurodollar rate, as the case may be, plus a set additional percentage that varies depending on the consolidated fixed charge coverage ratio. A fixed charge coverage ratio of less than 1.1 to 1 results in the largest margin above the base rate and a fixed charge coverage ratio of 2 to 1 or more results in the smallest margin. Domestic prime rate is the higher of PNC prime or Fed Funds Open Rate plus 0.50%. The domestic margin rates range from 0.50 to 0.0 for revolving loans and from 1.00 to 0.25 for capital expenditure loans. The Eurodollar margin rates range from 2.75 to 2.00 for revolving loans and 3.25 to 2.50 for capital expenditure loans. Interest rate margins are reset on a quarterly basis based on quarterly financials provided by the company to the lender.

        The financial covenants for the credit facility are as follows: The Company must maintain (i) a net worth (defined as assets less liabilities in accordance with U.S. GAAP) of not less than $75 million; (ii) a fixed charge coverage ratio of not less than 1.10 to 1.0; and leverage ratio of not more than 3.25 to 1.00. Other covenants for each of the obligors include: no mergers or sale of assets, no conflicting liens on the collateral, no guarantees of other indebtedness, investments are permitted as to only specified forms of investments, capital expenditures are limited to $25 million in calendar year 2006, $36.5 million in calendar year 2007, and $25 million for calendar year 2008 and beyond, no dividends can be paid other than dividends on preferred stock provided that there is no default or event of default and no event of default shall occur as a result, no additional indebtedness except as permitted by the credit facility, no changes in business activities, no changes in constituent documents, no prepayment of debt except under certain circumstances, and no change of control.

        Events of default include the following as to any obligor: nonpayment, breach of representations or warranties, non-compliance with covenants, non-stayed judgments in excess of $250,000 against an individual obligor or $500,000 in the aggregate, failure of lien priority on collateral, voluntary bankruptcy, involuntary bankruptcy not dismissed within 60 days, default in other debt or obligations, change of ownership or control, loss of necessary licenses or permits, interruption of business activities for 5 days without business interruption insurance and for 30 with business interruption insurance.

Capital Lease

        On July 25, 2006, Quantum entered into an equipment lease agreement effective July 28, 2006 with CIT Group/Equipment Financing, Inc. The parties entered into the lease with respect to the purchase of seismic data acquisition services equipment. The term of the lease is for three years, beginning on July 28, 2006 and ending on July 28, 2009, with a purchase option at the expiration of the lease term. Rentals under the lease total approximately $6.8 million and are payable in 36 equal monthly payments of $190,000. The first rental payment was due on August 28, 2006, and the remaining payments are due on the 28th of each month until paid in full. We and each of our principal subsidiaries are guarantors of Quantum's obligations under the lease. As of September 30, 2006, the principal amount outstanding under this agreement was $5.7 million.

        Our foreign subsidiaries have various other capital leases, overdraft facilities and other indebtedness in their international locations. As of September 30, 2006, the total credit limit under these agreements was approximately $10.0 million, with an aggregate outstanding amount of approximately $1.9 million.

        Our domestic subsidiaries have various other capital leases with an aggregate outstanding amount as of September 30, 2006 of approximately $400,000.

DESCRIPTION OF CAPITAL STOCK

        We are authorized to issue 100,000,000 shares of common stock, par value $.01, of which 5,543,327 shares were issued and outstanding as of January 1, 2007, and 2,500,000 shares of preferred stock, par value $10.00, 229,483 (including accrued pay-in-kind dividends) of which were issued and outstanding as of January 1, 2007. The following description of our capital stock is based on our certificate of incorporation and bylaws, as amended and currently in effect. On December 15, 2006, we issued an aggregate of 228,683 shares of our Series B Preferred Stock, $10.00 par value, pursuant to the terms of the Securities Purchase Agreement dated September 8, 2006 with Avista, an affiliate of Avista and one other institutional investor.

Common Stock

    General

        All issued and outstanding shares of common stock are fully paid and nonassessable.

    Dividend Rights/Liquidation Rights

        So long as any shares of the Series B Preferred Stock are outstanding, we may not pay or declare any dividends on the common stock unless we have paid, or at the same time pays or provides for the payment of, all accrued and unpaid dividends on the Series B Preferred Stock.

        In addition, our Floating Rate Notes and the PNC Credit Agreement restrict our ability to pay dividends on our common stock.

    Voting Rights

        The holders of common stock have full voting rights on all matters requiring stockholder action, with each share of common stock entitled to one vote.

    Cumulative Voting

        Holders of common stock are not entitled to cumulate votes in elections of directors.

    Preemptive Rights

        No stockholder has any preemptive right to subscribe to an additional issue of any stock or to any security convertible into such stock.

Preferred Stock

        Our certificate of incorporation authorizes the issuance of 2,500,000 shares of preferred stock with such designations, rights and preferences as may be determined from time to time by our board of directors. Accordingly, our board of directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, redemption, sinking fund, voting or other rights that could adversely affect the voting power or other rights of the holders of common stock. We may issue some or all of the preferred stock to effect a business combination. In addition, the preferred stock could be utilized as a method of discouraging, delaying or preventing a change in control of us.

Series B Preferred Stock

        In connection with the repayment of our $55.0 million subordinated loan, we issued 228,683 shares of our Series B Preferred Stock, which are described below.

    Dividend Rights

        Each holder of Series B Preferred Stock is entitled to receive cumulative dividends at the rate of 8.0% per annum on the liquidation preference of $250.00 per share, compounded quarterly. At our option, such dividends may be paid in additional shares of Series B Preferred Stock, instead of cash, on any dividend payment date through October 31, 2011. After such date, all dividends shall be paid in cash when, and if declared.

    Liquidation Rights

        Each holder of Series B Preferred Stock, in the event of our liquidation, will be entitled to a preference over the holders of shares of common stock, equal to $250.00 per share, subject to certain adjustments, plus any accrued but unpaid dividends.

    Redemption Rights

        At any time after March 31, 2014, the holders of not less than a majority of the shares of Series B Preferred Stock then outstanding may require upon written notice to the Company to redeem all of the outstanding shares of Series B Preferred Stock, in cash, at a price equal to $250.00 per share, plus any accrued but unpaid dividends ("Redemption Price").

    Conversion Rights

        Each share of Series B Preferred Stock is initially convertible into 10 shares of the Company's common stock at the option of the holder. The number of shares of common stock into which each share of Series B Preferred Stock can be converted is subject to adjustment, from time to time, on the terms described in our certificate of incorporation.

        At our option, each share of Series B Preferred Stock is convertible into shares of common stock, immediately upon the sale of common stock at a price per share yielding net proceeds to us of not less then $35.00 per share in an underwritten public offering pursuant to an effective registration statement under the Securities Act, which provides net proceeds to us and the selling stockholder, if any, of not less than $75,000,000.

    Voting Rights

        So long as at least 55,000 shares of Series B Preferred Stock are outstanding, the consent of the holders of a majority of our Series B Preferred Stock will be required to, among other things, make any material change to our certificate of incorporation or by-laws, declare a dividend on our common stock, increase or decrease the size of our board of directors or enter into a business combination.

        So long as at least 55,000 shares of Series B Preferred Stock are outstanding, the holders of the Series B Preferred Stock are entitled to nominate and elect one member of the board of directors at each regularly scheduled stockholders' meeting which is called for the purpose of electing members of the board of directors.

    Preemptive Rights

        If we authorize the issuance and sale of additional shares of our common stock other than pursuant to an underwritten public offering registered under the Securities Act, or for non-cash consideration pursuant to a merger or consolidation approved by our board of directors, we must first offer in writing to sell to each holder of our Series B Preferred Stock an equivalent pro rata portion of the securities being issued.

Shares Eligible for Future Sale

        Sales of substantial amounts of shares of common stock in the public market could have an adverse effect on the market value of our common stock. With the exception of certain shares issued in connection with acquisitions consummated during the past year, substantially all outstanding shares of our common stock are either freely tradable or tradable pursuant to Rule 144 or pursuant to the registration statement described below.

        As of September 30, 2006, we had 502,512 shares of common stock currently issuable upon the exercise of outstanding options with a weighted average exercise price of $6.80 per share. In addition, as of September 30, 2006, we had reserved 275,605 shares of common stock for issuance upon the exercise of outstanding warrants with a weighted average exercise price of $19.92 per share. As of the same date, we also had 187,870 shares of restricted stock.

        We have an effective registration statement with the SEC registering the resale of approximately 940,000 shares of our currently outstanding common stock. Also, pursuant to Rule 144, shares of our common stock that have been held for at least one year may generally be sold in brokers transactions, provided that the amount of shares sold by any stockholder (and the stockholder's transferees under certain circumstances) in any three-month period does not exceed the greater of 1% of the outstanding stock or the four-week average weekly trading volume of the common stock. Such sales may be effected provided the requirements of Rule 144 are met, including the requirement that at the time of the sale we have filed all reports required to be filed under the Exchange Act. Pursuant to Rule 144, shares of our common stock that have been held by persons who are not our affiliates for at least two years may generally be sold without restriction under Rule 144.

Delaware Anti-Takeover Law and Charter and By-Law Provisions

        We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination or the transaction by which the person became an interested stockholder is approved by the corporation's board of directors and/or stockholders in a prescribed manner or the person owns at least 85% of the corporation's outstanding voting stock after giving effect to the transaction in which the person became an interested stockholder. The term "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation's voting stock. A Delaware corporation may "opt out" from the application of Section 203 through a provision in its certificate of incorporation or by-laws. We have not "opted out" from the application of Section 203.

        Under our certificate of incorporation and by-laws, our board of directors is not divided into classes. Each of our directors serves for a term of one year. Any vacancies on the board of directors shall be filled by vote of the board of directors until the next meeting of stockholders when the election of directors is in the regular course of business, and until a successor has been duly elected and qualified. In case of any vacancy, such vacancy may be filled by the directors by majority vote of the directors remaining on the whole board of directors.

        The foregoing provisions of our certificate of incorporation and by-laws and the provisions of Section 203 of the Delaware General Corporation Law could have the effect of delaying, deferring or preventing a change of control of our company.

Liability and Indemnification of Officers and Directors

        Our certificate of incorporation provides that our directors will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of a director's duty of loyalty to us or our stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) under Section 174 of the Delaware General Corporation Law, or (4) for any transaction from which the director derives an improper personal benefit. Our certificate of incorporation and by-laws also contain provisions to indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law.

UNDERWRITING

        We are offering shares of our common stock under the terms of this prospectus through several underwriters, for whom RBC is acting as the representative. We plan to enter into a firm commitment underwriting agreement with RBC, as representative of the several underwriters. Subject to the terms and conditions of the underwriting agreement, we plan to agree to sell to the underwriters, and each underwriter plans to agree to purchase, the respective number of shares of common stock listed next to its name in the following table.

Underwriter	Number of Shares
RBC Capital Markets Corporation
Total	2,000,000

        The underwriting agreement will provide that the obligations of the several underwriters to purchase the shares included in this offering is subject to approval of legal matters by counsel and to other conditions. The underwriters will be obligated to purchase all of the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

        The underwriting agreement will provide that the underwriters will purchase the shares of common stock from us at the public offering price shown on the cover page of this prospectus less the underwriting discount shown on the cover page of this prospectus. The underwriters may allow a concession of not more than $        per share to selected dealers. The underwriters may also allow, and those dealers may re-allow, a concession of no more than $        per share to some other dealers. If all the shares are not sold at the public offering price, the underwriters may change the public offering price and the other selling terms. The common stock is offered subject to a number of conditions.

        The following table summarizes the underwriting discounts the underwriters are to receive on a per share basis and in total from us. The information is presented assuming either no exercise or full exercise of the underwriters' option to purchase additional shares of stock to cover over-allotments.

Total
	Per Share	Without Option	With Option
Underwriting discount paid by us

        We estimate that the total expenses of this offering will be approximately $500,000, excluding underwriters' discounts. We will pay all expenses associated with this offering.

        The underwriters propose to offer the shares of our common stock to the public at the offering price set forth on the cover page of this prospectus. After the offering, the underwriters may change the offering price and other selling terms. The underwriters reserve the right to reject an order for the purchase of shares, in whole or in part.

        We intend to grant to the underwriters the option, exercisable for thirty (30) days from the date of this prospectus, to purchase up to 300,000 additional shares of common stock at the price set forth on the cover of this prospectus. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with the offering. If any additional shares are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

        Upon or prior to execution of the underwriting agreement, we and each of our executive officers and directors will have agreed that none of us will issue, sell, transfer or dispose of any shares of our common stock or securities convertible into or exercisable for any shares of our common stock, without the prior written consent of RBC for a period of ninety (90) days after the date of the underwriting agreement, other than in this offering in accordance with the terms of the underwriting agreement. If we issue an earnings release or material news, or a material event relating to us occurs, during the last 17 days of the 90-day lock-up period, or if, prior to the expiration of the 90-day lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day lock-up period, the restrictions imposed by these lock-up agreements may be extended until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event for all such shares.

        We intend to list our shares of common stock on a national exchange or market.

        In connection with this offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions in accordance with Regulation M. Short sales involve syndicate sales of shares in excess of the number of shares to be purchased by the underwriters in this offering, which creates a syndicate short position. "Covered" short sales are sales made in an amount up to the number of shares represented by the underwriters' over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which the underwriters may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short position involve either purchases in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make "naked" short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for, or purchases of, shares in the open market while the offering is in progress, subject to a specified maximum price.

        Any of these activities may have the effect of preventing or retarding a decline in the market price of our common stock. They may also cause the price of the shares of our common stock to be higher than the price that would otherwise exist on the open market in the absence of these transactions. The underwriters may conduct these transactions on a national exchange, market or otherwise. If the underwriters commence any of these transactions, it may discontinue them at any time.

        We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

        The underwriters and their affiliates have provided in the past, and may provide in the future, investment banking, commercial lending and financial advisory services to us for which they have received, or will receive, customary fees.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement under the Securities Act, with respect to the shares of our common stock offered by this prospectus. This prospectus, filed as a part of the registration statement, does not contain all the information set forth in the registration statement or the exhibits and schedules thereto as permitted by the rules and regulations of the SEC. For further information about us and our common stock, you should refer to the registration statement. This prospectus summarizes provisions that we consider material of certain contracts and other documents to which we refer you. Because the summaries may not contain all the information that you may find important, you should review the full text of those documents. We have included copies of those documents as exhibits to the registration statement.

        We file annual, quarterly, and other reports, proxy statements and other information with the SEC under the Exchange Act. You may read any materials we file with the SEC, including the registration statement and the exhibits thereto, at the SEC's Public Reference Room at 100 F Street, N.E., Washington, DC 20549. Copies of all or any portion of such materials can be obtained from the Public Reference Room upon payment of prescribed fees. Please call the SEC at 800-SEC-0330 for further information about the Public Reference Room. Our SEC filings are also available to the public through the SEC's website at http://www.sec.gov. General information about us, including our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, as well as any amendments and exhibits to those reports, are available free of charge through our website at http://www.geokinetics.com as soon as reasonably practicable after we file them with, or furnish them to, the SEC. Information on our website is not incorporated into this prospectus or the registration statement of which it forms a part.

Geokinetics Inc.
One Riverway, Suite 2100
Houston, Texas 77056
(713) 850-7600
Attn: Corporate Secretary

LEGAL MATTERS

        The validity of the common stock offered hereby will be passed upon for us by Chamberlain, Hrdlicka, White, Williams & Martin, Houston, Texas, our counsel. Shearman & Sterling LLP, New York, New York, will pass upon legal matters on behalf of the underwriters.

EXPERTS

        The financial statements for Geokinetics Inc. as of December 31, 2005 and 2004 and for each of the years in the three year period ended December 31, 2005 included in this prospectus and registration statement have been so included in reliance on the report of Fitts, Roberts & Co., P.C., an independent registered public accounting firm, given on the authority of such firm as experts in auditing and accounting.

        The consolidated financial statements for Trace Energy Services Ltd. as of December 31, 2004 and 2003 and for each of the three years in the three year period ended December 31, 2004 included in this prospectus and registration statement have been included in reliance on the report of KPMG LLP, an independent registered public accounting firm, appearing elsewhere herein, upon the authority of said firm as experts in auditing and accounting.

        The consolidated balance sheets of Grant Geophysical, Inc. and its subsidiaries as of December 31, 2005 and 2004 and the related consolidated statement of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2005 included in this prospectus and registration statement have been so included in reliance on the report of UHY Mann Frankfort Stein & Lipp CPAs, LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere in this prospectus, and are included herein in reliance upon such report given upon the authority of such firm as experts in auditing and accounting.

INDEX TO FINANCIAL STATEMENTS

GEOKINETICS INC.
Report of Independent Registered Public Accounting Firms	F-2
Consolidated Balance Sheets as of December 31, 2005 and 2004	F-3
Consolidated Statements of Operations for the Years Ended December 31, 2005, 2004 and 2003	F-5
Consolidated Statements of Stockholders' Deficit for the Years Ended December 31, 2005, 2004 and 2003	F-6
Consolidated Statements of Cash Flows for the Years Ended December 31, 2005, 2004 and 2003	F-7
Notes to Consolidated Financial Statements	F-8
Consolidated Balance Sheets as of September 30, 2006 and December 31, 2005 (Unaudited)	F-37
Consolidated Statements of Operations for the Nine Months Ended September 30, 2006 and 2005 and for the Three Months Ended September 30, 2006 and 2005 (Unaudited)	F-39
Consolidated Statement of Cash Flows for the Nine Months Ended September 30, 2006 and 2005 (Unaudited)	F-40
Notes to the Consolidated Financial Statements (Unaudited)	F-41
GRANT GEOPHYSICAL, INC.
Independent Auditors' Report	F-55
Consolidated Balance Sheets as of December 31, 2005 and 2004	F-56
Consolidated Statements of Operations for the Years Ended December 31, 2005, 2004 and 2003	F-57
Consolidated Statements of Stockholders' Equity for the Years Ended December 31, 2005, 2004 and 2003	F-58
Consolidated Statements of Cash Flows for the Years Ended December 31, 2005, 2004 and 2003	F-59
Notes to Consolidated Financial Statements	F-60
Condensed Consolidated Balance Sheets as of June 30, 2006 and December 31, 2005	F-70
Condensed Consolidated Statements of Income for the Six Months Ended June 30, 2006 and 2005	F-71
Condensed Consolidated Statements of Stockholders' Equity for the Six Months Ended June 30, 2006	F-72
Condensed Consolidated Statements of Cash Flows for the Six Months Ended June 30, 2006 and 2005	F-73
Notes to Condensed Consolidated Financial Statements	F-74
TRACE ENERGY SERVICES LTD.
Reports of Independent Registered Public Accounting Firm	F-76
Consolidated Balance Sheets as of December 31, 2004 and 2003 and September 30, 2005	F-78
Consolidated Statements of Operations and Deficit for the Years Ended December 31, 2004, 2003 and 2002 and for the Nine Months Ended September 30, 2005 and 2004	F-79
Consolidated Statements of Cash Flows for the Years Ended December 31, 2004, 2003 and 2002 and for the Nine Months Ended September 30, 2005 and 2004	F-80
Notes to Consolidated Financial Statements	F-82

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Geokinetics Inc. and Subsidiaries
Houston, Texas

        We have audited the accompanying consolidated balance sheets of Geokinetics Inc. and Subsidiaries as of December 31, 2005 and 2004, and the related statements of operations, stockholders' equity and other comprehensive loss and cash flows for each of the years in the three year period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards of the Public Company Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Geokinetics Inc. and Subsidiaries as of December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2005 in conformity with U.S. generally accepted accounting principles.

Houston, Texas
April 17, 2006, except for paragraph 4 of Note 1, for which the date is June 8, 2006 and paragraph 7 of Note 9, for which the date is July 19, 2006
/s/ Fitts Roberts & Co., P.C.

GEOKINETICS INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 2005 and 2004

ASSETS

	2005	2004
CURRENT ASSETS
Cash	$11,000,867	$2,399,927
Accounts receivable — trade, net	16,416,520	4,960,646
Accounts receivable — officers and employees	10,413	9,176
Work in progress	5,950,971	1,214,722
Prepaid expenses	1,238,714	373,622
Deferred charges	739,469	115,911
Income tax recoverable	169,381	—

Total Current Assets	35,526,335	9,074,004

PROPERTY AND EQUIPMENT, net	35,082,700	2,246,560

OTHER ASSETS
Goodwill	2,699,000	—
Other intangible assets	1,184,632	—
Restricted investments	184,754	210,407
Deposits and other assets	45,584	45,583

Total Other Assets	4,113,970	255,990

TOTAL ASSETS	$74,723,005	$11,576,554

The Accompanying Notes Are An Integral Part of These Consolidated Financial Statements

LIABILITIES AND STOCKHOLDERS' DEFICIT

	2005	2004
CURRENT LIABILITIES
Current maturities of long-term debt	$2,811,754	$685,052
Bank revolver	3,192,341	—
Current portion of GeoLease liability	—	1,072,495
Current portion of capital leases	2,649,101	237,313
Accounts payable — trade	12,538,921	2,307,907
Accrued liabilities	8,301,112	1,387,414
Notes payable	424,726	283,190
Customer deposit	375,000	—
Advances for lease bank	—	100,000
Deferred revenue	2,831,172	2,427,269
Due to officers and stockholders	552,373	552,373

Total Current Liabilities	33,676,500	9,053,013
LONG-TERM DEBT, net of current maturities	4,270,675	181,834
GEOLEASE LIABILITY, long-term	—	2,256,057
DEFERRED INCOME TAX	1,676,487	—
OTHER LIABILITIES
Warrant liability	6,574,925	—
Non current portion of capital leases	4,025,965	66,193

Total Other Liabilities	10,600,890	66,193

TOTAL LIABILITIES	50,224,552	11,557,097

REDEEMABLE PREFERRED STOCK
Series A, $10.00 par value, 100,000 shares authorized no shares issued and outstanding at December 31, 2005 and 8,333 shares issued and outstanding at December 31, 2004	—	2,397,843
TEMPORARY EQUITY
Unregistered common stock, $.01 par value, 24,670,000 shares issued and outstanding	25,648,458	—
STOCKHOLDERS' DEFICIT
Common stock, $.01 par value, 100,000,000 shares authorized, 53,503,093 issued and outstanding (including 24,670,000 unregistered) at December 31, 2005 and 18,992,113 shares issued and outstanding at December 31, 2004	535,032	189,922
Additional paid-in capital	38,588,260	35,770,031
Other comprehensive (loss)	(13,441)	—
Retained deficit	(40,259,856)	(38,338,339)

TOTAL STOCKHOLDERS' DEFICIT	(1,150,005)	(2,378,386)

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$74,723,005	$11,576,554

The Accompanying Notes Are An Integral Part of These Consolidated Financial Statements

GEOKINETICS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2005	2004	2003
REVENUES
Seismic revenue	$58,177,257	$39,469,562	$32,289,682
Data processing revenue	3,997,774	3,675,268	3,659,208

Total Revenues	62,175,031	43,144,830	35,948,890
EXPENSES
Seismic operating expenses	51,017,017	34,342,843	26,059,055
Data processing expenses	6,334,753	5,619,319	3,966,388
General and administrative	3,405,682	2,358,430	2,273,875
Depreciation and amortization	1,481,057	850,705	1,793,813

Total Expenses	62,238,509	43,171,297	34,093,131
Income (Loss) From Operations	(63,478)	(26,467)	1,855,759
OTHER INCOME (EXPENSE)
Interest income	115,924	26,218	17,678
Interest expense	(473,729)	(441,097)	(3,841,656)
Warrant expense	(1,385,883)	—	—
Other expense	(62,993)	—	—

Total Other Expense	(1,806,681)	(414,879)	(3,823,978)
GAIN ON FINANCIAL RESTRUCTURE	—	—	83,830,575

Income (Loss) Before Income Tax	(1,870,159)	(441,346)	81,862,356
PROVISION FOR INCOME TAX	(51,358)	—	—

NET INCOME (LOSS)	(1,921,517)	(441,346)	81,862,356
RETURNS TO PREFERRED STOCKHOLDERS
Beneficial conversion charge	—	(2,499,900)	—
Preferred stock dividend and accretion of costs	(159,220)	(14,475)	—

INCOME (LOSS) APPLICABLE TO COMMON STOCKHOLDERS	$(2,080,737)	$(2,955,721)	$81,862,356

NET INCOME (LOSS) PER COMMON SHARE
Basic	$(.09)	$(.16)	$4.31
Diluted	$(.09)	$(.16)	$4.31

Weighted average common shares outstanding	21,823,500	18,992,113	18,992,113

The Accompanying Notes Are An Integral Part of These Consolidated Financial Statements

GEOKINETICS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT

December 31, 2005 and 2004 and 2003

	Stockholders' Deficit
	Common Shares Issued	Common Stock	Additional Paid-In Capital	Treasury Stock	Retained Deficit	Other Comprehensive Loss	Total
Balance at December 31, 2002	18,992,156	$193,672	$33,019,248	$(142,500)	$(119,759,349)	$—	$(86,688,929)
Reverse Stock Split	(18,802,277)	(188,022)	188,022	—	—	—	—

Balance at December 31, 2002 (As Restated)	189,879	5,650	33,207,270	(142,500)	(119,759,349)	—	(86,688,929)
Retire Treasury Stock	—	(3,750)	(138,750)	142,500	—	—	—
Shares issued in private placement and debt restructuring	18,802,234	188,022	3,311,978	—	—	—	3,500,000
Costs of Sale of Securities	—	—	(595,992)	—	—	—	(595,992)
Net Income	—	—	—	—	81,862,356	—	81,862,356

Balance at December 31, 2003	18,992,113	189,922	35,784,506	—	(37,896,993)	—	(1,922,565)

Value Attributable to the Beneficial Conversion Feature of the Redeemable Preferred Stock	—	—	2,499,900	—	—	—	2,499,900
Effect of Beneficial Conversion Feature Charge	—	—	(2,499,900)	—	—	—	(2,499,900)
Accretion of Preferred Issuance Costs	—	—	(1,975)	—	—	—	(1,975)
Accrual of Preferred Dividend	—	—	(12,500)	—	—	—	(12,500)
Net Loss	—	—	—	—	(441,346)	—	(441,346)

Balance at December 31, 2004	18,992,113	189,922	35,770,031	—	(38,338,339)	—	(2,378,386)

Exercise of Options	8,000	80	4,080	—	—	—	4,160
Sale of Securities	24,670,000	246,700	25,401,758	—	—	—	25,648,458
Temporary Equity Classification(a)	—	—	(25,648,458)	—	—	—	(25,648,458)
Purchase of Trace	1,000,000	10,000	2,090,000	—	—	—	2,100,000
Costs of Sale of Securities	—	—	(1,860,696)	—	—	—	(1,860,696)
Conversion of Preferred Stock	8,832,980	88,330	2,468,733	—	—	—	2,557,063
Stock Based Compensation	—	—	522,031	—	—	—	522,031
Accretion of Preferred Issuance Costs	—	—	(21,725)	—	—	—	(21,725)
Accrual of Preferred Dividend	—	—	(137,494)	—	—	—	(137,494)
Foreign Exchange Loss	—	—	—	—	—	(13,441)	(13,441)
Net Loss	—	—	—	—	(1,921,517)	—	(1,921,517)

Balance at December 31, 2005	53,503,093	$535,032	$38,588,260	$—	$(40,259,856)	$(13,441)	$(1,150,005)

(a)
See Note 9, Unregistered Common Stock and Warrants, for a further explanation of the Temporary Equity Classification.

The Accompanying Notes Are An Integral Part of These Consolidated Financial Statements

GEOKINETICS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	2005	2004	2003
OPERATING ACTIVITIES
Net Income (Loss)	$(1,921,517)	$(441,346)	$81,862,356
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation and amortization	1,481,057	850,705	1,793,813
Other comprehensive income	(42,021)	—	—
Warrant expense, increase in fair value of warrants	1,385,883	—	—
Stock based compensation	522,031	—	—
Gain on financial restructuring	—	—	(83,830,575)
Changes in operating assets and liabilities
Accounts receivable and work in progress	(8,106,553)	91,185	(4,748,295)
Prepaid expenses and other assets	(71,167)	47,532	(20,518)
Accounts payable	4,833,878	(2,792,234)	2,830,914
Accrued liabilities and deferred revenue	2,645,671	(306,403)	5,634,103

Net Cash Provided (Used) in Operating Activities	727,262	(2,550,561)	3,521,798
INVESTING ACTIVITIES
Purchase of capital assets	(578,965)	(798,450)	(972,529)
Purchase of Trace Energy Services Ltd., net of cash acquired of $3,020,288	(14,341,651)	—	—
Down payments on capital leases	(463,691)	(6,086)	(5,907)

Net Cash (Used) by Investing Activities	(15,384,307)	(804,536)	(978,436)
FINANCING ACTIVITIES
Proceeds from issuance of debt	2,243,545	807,474	732,367
Proceeds from private placements, net of $1,860,696 cost in 2005, net of $116,532 cost in 2004 and net of $595,992 cost in 2003	29,279,563	2,383,368	2,904,007
Proceeds from exercise of options	4,160	—	—
Principal payments on notes payable	(1,404,215)	(1,293,957)	(1,274,080)
Payments on restructuring of GeoLease liability	—	—	(1,898,800)
Principal payments on GeoLease liability	(3,583,426)	(841,940)	—
Payments on capital leases	(3,281,642)	(357,813)	(365,590)

Net Cash Provided by Financing Activities	23,257,985	697,132	97,904

NET INCREASE (DECREASE) IN CASH	8,600,940	(2,657,965)	2,641,266
CASH, beginning of year	2,399,927	5,057,892	2,416,626

CASH, end of year	$11,000,867	$2,399,927	$5,057,892

SUPPLEMENTAL DISCLOSURES RELATED TO CASH FLOWS:
Interest of $473,729, $441,097 and $202,064 was paid in 2005, 2004 and 2003, respectively
Equipment totaling $4,006,763, $383,134 and $210,620 was acquired in 2005, 2004 and 2003, respectively, through the issuance of capital leases

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Nature of the Organization

        Geokinetics Inc., a Delaware corporation, founded in 1980 (the "Company"), is based in Houston, Texas. The Company is a technologically advanced provider of three-dimensional ("3-D") seismic acquisition services to the U.S. and Canadian land-based oil and gas industry and seismic data processing services to clients involved in both on-shore and off-shore operations on a worldwide basis. Through equipment purchases and acquisition of other companies, the Company currently has the capability of operating up to nine seismic crews in the Rocky Mountain region, on the Gulf Coast and in Canada.

    Principles of Consolidation

        The consolidated financial statements include the accounts of Geokinetics Inc. and its wholly-owned subsidiaries, Trace Energy Services Ltd. (Trace), Quantum Geophysical, Inc. (Quantum), Quantum Geophysical Services, Inc. (QGS) and Geophysical Development Corporation (GDC). All inter-company items and transactions have been eliminated in the consolidation.

    Basis of Accounting

        The consolidated financial statements of the Company have been prepared on the accrual basis of accounting and, accordingly, reflect all significant receivables, payables and other liabilities.

    Reclassifications and Additional Disclosures

        The Company's financial statements, as previously filed, have been revised to include certain additional disclosures in notes 1, 9, 10, 11, 13 and 18, and Note 7 has been added to the financial statements. In addition, the following reclassifications have been made to the financial statements:

  1)
  A reclassification has been made to reduce additional paid-in capital and increase common stock by $246,700 at December 31, 2005.

  2)
  The Consolidated Statement of Stockholder's Deficit has been revised to reflect the reclassification set forth in 1 above and to reflect additional information regarding the 2005 reverse stock split and the 2005 temporary equity classification.

  3)
  The cash acquired in the Trace acquisition, $3,020,288, is removed as a line item and netted from investing activity in the Consolidated Statement of Cash Flows.

        These reclassifications had no effect on the Company's net loss at December 31, 2005.

    Use of Estimates in Preparing Consolidated Financial Statements

        Management uses estimates and assumptions in preparing consolidated financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect amounts reported in these financial statements and accompanying notes. The more significant areas requiring the use of management estimates relate to the percentage of work completed in determining work in process, evaluating the outcome of uncertainties involving claims against or on behalf of the Company, useful lives for depreciation and amortization, cash flow projections and fair values used in the determination of asset impairment. Actual results could differ materially from these estimates.

    Fair Values of Financial Instruments

        The Company's financial instruments consist of cash, accounts receivable, accounts payable, notes payable, warrants, the GeoLease liability and redeemable preferred stock. The carrying amounts reported in the consolidated balance sheets for cash, accounts receivable and accounts payable approximate fair values due to the short maturity of those instruments. The carrying amount of debt reported in the consolidated balance sheets approximates fair value because, in general, the interest on the underlying instruments approximates market rates.

    Revenue Recognition and Work in Progress

        The Company's services are provided under contracts which are subject to cancellation. The Company typically provides its services under turnkey or term contracts. The Company begins to recognize revenue at the commencement of seismic acquisition or data processing operations. Under turnkey contracts, revenue is recognized based on the percentage of completion of each phase of a project utilizing the units-of-work-performed method. Under term agreements, revenue is recognized based on a per unit of time worked rate, as services are preformed. If a contract is cancelled, the Company recognizes revenue and bills the customer for work performed up to the date of cancellation. The Company's turnkey or term contracts do not contain cancellation provisions which would prevent the Company from being compensated for work performed prior to cancellation due to milestones not being met or work not being performed within a particular timeframe. The Company has no revenue sharing arrangements.

        In some instances, customers are billed in advance of work performed and the Company recognizes the liability as deferred revenue. Specifically, in instances where the Company has received fees from customers during mobilization, these amounts are recorded as deferred revenue.

        The Company also receives reimbursements for certain third party costs under the terms of its customer contracts. Amounts billed to customers are recorded in revenue at the gross amount, including third party costs which are reimbursed by the client.

    Property and Equipment

        Property and equipment are recorded at cost. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the respective assets. Repairs and maintenance, which are not considered betterments and do not extend the useful life of property, are charged to expense as incurred. When property and equipment are retired or otherwise disposed of, the asset and accumulated depreciation are removed from the accounts and the resulting gain or loss is reflected in income. During 2005, the Company revised its estimated lives and residual values as discussed in Note 2.

    Goodwill and Impairment of Long-Lived Assets

        Goodwill is the excess of the acquisition cost of businesses over the fair value of the identifiable net assets acquired. Effective January 1, 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets" and, as required, the Company no longer amortizes goodwill on acquired intangible assets which the Company has determined have an indefinite life. These assets are reviewed annually (or more frequently under various conditions) for impairment using a fair value approach. Intangible assets that do not have indefinite lives are amortized over their useful lives and reviewed for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Prior to the Company's Trace acquisition, the Company's goodwill and other intangible assets had been fully impaired in prior years.

    Restricted Investments

        Restricted investments represent investments carried at cost, which approximates market. Such investments represent amounts of certificates of deposit or other deposit accounts required by various state and federal agencies in connection with the performance of field operations by the Company and its subsidiaries. The amount of restricted investments was $184,754 and $210,407 at December 31, 2005 and 2004, respectively.

    Cash Equivalents

        For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

        There were no cash equivalents at December 31, 2005 or 2004.

    Income Tax

        The Company follows Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements or tax returns. Under this method, deferred tax assets and liabilities are computed using the liability method based on the differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

        Deferred income tax is provided in the accompanying consolidated financial statements as a result of differences related to timing differences in reporting of depreciation and depletion for income tax purposes and consolidated financial statement purposes.

        A valuation allowance account is maintained to estimate the amount of net operating loss carryforwards and tax credit carryforwards which the Company may not be able to use as a result of the expiration of maximum carryover periods allowed under Internal Revenue tax codes.

    Income (Loss) Per Common Share

        Basic income and loss per common share is computed based on the weighted average number of common shares outstanding during the respective years. Stock options, stock warrants and convertible preferred stock are included in the calculation of diluted income per common share. The calculation of diluted loss per common share at December 31, 2004 and 2005, respectively, excludes options to purchase 931,849 shares and 5,245,122 shares of common stock, warrants to purchase 10,050 shares and 2,756,050 shares of common stock and preferred stock convertible into 8,333,000 shares and 0 shares of common stock because the effect would be anti-dilutive.

    Stock-Based Compensation

        As permitted under generally accepted accounting principles, stock-based awards granted to employees are accounted for following APB 25. Outlined below are pro forma results had compensation costs for the Company's stock-based compensation plans been determined based on the fair value approach of SFAS 123.

        The weighted average fair value of options granted during 2005 is $1.86. The weighted average fair value of options granted during 2004 was $0.58 and $0.16 during 2003. The fair value of each option granted is estimated on the date of grant, using the Black-Scholes option pricing model. The model assumed expected volatility of 159% and risk-free interest rate of 4.44% in 2005, volatility of 125% and risk-free interest rate of 3.97% in 2004 and volatility of 125% and risk free interest rate of 4.3% in 2003. As the Company has not declared dividends since it became a public entity, no dividend yield was used. The expected life of the options granted is a weighted average of 6.2 years for 2005 and 10 years for 2004 and 2003.

        The following table reflects pro forma net income (loss) and earnings (loss) per share had the Company elected to adopt the fair value approach of SFAS 123:

	December 31, 2005	December 31, 2004	December 31, 2003
Net income (loss) applicable to common stockholders, as reported	$(2,080,737)	$(2,955,721)	$81,862,356
Plus stock-based compensation expense, as reported, net of tax	522,031	—	—
Less stock-based compensation expense determined under the fair value method, net of tax	(1,435,257)	(200,351)	(43,959)

Pro forma net income (loss)	$(2,993,963)	$(3,156,072)	$81,818,397

Basic and Diluted Income (Loss) per common share:
As reported	(0.09)	(0.16)	4.31
Pro forma	(0.14)	(0.17)	4.31

        In December 2004, the Financial Accounting Standards Board ("FASB") published FASB Statement No. 123 (revised 2004), Share-Based Payment ("FAS 123(R)" or the "Statement").

FAS 123(R) requires that the compensation cost relating to share-based payment transactions, including grants of employee stock options, be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. FAS 123(R) covers a wide range of share-based compensation arrangements including stock options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. FAS 123(R) is a replacement of FASB Statement No. 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related interpretive guidance.

        The effect of the Statement will be to require entities to measure the cost of employee services received in exchange for stock options based on the grant-date fair value of the award, and to recognize the cost over the period the employee is required to provide services for the award. FAS 123(R) permits entities to use any option-pricing model that meets the fair value objective in the Statement.

        FAS 123(R) allows two methods for determining the effects of the transition: the modified prospective transition method and the modified retrospective method of transition. Under the modified prospective transition method, an entity would use the fair value based accounting method for all employee awards granted, modified, or settled after the effective date. As of the effective date, compensation cost related to the nonvested portion of awards outstanding as of that date would be based on the grant-date fair value of those awards as calculated under the original provisions of Statement No. 123; that is, an entity would not remeasure the grant-date fair value estimate of the unvested portion of awards granted prior to the effective date of FAS 123(R). An entity will have the further option to either apply the Statement to only the quarters in the period of adoption and subsequent periods, or apply the Statement to all quarters in the fiscal year of adoption. Under the modified retrospective method of transition, an entity would revise its previously issued financial statements to recognize employee compensation cost for prior periods presented in accordance with the original provisions of Statement No. 123.

        The Company adopted FAS 123(R) on a prospective basis beginning January 1, 2006 for stock-based compensation awards granted after that date and for unvested awards outstanding at that date using the modified prospective transition method. The Company recognizes the fair value of stock-based compensation awards as compensation expenses in its statement of operations on a straight line basis over the vesting period.

    Research and Development Costs

        Research and Development costs are expensed as incurred as data processing expenses and totaled approximately $1,057,000 for 2005, approximately $568,000 for 2004 and approximately $500,000 for 2003.

NOTE 2.    PROPERTY AND EQUIPMENT

        The Company reviews the useful life and residual values of its property and equipment on an ongoing basis considering events or changes in circumstances. Based on information obtained in relation to the acquisition of Trace, effective December 1, 2005, the Company revised the estimated lives assigned its seismic field operating equipment from five to ten years. It also revised its estimate of residual values on this equipment from zero to ten percent (in instances where the remaining book value was equal to or above ten percent). This change in estimate did not have a material impact on the December 31, 2005 financial statements. The change resulted in approximately $21.3 million in assets acquired in the Trace acquisition and $3.4 million in assets previously held by Geokinetics being assigned a residual value of approximately $2.5 million which will not be depreciated. The above assets will be depreciated over an average of seven to ten years.

        A summary of property and equipment follows:

	Estimated Useful Life	December 31, 2005	December 31, 2004
Field operating equipment	3-10 years	$47,795,081	$16,377,818
Vehicles	3-5 years	2,179,187	385,414
Buildings and improvements	6-39 years	812,759	289,864
Software	3-5 years	1,081,377	1,056,221
Data processing equipment	5 years	4,100,377	3,664,212
Furniture and equipment	3-7 years	331,285	233,669

		56,300,066	22,007,198
Less accumulated depreciation and amortization		(21,240,816)	(19,784,088)

		35,059,250	2,223,110
Land		23,450	23,450

Net Property and Equipment		$35,082,700	$2,246,560

NOTE 3.    ACCRUED LIABILITIES

        A summary of accrued liabilities follows:

	December 31, 2005	December 31, 2004
Sales tax payable	$8,133	$132,400
Accrued payroll	929,482	892,394
Accrued interest payable	12,939	30,945
Accrued operating expenses	7,193,476	300,866
Other	157,082	30,809

	$8,301,112	$1,387,414

NOTE 4.    NOTES PAYABLE AND BANK REVOLVER

	December 31, 2005	December 31, 2004
Notes representing financing of insurance premiums for operating subsidiaries payable over periods of eight to ten months at interest rates varying from 4.5% to 6.1%	$424,726	$283,190

        At December 31, 2005 the Company had a bank operating line of credit with a lending institution totaling $7,722,000, to a maximum of 75% of applicable accounts receivable. Available credit under this facility is further reduced by an Irrevocable and Unconditional Letter of Credit in the amount of $380,000 issued by the lending institution. Drawings under this facility bore interest at bank prime rate plus 1/2%. At December 31, 2005 $2,971,266 was drawn on this facility which is included in bank revolver. The remaining amount of bank revolver relates to outstanding checks.

        Borrowings under the line and the term loans set forth in Note 6 are subject to certain financial covenants and restrictions on indebtedness, dividend payments, financial guarantees, business combinations and other related items. The Company is in compliance with all covenants. Security for the line and term loans include a first security interest on all assets of Trace.

NOTE 5.    LEASE BANK

        The Company previously utilized a revolving credit facility ("Lease Bank") to provide funds to acquire, package and sell oil and gas properties. Notes issued under this facility are payable upon demand one year from the date of the individual notes. If there is no demand, the notes automatically renew on a quarterly basis. The Notes matured on December 31, 1999. The outstanding balance on the advances for Lease Bank was $100,000 at December 31, 2004. The Company made no principal payments during 2004, and made quarterly interest payments at prime plus 4% totaling $10,005 in 2005, $8,209 in 2004 and $8,187 in 2003. The Company has fully satisfied this obligation at December 31, 2005.

NOTE 6.    LONG-TERM DEBT

	December 31, 2005	December 31, 2004
NOTES PAYABLE
Note to a financial institution dated March 1, 1996 payable in 120 monthly installments of principal and interest adjusted quarterly based on interest at prime plus 1.5% through March 1, 2006 when all unpaid principal and accrued interest is due (monthly payments at December 31, 2005 were $59,543 including principal and interest at 6.25%), secured by first security interest in a subsidiary's accounts receivable, property and equipment, oil and gas leases, intangibles, guaranty of the Company and a limited guaranty of the Farmers Home Administration of the United States Department of Agriculture	$177,688	$866,886
Term loan, bearing interest at prime plus 5/8%; payable monthly in arrears, and is repayable in monthly principal payments of $165,880 with full repayment no later than April 30, 2008(1)	4,491,616	—
Term loan, bearing interest at prime plus 5/8%; payable monthly in arrears, and is repayable in monthly principal payments of $53,625 through September 30, 2009(1)	2,413,125	—

	7,082,429	866,886
Less Current Maturities	2,811,754	685,052

	$4,270,675	$181,834

(1)
These loans are subject to certain covenants and liens as set forth in Note 4

        A summary of long-term debt principal maturities follows:

For the Years Ending December 31,	Amount
2006	$2,811,754
2007	2,634,067
2008	1,153,982
2009	482,625

$7,082,429

	December 31, 2005	December 31, 2004
GEOLEASE LIABILITY
Principal amount due for the accrued lease obligation under Amendment No. 2 dated May 1, 2005 to a lease agreement dated October 1, 1999, payable annually in monthly installments of $72,350 including principal and interest at 8% through 2008, and installments of $500,000 including principal and interest at 8% on May 1 for the years 2004, 2005 and 2006 plus annual prepayments (if any) based upon a calculation of free cash flow through April 1, 2008, when all unpaid principal and interest is due, secured by a first security interest in seismic equipment. The obligation was satisfied in full following the completion of the private placement on December 1, 2005	—	$3,328,552
Less Current Maturities	—	1,072,495

	—	$2,256,057

	December 31, 2005	December 31, 2004
CAPITAL LEASES
Capital leases to equipment vendors payable in 18 to 24 monthly installments at interest rates from 8% to 22%, with monthly installments at December 31, 2005 of $417,369 and total assets under capital lease of $11,600,008. Depreciation related to capital leases of $337,565, $159,581 and $179,933 for 2005, 2004 and 2003, respectively, is included in depreciation expense	$6,675,066	$303,506
Less Current Maturities	2,649,101	237,313

	$4,025,965	$66,193

        A summary of capital lease maturities follows:

For the Years Ending December 31,	Total Payments	Interest Amount	Principal Amount
2006	$2,943,028	$293,927	$2,649,101
2007	1,662,223	182,319	1,479,904
2008	1,539,455	100,616	1,438,839
2009	1,130,076	22,854	1,107,222

	$7,274,782	$599,716	$6,675,066

NOTE 7.    RESTRUCTURING OF DEBT, REVERSE STOCK SPLIT AND PRIVATE PLACEMENT OF COMMON STOCK.

        On May 2, 2003 the Company completed a comprehensive debt restructuring (the "Restructuring") with its principal creditors following approval by the Company's Stockholders at an annual meeting of stockholders held on March 18, 2003. Pursuant to the Restructuring, the Company (i) effected a reverse stock split of its common stock at a ratio of l-for-100, (ii) eliminated approximately $80,000,000 in long term debt obligations through cash settlements or debt conversions into common stock, (iii) reduced and restructured its obligations to GeoLease, and (iv) completed a $3,500,000 private placement from a group of private investors. As a result of the Restructuring, during 2003 the Company recognized a gain of $83,830,575 or basic and diluted earnings per share of $4.41. The principal elements of the Restructuring are summarized below.

        The Company completed a 1-for-100 reverse stock split of its outstanding common stock in order make available additional shares of authorized common stock for the Restructuring. The holders of common stock prior to the reverse stock split retained 1% of the common stock outstanding after the reverse stock split and the issuance of common stock in the private placement and the debt restructuring.

        The Company completed a private placement of $3,500,000 of its common stock. The Company sold 10,635,607 shares of its common stock at a per share price of $0.33.

        The holders (the "2005 Noteholders") of the Company's Senior Secured Notes Due 2005 (the "2005 Notes") surrendered for cancellation approximately $71,000,000 in principal and accrued interest evidenced by the 2005 Notes in exchange for an aggregate of $15,000 in cash. Cash payments to the 2005 Noteholders were made out of the proceeds of the $3,500,000 private placement of common stock. All existing warrants held by the 2005 Noteholders were surrendered and cancelled.

        The holders (the "2003 Noteholders") of the Company's Senior Secured Notes Due 2003 (the "2003 Notes") surrendered for cancellation approximately $9,000,000 in principal and accrued interest evidenced by the 2003 Notes in exchange for an aggregate of (i) 1,103,469 shares of the Company's common stock (to those 2003 Noteholders electing to receive common stock for their 2003 Notes) and (ii) $82,709 cash (to those 2003 Noteholders electing to receive cash for their 2003 Notes). Cash payments to the 2003 Noteholders were made out of the proceeds of the $3,500,000 private placement of common stock. All existing warrants held by the 2003 Noteholders were surrendered and cancelled.

        The Company restructured its lease obligations to GeoLease under its existing equipment lease (the "Equipment Lease"). Pursuant to such restructuring, GeoLease agreed to (i) reduce the accrued balance owed to GeoLease as of April 30, 2002 from $6,672,530 to $3,700,000, which amount was frozen but accrued simple interest at 6% per annum from May 1, 2002 until April 30, 2004, when such balance became payable in full, (ii) reduce the monthly payments under the Equipment Lease from $260,000 to $62,400 (inclusive of any applicable taxes) per month beginning May 1, 2002, and (iii) eliminated the $1,900,000 deferred rent obligation to GeoLease. In exchange, the Company agreed to, among other things, (w) pay GeoLease $1,000,000 in cash out of the proceeds of the private placement, (x) pay GeoLease $748,800 in cash out of the proceeds of the private placement (equal to $62,400 (inclusive of any applicable taxes) for each calendar month (or portion thereof) from May 1, 2002 through the closing of the Restructuring), (y) issue GeoLease 5,317,804 shares of common stock or 28% (excluding shares reserved for the options available for grant under the Company's 2002 Stock Awards Plan and certain residual warrants and options remaining outstanding at the closing of the Restructuring) of the Company's common stock outstanding immediately following the Restructuring, plus 1,745,354 shares of common stock not subscribed for the 2003 Noteholders who elected to receive cash in lieu of common stock in exchange for their 2003 Notes and warrants, and (z) pay GeoLease $52,291 cash not paid to 2003 Noteholders who elected to receive shares of common stock in lieu of cash in exchange for their 2003 Notes and warrants. Cash payments to GeoLease were made out of the proceeds of the $3,500,000 private placement of common stock for amounts due upon Restructuring, and monthly lease payments of $62,400 were made in accordance with the terms of the Equipment Lease. The Company subsequently renegotiated the $3,700,000 balance which was due to GeoLease on April 1, 2004. The renegotiation allowed the Company to pay GeoLease this obligation in 48 monthly installments. The outstanding balance accrued interest at 8% per annum. This obligation was paid in full on December 1, 2005.

        Prior to the Restructuring, in April of 1998, the 2005 Noteholders had invested $40,000,000 in the Company in the form of Senior Subordinated Notes. These funds were used primarily to complete the acquisition of GDC. In October and November of 1999, the 2003 Noteholders invested $5,895,000 in the Company in the form of Senior Secured Notes. These funds provided the Company with needed working capital due to deteriorating industry conditions. Simultaneously, the 2005 Noteholders exchanged their Senior Subordinated Notes for Senior Secured Notes and were required, as a condition to the investment by the 2003 Noteholders, to subordinate their security interests in the Company's assets to the security interests of the 2003 Noteholders in the assets. In April 2001, GeoLease was organized to purchase the lessor's interest in the Equipment Lease between the Company and the Company's primary equipment supplier and was assigned the rights of the equipment supplier under the equipment lease. Concurrently with and as a condition to the completion of this transaction, the Company restructured its obligations under the 2003 Notes and 2005 Notes, and entered into a subordination and amendment agreement with the holders of these notes, pursuant to which the holders of the 2003 and 2005 Senior Secured Notes agreed to subordinate their rights to payment to all of the Company's obligations to GeoLease. Due to the poor industry conditions that prevailed at the time of the Restructuring and GeoLease's senior position, it would be unlikely that there would have been any significant asset value available to the holders of the Company's 2003 and 2005 Senior Secured Notes in relation to GeoLease or in the event of the Company's bankruptcy. The disproportionate terms of the Restructuring, as they relate to the 2003 Notes and 2005 Notes, were the result of the security interests securing the 2003 Notes being contractually senior to the security interests securing the 2005 Notes. The majority holder of the Company's 2005 Senior Secured Notes, an unrelated third party, also held a substantial minority interest in the Company's 2003 Senior Secured Notes and a majority interest in GeoLease.

NOTE 8.    INCOME TAX

        The income tax provision differs from the amount of income tax determined by applying the Federal Income Tax Rate to pre-tax income from continuing operations for the years ended December 31, 2005, 2004 and 2003 due to the following:

	December 31, 2005	December 31, 2004	December 31, 2003
Computed "expected" tax benefit (expense)	$635,854	$150,058	$(27,833,201)
Non-deductible expenses
High yield interest		—	(1,183,094)
Warrant Expense	(471,200)	—	—
Amortization of OID	—	—	(38,499)
Excluded gain on financial restructuring	—	—	28,502,396
Adjustment of NOL carryforward	—	—	331,874
Other	48,989	87,654	—
Change in current year valuation allowance	(265,001)	(237,712)	220,524

Income Tax (expense)	$(51,358)	—	—

        Deferred tax assets at December 31, 2005, 2004 and 2003 are comprised primarily of net operating loss carryforwards, tax credit carryforwards and deferred tax liabilities consist primarily of the difference between book and tax basis depreciation. A valuation allowance has previously been provided for net deferred tax assets, resulting in a carrying value of zero for the deferred tax benefit. As a result of the Company's restructuring on May 2, 2003, which resulted in the loss of substantially all of the Company's tax attributes as of January 1, 2004, the Company has reduced both its deferred tax assets and the related valuation allowance of $11,557,438 to zero at December 31, 2003. Net deferred tax assets at December 31, 2005, 2004 and 2003 total $265,001, $237,712 and $220,524, respectively. Valuation allowances have been provided in each year as the Company historically has not been able to utilize its net operating losses.

        Following is a summary of deferred tax assets and liabilities:

	December 31, 2005	December 31, 2004	December 31, 2003
Deferred Tax Assets
Loss carryforwards US operations	$332,325	$237,712	—
Loss carryforwards foreign subsidiary	595,664	—	—
Debt on foreign subsidiary capital leases	2,047,277	—	—
Valuation Allowance	(265,001)	237,712	—

	2,710,265	—	—
Deferred Tax Liabiliites
Property and equipment US operations	67,324	—	—
Property and equipment foreign subsidiary	4,319,428	—	—

	4,386,752	—	—

Net Deferred Tax Liability	$1,676,487	—	—

        At December 31, 2003, the Company had net operating loss carryforwards of $32,986,147 and tax credit carryforwards of $245,769. As a result of its restructuring on May 2, 2003, the Company realized income for federal income tax purposes of approximately $84,000,000 through cancellation of indebtedness. The Company did not incur any current tax liability as a result of the restructuring, but lost substantially all of its tax attributes as of January 1, 2004, which included net operating losses and tax credit carryforwards. Since January 1, 2004 the Company has sustained net operating losses and, upon acquisition of Trace, has acquired operating losses attributable to its foreign subsidiary expiring as follows:

	US Operations	Foreign Operations	Total
2007	—	$42,900	$42,900
2008	—	832,260	832,260
2009	—	344,058	344,058
2014	—	241,098	241,098
2025	634,000	—	634,000
2026	345,000	—	345,000

	$979,000	$1,460,316	$2,439,316

Capital Losses Not Expiring	—	$604,890	$604,890

NOTE 9.    UNREGISTERED COMMON STOCK AND WARRANTS

        On December 1, 2005, the Company completed a private placement of $30,837,500 of its common stock and warrants to purchase common stock, net of offering costs of approximately $1,860,696 and 274,050 warrants issued. The Company sold 24,670,000 shares of its common stock at a per share price of $1.25, and warrants to purchase an additional 2,467,000 shares of common stock. The warrants are exercisable at a price of $2.00 per share, may be exercised at any time after the date of issuance and expire five years after the date of issuance.

        On December 30, 2005, the Company filed a registration statement on Form S-1, registering for resale the shares of common stock acquired by the selling shareholders as well as the shares of common stock to be issued upon exercise of the warrants. In the event the registration statement is not declared effective within 150 days of the filing date or if the registration statement is unavailable for sales after the initial effectiveness, then the Company is required to pay each purchaser an amount of liquidated damages in cash equal to the aggregate purchase price of such purchaser's securities multiplied by 2% for every thirty days that the registration statement is unavailable for sales. Beginning with June, 2006 we will be required to pay a total of $616,750 in liquidated damages to the purchasers for each monthly period the registration statement is not declared effective or if the registration statement is unavailable for sales after the initial effectiveness. Subsequent to year end, we negotiated a cap on the payment of liquidated damages equal to a maximum of 10% of the aggregate purchase price of each purchasers' securities. As a result, liquidated damage payments would not exceed a total of $3,083,750.

        The Company considers the warrant agreement to be a derivative and has classified the warrants as a liability at fair value on the balance sheet. Information regarding the valuation of the warrants is as follows:

	December 1, 2005	December 31, 2005
Weighted average fair value of warrants	1.89	2.40
Black Scholes assumptions:
Dividend rate	—	—
Average risk free interest rate	4.44%	4.35%
Average volatility	159%	159%
Contractual life in years	5.0	4.9

        The change in the fair value of the warrants between December 1, 2005 and December 31, 2005, has been reflected as a warrant expense in the accompanying statement of operations.

        As of December 31, 2005, the unregistered issued shares of common stock have been classified as temporary equity due to the liquidated damages provision in the Company's registration right agreements.

        Following the agreement with each of the investors to limit the amount of liquidated damages, the Company believes that the maximum 10% payment for liquidated damages reflects a reasonable estimate of the difference in fair values between registered and unregistered shares. As a result, during the first quarter of 2006, both the common stock and warrants will be reclassified as a permanent equity.

        During June 2006, the Company negotiated a waiver of liquidated damages with the holders of approximately 95% of the Common Stock and warrants sold to investors in the December 2005 private placement. The Company is not obligated to pay any liquidated damages to such holders due to the registration statement not being declared effective by the SEC by July 10, 2006. On July 7, 2006, the Company paid an aggregate of $28,501 in liquidated damages to the remaining holders of shares of Common Stock purchased in the 2005 private placement that did not execute a waiver of liquidated damages.

NOTE 10.    ACQUISITION OF TRACE ENERGY SERVICES LTD.

    General

        On December 1, 2005, the Company acquired all of the issued and outstanding capital stock of Trace Energy Services Ltd. ("Trace"), a Calgary, Alberta, Canada based company, pursuant to the terms of a Stock Purchase Agreement among the Company and the holders of all the outstanding capital stock of Trace for approximately $16,442,000 in a combination of cash and stock. The results of operations for Trace for the month of December, 2005 are included in the consolidated financial results of the Company for the year ended December 31, 2005. Trace provides 2-D and 3-D seismic surveys, using both analog and digital seismic acquisition equipment for a wide range of customers exploring for oil and natural gas in Canada and the United States.

        The acquisition of Trace has significantly increased the Company's inventory of seismic acquisition equipment, from a channel count of 14,000 channels of seismic acquisition equipment prior to the Trace acquisition to a channel count of 32,000 channels of seismic acquisition equipment upon completion of the Trace acquisition. The Trace acquisition also significantly upgraded the Company's technical capabilities as Trace equipment includes 3,000 stations of I/O System IV VectorSeis seismic acquisition equipment, which provides the Company with the ability to record shear wave data. In addition to increasing the Company's operational and technical capabilities, the Trace acquisition should allow for better utilization of the acquired seismic acquisition equipment by redirecting that equipment to appropriate markets during what has traditionally been seasonal slow periods in Canada. The Trace acquisition has also increased the Company's roster of highly skilled and experienced seismic acquisition field crew personnel. The benefits derived from the Trace acquisition, should allow the Company to pursue and profitably complete seismic surveys in a wide variety of terrains, climate conditions and geological basins.

    Purchase Price

        The Trace acquisition has been accounted for as a business combination. Assets acquired and liabilities assumed have been recorded at their fair values as of December 1, 2005. The Company completed the Trace acquisition for approximately $16,442,000 in a combination of cash and stock, as further outlined below:

Cash paid or payable to acquire the outstanding stock of Trace	$17,362,000
Cash acquired in acquisition	(3,020,000)

Net cash paid or payable to acquire the outstanding stock of Trace	14,342,000
Shares issued (1,000,000 shares of Geokinetics Common Stock values at $2.10 per share)	2,100,000

Total Purchase Price	$16,442,000

        In accordance with the Stock Purchase Agreement, the cash paid was $35,000,000 Canadian, increased for Trace's non-restricted cash balances and decreased for Trace's bank debt, transaction costs and employee option expenses. The value of the 1,000,000 common shares issued was determined based on the average market closing price during the period 2 days before and after the closing of the acquisition.

        Under business combination accounting, the total purchase price was allocated to Trace's net tangible and identifiable intangible assets based on their estimated fair values as of December 1, 2005 as set forth below. The allocation of the purchase price was based upon an independent appraisal of the equipment, as well as the Company's estimates and assumptions.

In $ 000's
Accounts receivable	$8,118
Deferred charges	$810
Other current assets	$723
Property and equipment	$29,227
Goodwill	$2,699
Intangible assets	$1,195
Accounts payable and accrued liabilities	$(9,461)
Bank indebtedness	$(1,556)
Current portion long term debt	$(4,041)
Deferred revenue and other current liabilities	$(1,027)
Long term debt	$(4,478)
Capital lease obligations	$(4,136)
Deferred tax liabilities	$(1,631)

Purchase Price	$16,442

        The following table sets forth the components of intangible assets associated with the acquisition at December 31, 2005:

Intangible Assets	Fair Value ($000's)	Accumulated Amortization ($000's)	Net Book Value ($000's)	Useful Life
Goodwill	$2,699	N/A	$2,699	Indefinite
Customer Relationships	$1,195	$10	$1,185	5 Years

Total Intangible Assets:	$3,894	$10	$3,884

        Of the approximate $3.9 million of acquired intangible assets, approximately $2.7 million was assigned to goodwill and is not subject to amortization and approximately $1.2 million was classified as identifiable intangibles with an expected life of five years. The fair value of intangible assets was based on an estimate of start up costs avoided by acquiring Trace's established customer base. Amortization of the intangible assets noted above will be $239,000 for each of the fiscal years 2006 through 2010.

        The excess of the purchase price over the net book value of Trace totaled approximately $9.3 million. Of this amount, $5.4 million was allocated to property and equipment and $3.9 million was allocated to goodwill and intangibles as detailed above. The $9.3 million is not deductible for tax purposes.

    Pro Forma Financial Information

        The unaudited financial information in the table below summarizes the combined results of operations of Geokinetics and Trace, on a pro forma basis, as though the companies had been combined as of the beginning of each of the periods presented. The pro forma financial information is presented for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisition had taken place at the beginning of each of the periods presented. The pro forma financial information for all periods presented includes the business combination accounting effect on adjustments to depreciation on acquired property, amortization charges from acquired intangible assets, acquisition costs reflected in historical statements of operations for periods prior to the Stock Purchase Agreement, adjustments to interest expense and related tax effects.

	Unaudited Results Year Ended December 31:
In thousands, except per share data
	2005	2004
Revenue	$97,381,527	$77,790,099
(Loss) from continuing operations	$(2,695,951)	$(2,082,467)
Basic net (loss) per share	$(0.05)	$(0.04)
Diluted net (loss) per share	$(0.05)	$(0.04)

NOTE 11.    RELATED PARTY TRANSACTIONS

        On April 25, 1997, the Company obtained a $500,000 short-term financing from two individuals who were subsequently elected directors at the annual shareholders meeting on November 20, 1997. The Company issued 12% senior notes to the individuals, which were exchanged on July 18, 1997, for 458,333 shares of the Company's common stock, 15,625 shares of Series A preferred stock and 592,009 shadow warrants. As part of this financing transaction, the Company entered into a consulting agreement with a director on July 18, 1997, pursuant to which, in consideration of certain strategic planning and other consulting services to be provided to the Company and its subsidiaries by that individual, he was to be paid a quarterly consulting fee equal to one half of 1% of the total investment made by him and certain other persons in debt and equity securities of the Company that were outstanding as of the end of each quarter during the three-year term of such agreement. This agreement was not renewed after the initial three-year term. At both December 31, 2005 and 2004, the Company owed the director $389,873 in consulting fees under the terms of the agreement, which amounts are included as amounts due to officers and shareholders on the Company's balance sheet. This amount is payable upon demand. The Company has no immediate plans to pay this obligation but will satisfy the obligation should a demand for payment be received.

        In 1997, the Company entered into an investment monitoring agreement with an investment group, under which the Company will pay the investment group an annual fee of $25,000. Two directors of the Company are the two partners of the sole managing member of the investment group. As of December 31, 2004 the investment group had divested itself of its original investment in the Company. At both December 31, 2005 and 2004, the Company owed the investment group $162,500 in consulting fees under this agreement, which amounts are included as amounts due to officers and shareholders on the Company's balance sheet. This amount is payable upon demand. The Company has no immediate plans to pay this obligation but will satisfy the obligation should a demand for payment be received.

        A director of the Company is of counsel to a law firm which provides legal services to the Company related to financing and private placement offering activities. In connection with these activities, the Company incurred legal costs from the director's law firm during the years ended December 31, 2005, 2004 and 2003, respectively of $42,575, $37,707 and $144,051.

        Three of the Company's directors participated in the private placement of Convertible Preferred Stock described in Note 13. Their combined purchases totaled 5,579 shares of Convertible Preferred Stock representing $1,673,700 of the total offering. Upon conversion of the Convertible Preferred Stock in December, 2005, these directors received in the aggregate 5,913,740 shares of common stocks of the Company.

        Three of the Company's directors participated in the private placement of common stock and warrants to purchase common stock described in Note 9. Their combined purchases totaled 4,800,000 shares of common stock representing $6,000,000 of the total offering. The directors also received warrants to purchase 480,000 shares of the Company's common stock.

        During 2005 and 2004, the Company's seismic acquisition segment performed and completed a seismic survey for Carrizo Oil & Gas, Inc. ("Carrizo"). The project was bid to Carrizo at prevailing market rates at the time and the survey was conducted according to industry standards. The seismic survey generated revenues of $1,116,263 in 2005 and $1,183,254 in 2004. A director of the Company serves as Chairman of the Board of Carrizo.

NOTE 12.    RESTRUCTURING OF ACCRUED LEASE BALANCE AND EQUIPMENT LEASE

        On April 14, 2004, the Company and GeoLease, the holder of the Company's seismic acquisition equipment lease, agreed to a comprehensive restructuring of the lease pursuant to Amendment No. 2 of the Equipment Lease ("Amendment No. 2"). Pursuant to the restructuring, the Company is allowed to pay GeoLease the outstanding accrued lease obligation as of April 30, 2004 (totaling $4,170,419) in 48 monthly installments beginning May 1, 2004 and ending with a final payment in April, 2008. The outstanding balance accrues interest at 8% per annum. Under the terms of Amendment No. 2, the Company is also required to make mandatory annual prepayments of the outstanding accrued lease obligation should the Company have positive "Free Cash Flow" (as defined in Amendment No. 2) as calculated for each of the calendar years ending December 31, 2004 through December 31, 2007 until the balance is paid in full. At the year end of each period, the Company will calculate its consolidated "Free Cash Flow" and for the period ended December 31, 2004 pay 37.5% of its calculated "Free Cash Flow" as a prepayment to GeoLease and in each of the subsequent yearly periods pay 50% of its calculated "Free Cash Flow" to GeoLease. Any such prepayment will be applied to the last installments of the outstanding accrued lease obligation first. Amendment No. 2 also required the Company to make prepayments of cash proceeds received pursuant to certain financing transactions and certain sales of assets outside the ordinary course of business. No payments are due to GeoLease as a result of the calculation of the Company's "Free Cash Flow" for the period ended December 31, 2004. GeoLease also agreed to relinquish any right it had under Amendment No. 2 to receive cash proceeds received by the Company from its private placement of preferred stock on November 30, 2004, as described in Note 13.

        The GeoLease liability as reflected on the Company's Consolidated Balance Sheet at December 31, 2004 totaled $3,328,552. In accordance with the terms of the restructuring outlined above, $1,072,495 was classified as a current liability, amount expected to be paid in the next twelve months, and $2,256,057 was classified as a long term liability.

        Under the terms of Amendment No. 2 the Company's ongoing monthly lease payments were reduced from $62,400 to $31,200 per month for the period beginning May 1, 2004 until October 31, 2004, further reduced to $21,200 per month for the period beginning November 1, 2004 until April 30, 2005, further reduced to $11,200 per month for the period beginning May 1, 2005 until April 30, 2007 and further reduced to $5,600 per month for the period beginning May 1, 2007 until April 30, 2008. Rental expense under this lease amounted to $163,200, $448,000 and $499,200 for the years ended December 31, 2005, 2004 and 2003, respectively.

        In conjunction with the Company's private placement of common stock described in Note 9, the GeoLease accrued lease obligation, totaling approximately $3,328,000 was paid in full on December 1, 2005. The Company made an additional payment of approximately $239,000 to GeoLease on December 1, 2005, representing a buyout of the lease's underlying equipment.

NOTE 13.    PRIVATE PLACEMENT OF REDEEMABLE PREFERRED STOCK

        On November 30, 2004, the Company completed a $2,499,900 equity financing from private investment sources. The financing consisted of an issue of 8,333 shares of Series A Senior Convertible Preferred Stock ("Convertible Preferred Stock") priced at $300 per share, which is convertible into common at $.30 cents per share. The Convertible Preferred Stock accrues dividends at the rate of 6% per annum, compounded annually which are payable in cash when, and if, declared. All unpaid dividends are cumulative and accrue, compounded annually, regardless of whether or not the Company has funds legally available for the payment of such dividends. The Convertible Preferred Stock is convertible, at the option of the holder thereof, at any time after the date of issuance. The Convertible Preferred Stock is automatically converted into common stock immediately upon the Company's sale of common stock in an underwritten public offering a) at a price per share yielding the Company net proceeds of not less than $1.20, b) resulting in net proceeds to the Company and selling shareholders, if any, of not less than $20,000,000 and c) after which the Company's common stock is listed on NYSE, AMEX or the NASDAQ National Market. If, at any time after October 31, 2009, the holders of not less than 51% of the Convertible Preferred Stock then outstanding deliver written notice to the Company of such holders desire to redeem all outstanding Convertible Preferred Stock, if not previously converted, the Convertible Preferred Stock shall be redeemed. At any time after October 31, 2011, the Company is entitled to redeem all outstanding Convertible Preferred Stock, if not previously converted.

        Upon completion of the Company's Convertible Preferred Stock offering on November 30, 2004, the Company recognized a beneficial conversion feature charge of $2,499,000 as a result of the conversion feature of the Convertible Preferred Stock being below market on the date of issuance. The Company's closing price for its common stock on November 30, 2004 was quoted at $0.75 cents; The Convertible Preferred Stock is convertible into common stock at $0.30 cents per share or 8,333,000 shares of common stock. As a result, the intrinsic value of the beneficial conversion feature is $0.45 per share ($0.75 cents minus $0.30 cents). The total value of the beneficial conversion feature would be $3,749,850 (8,333,000 shares multiplied by $0.45 cents). However, this exceeds the proceeds received from the Convertible Preferred Stock offering and as a result the beneficial conversion feature is limited to the total proceeds of $2,499,900. The Company recorded the beneficial conversion feature charge as a reduction of additional paid in capital because the Company had a retained deficit.

        The Company incurred issuance costs of approximately $116,000. The amount of Convertible Preferred Stock recorded on the Company's Balance Sheet was initially reduced for these issuance costs. These costs were to be accreted to the Convertible Preferred Stock over a five year period, the earliest point at which the holders may redeem the Convertible Preferred Stock.

        In conjunction with the Company's December, 2005 private placement of common stock described in Note 9, the Company's Convertible Preferred Stock was converted into common stock of the Company. The Company issued 8,832,980 shares of common stock to facilitate the conversion, based on the conversion price of $.30 cents per share and the accumulation of accrued dividends from December, 2004.

NOTE 14.    OUTSTANDING OPTIONS AND WARRANTS

        Under the 2002 Stock Awards Plan adopted at the Company's 2002 Annual Meeting, the Company may grant stock options and other awards to key executive, management and other personnel. It is the intention to make such grants at prices equal to or exceeding the market value at the date of grant, although this is not a requirement of the plan and may not be true in all cases. In general, options become exercisable over a three year period from the date of grant and expire ten years after the date of grant. Prior to adoption of the 2002 Plan, the Company had granted stock options under several previously adopted plans. The Company does not intend to make any additional grants of stock options or other awards under these prior plans.

        The Company, at its 2005 annual meeting, will seek approval of an amendment to the 2002 Stock Awards Plan to increase the number of shares reserved for issuance under the plan from 3,351,556 to 5,581,566. In anticipation of receiving the necessary stockholder approval, options totaling 1,927,500 were conditionally awarded during 2005. Assuming approval of the plan amendment, shares available for future option grants at December 31, 2005, totaled 328,434.

        During fiscal 2005, the Company issued stock options, subject to shareholder approval, to certain employees with exercise prices below the market value of the Company's common stock in the date of grant. In accordance with the requirements of APB 25, the Company has recorded stock-based compensation for the difference between the exercise price of the stock options and the market value of the Company's stock at the grant date. During fiscal year 2005, the Company recorded stock-based compensation of $522,031 related to these options. Stock-based compensation expense is currently recognized over the vesting period of the awards, generally three years. Excluding the impact of the adoption of FAS 123R, future compensation expense to be recognized through fiscal 2007 associated with these grants will be $923,594.

        The following table summarizes information about stock option transactions:

	December 31, 2005		December 31, 2004
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of Year	3,222,262	$0.24	3,043,532	$0.21
Awards:
Granted	2,032,500	1.24	430,000	0.61
Exercised	8,000	0.52	—	—
Forfeited	1,640	50.00	251,270	0.50

Outstanding at December 31	5,245,122	0.61	3,222,262	0.24

Exercisable at December 31	2,638,247	$0.45	931,849	$0.25

        The following table summarizes information about stock options outstanding at December 31, 2005:

Range of Exercise Prices	Number of Options Outstanding	Weighted Average Exercise Price	Weighted Average Contract Life Remaining In Years	Number of Options Exercisable	Weighted Average Exercise Price
$0-$1	3,257,622	$0.21	7.9	1,985,747	$0.18
$1-$2	1,957,500	$1.26	9.9	652,500	1.26
$2-$3	30,000	2.05	9.8	—	—
$3-$4	—	—	—	—	—
Over $4	—	—	—	—	—

	5,245,122			2,638,247

    Warrants

        A summary of outstanding warrants issued in connection with notes payable and private placement offerings is as follows:

	Shares	Exercise Price
Outstanding at December 31, 2004	10,050	$0.02-18.00
Warrants issued	2,746,050	1.24-2.00
Warrants exercised, surrendered or called	50	18.00

Outstanding at December 31, 2005	2,756,050	$0.02-2.00

NOTE 15.    COMMITMENTS

    Operating Leases

        The Company currently leases office space at One Riverway, Houston, Texas for its headquarters and domestic subsidiary operations under a lease which expires in November 2007. The Company's annual rent under this lease totaled approximately $407,000 for 2005 and $413,000 for both 2004 and 2003.

        The Company's seismic acquisition subsidiary leases vehicles for use in field operations under various forty-two month leases. Rental expense under these leases amounted to $412,840, $229,980 and $138,565 for the years ended December 31, 2005, 2004 and 2003, respectively.

        The Company restructured its lease agreement for seismic acquisition equipment on April 14, 2004. Under the terms of the agreement, rental expense amounted to $163,200, $448,000 and $499,200 for the years ended December 31, 2005, 2004 and 2003.

        The Company leased seismic acquisition equipment from an equipment vendor under an agreement which permitted the Company to apply monthly rental payments toward the purchase of the equipment. The lease payments totaled $1,146,675 for 2005, $430,000 for 2004 and $0.00 for

2003. The Company had an option to purchase this equipment and exercised this option during the third quarter of 2005.

        Trace Energy Services Ltd., acquired on December 1, 2005, leases office space, under leases maturing between 2008 and 2015 and leases vehicles for use in field operations, under leases maturing between 2006 and 2008. The amount of future commitments outlined below includes amounts for these commitments.

        Rental expense under the leases recorded in the consolidated financial statements amounted to $2,286,763, $1,684,445 and $1,102,177 for the years ended December 31, 2005, 2004 and 2003, respectively. Aggregate future minimum rental payments under the various lease agreements including the base rent, the average operating costs and lease amendment are as follows:

For the Years Ending December 31,	Amount
2006	$1,439,291
2007	1,093,335
2008	402,972
2009	210,805
Thereafter	999,021

$4,145,424

NOTE 16.    MAJOR CUSTOMERS

        Revenues from major customers, which exceeded ten percent of total revenues, are as follows:

	For the Years Ended
	December 31, 2005	December 31, 2004
Customer A	$8,054,487	$11,093,481
Customer B	6,799,250	—
Customer C	6,248,388	—
Customer D	—	5,567,875
Customer E	—	5,440,980

        No customer of the Company's seismic data processing segment accounted for ten percent or more of the Company's consolidated revenues.

NOTE 17.    CONCENTRATION OF CREDIT RISK

        Financial instruments, which potentially subject the Company to concentration of credit risk, consist primarily of unsecured trade receivables. In the normal course of business, the Company provides credit terms to its customers. Accordingly, the Company performs ongoing credit evaluations of its customers and maintains allowances for possible losses which, when realized, have been within the range of management's expectations. Management believes that all receivables at December 31, 2005 are collectible and no allowance is required. The allowance for doubtful accounts was approximately $76,800 at December 31, 2004.

        The Company generally provides services to a relatively small group of key customers that account for a significant percentage of the accounts receivable of the Company at any given time. The Company's key customers vary over time. The Company extends credit to various companies in the oil and gas industry, including its key customers, for the acquisition of seismic data, which results in a concentration of risk. This concentration of credit risk may be affected by changes in the economic or other conditions of the Company's key customers and may accordingly impact the Company's overall credit risk.

        The Company has cash in bank and short-term investments which, at times, may exceed federally insured limits. At December 31, 2005 and 2004, respectively, the Company had cash balances which exceeded federally insured limits by approximately $12,300,000 and $2,800,000. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and short-term investments.

        The Company conducts operations outside the United States at both its seismic acquisition and data processing segments. These operations expose the Company to market risks from changes in foreign exchange rates. However, to date, the level of activity has not been of a material nature.

NOTE 18.    SENIOR EXECUTIVE INCENTIVE PROGRAM

        The Board of Directors has adopted a Senior Executive Incentive Program (the "Senior Executive Incentive Program"), pursuant to which the Company's senior executives and key employees may earn annual bonus compensation based upon the Company's performance in relation to its cash flow. Specifically, at the end of each fiscal year, the Board shall determine and establish an annual bonus pool (the "Bonus Pool") equal to 10% of the Company's consolidated earnings before depreciation, interest and taxes ("EBITDA") for such fiscal year less capital expenditure budget overages not previously approved by the Company's Board of Directors. No Bonus Pool shall be established for any fiscal year if the Company's consolidated earnings before interest and taxes ("EBIT") for such year is negative. The Board of Directors will allocate the Bonus Pool among the participants in the Senior Executive Incentive Program in its sole discretion, subject to the terms of any employment agreements with the participants in the program. Bonuses, if any, awarded under the Senior Executive Incentive Program will be determined by the Board of Directors and paid within 90 days after the end of the fiscal year for which the Bonus Pool has been determined.

        For the year ended December 31, 2005, the criteria for the Senior Executive Incentive Program was met. In March, 2006 bonuses totaling $240,000 were paid to five senior executives and key employees under the plan parameters. These bonuses were expensed and accrued on the Company's books and records during fiscal 2005 as the amounts were established and earned based on the Company's 2005 results and incentive program criteria. In addition, the Board of Directors also authorized the payment of $195,000 in discretionary bonuses to the same individuals. These bonuses were expensed during fiscal 2006 as they were awarded at the discretion of the board outside the incentive plan criteria. These were also distributed in March, 2006.

        As previously disclosed by the Company on Form 8-K, after reviewing the results of the Company's operations for the fiscal year ended December 31, 2004, the Board determined that, although not all requirements for establishment of a Bonus Pool were satisfied, a substantial portion of the necessary criteria were satisfied. Therefore, on February 23, 2005, the Board determined to award bonuses to six senior executives and key employees. On March 4, 2005, discretionary bonuses were awarded to such senior executives and key employees in the aggregate amount of $190,000. These bonuses were expensed during fiscal 2005 as they were awarded at the discretion of the board outside the incentive plan criteria.

        For the year ended December 31, 2003 the criteria for the Senior Executive Incentive Program was met and an accrual totaling $405,000 to the bonus pool was recorded.

NOTE 19.    SEGMENT DISCLOSURES AND RELATED INFORMATION

    Description of Reportable Segments

        The Company has two reportable segments, seismic acquisition and data processing. The seismic acquisition segment acquires data for clients by conducting seismic shooting operations in the Rocky Mountain and Gulf Coast regions of North America. The seismic data processing segment operates a processing center in Houston, Texas which processes seismic data for oil and gas exploration companies worldwide, and opened a processing center during the fourth quarter of 2004 in the United Kingdom.

    Measurement of Segment Profit or Loss and Segment Assets

        The accounting policies of the segments are the same as those described in the Summary of Significant Accounting Policies. The Company evaluates performance based on earnings or loss from operations before interest, taxes, depreciation and amortization. There are no inter-segment sales or transfers.

    Factors Management used to Identify Reportable Segments

        The Company's reportable segments are strategic business units that offer different services to clients. Each segment is managed separately, has a different client base, and requires unique and sophisticated technology.

        The following table sets forth the Company's significant information from reportable segments:

	For the Year Ended December 31, 2005
	Seismic Acquisition	Data Processing	Totals
Revenues from External Customers	$58,177,257	$3,997,774	$62,175,031
Segment Earnings (Loss) before Interest, Taxes, Depreciation and Amortization	5,867,207	(3,146,979)	2,720,228
Interest and Other Revenue	8,445	—	8,445
Interest Expense	438,178	87,909	526,087
Depreciation and Amortization	1,050,140	427,697	1,477,837
Income Tax	51,358	—	51,358
Segment Profit (Loss)	4,335,976	(3,662,585)	673,391
Segment Assets(1)	60,568,812	2,870,956	63,439,768
Expenditures for Segment Assets(2)	4,571,261	469,353	5,040,614

(1)
Seismic acquisition assets include goodwill and intangibles totaling $3.9 million

(2)
Seismic acquisition expenditures do not include assets acquired through the Trace acquisition as outlined in Note 10

        The following table sets forth the Company's significant information from reportable segments:

	For the Year Ended December 31, 2004
	Seismic Acquisition	Data Processing	Totals
Revenues from External Customers	$39,469,562	$3,675,268	$43,144,830
Segment Earnings (Loss) before Interest, Taxes, Depreciation and Amortization	4,558,828	(2,754,052)	1,804,776
Interest and Other Revenue	1,619	399	2,018
Interest Expense	344,440	87,734	432,174
Depreciation and Amortization	520,485	326,142	846,627
Income Tax	—	—	—
Segment Profit (Loss)	3,695,522	(3,167,529)	527,993
Segment Assets	6,581,460	2,333,495	8,914,955
Expenditures for Segment Assets	335,605	468,931	804,536

        The following table sets forth the Company's significant information from reportable segments:

	For the Year Ended December 31, 2003
	Seismic Acquisition	Data Processing	Totals
Revenues from External Customers	$32,289,682	$3,659,208	$35,948,890
Segment Earnings (Loss) before Interest, Taxes, Depreciation and Amortization	5,743,352	(1,117,180)	4,626,172
Interest and Other Revenue	1,738	3,000	4,738
Interest Expense	1,494,495	2,337,338	3,831,833
Depreciation and Amortization	1,372,759	417,790	1,790,549
Gain on Financial Restructuring	2,882,637	—	2,882,637
Income Tax	—	—	—
Segment Profit (Loss)	5,760,473	(3,869,308)	1,891,165
Segment Assets	8,516,817	7,602,231	16,119,048
Expenditures for Segment Assets	848,892	329,931	1,178,823

        The Company's geographic revenue and asset locations are as follows:

        Substantially all of the Company's revenue and the locations of substantially all long-lived assets were geographically within the US during 2005, 2004, and 2003. At December 31, 2005 and December 31, 2004 approximately $641,000 and $98,000 (respectively) of long-lived assets, were located outside the US.

RECONCILIATION OF REPORTABLE SEGMENT REVENUES, PROFIT OR LOSS AND ASSETS

	2005	2004	2003
REVENUES
Total revenues for reportable segments	$62,175,031	$43,144,830	$35,948,890

Total consolidated revenues	$62,175,031	$43,144,830	$35,948,890

EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION, AMORTIZATION, AND RESTRUCTURING
Total for reportable segments	$2,720,228	$1,804,776	$4,626,172
Unallocated corporate expense	(1,302,649)	(980,538)	(976,600)

Total consolidated earnings before interest, taxes, depreciation and amortization	$1,417,579	$824,238	$3,649,572

PROFIT OR LOSS
Total profit for reportable segments	$673,391	$527,993	$1,891,115
Unallocated amounts:
Corporate expenses net of interest earnings	(1,195,170)	(956,338)	(963,660)
Interest expense on corporate indebtedness	(10,635)	(8,923)	(9,773)
Depreciation and amortization	(3,220)	(4,078)	(3,264)
Gain on financial restructuring	—	—	80,947,938
Warrant Expense	(1,385,883)	—	—

Total consolidated profit (loss)	$(1,921,517)	$(441,346)	$81,862,356

INTEREST REVENUE
Total interest revenue for reportable segments	$8,445	$2,018	$4,738
Unallocated amounts:
Corporate consolidated cash management	107,479	24,200	12,940

Total consolidated interest revenue	$115,924	$26,218	$17,678

INTEREST EXPENSE
Total interest expense for reportable segments	$526,087	$432,174	$3,831,883
Unallocated amounts:
Corporate interest expense	10,635	8,923	9,773

Total consolidated interest expense	$536,722	$441,097	$3,841,656

DEPRECIATION AND AMORTIZATION
Total depreciation and amortization for reportable segments	$1,477,837		$846,627		$1,790,549
Unallocated amounts:
Depreciation and amortization	3,220		4,078		3,264

Total consolidated depreciation and amortization	$1,481,057		$850,705		$1,793,813

ASSETS
Total assets for reportable segments(1)	$63,439,768	(1)	$8,914,955	(1)	$16,119,048	(1)
Unallocated corporate assets	11,283,237		2,661,599		3,893,554
Elimination of net intercompany receivables	—		—		(5,592,951	)(1)

Total consolidated assets	$74,723,005		$11,576,554		$14,419,651

(1)
Total assets for reportable segments at December 31, 2003 includes net intercompany receivables of $5,592,951. Total assets for reportable segments at December 31, 2005 and 2004 are reported net of intercompany receivables of $0.00 and $2,906,176 (respectively).

Geokinetics Inc.

Consolidated Balance Sheets

(In thousands, except share and per share amounts)

(Unaudited)

ASSETS

	September 30, 2006	December 31, 2005
ASSETS
Current assets:
Cash and cash equivalents	$22,439	$11,001
Restricted cash	709	185
Accounts receivables — trade, net	35,319	16,417
Accounts receivables — other	1,966	179
Work in progress	16,555	5,951
Prepaid expenses	4,302	1,239
Deferred charges	6,533	739
Other current assets	2,109	—

Total current assets	89,932	35,711
Property, plant and equipment, at cost	129,552	56,324
Less: Accumulated depreciation	(27,680)	(21,241)

Net property, plant and equipment	101,872	35,083
Other Assets:
Goodwill	70,071	2,699
Other intangible assets, net	5,752	1,185
Restricted cash, long-term	775	—
Other assets	605	45

Total other assets	77,203	3,929

Total assets	$269,007	$74,723

See accompanying notes to the financial statements.

	September 30, 2006	December 31, 2005
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Notes payable and current portion of long-term debt and capital lease obligation	$159,468	$9,078
Accounts payable	21,270	12,539
Accrued liabilities	20,972	8,301
Customer deposits	4,005	375
Deferred revenue	11,279	2,831
Due to officers and stockholders	—	552
Foreign income taxes payable	1,008	—

Total current liabilities	218,002	33,676
Long term debt and capital lease obligation, net of current maturities	3,978	8,297
Deferred income tax	11,979	1,676
Other liabilities:
Warrant liability	—	6,575
Other liabilities	1,362	—

Total liabilities	235,321	50,224

Temporary equity
Unregistered common stock, $.01 par value; 2,467,000 shares issued and outstanding	—	25,648

Stockholders' equity
Common stock, $.01 par value; 100,000,000 shares authorized, 5,373,643 issued and outstanding at September 30, 2006, 5,350,309 issued and outstanding at December 31, 2005	537	535
Additional paid-in capital	72,035	38,588
Accumulated deficit	(38,279)	(40,259)
Other comprehensive loss	(607)	(13)

Total stockholders' equity	33,686	(1,149)

Total liabilities & stockholders' equity	$269,007	$74,723

See accompanying notes to the financial statements.

Geokinetics Inc.

Consolidated Statements of Operations

(In thousands, except per share amounts)

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2006	2005	2006	2005
Revenues:
Seismic acquisition revenue	$48,482	$14,667	$128,661	$38,988
Data processing revenue	1,930	851	4,594	3,118

Total revenues	50,412	15,518	133,255	42,106

Expenses:
Seismic acquisition operating expense	39,872	12,584	90,493	34,061
Third party expenses	1,061	—	12,909	—
Data processing operating expenses	2,359	1,513	6,097	4,828
Depreciation and amortization expense	3,608	239	7,169	627
General and administrative	4,478	693	10,532	1,911

Total expenses	51,378	15,029	127,200	41,427

(Loss) income before sale of equipment	(966)	489	6,055	679
Gain on sale of equipment	—	—	2	—

(Loss) income from operations	(966)	489	6,057	679
Other income (expense):
Interest income	115	30	308	61
Other income	—	—	—	1
Interest expense	(1,861)	(103)	(2,301)	(297)
Foreign exchange gain	4	—	4	—
Other	(91)	—	(251)	—

Total other expense	(1,833)	(73)	(2,240)	(235)

(Loss) income before taxes	(2,799)	416	3,817	444
Provision for income taxes	(877)	—	1,837	—

Net (loss) income	(1,922)	416	1,980	444

Returns to preferred stockholders:
Dividend and accretion costs	—	(43)	—	(130)

(Loss) income applicable to common stockholders	$(1,922)	$373	$1,980	$314

Earnings (loss) per common share:
Basic	$(0.36)	$0.20	$0.37	$0.17
Diluted	$(0.34)	$0.13	$0.34	$0.11
Weighted average common shares and equivalents outstanding:
Basic	5,357	1,899	5,352	1,899
Diluted	5,611	2,848	5,781	2,838

See accompanying notes to the financial statements.

Geokinetics Inc.

Consolidated Statements of Cash Flows

(In thousands)

(Unaudited)

	Nine Months Ended September 30,
	2006	2005
OPERATING ACTIVITIES
Net Income	$1,980	$444
Adjustments to reconcile net income to net cash provided by (used in) operating activities
Depreciation and amortization	7,169	627
Stock-based compensation	1,184	—
Changes in operating assets and liabilities:
Accounts receivable and work in progress	(8,966)	(860)
Prepaid expenses and other assets	(3,895)	270
Accounts payable	(1,486)	3,348
Accrued liabilities and deferred revenue	(8,030)	870
Deferred income tax liability	1,016	—

Net cash (used in) provided by operating activities	(11,028)	4,699
INVESTING ACTIVITIES
Proceeds from sale of assets	40	—
Purchases of capital assets	(3,173)	(489)
Purchase of Grant Geophysical, Inc., net of cash acquired	(112,146)	—

Net cash used in investing activities	(115,279)	(489)
FINANCING ACTIVITIES
Proceeds from issuance of long-term debt	12,000	—
Proceeds from issuance of short-term debt	158,062	10
Proceeds from issuance of stock	58	—

Payments on capital leases	(7,177)	(681)
Princip al paid on long-term debt	(19,401)	(1,416)
Principal paid on short-term debt	(5,585)	(293)

Net cash provided by (used in) financing activities	137,957	(2,380)
Other comprehensive loss	(212)	(20)

Net increase in cash	11,438	1,810
Cash at beginning of period	11,001	2,400

Cash at end of period	$22,439	$4,210

        Supplemental disclosures related to cash flows:

        Equipment totaling $6,243 and $2,255 was acquired in the first nine months of 2006 and 2005, respectively, through the issuance of capital leases.

        Interest of $1,127 and $297 was paid in the first nine months of 2006 and 2005, respectively.

        Income taxes of $233 were paid in the first nine months of 2006. There were no income taxes paid in the first nine months of 2005.

See accompanying notes to the financial statements.

GEOKINETICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    Organization

        Geokinetics Inc. (the "Company"), a Delaware corporation, was incorporated in 1980. The Company is a technologically advanced provider of seismic data acquisition and high-end seismic data processing services to the oil and gas industry. The Company has the capacity to operate up to twelve seismic crews in North America and up to eight internationally. Capacity has been increased through the acquisitions of Trace Energy Services, Ltd. ("Trace") in December 2005 and Grant Geophysical, Inc. ("Grant") in September 2006.

2.    Basis of Presentation and Significant Accounting Policies

        The unaudited financial statements contained herein have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission. The accompanying financial statements include all adjustments which are, in the opinion of management, necessary to provide a fair presentation of the financial condition and results of operations for the periods presented. All such adjustments are of a normal recurring nature. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted in this Form 10-Q pursuant to the rules and regulations of the Securities and Exchange Commission. These financial statements should be read in conjunction with the financial statements and notes included in the Company's latest Annual Report on Form 10-K for the year ended December 31, 2005. The results of operations for the nine months ended September 30, 2006, are not necessarily indicative of the results to be expected for the full fiscal year ending December 31, 2006.

        The Company's March 31, 2006, Consolidated Statement of Operations has been restated to include $11.8 million of revenues and expenses related to third party costs, associated with the acquisition of Trace. The Company believes this presentation better reflects the requirements for the treatment of such third party costs in accordance with Emerging Issues Task Force (EITF 99-19), "Reporting Revenue Gross as a Principal versus Net as an Agent." For the quarter ended September 30, 2006, such third party costs amounted to $1.0 million.

        On November 3, 2006, the Company completed a reverse stock split ("reverse split") of the Company's common stock outstanding at a ratio of one share for every ten shares (see Note 10). All share amounts and per share amounts referred to are reflected as if the reverse split, discussed in Note 9, had been effective in the periods presented.

        Certain reclassifications have been made to prior periods financial statements to conform to the current presentation.

3.    Segment Information

        The following table sets forth the Company's significant information from reportable segments:

	For the Quarter Ended September 30, 2006 (in thousands)
	Data Acquisition
	North America	International	Data Processing	Corporate	Totals
Revenues	$39,536	$8,946	$1,930	$—	$50,412
Segment Profit (Loss)	$1,436	$872	$(522)	$(3,708)	$(1,922)
Segment Assets	$131,551	$111,835	$3,544	$22,077	$269,007
	For the Quarter Ended September 30, 2005 (in thousands)
	Data Acquisition
	North America	International	Data Processing	Corporate	Totals
Revenues	$14,667	$—	$851	$—	$15,518
Segment Profit (Loss)	$2,050	$—	$(996)	$(319)	$735
Segment Assets	$2,993	$—	$2,687	$5,216	$10,896
	For the Nine Months Ended September 30, 2006 (in thousands)
	Data Acquisition
	North America	International	Data Processing	Corporate	Totals
Revenues	$119,715	$8,946	$4,594	$—	$133,255
Segment Profit (Loss)	$8,582	$872	$(1,702)	$(5,772)	$1,980
Segment Assets	$131,551	$111,835	$3,544	$22,077	$269,007
	For the Nine Months Ended September 30, 2005 (in thousands)
	Data Acquisition
	North America	International	Data Processing	Corporate	Totals
Revenues	$38,988	$—	$3,118	$—	$42,106
Segment Profit (Loss)	$4,800	$—	$(2,690)	$(833)	$1,277
Segment Assets	$2,993	$—	$2,687	$5,216	$10,896

4.    Acquisitions

Grant Geophysical, Inc.

    General

        On September 8, 2006, the Company completed the acquisition of all of the issued and outstanding capital shares of stock of Grant Geophysical, Inc. and its subsidiaries ("Grant"), headquartered in Houston, Texas, for $125.0 million subject to adjustment for net debt and working capital. Through the acquisition, the Company increased the number of operational seismic data acquisition service crews and expanded its geographic coverage. Grant has operations in the United States, Western Canada, Latin America, Africa, the Middle East, Australia/New Zealand and the Far East, performs 2D and 3D seismic surveys in the land, transition zone and shallow water environments, using both analog and digital seismic equipment for a wide range of customers exploring for oil and gas reserves.

        Through Grant's acquisition, the Company added equipment that complements and expands its operational capabilities. Grant has long-standing relationships with its customers, which include national oil companies, major international oil companies and smaller independent E&P companies around the world. Additionally, Grant has a very experienced senior management team with vast experience working in land, transition zone and shallow water environments around the world. Please refer to Note 5 below for additional information related to the financing of this transaction.

    Purchase Price

        The Grant acquisition has been accounted for as a business combination. Assets acquired and liabilities assumed have been recorded at their fair values as of September 8, 2006.

        In accordance with the Stock Purchase Agreement, the Company completed the Grant acquisition for approximately $125.0 million of cash, subject to an adjustment for net debt and working capital.

        Under business combination accounting, the total purchase price was allocated to Grant's net tangible and identifiable intangible assets based on their estimated fair values as of September 8, 2006 as set forth below. The allocation of the purchase price was based upon an independent appraisal of the equipment, as well as the Company's estimates and assumptions.

        The excess of the purchase price over the net book value of Grant, which is not deductible for tax purposes, totaled approximately $103.5 million. Of this amount $30.7 million was allocated to property and equipment, $68.0 million was allocated to goodwill and $4.8 million was allocated to intangibles as detailed below.

In Thousands
Current assets	$44,221
Property, plant and equipment	61,887
Goodwill	67,971
Intangible assets	4,824
Other assets	526

Total assets acquired	$179,429
Current liabilities	$45,040
Other long-term liabilities	1,367
Deferred tax liability	9,287
Other comprehensive loss	(1,265)

Total liabilities assumed	$54,429

Purchase price	$125,000

        The following table sets forth the components of intangible assets associated with the acquisition at September 8, 2006 (in thousands).

Intangible Assets	Fair Value	Accumulated Amortization	Net Book Value	Useful Life
Goodwill	$67,971	N/A	$67,971	Indefinite
Data Library	2,410	37	2,373	4 years
Customer relationships	2,414	30	2,384	5 years

	$72,795	$67	$72,728

        $2.4 million of the purchase price was assigned to a data library and is subject to amortization with an expected life of four years, or in accordance with sales based on internal and external sales forecasts the Company has compiled, whichever is shorter. The fair value of intangible assets was based on an estimate of the value of data in the Company's library. Amortization of the intangible assets noted above will be $602,500 for each year unless sales result in this being accelerated.

        $2.4 million of the purchase price was assigned to customer relationships, which represented an estimate of the fair value of the relationships of Grant with its customers. The useful life assigned to these relationships is five years.

        The Company's management is in the process of completing the identification and allocation of the purchase price for Grant among the various components of intangible assets. In addition, Grant has approximately $47.5 million and $17.0 million of U.S. and non-U.S. operating loss carryforwards, respectively, which as of the date of Grant's purchase had a full valuation allowance applied to them.

Trace Energy Services, Ltd.

        On December 1, 2005, the Company completed the acquisition of all of the issued and outstanding common shares of stock of Trace for $35 million Canadian dollars which was paid in cash or by assuming certain existing indebtedness of Trace, subject to certain adjustments, and 100,000 shares of common stock. Headquartered in Calgary, Alberta, Canada, Trace provides seismic services to exploration and production companies in the oil, gas, and mining industries, and it specializes in the acquisition of land-based seismic surveys in North America. Trace is a leader in the market for next generation full-wave (multi-component) seismic technology. Through this acquisition, the Company has and will continue to expand its business into the Canadian Arctic, California, and the Appalachian Mountain regions. Trace is the only major contractor operating in California and the largest seismic contractor operating in much of the Appalachian Mountains region. These areas provide the Company with new business opportunities as well as the potential for long-term growth within each respective market. The acquisition of Trace is further described in the Company's Annual Report on Form 10-K for the year ended December 31, 2005.

        Upon completion of the Company's acquisition of Trace, the excess of the purchase price over the net book value of Trace totaled approximately $9.3 million. At December 1, 2005, the excess purchase price was allocated as follows: approximately $5.4 million to property and equipment, approximately $2.7 million to goodwill and approximately $1.2 million to intangibles (customer relationships). Subsequently, it has been determined that based on an equipment appraisal and other information, approximately $6.0 million should have been allocated to property and equipment and approximately $2.1 million to goodwill. As a result, during the first quarter of 2006, property and equipment have been increased by approximately $600,000 and goodwill has been decreased by approximately $600,000. The additional $600,000 of property and equipment will be depreciated over an average of 5 years.

5.    Debt

    Senior Subordinated Loan Agreement

        On September 8, 2006, Geokinetics entered into a Senior Subordinated Loan Agreement (the "Senior Loan Agreement") with Avista Capital Partners, L.P. and Avista Capital Partners (Offshore), L.P., as lenders. The Senior Loan Agreement provided for an unsecured loan (the "Senior Bridge Loan") to Geokinetics in the original principal amount of $55.0 million. Each of Geokinetics' principal subsidiaries, including Grant, agreed to guarantee Geokinetics' obligations under the Senior Loan Agreement. Upon refinancing of the Junior Loan Agreement described below, the principal balance under the Senior Loan Agreement will be exchanged to convertible preferred stock. The Company is currently in the process of trying to refinance the Junior Loan Agreement.

        The proceeds of the Senior Loan Agreement, together with the proceeds of the Junior Bridge Loan described below, were used to (i) pay the purchase price for the capital stock of Grant (as described in Note 4), (ii) repay approximately $12.0 million of Geokinetics' indebtedness to PNC under the PNC Credit Agreement; and (iii) pay certain fees and expenses related to the Grant Acquisition. The remainder of the proceeds of the Senior Loan Agreement and the Junior Bridge Loan (described below) were retained by Geokinetics for working capital. The Senior Loan Agreement becomes due on September 8, 2007.

    Junior Subordinated Loan Agreement

        On September 8, 2006, Geokinetics Holdings, Inc. ("Borrower"), a wholly-owned subsidiary of Geokinetics, entered into a Credit Agreement (the "Junior Loan Agreement") with Avista Capital Partners, L.P., Avista Capital Partners (Offshore), L.P., and Royal Bank of Canada, as lenders. The Junior Loan Agreement provided for an unsecured loan (the "Junior Bridge Loan") to the Borrower in the original principal amount of $100.0 million. Geokinetics and each of its other principal subsidiaries, including Grant, agreed to guaranty the Borrower's obligations under the Junior Loan Agreement.

        The proceeds of the Junior Bridge Loan were used for the same purposes as the proceeds of the Senior Loan Agreement described above. The Junior Bridge Loan becomes due on September 8, 2007. The Company is currently in the process of trying to refinance the Junior Bridge Loan with a longer term debt instrument.

    Amendment of Credit Agreement

        On September 8, 2006, Geokinetics and its principal subsidiaries entered into a Joinder and Amendment No. 1 to Revolving Credit, Term Loan and Security Agreement (the "First Amendment") to that certain Revolving Credit, Term Loan and Security Agreement dated as of June 12, 2006 (the "PNC Credit Agreement"), between Geokinetics and PNC Bank, National Association ("PNC"). Under the First Amendment, Geokinetics agreed to (i) pay approximately $12.0 million of indebtedness to PNC secured by the equipment of Geokinetics' principal operating subsidiaries; (ii) add Grant and the domestic subsidiaries of Grant as parties to the Loan Agreement, as amended; and (iii) pledge the accounts receivable of Grant and its domestic subsidiaries and the capital stock of Grant and its wholly-owned subsidiary, Grant Geophysical (Int'l), Inc., as additional security for repayment of the remaining indebtedness of Geokinetics under the Credit Agreement, as amended. Under the First Amendment, PNC agreed to (i) consent to Geokinetics incurring the Senior Loan Agreement and the Junior Bridge Loan, as described above; (ii) consent to Geokinetics' acquisition of Grant; (iii) modify certain financial covenants of Geokinetics under the Credit Agreement; (iv) authorize an increased level of capital expenditures by Geokinetics and its subsidiaries during 2006 and 2007; and (v) amended the maturity date of the Credit Agreement to the earlier of (a) September 8, 2007 and (b) the date upon which any portion of the Senior Bridge Loan is refinanced.

    Capital Leases

        On July 25, 2006, Quantum, a wholly-owned subsidiary of the Company, entered into an equipment lease agreement effective July 28, 2006 with CIT Group/Equipment Financing, Inc. (the "CIT lease"). The parties entered into the lease with respect to the purchase of seismic data acquisition equipment. The term of the lease is three years, beginning on July 28, 2006 and ending on July 28, 2009 with a purchase option at the expiration of the lease term. Payments under the lease total approximately $6.8 million and are payable in 36 equal monthly payments of $190,017. The first rental payment was due August 28, 2006, and the remaining payments are due on the 28th of each month until paid in full. The Company and each of its principal subsidiaries are guarantors of Quantum's obligations under the lease.

        At September 30, 2006, including the CIT lease described above, the Company had long term capital leases in the amount of $6.1 million, including $2.1 million in current maturities, with annual interest rates ranging from 8% to 14%.

        The Company's current portion of notes payable, long-term debt and capital lease obligations total $159.5 million at September 30, 2006, of which $155.5 million, consisting of the Senior Loan Agreement and the Junior Loan Agreement, is due on September 8, 2007.

        The Company is in the process of refinancing $100.0 million of this debt (the Junior Loan Agreement) into a longer term debt instrument. Upon completion of this refinancing, approximately $55.5 million of this debt (the Senior Loan Agreement) will be required to be exchanged for convertible preferred stock. In the event this process is not successful, the Company could face liquidity problems, however management believes that there are a number of viable refinancing options. However, there can be no assurances that the Company can refinance the above mentioned debt.

6.    Temporary Equity, Warrants and Registration Rights Agreement

        In two closings on December 1, and December 8, 2005, the Company completed a private placement of $30.8 million of its common stock and warrants to purchase common stock, net of offering costs of approximately $1.9 million and 27,405 warrants issued. The Company sold 2,467,000 shares of its common stock at a per share price of $12.50, and warrants to purchase an additional 246,700 shares of common stock. The warrants are exercisable at a price of $20.00 per share, may be exercised at any time and expire five years after the date of issuance.

        The Company used the net proceeds to fund the acquisition of Trace, which closed simultaneously with the private placement, pay off certain equipment debt and provide the Company with additional working capital.

        The Company considered the warrant agreement to be a derivative and classified the warrants as a liability at fair value on the balance sheet at December 31, 2005. Information regarding the valuation of the warrants is as follows:

	2005
	December 1,	December 31,
Weighted Average Fair Value of Warrants	$18.90	$24.00
Black Scholes Assumptions:
Dividend Rate	—	—
Average Risk Free Interest Rate	4.44%	4.35%
Average Volatility	159%	159%
Contractual Life in Years	5.0	4.9

        As of December 31, 2005, the change in the fair value of the warrants between December 1, and December 31, was reflected as a warrant expense in the Company's 2005 statement of operations.

        As of December 31, 2005, the unregistered issued shares of common stock were classified as temporary equity due to the liquidated damages provision in the Company's registration right agreements.

        On December 30, 2005, the Company filed a registration statement on Form S-1, registering for resale the shares of common stock acquired by the selling shareholders as well as the shares of common stock to be issued upon exercise of the warrants. However since the registration statement was not declared effective within the term of 150 days of the filing date, the Company was required to pay each purchaser an amount of liquidated damages in cash equal to the aggregate purchase price of such purchaser's securities multiplied by 2% for every thirty days that the registration statement was unavailable for sales.

        In March of 2006, the Company negotiated a cap on the payment of liquidated damages and therefore, during the first quarter of 2006, the common stock and warrants were reclassified as permanent equity.

        During June 2006, the Company negotiated a waiver of liquidated damages with the holders of approximately 95% of the common stock and warrants. Consequently, no liquidating damages were paid to such holders for the period December 31, 2005 to July 10, 2006. An aggregate of $28,501 in liquidating damages was paid to the remaining holders of shares of common stock purchased in the 2005 private placement that did not execute a waiver of liquidating damages.

        The Company paid an aggregate of $347,250 in liquidating damages to all investors in the December private placement for the period July 11 through July 27, 2006, the date when the registration statement was declared effective by the SEC.

7.    Stock Based Compensation

        In December 2004, the Financial Accounting Standards Board ("FASB") issued FASB Statement No. 123 (revised 2004), Share-Based Payment ("FAS 123(R)" or the Statement). FAS 123(R) requires that the compensation cost relating to stock-based payment transactions, including grants of employee stock options to be recognized in financial statements. That cost is measured based on the fair value of the equity instruments issued. FAS 123(R) allows two methods for determining the effects of the transition: the modified prospective transition method and the modified retrospective method of transition. The Company adopted FAS 123(R) on a prospective basis beginning January 1, 2006 for stock-based compensation awards granted after that date and for unvested awards outstanding at that date using the modified prospective transition method. The Company recognizes the fair value of stock-based compensation awards as compensation expense in its statement of operations on a straight line basis over the vesting period.

        Prior to January 1, 2006, the Company accounted for stock-based compensation utilizing the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations. Under APB 25, no compensation expense was recognized for stock-based compensation during the first nine months of 2005. The following pro forma information, as required by Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" ("SFAS 123"), as amended by Statement of Financial Accounting Standards No. 148 ("SFAS 148"), presents net income and earnings per share information as if the stock options issued since March 18, 2003 were accounted for using the fair value method. The fair value of stock options issued for each year was estimated at the date of grant using the Black-Scholes option pricing model. The SFAS 123 pro forma information for the three and nine months ended September 30, 2005 is a follows:

	Three Months Ended September 30, 2005	Nine Months Ended September 30, 2005
Net income as reported	$372,857	$314,093
Less compensation cost determined under the fair value method	(55,413)	(166,238)

Pro forma net income	$317,444	$147,855

Basic earnings per share:
As reported	$0.20	$0.17
Pro forma	$0.17	$0.08
Diluted earnings per share:
As reported	$0.13	$0.11
Pro forma	$0.11	$0.05

        The adoption of SFAS 123(R) in the first quarter of fiscal year 2006 resulted in prospective changes in the Company's accounting for stock-based compensation awards including recording stock-based compensation expense related to stock options that became vested during the quarter on a prospective basis. The adoption of SFAS 123(R) resulted in the recognition of compensation expense of $366,683, or $0.07 per share, in compensation costs in the Statement of Operations for the three months ended September 30, 2006 and $1.1 million or $0.21 per share for the nine month period ended September 30, 2006. In accordance with the modified prospective transition method of SFAS 123(R), prior period amounts have not been restated to reflect the recognition of stock-based compensation costs. The total cost related to non-vested awards not yet recognized at September 30, 2006 is approximately $1.6 million which is expected to be recognized over a weighted average of 1.28 years.

        Because the Company maintained a full valuation allowance on its U.S. deferred tax assets, the Company did not recognize any tax benefit related to stock-based compensation expense for the nine months ended September 30, 2006.

        The Company adopted the 2002 Stock Awards Plan ("Plan") during March 2003, which provides for granting to directors, officers and select employees (i) incentive stock options, (ii) nonqualified stock options, (iii) stock appreciation rights, (iv) restricted stock awards, (v) phantom stock awards or (vi) any combination of the foregoing. The Plan originally provided options to purchase a total of 335,156 shares of common stock of the Company. In November, 2005, the Company's Board of Directors approved an amendment to the Plan which increased the number of shares of common stock available for grant from 335,156 shares to 558,157 shares and, subject to approval of such amendment at the next annual meeting of the stockholders of the Company, the Board began granting additional options under the Plan. In September 2006, the Company's Board of Directors approved another amendment to the Plan which increased the number of shares of common stock available for grant from 558,157 shares to 800,000 shares, and subject to approval of such amendment at the next annual meeting of the stockholders of the Company, the Board began granting additional options under the Plan. The price at which a share of common stock may be purchased upon exercise of an incentive stock option or a nonqualified stock option is determined by the Board, but may not be less than, in the case of incentive stock options, the fair market value of common stock subject to the stock option on the date the stock option is granted. Options are generally exercisable over a three-year period from the date of grant and the options expire generally ten years from the date of grant.

        The fair value of each option award is estimated on the date of grant using a Black-Scholes option pricing model. Expected volatilities are based on a number of factors, including historical volatility of the Company's stock. The Company uses historical data to estimate option exercise and employee termination for determining the estimated forfeitures. The Company uses the "shortcut" method described in SAB Topic 14D.2 for determining the expected life used in the valuation model. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of the grant. As the Company has not declared dividends since it became a public entity, no dividend yield is used in the calculation. For the options granted during the second quarter of 2006, the following criteria was utilized: (i) an average risk free interest rate of 4.6%, (ii) an average volatility of 159% and (iii) an average contractual life of 5.9 years. Options were exercised during the quarter ended September 30, 2006.

Option activity for the three months and nine months ended September 30, 2006 are summarized as follows:

        For the quarter ended September 30, 2006:

	Number of Options	Weighted Average Price
Balance as of June 30, 2006	537,512	$6.50
Expired	—	—
Forfeited	(11,667)	2.50
Exercised	(23,333)	2.50
Granted	—	—

Balance as of September 30, 2006	502,512	$6.80

        For the nine months ended September 30, 2006:

	Number of Options	Weighted Average Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Balance as of December 31, 2005	524,512	$6.10
Expired	—	—
Forfeited	(11,667)	2.50
Exercised	(23,333)	2.50
Granted	13,000	21.30

Balance as of September 30, 2006	502,512	$6.80	8.25	$5,125,624

Exercisable as of September 30, 2006	282,002	$4.60	7.84	$3,496,820

        The weighted average grant date fair value of options granted during the first nine months of 2006 was $30.80 The fair value of options vested during the first nine months of 2006 totaled $186,721.

        As part of the acquisition of Grant, the Company granted 159,750 shares of restricted stock to management and key employees. Additionally, the Company granted an additional 28,121 shares of restricted stock as management incentives and compensation for directors serving on the Company's Board of Directors. On November 1, 2006, Stockholders of Geokinetics' common stock approved an amendment to Geokinetics' 2002 Stock Awards Plan to increase the number of shares authorized for the Plan to 800,000 shares of Common Stock. Additionally, the Stockholders approved an amendment to Geokinetics' Certificate of Incorporation to effect a reverse stock split of the Company's Common Stock at a ratio of 1-for-10. The Company recorded compensation expense of $63,768 or $0.01 per share in September, 2006, related to these restricted stock awards.

        For the quarter ended September 30, 2006:

Number of Shares of Restricted Stock
Balance as of June 30, 2006	—
Forfeited	—
Vested	—
Granted	187,871

Balance as of September 30, 2006	187,871

        For the nine months ended September 30, 2006:

Number of Shares of Restricted Stock
Balance as of December 31, 2005	—
Forfeited	—
Vested	—
Granted	187,871

Balance as of September 30, 2006	187,871

8.    Comprehensive Income

        SFAS 130 "Reporting Comprehensive Income" establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income generally represents all changes in stockholders equity (deficit) during the period except those resulting from investments by, or distributions to, stockholders. The Company has comprehensive income related to changes in foreign currency to U.S. dollar exchange rates, which is recorded as follows (in thousands):

	Three Months Ended September 30
	2006	2005
Net income	$(1,922)	$416
Foreign currency translation adjustment	(1,147)	(25)

Comprehensive income	$(3,069)	$391

	Nine Months Ended September 30
	2006	2005
Net income	$1,980	$444
Foreign currency translation adjustment	(594)	(49)

Comprehensive income	$1,386	$395

9.    Earnings (Loss) per Common Share

        The Company accounts for earnings per share in accordance with Statement of Financial Accounting Standards No. 128, "Earnings per Share" (Statement 128). Statement 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share is similar to the previously reported fully diluted earnings per share. All earnings per share amounts for all periods have been presented, and when appropriate, restated to conform to the Statement 128 requirements.

        The following table sets forth the computation of basic and diluted earnings (loss) per common share (in thousands except per share amounts):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2006	2005	2006	2005
Numerator:
(Loss) Income applicable to common Stockholders	$(1,922)	$373	$1,980	$314
Denominator:
Denominator for basic (loss) earnings per common share	5,357	1,899	5,352	1,899
Effect of dilutive securities
Employee stock options	234	116	333	106
Warrants	20	—	96	—
Convertible preferred stock	—	833	—	833

Denominator for diluted (loss) earnings	5,611	2,848	5,781	2,838
(Loss) Earnings per common share
Basic	$(0.36)	$0.20	$0.37	$0.17
Diluted	$(0.34)	$0.13	$0.34	$0.11

10.    Subsequent Events

        Effective October 27, 2006, David A. Johnson, President and CEO did a cashless exercise of 134,062 incentive stock options at an exercise price of $0.60 per share. The cashless exercise resulted in 129,258 shares of common stock being issued to Mr. Johnson.

        On November 1, 2006, the Company's stockholders approved an amendment to Geokinetics' 2002 Stock Awards Plan to increase the number of shares authorized for the Plan to 800,000 shares of Common Stock on a pre-reverse split basis.

        Additionally, the stockholders approved a reverse stock split of the Company's common stock outstanding at a ratio of one share for every ten shares outstanding at the Company's 2006 Annual Meeting of Stockholders held on November 1, 2006. The Company's Certificate of Incorporation was amended to effect the reverse split effective at 5:00 p.m. (CST) on November 3, 2006.

        The Stock Purchase Agreement entered into in relation to the acquisition of Grant provided various mechanisms for the subsequent adjustment of the purchase price. No adjustment has been agreed to at the present time, however, it is expected that an adjustment to the purchase price will occur, at which time the Company's allocation of the purchase price may be adjusted.

Independent Auditor's Report

To the Board of Directors of
Grant Geophysical, Inc.
Houston, Texas

        We have audited the accompanying consolidated balance sheets of Grant Geophysical, Inc. and subsidiaries (the "Company") as of December 31, 2005 and 2004, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the last three years ended December 31, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Grant Geophysical, Inc. and subsidiaries as of December 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the last three years ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

/s/ UHY Mann Frankfort Stein & Lipp CPAs LLP

Houston, Texas
April 14, 2006

Grant Geophysical, Inc. and subsidiaries

Consolidated Balance Sheets

(In Thousands, except for share amounts)

	December 31,
	2005	2004
ASSETS
Current assets:
Cash and cash equivalents	$6,653	$7,865
Restricted cash	949	463
Accounts receivable:
Trade, net of allowance for doubtful accounts of $513 and $359 at December 31, 2005 and 2004, respectively	25,659	20,725
Other	1,635	1,999
Inventory	428	421
Prepaid and other current assets	3,885	2,427
Work in process	5,920	4,702

Total current assets	45,129	38,602
Property, Plant and Equipment
Land	—	200
Buildings and improvements	208	1,257
Plant facilities and store fixtures	1,337	1,209
Machinery and equipment	90,696	81,104

	92,241	83,770
Less: accumulated depreciation	68,331	63,810

Net Property, Plant and Equipment	23,910	19,960
Other Assets	24	77

TOTAL ASSETS	$69,063	$58,639

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Notes payable, current portion of long-term debt and capital lease	$11,770	$10,089
Accounts payable	7,952	6,883
Accrued expenses	12,879	11,478
Accrued interest	2	76
Unearned revenue	4,884	10,615
Foreign income taxes payable	3,247	217

Total current liabilities	40,734	39,358
Long-term debt and capital lease obligations	7,666	10,023
Other liabilities and deferred credits	1,022	863

Total liabilities	49,422	50,244
Stockholders' equity:
Preferred stock, $.001 par value. Authorized 5,000,000 shares 8% convertible preferred series, liquidation value $100 per share; issued and outstanding 0 and 3,464 at December 31, 2005 and 2004, respectively	—	354
Common stock, $.001 par value. Authorized 5,000,000 shares; issued and outstanding 2,769 shares at December 31, 2005 and 2004, respectively	—	—
Additional paid-in capital	179,126	178,769
Accumulated deficit	(158,220)	(169,364)
Accumulated other comprehensive loss	(1,265)	(1,364)

Total stockholders' equity	19,641	8,395

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$69,063	$58,639

See accompanying notes to consolidated financial statements.

Grant Geophysical, Inc. and subsidiaries

Consolidated Statements of Operations

(In Thousands)

	Years ended December 31,
	2005	2004	2003
Revenues
Seismic acquisition	$127,316	$78,017	$63,355

Total revenues	127,316	78,017	63,355
Expenses
Seismic operating expenses	93,572	67,107	51,709
Depreciation and amortization	8,628	7,918	10,770
General and administrative	10,579	7,482	9,956

Total expenses	112,779	82,507	72,435

Operating (loss) income	14,537	(4,490)	(9,080)
Gain on sale of assets	1,558	933	1,659

Income (loss) from operations	16,095	(3,557)	(7,421)
Interest expense	(1,294)	(1,011)	(7,038)
Interest income	182	145	171
Gain on forgiveness of debt	—	—	42,651
Other income (expense)	(435)	94	961

Total other (expenses) income	(1,547)	(772)	36,745
Income (loss) before income tax	14,548	(4,329)	29,324
Provision for income tax	3,376	897	774

Net income (loss)	$11,172	$(5,226)	$28,550

See accompanying notes to consolidated financial statements.

Grant Geophysical, Inc. and subsidiaries

Consolidated Statements of Stockholders' Equity

(In Thousands)

	Cumulative Pay-in-Kind Preferred Stock	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
Balances at January 1, 2003	$67,155	$15	$58,867	$(186,886)	$(2,094)	$(62,943)
Issuance of preferred stock dividends	5,775	—	—	(5,775)	—	—
Conversion of preferred stock	(72,603)	—	72,603	—	—	—
Conversion of convertible demand note	—	—	4,754	—	—	4,754
Capital contributions	—	—	42,537	—	—	42,537
Reverse stock split	—	(15)	15	—	—	—
Cancellation of stock options	—	—	(7)	—	—	(7)
Translation adjustment	—	—	—	—	514	514
						—
Net loss	—	—	—	28,550	—	28,550

Comprehensive loss						29,064

Balances at December 31, 2003	327	—	178,769	(164,111)	(1,580)	13,405
Issuance of preferred stock dividends	27	—	—	(27)	—	—
Translation adjustment	—	—	—	—	216	216
						—
Net income	—	—	—	(5,226)	—	(5,226)

Comprehensive income						(5,010)

Balances at December 31, 2004	354	—	178,769	(169,364)	(1,364)	8,395

Issuance of preferred stock dividends	28	—	—	(28)	—	—
Conversion of preferred stock	(357)	—	357	—	—	—
Redemption of preferred stock	(25)	—	—	—	—	(25)
Translation adjustment	—	—	—	—	99	99
Net income	—	—	—	11,172	—	11,172

Comprehensive income						11,271

Balances at December 31, 2005	$—	$—	$179,126	$(158,220)	$(1,265)	$19,641

See accompanying notes to consolidated financial statements.

Grant Geophysical, Inc. and subsidiaries

Consolidated Statements of Cash Flows

(In Thousands)

	Year ended December 31,
	2005	2004	2003
Cash Flow from Operating Activities
Net income (loss)	$11,172	$(5,226)	$28,550
Adjustment to reconcilie net income (loss) to net cash provided by operating activities:
Provisions for doubtful accounts	154	36	36
Depreciation and amortization	8,628	7,918	10,298
Amortization of multi-client data liabrary	—	—	472
Gain on the sale of fixed assets	(1,558)	(933)	(1,659)
Gain on the forgiveness of debt	—	—	(42,651)
Foreign exchange loss	663	409	112
Cancellation of stock options	—	—	(7)
Other non-cash item	—	—	26
Changes in operating assets and liabilities:
Accounts receivable	(4,724)	(14,223)	7,345
Inventories	(7)	(123)	213
Prepaid expenses	(1,458)	(400)	159
Work in process	(1,218)	(3,096)	(499)
Other assets	53	(72)	792
Accounts payable	1,069	3,221	(2,639)
Accrued expenses	(4,404)	14,195	1,268
Foreign income taxes payable	3,030	(138)	(2,161)
Other liabilities and deferred credits	159	481	(477)

Net cash (used in) provided by operating activities	11,559	2,049	(822)
Cash flows from investing activities
Capital expenditures	(5,646)	(4,058)	(1,309)
Proceeds from the sales of property and equipment	2,434	1,835	3,042
Change to restricted cash	(486)	(463)	858

Net cash used in investing activities	(3,698)	(2,686)	2,591
Cash flows from financing activities
Borrowings made during the period	16,722	13,515	6,466
Repayment on borrowings during the period	(25,196)	(7,800)	(11,531)
Redemptions of preferred stock	(25)	—	—

Net cash provided by (used in) financing activities	(8,499)	5,715	(5,065)
Effect of foreign currency on cash	(574)	(209)	(113)

Net (decrease) increase in cash and cash equivalents	(1,212)	4,869	(3,409)
Cash and cash equivalents, beginning of year	7,865	2,996	6,405

Cash and cash equivalents, end of year	$6,653	$7,865	$2,996

Non-cash investing and financing activities consisted of the following:
Property and equipment acquired through issuance of debt	$7,798	$4,314	$5,430

Dividends paid in preferred in kind	$28	$27	$5,775

Conversion of preferred stock	$357	$—	$72,603

Retirement of common stock	$—	$—	$15

See accompanying notes to consolidated financial statements.

Grant Geophysical, Inc. and subsidiaries

Notes to Consolidated Financial Statements

Years ended December 31, 2005, 2004 and 2003

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Nature of Operations:    Grant Geophysical, Inc., a Delaware corporation (together with its subsidiaries, "Grant," or the "Company"), is a provider of seismic data acquisition services in land and transition zone environments in selected markets, including the United States, Canada, Latin America, Africa, the Middle East and the Far East. Through its predecessors, including GGI Liquidating Corporation ("GGI"), and its acquired subsidiary, Solid State Geophysical, Inc. ("Solid State"), together with their respective subsidiaries, the Company has participated in the seismic data acquisition services business in the United States, Canada, Latin America, Europe, the Far East, the Middle East, and Africa.

        Principles of Consolidation:    The accompanying consolidated financial statements include the accounts of the Company and all of its majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

        Revenues:    Revenue from cancelable exclusive seismic surveys is recognized as the services are performed or, when applicable, in accordance with contract terms. Anticipated losses on survey contracts are recognized when such losses are determinable. Revenue from non-cancelable exclusive and non-exclusive seismic surveys is recognized in accordance with the percentage of completion method of accounting based upon costs incurred as a percentage of total estimated costs. The Company does not currently have any non-cancelable contracts and they are not common for the Company.

        Revenue from the licensing of multi-client data surveys is recognized upon issuance of the license and when the Company obtains a non-cancelable commitment from the customer.

        In some cases, the Company utilizes third parties to market the multi-client data surveys the Company owns with a revenue sharing agreement in place with the third party and in one case, the Company maintains a revenue sharing in data that it previously sold to a third party. As of December 31, 2005, 2004 and 2003, the Company's revenues include $4.4, $0.7 and $1.1 million, respectively, of revenues received under these revenue sharing agreements. One of the Company's revenue sharing agreements calls for changes in the revenue sharing percentages at varying levels of cumulative sales. Therefore, current or past revenue levels related to these revenue sharing agreements are not necessarily indicative of future sales.

        Cash and Cash Equivalents:    For purposes of the consolidated statements of cash flows, all highly liquid investments with an original maturity of three months or less are considered to be cash equivalents.

        The Company maintains deposits in banks which may exceed the amount of federal deposit insurance available. Management believes that any potential deposit loss is minimal.

        Restricted Cash:    At December 31, 2005, 2004 and 2003, restricted cash was $948,617 and $462,740 and $0, respectively, which included amounts held as collateral for letters of credit or performance guarantees.

        Allowance for Doubtful Accounts:    Earnings are charged with a provision for doubtful accounts based upon current review of collectibility of accounts. Accounts deemed uncollectible are applied against the allowance for doubtful accounts.

        Inventory:    Inventory, which consists primarily of miscellaneous supplies, is stated at the lower of cost or market. Cost is determined using the specific identification method.

        Work in Process:    Expenses related to the work in progress of seismic crews are deferred and recognized over the performance of the contract.

        Property, Plant and Equipment:    Property, plant and equipment are stated at cost. Plant and equipment under capital leases are stated at the present value of future minimum lease payments at the inception of the lease.

        Depreciation is provided principally by the straight-line method over the estimated useful lives of the various classes of assets as follows:

Buildings and improvements	5-20 years
Data processing equipment	3-5 years
Plant facilities and store fixtures	5-10 years
Seismic exploration and transportation equipment	3-10 years

        Plant and equipment held under capital leases are amortized using the straight-line method over the shorter of the lease term or estimated useful life of the asset. Expenditures for maintenance and repairs are charged to operations. Betterments and major renewals are capitalized. Amortization of assets recorded under capital leases is included in depreciation and amortization expense. Depreciation expense on property, plant and equipment for the years ended December 31,2005, 2004, and 2003, was $8.6 million, $7.9 million, and $10.3 million respectively.

        Multi-Client Data Library:    The Company's multi-client data library was fully amortized in 2003 and no additional multi-client data was acquired during the years 2005 and 2004.

        Asset Impairment:    In accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets" the Company evaluates the recoverability of property and equipment, and other long-lived assets if facts and circumstances indicate that any of those assets might be impaired. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset are compared to the asset's carrying amount to determine if an impairment of such property is necessary. The effect of any impairment would be to expense the difference between the fair value of such property and its carrying value. There were no impairment charges during 2005, 2004 or 2003.

        Use of Estimates:    The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        The more significant areas requiring the use of management estimates relate to estimated future net cash flows related to long-lived assets and valuation allowances for deferred tax assets. Actual results could differ materially from these estimates making it reasonably possible that a change in these estimates could occur in the near term.

        Advertising:    Advertising costs are expensed as incurred. Advertising costs totaled $210,353, $130,734 and $138,259 for the years ended December 31, 2005, 2004 and 2003, respectively.

        Reclassifications:    Certain amounts in the 2004 and 2003 consolidated financial statements have been reclassified to conform to classifications in the 2005 consolidated financial statements.

        Foreign Exchange Gains and Losses:    The United States ("U.S.") dollar is the Company's primary functional currency in all foreign locations with the exception of its Canadian subsidiary. In accordance with SFAS No. 52, "Foreign Currency Translation", those foreign entities (other than Canada) translate property and equipment (and related depreciation) and inventories into U.S. dollars at the exchange rate in effect at the time of their acquisition, while other assets and liabilities are translated at year-end rates. Operating results (other than depreciation) are translated at the average rates of exchange prevailing during the year. Re-measurement gains and losses are included in the determination of net income and are reflected in "Other Income (Expense)". The Canadian subsidiary uses the Canadian dollar as functional currency and translate all monetary and non-monetary assets and liabilities at year-end exchange rates, and operating results at average exchange rates prevailing during the year in accordance with SFAS No. 52. Adjustments resulting from the translation of Canadian assets and liabilities are recorded as Accumulated Other Comprehensive Income (Loss) account in Stockholders' Equity.

        Income Taxes:    Under the asset and liability method required by SFAS No. 109 "Accounting for Income Taxes", deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company considers the undistributed earnings of its foreign subsidiaries to be permanently reinvested.

NOTE B — SIGNIFICANT RISKS AND MANAGEMENT'S PLANS

        The Company has incurred significant losses from operations in the past. These losses stem primarily from depressed market conditions and lower contract prices. Management believes that restructuring initiatives and improved market conditions have played an important role in allowing the Company to return to profitability.

        The Company's products and services are highly competitive and characterized by continual changes in technology. Competitive pressures or other factors such as entry of new competitors, currency fluctuations, government exchange controls, local labor laws and political risk may result in significant price competition that could have a material adverse effect on the Company's operations and financial condition.

        Future technological advances could require the Company to make significant capital expenditures to remain competitive. The Company competes in a capital intensive industry. The development of seismic data acquisition equipment has been characterized by rapid technological advancements in recent years, and the Company expects this trend to continue.

        The liquidity of the Company should be considered in light of the cyclical nature of demand for land and transition zone seismic services. These fluctuations have impacted the Company's liquidity as supply and demand factors directly affect pricing.

        The Company's ability to meet its obligations depends on its future performance, which in turn is subject to general economic conditions, activity levels in the oil and gas exploration sector, and other factors beyond the Company's control. While management believes there has been a global and industry-wide improvement in market conditions for seismic services, funds to finance operations are expected to remain limited through 2006.

        See Note D for discussion of the Company's credit facility. Management believes that this facility will be sufficient to meet its obligations and working capital requirements through January 2007.

NOTE C — CUSTOMER AND VENDOR CONCENTRATIONS

        For the years ended December 31, 2005 and 2004, revenues from three customers totaled approximately $49 and $27 million, representing 39% and 35%, respectively, of total revenues. For the year ended December 31, 2003, revenues from two customers totaled approximately $29 million, representing 40% of total revenues.

        The Company purchases a large amount of equipment and inventory from a relative small number of suppliers. However, the Company believes there are adequate alternatives available.

NOTE D — DEBT AND OTHER FINANCINGS

        A summary of notes payable, long-term debt, and capital lease obligations is as follows (in thousands):

	December 31,
	2005	2004	2003
Revolving Credit Lines and Term Loans:
U.S. Operations
Credit Facility with shareholder — 5.0%	$5,250	$5,500	$—
Equipment notes payable — 7.75% to 8.75% (9.25% in 2004)	6,570	3,830	957
Other notes payable — 6.5% to 10.38%	—	997	980
Capital lease obligations — 6.22% to 14.79%	3,316	6,115	8,146

	15,136	16,442	10,083
Non-U.S. Operations:
Short-term bank borrowings	1,438	1,809	—
Credit facilities	2,862	1,861	—

	4,300	3,670	—

Total Debt	19,436	20,112	10,083
Less: current portion	(11,770)	(10,089)	(2,995)

Notes payable, long-term debt and capital lease obligations excluding current portion	$7,666	$10,023	$7,088

    U.S. Operations:

        Credit facility with shareholder:    On May 7, 2004, the Company entered into a loan agreement with one of its shareholders for the issuance of a $6 million revolving credit note. Under the facility, the Company can draw up to $5 million as necessary for working capital requirements and an additional $1 million, at the sole discretion of the shareholder. All of the assets of the Company are being held as collateral under this facility, the facility will mature on May 6, 2007, and any unpaid principal and interest is due on that date.

        During 2003, the Company was in negotiations with its main shareholder and the holders of certain Senior Notes issued by the Company regarding the $43.7 million of Senior Notes outstanding. On October 13, 2003, the Company issued Convertible Demand Notes (the "Demand Notes") to its shareholders totaling $4.7 million. The majority of the proceeds from the Demand Notes were used to repurchase the Senior Notes leaving none outstanding as of December 31, 2003. The repurchase of the Senior Notes resulted in a pre-tax gain on forgiveness of debt amounting to $42.7 million.

        On December 5, 2003, the shareholders exercised their conversion rights under the Demand Notes and converted the outstanding principal and interest amounts into additional shares of common stock in the Company and through execution of the Grant Contribution Agreement (the "Contribution Agreement"), contributed all amounts outstanding, including principal and interest, under a certain credit facility issued to the Company, to the Additional Paid-In Capital of the Company, including an agreement for the sale, with recourse retained, of certain of its foreign accounts receivable.

        Equipment notes and capital leases:    The Company has certain equipment notes payable and capital lease obligations which are primarily related to the acquisition of seismic recording equipment.

        At December 2005, 2004 and 2003, the cost of capitalized leases was $13.6, $13.2 and $12.6 million, respectively, and the accumulated amortization was $9.0, $6.6 and $3.9 million at December 31, 2005, 2004 and 2003, respectively.

    Non-U.S. Operations:

        Short term borrowings:    As of December 31, 2005 and 2004, the short term borrowings were contracted by Latin American branches at annual interest rates ranging from 8.5% up to 10%. (9.5% to 27% in 2004).

        Credit facilities:    Credit facilities as of December 31, 2005 consisted of a credit facility that was contracted by a Far East subsidiary for an amount up to $3,180,000, maturing February 2006. As of December 31, 2004, this consisted of a credit facility that was contracted by a Latin American branch for an amount up to $1,861,000.

        As of December 31, 2005, the maturities of the Company's credit facilities, notes payable and capital lease obligations are as follows (in thousands):

Year Ending December 31,	Credit Facilities	Notes Payable	Capital Leases	Total
2006	$5,903	$3,358	$2,509	$11,770
2007	6,116	472	1,060	7,648
2008	—	—	7	7
2009	—	—	7	7
2010	—	—	4	4

	$12,019	$3,830	$3,587	$19,436

NOTE E — INCOME TAXES

        The amounts of income (loss) before income taxes attributable to domestic and foreign operations are as follows (in thousands):

	Year Ended December 31,
	2005	2004	2003
Domestic	$1,325	$(3,316)	$35,171
Foreign	13,223	(1,013)	(5,847)

	$14,548	$(4,329)	$29,324

        The components of income tax expense are as follows (in thousands):

	Year Ended December 31,
	2005	2004	2003
Current:
Federal	$452	$—	$—
Foreign	4,838	897	774
Deferred:
Federal	(452)	—	—
Foreign	(1,462)	—	—

	$3,376	$897	$774

        The total income tax expense (benefit) is different from the amount computed by applying the U.S. Federal income tax rate to income before income taxes. The reasons for these differences were as follows (in thousands):

	Year Ended December 31,
	2005	2004	2003
Income tax expense (benefit) at U.S. federal rate	$5,092	$(1,638)	$10,263
Increases (reductions) in taxes from:
Foreign income taxed at more (less) than U.S. rate	(1,716)	2,565	(1,015)
Losses (income) with no tax benefit (expense) expected	—	(30)	(8,474)

Income tax expense recorded	$3,376	$897	$774

        The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below (in thousands):

	Year Ended December 31,
	2005	2004	2003
Deferred tax assets:
Property, plant and equipment, principally due to differences in depreciation	$2,008	$6,174	$16,623
Goodwill amortization	—	—	4,928
Financing costs	—	—	4
Research and development costs	—	—	453
Allowance for doubtful accounts and other accruals	179	126	139
Net capital loss carryforwards	—	—	543
Net operating loss carry-forwards	22,575	22,856	28,983

Total deferred tax assets	24,762	29,156	51,673
Valuation allowance	(24,762)	(29,156)	(51,673)

Net deferred tax assets (liabilities)	$—	$—	$—

        A valuation allowance is established when it is more likely than not that all or a portion of the deferred tax assets will not be realized. The valuation allowance is then adjusted when the realization of deferred tax assets becomes more likely than not. Adjustments are also made to recognize the expiration of net operating loss carry-forwards, with equal and offsetting adjustments to the related deferred tax asset.

        As of December 31, 2005, Grant has approximately $47.5 million in U.S. net operating loss carry-forwards and $17.0 million in non-U.S. net operating loss carry-forwards. Such tax loss carry-forwards expire in varying amounts during the periods from 2006 through 2025, except for $800,000 of the non-U.S. tax loss carry-forward, which has an indefinite carry-forward period.

        Internal Revenue Service regulations restrict the utilization of U.S. net operating loss carry-forwards and other tax benefits for any company in which an "ownership change" (as defined in Section 382 of the Internal Revenue Code) has occurred. Grant has concluded that two "ownership changes" have occurred. The first occurred in connection with the GGI reorganization on September 30, 1997. The utilization of GGI's U.S. net operating loss carry-forwards existing at this date is limited to approximately $704,000 per year. The second "ownership change" occurred on December 30, 1997 as a result of the reorganization of Solid State. The utilization of Solid State's U.S. net operating losses at this date is limited to approximately $125,000 per year.

NOTE F — OTHER LIABILITIES AND DEFERRED CREDITS

        As of December 31, 2005, 2004 and 2003, the Other Liabilities and Deferred Credits include $980,000, $856,000, and $382,000, respectively of remittance tax from its Colombian branches. The remittance tax represents a 7% tax on the branches net income; however the payments can be deferred and subsequently forgiven if the annual profits are reinvested in Colombia for more than five years.

NOTE G — DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

        Methodology and assumptions used to assess fair value of classes of financial instruments are as follows:

        Cash and Short-term Financial Instruments:    The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value because of the short-term maturities of such instruments.

        Long-tern Debt:    The carrying values of the Company's long-term debt instruments approximate their fair values. Grant's long-tern debt has been estimated based on current quoted market prices for the same or similar issues, or on the current rates offered to Grant for debt of the same remaining maturities.

NOTE H — EMPLOYEE BENEFIT PLANS

        Employment Retirement Savings Plan:    GGI had established a defined contribution plan covering substantially all U.S. and certain foreign employees whereby participants can elect to contribute between 1% to 15% of their annual salary. On the Effective Date, GGI assumed and assigned the plan to Grant. Under the plan, the employer may contribute, on a discretionary basis, one-half of the participant's contribution percentage up to 6% (limited to 3% of any employee's annual salary). The plan was amended in June 1997 to eliminate the employer's option to contribute common stock so that discretionary contributions may be made only in the form of cash. Effective January 1, 2005 employees could contribute up to 30% of their annual salaries, and effective April 1, 2006 the employer match increased to a maximum 4.5%. Matching contributions to the plan by Grant for the years ended December 31, 2005, 2004 and 2003 totaled $88,000, $37,000, and $28,000, respectively.

NOTE I — PHANTOM STOCK AGREEMENT

        On January 1, 2004, the Company entered into agreements with certain key members of management whereby each participating employee was awarded Phantom Stock Units (the "Units"). The total number of Units awarded will entitle the employees holding those Units to receive an amount equal, in the aggregate, to 6.5% of the proceeds received by the stockholders from the transfer (by sale, merger, or otherwise) of 50% or more of the outstanding stock in the Company.

        Under the terns of the agreement signed by each participating employee and the Company, one-third of the Units become "contingently vested" on January 1, 2005, 2006, and 2007. However, the Units will fully vest (whether or not contingently vested) upon death or disability of a participating employee or upon acquisition of 50% or more of the Company's outstanding common stock by any person other than the stockholders. Under an involuntary termination, all of the Units held by an employee that have become contingently vested on the date of such termination becomes fully vested on that date. If employment is terminated for any other reason, all of the Units (whether or not contingently or fully vested) are immediately forfeited.

        No compensation expense was recorded for the years ended December 31, 2005 and 2004, as amounts related to the Units are payable, on a pro-rata basis, only upon acquisition of 50% or more of the Company's outstanding common stock by any person other than the stockholders; whether or not contingently or partially vested.

NOTE J — STOCKHOLDERS' EQUITY

        During the years 2005, 2004, and 2003 dividend requirements on Grant's pay-in-kind preferred stock were $28,000, $27,000, and $5.8 million respectively, representing 288, 254 and 57,696 shares, respectively, of 8% Convertible Preferred Stock.

        During 2005, the Company chose to redeem the 8% Convertible preferred stock for a liquidation value of $100/share plus accrued and unpaid dividends. However, as the preferred stock was convertible, the holders had the option to covert their shares into the Company's common stock. As a result, there was no preferred stock outstanding at December 31, 2005.

NOTE K — COMMITMENTS AND CONTINGENCIES

        Grant is involved in various claims and legal actions arising in the ordinary course of business. Management of GGI and management of Grant are of the opinion that none of the claims and actions will have a material adverse impact on GGI's or Grant's financial position, results of operations or cash flows.

        As of December 31, 2005, the Company has non-cancelable operating leases for office and warehouse space, and equipment with remaining terms ranging from approximately one to four years. The future minimum lease payments under the various non-cancelable operating leases are as follows (in thousands):

Year Ending December 31,
2006	$1,018
2007	391
2008	147

$1,556

        Rental expense was $16.9 million, $2.3 million, and $8.7 million for 2005, 2004 and 2003, respectively.

GRANT GEOPHYSICAL, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE AMOUNTS)

	June 30, 2006	December 31, 2005
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$7,028	$6,653
Restricted cash	—	949
Accounts receivable — trade, net	15,411	25,659
Accounts receivable — other	964	1,635
Inventory	347	428
Prepaid and other current assets	3,757	3,885
Work in progress	1,997	5,920

TOTAL CURRENT ASSETS	29,504	45,129
PROPERTY, PLANT AND EQUIPMENT
Cost	96,664	92,241
Less: accumulated depreciation	73,321	68,331

NET PROPERTY, PLANT AND EQUIPMENT	23,343	23,910
OTHER ASSETS	22	24

TOTAL ASSETS	$52,869	$69,063

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Notes payable, current portion of long-term debt and capital lease obligations	$7,399	$11,770
Accounts payable	6,788	7,952
Accrued expenses	12,189	12,879
Accrued interest	—	2
Unearned revenue	640	4,884
Foreign income taxes payable	1,803	3,247

TOTAL CURRENT LIABILITIES	28,819	40,734
LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS	993	7,666
OTHER LIABILITIES AND DEFERRED CREDITS	790	1,022

TOTAL LIABILITIES	30,602	49,422
STOCKHOLDERS' EQUITY
Preferred stock, $.001 par value, authorized 5,000,000 shares 8% convertible preferred series, liquidation value $100 per share; issued and outstanding	—	—
Common stock, $.001 par value, authorized 5,000,000 shares; issued and outstanding 2,769 shares	—	—
Additional paid-in capital	179,126	179,126
Accumulated deficit	(155,594)	(158,220)
Accumulated other comprehensive loss	(1,265)	(1,265)

TOTAL STOCKHOLDERS' EQUITY	22,267	19,641

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$52,869	$69,063

See accompanying notes to condensed consolidated financial statements.

GRANT GEOPHYSICAL, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(IN THOUSANDS)

	Six Months Ended June 30,
	2006	2005
REVENUES	$73,601	$67,939
DIRECT OPERATING EXPENSES	59,457	54,209
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	6,370	4,608
DEPRECIATION AND AMORTIZATION	5,372	3,893
GAIN (LOSS) ON SALE OF ASSETS	(73)	1,294

OPERATING INCOME	2,329	6,523
OTHER INCOME (EXPENSE)
Interest expense	(666)	(763)
Interest income	458	75
Foreign Exchange gain (loss)	711	(349)
Other, net	249	102

TOTAL OTHER INCOME (EXPENSE)	752	(935)

INCOME BEFORE PROVISION FOR INCOME TAX	3,081	5,588
PROVISION FOR INCOME TAX	455	1,035

NET INCOME	2,626	4,553
PREFERRED DIVIDENDS	—	12

NET INCOME APPLICABLE TO COMMON STOCK	$2,626	$4,541

See accompanying notes to condensed consolidated financial statements.

GRANT GEOPHYSICAL, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

SIX MONTHS ENDED JUNE 30, 2006

(IN THOUSANDS)

	Cumulative Pay-in-Kind Preferred Stock	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
Balances at January 1, 2006	$—	$—	$179,126	$(158,220)	$(1,265)	$19,641
Net income	—	—	—	2,626	—	2,626

Comprehensive income						2,626

Balances at June 30, 2006	$—	$—	$179,126	$(155,594)	$(1,265)	$22,267

See accompanying notes to condensed consolidated financial statements.

GRANT GEOPHYSICAL, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN THOUSANDS)

	Six Months Ended June 30,
	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$2,626	$4,553
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for doubtful accounts	30	24
Depreciation and amortization expense	5,372	3,893
Loss (gain) on the sale of fixed assets	73	(1,294)
Foreign exchange (gain) loss	(711)	349
Changes in operating assets and liabilities:
Restricted cash	949	463
Accounts receivable	10,889	8,501
Inventory	81	243
Prepaid expenses	128	447
Work-in-process	3,923	3,986
Other assets	2	39
Accounts payable	(1,164)	(1,751)
Accrued expenses	(4,936)	(11,158)
Foreign income taxes payable	(1,444)	677
Other liabilities and deferred credits	(232)	61

NET CASH PROVIDED BY OPERATING ACTIVITIES	15,586	9,033
CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(4,037)	(1,618)
Proceeds from the sale of property and equipment	16	1,950

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	(4,021)	332
CASH FLOWS FROM FINANCING ACTIVITIES
Borrowings made during the year	5,849	6,666
Repayment on borrowings during the year	(17,750)	(16,873)

NET CASH USED IN FINANCING ACTIVITIES	(11,901)	(10,207)
EFFECT OF FOREIGN CURRENCY ON CASH	711	(199)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	375	(1,041)
CASH AND CASH EQUIVALENTS, beginning of period	6,653	7,865

CASH AND CASH EQUIVALENTS, end of period	$7,028	$6,824

See accompanying notes to condensed consolidated financial statements.

GRANT GEOPHYSICAL, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2006

NOTE A — BASIS OF PRESENTATION

        The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information. They do not include all information and notes required by accounting principles generally accepted in the United States of America for complete annual financial statements. The accompanying condensed consolidated financial statements include all adjustments, including normal recurring accruals, which, in the opinion of management, are necessary in order to make the condensed consolidated financial statements not misleading. The unaudited condensed consolidated financial statements and notes thereto and the other financial information contained in this report should be read in conjunction with audited financial statements and its respective notes. The results of operations for the six month period ended June 30, 2006 are not necessarily indicative of the results to be expected for the full year.

NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Foreign Exchange Gains and Losses:    The United States ("U.S.") dollar is the Company's primary functional currency in all foreign locations. In accordance with SFAS No. 52, "Foreign Currency Translation", those foreign entities translate property and equipment (and related depreciation) and inventories into U.S. dollars at the exchange rate in effect at the time of their acquisition, while other assets and liabilities are translated at year-end rates. Operating results (other than depreciation) are translated at the average rates of exchange prevailing during the year. Re-measurement gains and losses are included in the determination of net income and are reflected in "Other Income (Expense)".

        Effective January 1, 2006, the functional currency of the Canadian subsidiary was changed from the Canadian Dollar to the U.S. Dollar. Accumulated Other Comprehensive Loss reported in the Consolidated Statements of Stockholders' Equity before January 1, 2006 totaled $1.3 million and consisted solely of the cumulative foreign currency translation adjustment in the Canadian subsidiary prior to changing the functional currency.

NOTE C — RECENTLY ISSUED ACCOUNTING STANDARDS

        In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments," which amends SFAS No. 133 and SFAS No. 140. SFAS No. 155 permits hybrid financial instruments that contain an embedded derivative that would otherwise require bifurcation to irrevocably be accounted for at fair value, with changes in fair value recognized in the statement of income. The fair value election may be applied on an instrument-by-instrument basis. SFAS No. 155 also eliminates a restriction on the passive derivative instruments that a qualifying special purpose entity may hold. SFAS No. 155 is effective for those financial instruments acquired or issued after September 15, 2006. At adoption, any difference between the total carrying amount of the individual components of the existing bifurcated hybrid financial instrument and the fair value of the combined hybrid financial instrument will be recognized as a cumulative-effect adjustment to beginning retained earnings. Management does not expect the new standard to have any material impact on the Company's financial position or results of operations.

        In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets, an amendment of FASB Statement No. 140." SFAS No. 156 requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable. The standard permits an entity to subsequently measure each class of servicing assets or servicing liabilities at fair value and report changes in fair value in the statement of income in the period in which the changes occur. SFAS No. 156 is effective for the Company as of January 1, 2007. Management does not expect the new standard to have any material impact on the Company's financial position or results of operations.

NOTE D — CONTINGENCIES

        Grant is involved in various claims and legal actions arising in the ordinary course of business. Management of GGI and management of Grant are of the opinion that none of the claims and actions will have a material adverse impact on GGI's or Grant's financial position, results of operations or cash flows.

        Due to the multiple locations in which the Company's services are performed, the Company from time to time is subject to examinations from local tax authorities which could possibly result in tax liabilities. As of the date of the balance sheet management is not aware of any possible material contingencies.

KPMG LLP
Chartered Accountants	Telephone	(403) 691-8000
200-205 5 Avenue SW	Fax	(403) 691-8008
Calgary AB T2P 4B9	Internet	www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Trace Energy Services Ltd.

We have audited the accompanying consolidated balance sheets of Trace Energy Services Ltd. as of December 31, 2004 and 2003 and the related consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Trace Energy Services Ltd. as of December 31, 2004 and 2003, and the results of their operations and their cash flows each of the years in the three-year period ended December 31, 2004 in conformity with accounting principles generally accepted in the Canada.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 13 to the consolidated financial statements.

/s/ "KPMG LLP"

Chartered Accountants
Calgary, Canada

April 29, 2005 (except as to note 12, which is at November 2, 2005)

        KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

KPMG LLP
Chartered Accountants	Telephone	(403) 691-8000
200-205 5 Avenue SW	Fax	(403) 691-8008
Calgary AB T2P 4B9	Internet	www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Trace Energy Services Ltd.

We have reviewed the accompanying interim financial statements of Trace Energy Services Ltd. as of September 30, 2005, and for the nine-month periods ended September 30, 2005 and 2004. These interim financial statements are the responsibility of the company's management.

We conducted our reviews in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial statements consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying interim financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

/s/ "KPMG LLP"

Chartered Accountants
Calgary, Canada

January 6, 2006

        KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

TRACE ENERGY SERVICES LTD.

Consolidated Balance Sheets

(Stated in Canadian Dollars)

		December 31,
	September 30, 2005
		2004	2003
	(unaudited)
Assets
Current assets:
Cash	$1,098,294	$942,822	$1,200,229
Accounts receivable	8,828,592	5,945,444	8,287,981
Income taxes recoverable	183,455	—	213,908
Work-in-progress	202,820	810,377	413,875
Prepaid expenses and deposits	889,292	476,273	255,800
Assets of discontinued operations (note 2)	—	2,126,012	4,632,410

	11,202,453	10,300,928	15,004,203
Property and equipment (note 3)	28,479,663	26,136,102	19,921,224
Assets of discontinued operations (note 2)	—	—	8,869,351

	$39,682,116	$36,437,030	$43,794,778

Liabilities and Shareholders' Equity
Current liabilities:
Bank indebtedness (note 4)	$2,624,863	$3,505,602	$675,494
Accounts payable and accrued liabilities	6,267,689	5,183,774	5,718,787
Deferred revenue	—	—	2,278,117
Current portion of long-term debt (note 4)	4,706,569	3,894,172	3,293,557
Loan payable to related party (note 5)	—	—	47,077
Income taxes payable	642,207	59,524	—
Liabilities of discontinued operations (note 2)	—	—	2,711,410

	14,241,328	12,643,072	14,724,442
Long-term debt (note 4)	10,783,529	10,020,518	9,244,545
Future income tax liability (note 6)	2,074,158	1,997,865	1,537,038
Non-controlling interest	118,382	121,776	119,415
Shareholders' equity:
Share capital (note 7)	20,333,689	20,200,399	28,067,064
Shareholder loan (note 7)	(266,625)	(133,335)	—
Contributed surplus (note 7)	58,296	29,214	—
Deficit	(7,660,641)	(8,442,479)	(9,897,726)

	12,464,719	11,653,799	18,169,338
Commitments (note 8)
Subsequent event (note 12)

	$39,682,116	$36,437,030	$43,794,778

See accompanying notes to consolidated financial statements.

On behalf of the Board:
Director
Director

TRACE ENERGY SERVICES LTD.

Consolidated Statements of Operations and Deficit

(Stated in Canadian Dollars)

	Nine months ended September 30,		Years ended December 31,
	2005	2004	2004	2003	2002
	(unaudited)				(restated)
Contract revenue	$47,620,314	$51,360,580	$60,384,178	$54,298,853	$36,413,539
Third party costs	19,102,927	25,947,337	28,012,013	24,433,856	14,011,688

Net contract revenue	28,517,387	25,413,243	32,372,165	29,864,997	22,401,851
Cost of sales	20,568,437	18,327,983	22,420,974	22,873,386	15,914,322

Gross profit	7,948,950	7,085,260	9,951,191	6,991,611	6,487,529
General and administrative expenses	3,154,950	2,846,197	4,073,963	3,410,029	3,236,409

Earnings before amortization depreciation, interest, income taxes and other	4,794,000	4,239,063	5,877,228	3,581,582	3,251,120
Depreciation of property and equipment	2,949,476	2,088,291	2,962,201	2,028,143	3,566,486
Loss (gain) on sale of property and equipment	(16,606)	328,001	254,270	632,319	9,723
Interest on long-term debt	541,661	480,118	654,802	478,813	1,336,381
Other interest expense	82,867	77,391	110,113	546,172	78,509
Foreign exchange (gain) loss)	26,433	241,658	363,076	338,922	(14,357)
Interest and other income	(17,714)	(12,787)	(20,450)	(61,033)	(47,254)
Other (income) expenses	(71,114)	179,695	180,208	—	330,800

	3,495,003	3,382,367	4,504,220	3,963,336	5,260,288

Earnings (loss) from continuing operations before income taxes	1,298,997	856,696	1,373,008	(381,754)	(2,009,168)
Income taxes (note 6):
Current	904,244	921,493	708,477	392,686	714,923
Future (reduction)	(78,354)	(124,010)	460,828	(93,027)	(1,624,500)

	825,890	797,483	1,169,305	299,659	(909,577)

Earnings (loss) from continuing operations	473,107	59,213	203,703	(681,413)	(1,099,591)
Non-controlling interest	3,394	(4,355)	(2,361)	(2,200)	(117,215)

Earnings (loss) before discontinued operations)	476,501	54,858	201,342	(683,613)	(1,216,806)
Earnings from discontinued operations (note 2)	305,337	1,129,071	1,253,905	569,405	(334,024)

Net earnings (loss)	781,838	1,183,929	1,455,247	(114,208)	(1,550,830)
Deficit, beginning of period	(8,442,479)	(9,897,726)	(9,897,726)	(3,389,997)	(1,839,167)
Excess of amount paid over book value of share capital repurchased (note 7(b))	—	—	—	(6,393,521)	—

Deficit, end of period	$(7,660,641)	$(8,713,797)	$(8,442,479)	$(9,897,726)	$(3,389,997)

See accompanying notes to consolidated financial statements.

TRACE ENERGY SERVICES LTD.

Consolidated Statements of Cash Flows

(Stated in Canadian Dollars)

	Nine months ended September 30,		Years ended December 31,
	2005	2004	2004	2003	2002
	(unaudited)				(restated)
Cash provided by (used in):
Operations
Net earnings (loss)	$781,838	$1,183,929	$1,455,247	$(114,208)	$(1,550,830)
Items not involving cash:
Depreciation of property and equipment	2,949,476	2,088,291	2,962,201	2,028,143	3,566,486
Future income taxes (reduction)	(78,354)	(124,010)	460,828	(93,027)	(1,624,500)
Loss (gain) on sale of property and equipment	(16,606)	328,001	254,270	632,319	9,723
Fair value of stock-based compensation	29,082	—	29,214	—	—
Non-controlling interest	(3,394)	4,355	2,361	2,200	117,215
Changes In non-cash working capital items:
Accounts receivable	(2,883,148)	(2,439,920)	2,342,537	(3,624,023)	501,658
Income taxes recoverable	(183,455)	15,533	213,908	(208,158)	721,419
Work-in-progress	607,557	55,131	(396,502)	(357,776)	421,276
Prepaid expenses and deposits	(413,019)	(449,377)	(220,473)	288,331	(130,094)
Accounts payable and accrued liabilities	2,028,738	981,140	(1,479,837)	1,604,013	(130,266)
Income taxes payable	582,683	219,922	59,524	(129,663)	129,663
Deferred revenue	—	(1,448,650)	(2,278,117)	1,697,288	580,829

	3,401,398	414,345	3,405,161	1,725,439	2,612,579
Discontinued operations:
Funds from discontinued operations	2,270,458	4,722,042	6,898,836	4,689,237	574,527
Changes in non-cash working capital balance of discontinued operations	10,200	2,634,645	(205,011)	(1,064,824)	2,024,570

	5,682,056	7,771,032	10,098,986	5,349,852	5,211,676
Financing:
Reduction of share capital	—	(8,000,000)	(8,000,000)	—	—
Repurchase of share capital	—	—	—	(7,076,410)	—
Repayment of long-term debt	(3,924,592)	(11,156,101)	(12,025,008)	(11,367,039)	(2,192,041)
Advance of long-term debt	5,500,000	10,751,797	13,401,595	5,934,988	—
Bank indebtedness	(880,739)	2,823,160	2,830,108	657,747	(941,898)
Repayment of loan payable to related party	—	(42,219)	(47,077)	(52,276)	(55,647)

	694,669	(5,623,363)	(3,840,382)	(11,902,990)	(3,189,586)

See accompanying notes to consolidated financial statements.

	Nine months ended September 30,		Years ended December 31,
	2005	2004	2004	2003	2002
	(unaudited)				(restated)
Investing:
Proceeds on sale of Hertz	—	—	—	10,590,117	—
Proceeds on sale of Australian operations	—	2,000,000	2,000,000	—	—
Purchase of property and equipment	(5,459,380)	(3,851,993)	(9,874,869)	(6,770,734)	(609,207)
Proceeds on sale of property and equipment	182,951	284,257	414,034	398,930	337,892
Change in non-cash working capital accounts payable and accrued liabilities	(944,824)	58,942	944,824	—	6,999

	(6,221,253)	(1,508,794)	(6,516,011)	4,218,313	(264,316)

Increase (decrease) in cash during the period	155,472	638,875	(257,407)	(2,334,825)	1,757,774
Cash, beginning of period	942,822	1,200,229	1,200,229	3,535,054	1,777,280

Cash, end of period	$1,098,294	$1,839,104	$942,822	$1,200,229	$3,535,054

Supplemental cash flow disclosure:
Interest paid	$629,346	$551,403	$752,423	$1,026,733	$1,437,434
Income taxes paid	$279,010	$692,020	$1,010,107	$479,008	$(393,884)

See accompanying notes to consolidated financial statements.

TRACE ENERGY SERVICES LTD.

Notes to Consolidated Financial Statements

Years ended December 31, 2004, 2003 and 2002
(Information as at September 30, 2005 and for the nine months ended September 30, 2005 and 2004 is unaudited)

(Stated in Canadian Dollars)

1.     Significant accounting policies:

  (a)
  Consolidated financial statements:

    These financial statements have been prepared in accordance with Canadian generally accepted accounting principles. They include the accounts of Trace Energy Services Ltd. ("Trace" or the "Company") and those of its wholly-owned subsidiary, Trace Energy Services Inc. The accounts of the Company's 49%-owned investees, Delta Trace Ltd., Trace Energy Services (Sahtu) Ltd. and Trace Energy Services (Inuvialuit) Ltd. have also been consolidated on the basis that the Company appoints the majority of that company's directors. During 2003, two former wholly-owned subsidiaries, Hertz Drilling Inc. ("Hertz") and Lone Wolf Equipment & Rentals Ltd., were wound-up into Trace. During 2004, the Company sold its investment in its wholly-owned subsidiary Trace Energy Services Pty Ltd.

  (b)
  Foreign currency translation:

    Amounts transacted in U.S. Dollars, Argentinean Pesos, and Australian Dollars have been translated into Canadian funds on the following basis:

    (i)
    Property and equipment at the exchange rate at the time of purchase.

    (ii)
    Monetary assets and liabilities at the year-end exchange rate.

    (iii)
    Revenue and expenses at the average exchange rate during the year.

    Foreign exchange gains or losses are recorded in operations.

  (c)
  Revenue recognition:

    The Company's services are generally sold based upon purchase orders or contracts with the customer that include fixed or determinable prices based upon hourly or job rates. Customer contract terms do not include provisions for significant post-service delivery obligations. Revenue is recognized when services and equipment rentals are rendered and only when collectability is reasonably assured.

  (d)
  Property and equipment:

    Property and equipment are recorded at cost. Depreciation is provided assuming residual values and using rates and methods as follows:

	Residual Value	Rate and method
Building	4%	25 years declining — balance
Recording equipment	10%-25%	3-10 years straight-line
Drilling equipment	25%	5-10 years straight-line
Vehicles and trailers	10%-25%	2-10 years straight-line
Survey equipment	25%	4 years straight-line
Office equipment	—	3-10 years straight-line
Leasehold improvements	—	Straight-line over life of lease
  (e)
  Income taxes:

    The Company follows the asset and liability method of accounting for income taxes. Under this method future income tax assets and liabilities are determined based on the "temporary differences" between the accounting basis and the income tax basis of the Company's assets and liabilities measured using the currently enacted, or substantially enacted, income tax rates in effect when these differences are expected to reverse. The Company provides a valuation allowance to reduce any tax assets to the amount that is more likely than not to be recovered.

  (f)
  Stock-based compensation:

    The Company has a stock-based compensation plan which is described in note 7(c). At January 1, 2004 the Company adopted the fair value method of accounting for stock-based compensation, under which a compensation expense is measured at the grant date and recognized over the vesting period with a corresponding increase to contributed surplus. Upon the exercise of the stock options, consideration received together with the amount previously recognized in contributed surplus is recorded as an increase to the share capital.

  (g)
  Use of estimates and assumptions:

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods.

2.     Discontinued operations:

  (a)
  Sale of Australian operations:

    On March 17, 2004, the Company sold its investment in Trace Energy Services Pty Ltd., being the Australian operations of the Company. The sale was comprised of two separate transactions:

    (i)
    Prior to closing the sale, 20,000 of the 25,000 issued and outstanding shares were redeemed for cash of $2 million.

    (ii)
    The 5,000 remaining shares and the inter-company debt due by Trace Energy Services Pty Ltd. to the Company were sold for total proceeds of $4.2 million. The amount of the $4.2 million included $0.5 million in cash at closing with the balance being payable over eighteen months, without interest, with various discount options for early settlement. At December 31, 2004, the amount of $4,019,792 was collected, resulting in a discount of $180,208.

    For reporting purposes the results of the Australian operations have been presented as discontinued operations. Accordingly, prior year financial statements have been restated to reflect this change in circumstance.

    The assets and liabilities related to Trace Energy Services Pty Ltd. at December 31, 2003 were as follows:

Current assets:
Cash	$498,917
Accounts receivable	3,681,972
Work-in-progress	36,991
Prepaid expenses and deposit	61,559

$4,279,439

Property and equipment	$3,983,546

Current liabilities:
Accounts payable and accrued liabilities	$2,439,853
Due to the Company	4,087,019

$6,526,872

    Additional selected information for Trace Energy Services Pty. Ltd. is as follows:

	Period ended March 17, 2004	2003	2002
Contract revenue	$2,867,557	$9,466,189	$7,094,809
Earnings from discontinued operations, net of income tax $102,245 (2003 — $nil; 2002 — $nil)	696,756	403,994	188,961
Loss on sale of investment — net of income taxes	(329,438)	—	—

Earnings from discontinued operations	$367,318	$403,994	$188,961

  (b)
  Seismic data library:

    On March 17, 2004, the Company sold its interest in certain seismic data library surveys to a third party. The sale was comprised of: (a) a fixed cash consideration of $2,700,000 and (b) a variable component based on the outcome of certain licensing agreements. At December 31, 2004, the agreement was settled and the Company received cash of $150,326.

    Later in 2004, the Company decided to sell its entire interest in the remaining seismic data library surveys (the "Surveys") and is classified as "assets of discontinued operations". On February 9, 2005 the Surveys were sold to a third party for a cash consideration of $2,400,000.

    For reporting purposes the results of operations for the division have been presented as discontinued operations. Accordingly, prior year financial statements have been restated to reflect this change in circumstance.

    The assets and liabilities related to seismic data library operating segment are as follows:

	2004	2003
Current assets:
Accounts receivable	$10,200	$352,971
Seismic data library:
Cost	15,663,885	17,385,660
Accumulated amortization	13,548,073	12,499,855

	2,115,812	4,885,805

	$2,126,012	$5,238,776

    Additional selected information for seismic data library is as follows:

	Nine months ended September 30,		Years ended December 31,
	2005	2004	2004	2003	2002
					(restated)
Revenue	$183,207	$1,184,016	$1,220,086	$4,591,156	$4,359,539
Earnings (loss) from discontinued operations, net of Income tax $154,647 (September 30, 2004 — $326,454; December 31, 2004 — $334,707; 2003 — recovery $25,853; 2002 — recovery $160,507)	305,337	687,360	812,194	(44,495)	(774,900)

	$305,337	$687,360	$812,194	$(44,495)	$(774,900)

  (c)
  Hertz Drilling Inc. ("Hertz"):

    On October 16, 2003, the Company entered into an agreement to sell the property and equipment and associated debt of Hertz, for cash consideration, to a company controlled by certain shareholders of the company. For reporting purposes the results of operations for the division have been presented as discontinued operations.

    Additional selected information for Hertz as follows:

	Year ended December 31, 2004	Period ended October 16, 2003	Year ended December 31, 2002
			(restated)
Revenue	$—	$10,105,497	$18,042,256
Earnings (loss) from discontinued operations, net of income tax of $38,102 (2003 — recovery of $552,925): 2002 — $154,600)	74,393	(502,009)	251,915
Gain on sale of net assets of discontinued operations, net of income taxes $nil) (2003 — $566,163; 2002 — $nil)	—	711,915	—

	$74,393	$209,906	$251,915

3.     Property and equipment:

	Cost	Accumulated depreciation	Net book value
September 30, 2005
Recording equipment	$58,335,357	$32,708,193	$25,627,164
Vehicles and trailers	6,274,513	4,160,853	2,113,660
Office equipment	947,151	841,510	105,641
Leasehold improvements	927,677	294,479	633,198

	$66,484,698	$38,005,035	$28,479,663

December 31, 2004
Recording equipment	$53,938,384	$30,976,897	$22,961,487
Vehicles and trailers	6,109,340	3,817,540	2,291,800
Office equipment	941,727	776,636	165,091
Leasehold improvements	922,586	204,862	717,724

	$61,912,037	$35,775,935	$26,136,102

December 31, 2003
Recording equipment	$52,714,848	$31,684,372	$21,030,476
Drilling equipment	1,564,888	1,267,016	297,872
Vehicles and trailers	6,279,902	3,964,014	2,315,888
Office equipment	773,544	628,800	144,744
Leasehold improvements	267,211	151,421	115,790

	61,600,393	37,695,623	23,904,770
Less amount related to discontinued operations	—	—	3,983,546

			$19,921,224

  Included above at September 30, 2005 are assets under capital leases with a net book value of $8,599,295 (December 31, 2004 — $9,615,468; 2003 — $5,934,988).

4.     Bank indebtedness and long-term debt:

  At September 30, 2005, the Company had a bank operating line of credit with a major lending institution of $9 million, to a maximum of 75% of applicable accounts receivable. Available credit under this facility is further reduced by an Irrevocable and Unconditional Letter of Credit in the amount of US$ 380,000 issued by the Company's major lending institution. Drawings under this facility bore interest at bank prime rate plus 1/2% (2004 — bank prime rate plus 1/2%; 2003 — bank prime rate plus 1/4%). At September 30, 2005 $2,537,034 (December 31, 2004 $2,788,575; 2003 — $56,192) was drawn on this facility which is included in bank indebtedness. The remaining amount of bank indebtedness relates to outstanding cheques.

  On January 31, 2005, the Company amended the January 2004 non-revolving term credit facility agreement with its major lending institution, and secured additional funding of $2,500,000. On February 10, 2005, the Company repaid $1,000,000. Drawings under this facility bear interest at the lender's bank prime rate plus 5/8%, payable monthly in arrears, and are repayable in monthly principal installments of $193,334 with full repayment no later than April 30, 2008.

  On September 30, 2005 the Company secured an additional term non-revolving credit facility of $3,000,000 with its major lending institution. This facility bears interest at the lender's prime rate plus 5/8%, payable monthly in arrears, and is repayable in monthly principal installments of $62,500 with full repayment no later than September 30, 2009.

  Long-term debt is comprised of:

		December 31,
	September 30, 2005
		2004	2003
Bank term loan, bearing interest at prime plus 5/8%:
Portion due in monthly principal installments of $193,334 through to April 30, 2008	$5,814,986	$6,054,992	$—
Bank term loan, bearing interest at prime plus 5/8%:
Portion due in monthly principal installments of $62,500 through to September 30, 2009	3,000,000	—	—
Capital lease obligations repayable in blended monthly installments of $224,280 for the months of January through September, as well as November and December, including interest at 5.825% to 5.878%	6,405,705	7,461,440	5,934,988
Capital lease obligations repayable in blended monthly installments of $12,265 U.S. dollars including interest at 5%	269,407	398,258	—
Bank term loan, bearing interest at prime plus 1/4%:
Portion reducing quarterly by $900,000, through to July 2005	—	—	4,200,000
Portion due in monthly principal installments of $103,250, reducing through to October 2006	—	—	2,403,114

	15,490,098	13,914,690	12,538,102
Less current portion	4,706,569	3,894,172	3,293,557

	$10,783,529	$10,020,518	$9,244,545

  Payments under the leases at September 30, 2005 are as follows:

2006	$1,965,371
2007	1,901,331
2008	1,797,547
2009	1,448,006
2010	317,658

7,429,913
Less: amount representing interest	754,801

$6,675,112

  The following summarizes the aggregate principal repayments of the Company's long-term debt and capital lease obligations.

2006	$4,706,560
2007	4,736,488
2008	3,581,522
2009	2,152,019
2010	313,509

$15,490,098

  Security for all of the Company's bank borrowings includes a first fixed and floating charge over all present and after acquired assets of the Company and various other specific assignments and agreements.

5.     Loan payable to related party:

  At December 31, 2004, the Company had repaid a loan of $47,077, bearing interest at 8.5%, to a company owned by a former shareholder.

6.     Income taxes:

	Nine months ended September 30,		Years ended December 31,
	2005	2004	2004	2003	2002
					(restated)
Earnings (loss) from continuing operations before income taxes	$1,298,997	$856,183	$1,373,008	$(381,754)	$(2,009,168)
Combined federal and provincial statutory income tax	33.62%	33.87%	33.87%	36.75%	39.25%

Expected income tax (recovery)	$436,723	$289,989	$465,038	$(140,295)	$(788,598)
Increase (decrease) resulting from:
Foreign currency translation loss	—	—	(67,270)	202,453	—
Non-deductible expenses	371,094	383,792	378,748	117,444	49,754
Foreign loss on sale of property and equipment	—	—	—	95,030	—
Capital tax	38,557	49,857	66,475	41,091	46,250
Future tax rate reduction	—	(823)	(17,207)	(29,877)	(203,575)
Other	(20,484)	74,668	343,521	13,813	(13,408)

Actual income tax expense	$825,890	$797,483	$1,169,305	$299,659	$(909,577)

  The components of the net future income tax liability are as follows:

		December 31,
	September 30, 2005
		2004	2003
Future income tax assets:
Non-capital loss carry-forwards	$458,693	$846,196	$1,290,001
Capital loss carry-forwards	118,550	127,805	—
Long-term debt	2,624,941	2,979,879	—
Less valuation allowance	(118,550)	(127,805)	(232,016)

	3,083,634	3,826,075	1,057,985
Future income tax liabilities:
Property and equipment	5,157,792	5,823,940	2,595,023
Seismic data library	—	—	96,424
Other	—	—	135,131

	5,157,792	5,823,940	2,826,578

Net future income tax liability	2,074,158	1,997,865	1,768,593
Less amount related to discontinued operations	—	—	231,555

	$2,074,158	$1,997,865	$1,537,038

  At September 30, 2005, the Company had non-capital losses of $1,328,000 expiring as follows:

2008	$646,000
2009	401,000
2014	281,000

$1,328,000

  At September 30, 2005, the Company also had capital loss carry-forwards of approximately $705,236 with no expiry.

7.     Capital stock:

  (a)
  Authorized:

    Unlimited number of Class A shares, voting, ranking pari passu with Classes Common and C shares, except in respect of the payment of dividends

    Unlimited number of Common shares, voting, ranking pari passu with Classes A and C shares, except in respect of the payment of dividends

    Unlimited number of Class C shares, voting, ranking pari passu with Classes A and Common shares, except in respect of the payment of dividends

    Unlimited number of Convertible First Preferred Shares

    Unlimited number of Second Preferred shares

    Unlimited number of Third Preferred shares

    Unlimited number of Fourth Preferred shares

  (b)
  Issued and outstanding:

	Number of Shares	Amount
Class A shares:
Balance, December 31, 2002	57,942	$58
Repurchased during 2003	(57,942)	(58)

Balance, December 31, 2003 and 2004	—	—
Class B shares:
Balance, December 31, 2002	269,003	28,749,895
Repurchased during 2003	(6,389)	(682,831)

Balance, December 31, 2003	262,614	28,067,064
Conversion of Class B shares	(262,614)	(28,067,064)

Balance, December 31, 2004	—	—
Common shares:
Conversion from B shares	262,614	28,067,064
Reduction of share capital(i)	—	(8,000,000)
Issue of shares(ii)	2,963	133,335
Shareholder loan(ii)	—	(133,335)

Balance, December 31, 2004	265,577	20,067,064
Issue of shares(ii)	2,962	133,290
Shareholder loan(ii)	—	(133,290)

Balance, September 30, 2005	268,539	$20,067,064

    (i)
    On January 28, 2004, the Company distributed $8,000,000 to its then sole shareholder and reduced the stated capital of its Class Common shares by this amount, from $28,067,064 to $20,067,064.

    During 2003, the Company repurchased all 57,942 Class A shares outstanding and 6,389 of the Class B shares for cash of $6,373,620 and $702,790, respectively. The excess of $6,393,521 of the amount paid over the book value of the shares repurchased was charged to the deficit.

    (ii)
    During 2004, the Company entered into a subscription and loan agreement with an officer of the Company to acquire 5,925 Common shares of the Company in two equal amounts. The loans are interest free, payable in five years from the date of each subscription and are secured only by the Company's Common shares. On November 1, 2004, 2,963 common shares were subscribed for a total of $133,335. On February 1, 2005, a further 2,962 common shares were subscribed for a total of $133,290 under the terms of this agreement. On November 30, 2005 both loans were forgiven by the company.

  (c)
  Stock-based compensation plan:

    The Company entered into stock option plan agreements on April 1, 2004 with a number of its employees. A total of 10,925 stock options were granted at an exercise price of $50.00 in 2004. The options will vest and become exercisable over a three-year period from the grand date at 1/3 per year. The options will expire five years after the vesting date. At September 30, 2005, 3,640 stock options were vested (December 31, 2004 — none). On December 1, 2005 due to the closing of the Stock Purchase transaction, as described in note 12, all options were vested.

    The fair value of each option granted is estimated at the date of grant using the Black-Scholes option pricing method with weighted average assumptions are as follows:

	September 30, 2005	December 31, 2004
Risk free interest rate (%)	4.0	4.0
Time to expiration (years)	5	5
Volatility (%)	0%	0%
Dividend	0	0
Fair value per option	$1,065	$1,065
  (d)
  Contributed surplus:

	September 30, 2005	December 31, 2004
Balance, beginning of period	$29,214	$—
Stock-based compensation	29,082	29,214

Balance, end of period	$58,296	$29,214

  (e)
  Warrants:

    At the balance sheet dates there were 22,222 warrants outstanding to purchase Common shares at an exercise price of $180 per warrant.

8.     Commitments:

  The Company is committed to payments under operating leases for the next 10 years as follows:

	2006	2007	2008	2009	Thereafter
Premises	$269,972	$158,928	$158,928	$158,928	$961,136
Vehicles and equipment	321,600	234,906	111,991	5,914	—

	$591,572	$393,834	$270,919	$164,842	$961,136

9.     Related party transactions:

  During the period ended September 30, 2005 the Company incurred, at fair value, equipment rentals of $476,700 (September 30, 2004 — $nil) to an entity owned by certain employees who are senior management. At September 30, 2005 $96,600 was outstanding (September 30, 2004 — $nil).

  During the period ended September 30, 2005 the Company paid, at fair value, rental, contracting and other costs of $nil (September 30, 2004 — $nil; December 31, 2004 — $nil; December 31, 2003 — $196,711; December 31, 2002 — $174,179) to companies owned by certain shareholders. No amounts owed to these companies were outstanding at any of the balance sheet dates.

  During the year ended December 31, 2004 the Company incurred interest expense on the notes payable to shareholders amounting to $nil (2003 — $484,521; 2002 — $675,000). No amounts were owed to these shareholders at the balance sheet dates.

10.   Segmented reporting:

  The Company only operates in one business segment, being land seismic acquisition contracting.

  (a)
  Geographic segments:

	Nine months ended September 30,		Years ended December 31,
	2005	2004	2004	2003	2002
					(restated)
Sales to external customers:
Canada	$19,497,472	$18,005,160	$18,315,512	$24,479,050	$19,953,673
United States	28,122,842	33,355,420	42,068,666	29,819,803	16,436,852
Argentina	—	—	—	—	23,014

	$47,620,314	$51,360,580	$60,384,178	$54,298,853	$36,413,539

		December 31,
	September 30, 2005
		2004	2003
Property and equipment related to continuing operations:
Canada	$24,221,747	$21,997,662	$16,286,235
United States	4,257,916	4,138,440	3,634,989

	$28,479,663	$26,136,102	$19,921,224

  (b)
  Major customers:

    The Company earned contract revenue from major customers (10% or more) as follows:

	Number of Customers	Percentage
Nine months ended September 30, 2005	2	36%
Nine months ended September 30, 2004	3	38%
Year ended December 31, 2004	3	36%
Year ended December 31, 2003	3	35%
Year ended December 31, 2002	3	48%

11.   Financial instruments:

  (a)
  Fair values of financial assets and liabilities:

    The fair values of all financial instruments, including long-term borrowings, approximate their carrying amounts.

  (b)
  Interest rate risk:

    The Company is exposed to interest rate risk to the extent changes in market interest rates will impact the Company's cash and cash equivalents that have a floating interest rate. The bank facility is also based on a floating interest rate. The Company had no interest rate swaps or hedges at the balance sheet dates.

  (c)
  Credit risk:

    A substantial portion of the Company's accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks.

  (d)
  Foreign currency risk:

    A portion of the Company's business operations are in foreign jurisdictions. The Company is subject to normal risks associated with the fluctuation of the foreign currencies.

12.   Subsequent events

  (a)
  Sale of Common shares:

    On July 29, 2005, the shareholders of the Company signed a definitive agreement with Geokinetics, Inc. ("Geokinetics") a Delaware Corporation, to sell all of their outstanding Common shares for $35,000,000 in cash, subject to certain adjustments, and 1,000,000 shares of Geokinetics' common stock. Closing of the transaction is subject to certain conditions contained in the Stock Purchase Agreement, including receipt of satisfactory financing by Geokinetics. The transaction closed on December 1, 2005. Pursuant to the closing of the transaction, the Company's credit facilities with its major lending institution were amended in order to include certain guarantees from Geokinetics.

13.   United States accounting principles and reporting:

  The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") which, in most respects,

  conform to accounting principles generally accepted in the United States ("U.S. GAAP"). The significant differences between Canadian and U.S. GAAP are described in this note.

  (a)
  Future income taxes:

    Canadian GAAP requires the use of income tax rates which are substantively enacted to calculate future income taxes while U.S. GAAP requires that any such rate changes be enacted. The only adjustments resulting from this difference are in the 2002 fiscal year whereby, the future tax recovery would have been reduced by $26,375 and the future income tax expense related to the discontinued operations of Hertz would have been reduced by $31,842. This difference would have also decreased the liability and deficit for the 2002 fiscal year by $58,217. The amounts were reversed in 2003. The net loss for U.S. GAAP purposes for the year ended December 31, 2003 would be $174,425 (2002 — $1,492,613).

  (b)
  Comprehensive income:

    U.S. GAAP requires that a Statement of Comprehensive Income be displayed with the same prominence as other financial statements. Comprehensive income, which incorporates net income, includes all changes in equity during a period, except those resulting from investments by, and distributions to, owners. There is no requirement to disclose comprehensive income under Canadian GAAP. There are no elements of other Comprehensive Income present in the Company's operations and a separate statement of Comprehensive Income is not required.

  (c)
  Other disclosures:

  (i)
  U.S. GAAP requires the Company to disclose accrued liabilities, which is not required under Canadian GAAP. Accrued liabilities included in accounts payable and accrued liabilities as at September 30, 2005 were $2,132,475 (December 31, 2004 — $1,210,151; December 31, 2003 — $2,062,860). Accrued liabilities that individually exceeded five percent of current liabilities comprised:

		December 31,
	September 30, 2005
		2004	2003
Payroll accruals	$1,034,880	$459,218	$517,009
Other accruals	658,939	188,270	935,224
    (ii)
    U.S. GAAP requires the Company to disclose customers who account for ten percent or more of total revenue, which is not required under Canadian GAAP.

      Customers who accounted for more than ten percent of total revenue in a fiscal period comprised:

	Number of Customers		Percentage
Nine months ended September 30, 2005	2 — (26%, 10%	)	36%
Nine months ended September 30, 2004	3 — (14%, 13%, 11%	)	38%
Year ended December 31, 2004	3 — (13%, 12%, 11%	)	36%
Year ended December 31, 2003	3 — (13%, 11%, 11%	)	35%
Year ended December 31, 2002	3 — (18%, 16%, 14%	)	48%
  (d)
  Recent accounting pronouncements:

    The following new accounting standards were recently issued:

    Canada:

    Comprehensive Income

    In 2005, the Canadian Institute of Chartered Accountants ("CICA") issued a new Handbook Section 1530 "Comprehensive Income" which establishes standards for reporting and display of comprehensive income. It does not address issues of recognition or measurement for comprehensive income and its components. The Section is similar to U.S. GAAP standards for comprehensive income as it requires companies to present comprehensive income and its components in a financial statement with the same prominence as other financial statements that constitute a complete set of financial statements. This Section applies to interim and annual financial statements relating to fiscal years commencing on or after October 1, 2006. An entity that adopts this Section for a fiscal year beginning before October 1, 2006 also adopts new Sections 3251 "Equity", 3855 "Financial Instruments — Recognition and Measurement" and 3865 "Hedges". Currently, this does not have an impact on the Company; however, this may result in a future impact on the Company if changes in net equity result from transactions or other events and circumstances from non-owner sources. The Company will continue to assess the impact of this new Section prior to its implementation date.

    Foreign Currency Translation

    In 2005, the CICA issued Handbook Section 1651 "Foreign Currency Translation" which replaces Section 1650 which also dealt with establishing standards for the translation of transactions of a reporting enterprise that are denominated in a foreign currency and financial statements of a foreign operation for incorporation in the financial statements of a reporting enterprise. The new Section amends the manner in which exchange gains and losses arising from the translation of the financial statements of self-sustaining foreign operations are treated to conform to the issuance of new Handbook Section 1530 "Comprehensive Income". This Section applies to interim and annual financial statements relating to fiscal years commencing on or after October 1, 2006. An entity that adopts this Section for a fiscal year beginning before October 1, 2006 also adopts new Sections 1530 "Comprehensive Income", 3855 "Financial Instruments — Recognition and Measurement" and 3865 "Hedges". Currently, this does not have an impact on the Company; however, this may result in a future impact if the Company enters into any hedging transactions or determines its foreign operations are self-sustaining rather than integrated. The Company will continue to assess the impact of this new Section prior to its implementation date.

    Equity

    In 2005, the CICA issued Handbook Section 3251 "Equity" which replaces Section 3250 "Surplus". The new Section establishes standards for the presentation of equity and changes in equity during the reporting period. The requirements of this Section are in addition to those in Sections 1530 "Comprehensive Income", 3240 "Share Capital" and 3260 "Reserves". This Section applies to interim and annual financial statements relating to fiscal years commencing on or after October 1, 2006. An entity that adopts this Section for a fiscal year beginning before October 1, 2006 also adopts new Sections 1530 "Comprehensive Income", 3855 "Financial Instruments — Recognition and Measurement" and 3865 "Hedges". The Company will assess the impact of this new Section prior to its implementation date.

    Financial Instruments — Recognition and Measurement

    In 2005, the CICA issued a new Handbook Section 3855 "Financial Instruments — Recognition and Measurement" which establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives other than those addressed in new Section 3861 "Financial Instruments — Disclosure and Presentation". This Section applies to interim and annual financial statements relating to fiscal years commencing on or after October 1, 2006. An entity that adopts this Section for a fiscal year beginning before October 1, 2006 also adopts new Sections 1530 "Comprehensive Income" and 3865 "Hedges". The Company will assess the impact of this new Section prior to its implementation date.

    Non-monetary Transactions

    In 2005, the CICA issued Handbook Section 3831 "Non-monetary Transactions" which replaces Section 3830 which also dealt with establishing standards for the measurement and disclosure of non-monetary transactions and defines when an exchange of assets is measured at fair value and when it is measured at carrying amount. The new Section's general requirement is that an asset or liability exchanged or transferred in a non-monetary transaction be measured at fair value, which is unchanged from the former section. The Section also outlines criterion for transactions which should be measured at carrying value. These criteria are similar to those in the former section except that a "commercial substance" criterion replaces the "culmination of the earnings process" criterion in Section 3830. The new Section applies to all non-monetary transactions initiated in periods beginning on or after January 1, 2006. Earlier adoption is permitted for such transactions initiated in periods beginning after July 1, 2005. Retroactive application is prohibited. Currently, Section 3851 does not have an impact on the Company; however, this may result in a future impact if the Company enters into any non-monetary transactions.

    Financial Instruments — Disclosure and Presentation

    In 2005, the CICA issued Handbook Section 3861 "Financial Instruments — Disclosure and Presentation" which replaces Section 3860 which dealt with the same topic. The new Section establishes standards for the presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them. This Section applies to interim and annual financial statements relating to fiscal years commencing on or after October 1, 2006. An entity that adopts this Section for a fiscal year beginning before October 1, 2006 also adopts new Sections 1530 "Comprehensive Income", 3855 "Financial Instruments — Recognition and Measurement" and 3865 "Hedges". The Company will assess the impact of this new Section prior to its implementation date.

    Hedges

    In 2005, the CICA issued a new Handbook Section 3865 "Hedges" which establishes standards for when and how hedge accounting may be applied. Hedge accounting is optional and this Section applies whenever a company chooses to apply hedge accounting. This Section applies to interim and annual financial statements relating to fiscal years commencing on or after October 1, 2006. An entity that adopts this Section for a fiscal year beginning before October 1, 2006 also adopts new Sections 1530

    "Comprehensive" and 3855 "Financial Instruments — Recognition and Measurement". Currently, this does not have an impact on the Company; however, this may result in a future impact if the Company enters into hedging transactions and chooses to apply hedge accounting. The Company will continue to assess the impact of this new Section prior to its implementation date.

    United States:

    Share-Based Payment

    In 2004, the Financial Accounting Standards Board ("FASB") issued revised FAS 123 "Share-based Payment". Three further revisions were made to the statement in 2005. This amended statement eliminates the alternative to use Accounting Principles Board ("APB") Opinion No. 25's intrinsic value method of accounting, as was provided in the originally issued Statement No. 123. As a result, non-public entities are required to use the grant-date fair value of the award in measuring the cost of employee services received in exchange for an equity award of equity instruments. This amended statement is effective at the beginning of the first interim or annual reporting period that begins after September 15, 2005 for public entities and as of the first annual reporting period that begins after December 15, 2005 for non-public entities. The Company currently uses the grant-date fair value of valuing share-based payments and the revised Statement is not anticipated to have an impact on the Company; however, the impact of this amendment is still being assessed.

    Exchange of Non-Monetary Assets

    In 2004, FASB issued revised FAS 153 "Exchange of Non-monetary Assets". This statement is an amendment of APB Opinion No. 29 "Accounting for Non-monetary Transactions". Based on the guidance in APB Opinion No. 29, exchanges of non-monetary assets are to be measured based on the fair value of assets exchanged. Furthermore, APB Opinion No. 29 previously allowed for certain exceptions to this fair value principle. FAS 153 eliminates APB Opinion No. 29's exception to fair value for non-monetary exchanges of similar productive assets and replaces this with a general exception for exchanges of non-monetary assets which do not have commercial substance. The provisions of this statement are effective for non-monetary asset exchanges which occur in fiscal periods beginning after September 15, 2005 and are to be applied prospectively. Earlier application is permitted for non-monetary asset exchanges which occur in fiscal periods beginning after the issue of this statement. Currently, this does not have an impact on the Company; however, this may result in a future impact if the Company enters into any non-monetary asset exchanges.

    Accounting Changes and Error Corrections

    FAS 154 requires retrospective application for voluntary changes in accounting principles unless it is impracticable to do so. Retrospective application refers to the application of a different accounting principle to previously issued financial statements as if that principle had always been used. Statement 154's retrospective-application requirement replaces APB 20's requirement to recognize most voluntary changes in accounting principles by including in net income of the period of the change the cumulative effect of changing to the new accounting principles. Currently, this does not have an impact on the Company; however, this may result in a future impact to the Company.

2,000,000 shares

GEOKINETICS INC.

Common Stock

RBC CAPITAL MARKETS

P R O S P E C T U S

                        , 2007

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

        The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee. We will pay all these expenses.

Amount to be Paid
SEC Registration Fees	$8,000
Legal Fees and Expenses	$150,000
Accounting Fees and Expenses	$50,000
Transfer Agent and Registrar Fees	$25,000
Printing Expenses	$150,000
Miscellaneous	$117,000

Total	$500,000

Item 14.    Indemnification of Directors and Officers.

        We are incorporated under the laws of the State of Delaware. Section 145 of the General Corporation Law of the State of Delaware (the "Delaware Law") empowers the Registrant to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that such person is or was a director, officer, employee or agent of the Registrant, or is or was serving at the request of the Registrant as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner reasonably believed to be in or not opposed to the best interest of the Registrant, and, with respect to any criminal action or proceeding, had not reasonable cause to believe his conduct was unlawful; except that, in the case of an action or suit by or in the right of the Registrant, no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Registrant unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine that such person is fairly and reasonably entitled to indemnity for proper expenses.

        In accordance with Section 102(b)(7) of the Delaware Law, the Certificate of Incorporation of Geokinetics, Inc. contains a provision to limit the personal liability of the directors of the Company for violations of their fiduciary duty. Article 12 of Geokinetics' Certificate of Incorporation provides as follows:

          (1)   The corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgment, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

          (2)   The corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

          (3)   To the extent that a director, officer, employee or agent of the corporation has been successful on the merits or otherwise in defense of any action, suite or proceeding referred to in this Article, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

          (4)   Any indemnification under parts (1) and (2) of this Article (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth herein. Such determination shall be made (a) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (b) if such quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (c) by the stockholders.

          (5)   Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding as authorized by the Board of Directors in the specific case upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay such amount unless it shall ultimately be determined that he is entitled to be indemnified by the corporation as authorized in this Article.

          (6)   The indemnification provided by this Article shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

          (7)   The corporation shall have power to purchase and maintain insurance on behalf of any person who is or was, a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of this Article.

          (8)   For purposes of this Article, references to "the corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Article with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

        Article 6 of the Registrant's Bylaws, provides, in substance, that any current or former directors, officers, employees and agents, or any person who served or is serving at our request as a director, officer employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall be indemnified to the fullest extent permitted by Section 145 of the General Corporation Law of Delaware. In addition, the Bylaws provide that such indemnification shall not be deemed exclusive of any other rights to which such person may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall inure to the benefit of the heirs, executors and administrators of such person.

        We maintain directors' and officers' liability and corporation reimbursement insurance for the benefit of the company and its directors and officers. The policy provides coverage for certain amounts paid as indemnification pursuant to the provisions of Delaware law and the Company's Bylaws.

Item 15.    Recent Sales of Unregistered Securities.

        In the three years prior to the filing of this Registration Statement, the Registrant issued and sold the following unregistered securities.

    Rule 144 Placement of Notes

        On December 15, 2006, pursuant to a Purchase Agreement with RBC dated December 11, 2006, the Company sold an aggregate principal amount of $110.0 million of the Company's

Floating Rate Notes. The Floating Rate Notes were issued to qualified institutional buyers in accordance with Rule 144A under the Securities Act, and outside the United States to persons other than U.S. persons, in reliance on Regulation S under the Securities Act. The net proceeds from the sale of the Floating Rate Notes, along with cash on hand, was used to repay a portion of the debt incurred in connection with the acquisition of Grant and the remainder for general corporate purposes.

    Series B Preferred Stock

        On December 15, 2006, we issued an aggregate of 228,683 shares of its Series B Preferred Stock, $10.00 par value, pursuant to the terms of the Securities Purchase Agreement (the "Series B Purchase Agreement") dated September 8, 2006 with Avista, an affiliate of Avista and one other institutional investor. The holders of Series B Preferred Stock are entitled to receive cumulative dividends of 8.0% per annum, compounded quarterly, of the Original Issue Price (defined in Section 1(b)(i) of the Series B Purchase Agreement) for each share of Series B Preferred Stock. The Series B Preferred stock was issued pursuant to the exemption from registration provided by Section 4(2) and Rule 506 of Regulation D of the Securities Act and is convertible by the holder into 10 shares of Common Stock at an initial conversion price of $25.00 per share. Each of the Purchasers represented to the Company that such person or entity was an "accredited investor" as defined in Regulation D under the Securities Act and the securities were acquired for the Purchaser's own account and without a view to the distribution of such securities. The net proceeds from the sale of the Series B Preferred Stock was used to repay principal and accrued interest under the remaining portion of the indebtedness incurred in connection with the acquisition of Grant.

    November/December 2005 Private Placement

        On November 30, 2005, in connection with a private placement (the "Private Placement"), we issued 2,012,000 shares of Common Stock, par value $0.01 per share (the "Common Stock"), as recalculated to take into account the 10-for-1 reverse stock split, for an aggregate price of $25.2 million. In connection with the Private Placement, we (i) entered into a Securities Purchase Agreement and a Registration Rights Agreement with a limited number of purchasers (the "Purchasers"), and (ii) issued five-year warrants to purchase an aggregate of 201,200 additional shares of our Common Stock (after giving effect to the reverse stock split) at a price of $2.00 per share (the "Warrants").

        On December 1, 2005, we used substantially all of the net proceeds from the Private Placement to fund the acquisition of Trace, which closed simultaneously with the Private Placement.

        On December 9, 2005, in connection with the Private Placement and under identical terms as the initial sale, we issued an additional 455,000 shares and warrants to purchase an additional 45,000 shares of Common Stock each, as recalculated to take into account the 10-for-1 reverse stock split, for an aggregate price of $5.69 million. As partial consideration for their services in acting as private placement agent in both closings, we issued RBC warrants to purchase up to 27,405 shares of Common Stock (on a post-split basis). We intend to use the proceeds from the second sale, as well as any proceeds from the exercise of the Warrants, for general corporate purposes and additional working capital.

        The Common Stock and Warrants were issued pursuant to the exemption from registration provided by Section 4(2) and Rule 506 of Regulation D of the Securities Act. Each of the Purchasers represented to us that such person or entity was an "accredited investor" as defined in Regulation D under the Securities Act and that the securities were acquired for the Purchaser own account and without a view to the distribution of such securities.

    The Trace Acquisition

        On December 1, 2005, we completed the acquisition of all of the issued and outstanding common shares of stock of Trace, headquartered in Calgary, Alberta, Canada (the "Acquisition"). As previously reported, we entered into a Securities Purchase Agreement on July 29, 2005 to purchase all outstanding shares of Trace for CDN $35.0 million in cash, subject to certain adjustments, and 100,000 shares of our Common Stock (on a post-split basis). The securities were issued pursuant to the exemption from registration provided by Section 4(2) and Rule 506 of Regulation D of the Securities Act. Each of the Purchasers represented to the Company that such person or entity was an "accredited investor" as defined in Regulation D under the Securities Act and that the securities were acquired for the Investor's own account and without a view to the distribution of such securities.

        On November 30, 2005, we, SCF-III, L.P. ("SCF"), and James C. White ("White" and together with SCF, the "Sellers") entered into a First Amendment to the Stock Purchase Agreement (the "First Amendment"). The First Amendment amended Section 2.2 of the Stock Purchase Agreement with respect to the payment of the purchase price. We also entered into a Registration Rights Agreement with the Sellers, dated November 30, 2005, granting certain registration rights to the Sellers with respect to the shares of Common Stock issued or issuable as part of the purchase price.

Item 16. Exhibits and Financial Statement Schedules.

(a)   Exhibits

Exhibit Number		Description
2.1	**
Form of Securities Purchase Agreement, dated November 30, 2004 by and among the Company and the Investors named therein (incorporated by reference from Exhibit 2.1 to Form 8-K filed on December 6, 2004 (file no. 000-09268)).
3.1	**
Certificate of Incorporation of the Company (incorporated by reference from Exhibit 3(a) to Amendment No. 1 to the Company's Registration Statement on Form S-3 filed on March 25, 1980 (file no. 000-09268)).
3.2	**	Certificate of Amendment of Certificate of Incorporation of the Company (incorporated by reference from Exhibit 3.2 to Form 10-KSB filed on April 24, 1996 (file no. 000-09268)).
3.3	**
Certificate of Amendment of Certificate of Incorporation of the Company filed with the Secretary of State of Delaware on July 14, 1997 (incorporated by reference from Exhibit 3.3 to Form 10-KSB on March 31, 1998 (file no. 000-09268)).

3.4	**
Certificate of Amendment of Certificate of Incorporation of the Company filed with the Secretary of State of Delaware on November 24, 1997 (incorporated by reference from Exhibit 3.4 to Form 10-KSB filed on March 31, 1998 (file no. 000-09268)).
3.5	**	Amended and Restated Bylaws of the Company (incorporated by reference from Exhibit 3.5 to Form 10-KSB filed on March 31, 1998 (file no. 000-09268)).
4.1	**	Form of Certificate of Designation of Series A Senior Convertible Preferred Stock (incorporated by reference from Exhibit 4.1 to Form 8-K filed on December 6, 2004 (file no. 000-09268)).
4.2	**
Form of Registration Rights Agreement, dated November 30, 2004 by and among the Company and the Investors named therein (incorporated by reference from Exhibit 4.2 to Form 8-K filed on December 6, 2004 (file no. 000-09268)).
4.3	**
Form of Limited Waiver and Consent to Grant of Registration Rights, dated November 30, 2004 by and among the Company and the Investors named therein (incorporated by reference from Exhibit 4.3 to Form 8-K filed on December 6, 2004 (file no. 000-09268)).
4.4	**	Geokinetics Inc. 2002 Stock Awards Plan (incorporated by reference from Exhibit 4.1 to Form S-8 filed on November 23, 2004 (file no. 333-120694)).
4.5	**
Certificate of Designation of Series B Senior Convertible Preferred Stock as filed with the Secretary of State of Delaware on September 8, 2006 (Incorporated by reference from Exhibit 10.8 to Form 8-K filed on September 14, 2006 (file no. 000-09268)).
5.1	*	Opinion of Chamberlain, Hrdlicka, White, Williams & Martin.
10.1	**
Securities Purchase Agreement dated as of April 25, 1997 among the Company and each of William R. Ziegler and Steven A. Webster. (incorporated by reference from Exhibit II to the Schedule 13D filed by William R. Ziegler on May 5, 1997 (file no. 005-32355)).
10.2	**
Consulting Agreement dated as of April 25, 1997 executed by the Company and William R. Ziegler (incorporated by reference from Exhibit VI to the Schedule 13D filed by William R. Ziegler on May 5, 1997 (file no. 005-32355)).
10.3	**
Securities Purchase and Exchange Agreement dated as of July 18, 1997 among the Company, Blackhawk Investors, L.L.C., William R. Ziegler, and Steven A. Webster (incorporated by reference from Exhibit 2.1 to Form 8-K filed on August 5, 1997 (file no. 000-09268)).
10.4	**
Investment Monitoring Agreement dated July 18, 1997, between the Company and Blackhawk Capital Partners, L.P. (incorporated by reference from Exhibit 10.2 to Form 8-K filed on August 5, 1997 (file no. 000-09268) ).
10.5	**
Letter Agreement re Additional Investment dated July 24, 1997, between the Company and Blackhawk Investors, L.L.C. (incorporated by reference from Exhibit 2.3 to Form 8-K filed on August 5, 1997 (file no. 000-09268) ).

10.6	**
Joint Processing Agreement dated January 16, 2002 between Geophysical Development Corporation and Screen Imaging Technology, Inc. (incorporated by reference from Exhibit 99.1 to Form 10-QSB filed on November 14, 2002) (file no. 000-09268).
10.7	**
Securities Purchase and Exchange Agreement dated May 2, 2003 by and among the Company, Valentis SB, LP, Blackhawk Investors II, LLC., GeoLease Partners, LP and holders of the Company's senior secured notes (incorporated by reference from Annex A to Schedule 14A filed on February 13, 2003 (file no. 000-09268)).
10.8	**
Registration Rights Agreement dated May 2, 2003 by and among the Company, Valentis SB, LP, Blackhawk II, LLC, GeoLease and certain former holders of the Company's Senior Secured Notes Due 2003 (incorporated by reference from Exhibit V to Schedule 13D filed on May 12, 2003 (file no. 000-09268)).
10.9	**
Co-Sale Agreement dated May 2, 2003 by and among the Company, GeoLease Partners, LP, certain former holders of the Company's Senior Secured Notes Due 2003 Noteholders and persons affiliated with Blackhawk Investors II, LLC notes (incorporated by reference from Exhibit VI to Schedule 13D filed on May 12, 2003 (file no. 000-09268)).
10.10	**
Lease Agreement dated October 1, 1999 as amended and restated as of April 30, 2003 between the Company and GeoLease Partners, L.P. (incorporated by reference from Exhibit 10.4 to Form 10-QSB filed on May 15, 2003 (file no. 000-09268)).
10.11	**	Amendment No. 1 dated as of May 2, 2003 between the Company and GeoLease Partners, L.P. (incorporated by reference from Exhibit 10.11 to Form 10-KSB filed on April 14, 2004 (file no. 000-09268)).
10.12	**	Amendment No. 2 dated as of April 14, 2004 between the Company and GeoLease Partners, L.P. (incorporated by reference from Exhibit 10.12 to Form 10-KSB filed on April 14, 2004 (file no. 000-09268)).
10.13	**	Employment Agreement dated as of September 30, 2003 between the Company and David A. Johnson (incorporated by reference from Exhibit 10.13 to Form 10-KSB filed on April 14, 2004 (file no. 000-09268)).
10.14	**
Employment Agreement dated as of November 16, 2003 between the Company and Thomas J. Concannon (incorporated by reference from Exhibit 10.14 to Form 10-KSB filed on April 14, 2004 (file no. 000-09268)).
10.15	**	Employment Agreement dated as of November 16, 2003 between the Company and Lynn A. Turner (incorporated by reference from Exhibit 10.15 to Form 10-KSB filed on April 14, 2004 (file no. 000-09268)).
10.16	**	Employment Agreement dated as of November 16, 2003 between the Company and Michael A. Dunn (incorporated by reference from Exhibit 10.16 to Form 10-KSB filed on April 14, 2004 (file no. 000-09268)).

10.17	**	Employment Agreement dated as of November 16, 2003 between the Company and Michael A. Schott (incorporated by reference from Exhibit 10.17 to Form 10-KSB filed on April 14, 2004 (file no. 000-09268)).
10.18	**	Employment Agreement dated as of March 16, 2004 between the Company and M. Lee Bell (incorporated by reference from Exhibit 10.17 to Form 10-KSB filed on April 15, 2005 (file no. 000-09268)).
10.19	**	Stock Purchase Agreement dated July 29, 2005, among the Company, SCF-III, L.P. and James White (incorporated by reference from Exhibit 10.1 to Form 8-K filed on August 4, 2005 (file no. 000-09268)).
10.20	**	Least Agreement dated June 20, 2005, between the Company and Mitcham Industries, Inc. (incorporated by reference from Exhibit 10.2 to Form 8-K filed on August 11, 2005 (file no. 000-09268)).
10.21	**
Securities Purchase Agreement dated November 30, 2005, among the Company and each purchaser therein (incorporated by reference from Exhibit 10.1 to Form 8-K filed on December 12, 2005 (file no. 000-09268)).
10.22	**
Registration Rights Agreement dated November 30, 2005, among the Company and each purchaser therein (incorporated by reference from Exhibit 10.2 to Form 8-K filed on December 12, 2005 (file no. 000-09268)).
10.23	**
First Amendment to Stock Purchase Agreement dated November 30, 2005, among the Company, SCF-III, L.P. and James White (incorporated by reference from Exhibit 10.4 to Form 8-K filed on December 12, 2005 (file no. 000-09268)).
10.24	**
Registration Rights Agreement dated November 30, 2005, among the Company, SCF-III, L.P. and James White (incorporated by reference from Exhibit 10.5 to Form 8-K filed on December 12, 2005 (file no. 000-09268) ).
10.25	**
Escrow Agreement dated November 30, 2005, among the Company, SCF-III, L.P., James White and Amegy Bank National Association (incorporated by reference from Exhibit 10.6 to Form 8-K filed on December 12, 2005 (file no. 000-09268)).
10.26	**
Payoff Letter regarding Lease Agreement, dated as of October 1, 1999, as Amended and Restated as of May 2, 2003, from GeoLease Partners, L.P. to the Company (incorporated by reference from Exhibit 10.8 to Form 8-K filed on December 12, 2005 (file no. 000-09268)).
10.27	**
Fifth Amended and Restated Credit Agreement dated November 30, 2005, among the Company, Trace Energy Services Ltd., Trace Energy Services, Inc., Quantum Geophysical, Inc. and Geophysical Development Corporation and HSBC Bank Canada (incorporated by reference from Exhibit 10.9 to Form 8-K filed on December 12, 2005 (file no. 000-09268)).
10.28	**
First Amendment to the Registration Rights Agreement dated March 28, 2006, among the Company and each purchaser therein (incorporated by reference from Exhibit 10.1 to Form 8-K filed on April 3, 2006 (file no. 000-09268) ).

10.29	**
Employment Agreement, dated July 13, 2006 between Quantum Geophysical, Inc., a wholly owned subsidiary of Geokinetics, Inc., and Richard F. Miles. (Incorporated by reference from Exhibit 10.1 to Form 10-Q filed on November 14, 2006 (file no. 000-09268)).
10.30	**	Employment Agreement, dated August 16, 2006 between Geokinetics, Inc. and Scott A. McCurdy (Incorporated by reference from Exhibit 10.2 to Form 10-Q filed on November 14, 2006 (file no. 000-09268)).
10.31	**
Texas Equipment Lease dated as of July 25, 2006, between Quantum Geophysical, Inc., and The CIT Group/Equipment Financing, Inc. (Incorporated by reference from Exhibit 10.1 to Form 8-K filed on August 3, 2006 (file no. 000-09268)).
10.32	**
Securities Purchase Agreement (without exhibits), dated September 8, 2006, by and among Geokinetics Inc. and the Purchasers named therein (Incorporated by reference from Exhibit 10.1 to Form 8-K filed on September 14, 2006 (file no. 000-09268
10.33	**
Registration Rights Agreement, dated September 8, 2006, by and among Geokinetics Inc. and the Holders named therein (Incorporated by reference from Exhibit 10.2 to Form 8-K filed on September 14, 2006 (file no. 000-09268)).
10.34	**
Stock Purchase Agreement (without exhibits), dated September 8, 2006, by and among Geokinetics Inc., Elliott Associates, L.P., and Elliott International, L.P. (Incorporated by reference from Exhibit 10.3 to Form 8-K filed on September 14, 2006 (file no. 000-09268)).
10.35	**
Escrow Agreement, dated September 8, 2006, by and among Elliott Associates, L.P., Elliott International, L.P., Geokinetics Inc., and Amegy Bank National Association (Incorporated by reference from Exhibit 10.4 to Form 8-K filed on September 14, 2006 (file no. 000-09268)).
10.36	**
Joinder and Amendment No. 1 to Revolving Credit, Term Loan and Security Agreement (without exhibits) by and among Geokinetics, its principal subsidiaries and PNC Bank, National Association (Incorporated by reference from Exhibit 10.5 to Form 8-K filed on September 14, 2006 (file no. 000-09268)).
10.37	**
Senior Subordinated Loan Agreement (without exhibits), dated September 8, 2006, among Geokinetics, Avista Capital Partners, L.P. and Avista Capital Partners (Offshore), L.P. (Incorporated by reference from Exhibit 10.6 to Form 8-K filed on September 14, 2006 (file no. 000-09268)).
10.38	**
Credit Agreement (without exhibits), dated September 8, 2006, among Geokinetics Holdings, Inc., and the guarantors named therein, Avista Capital Partners, L.P., Avista Capital Partners (Offshore), L.P. and Royal Bank of Canada (Incorporated by reference from Exhibit 10.7 to Form 8-K filed on September 14, 2006 (file no. 000-09268)).

10.39	**
Purchase Agreement, dated December 11, 2006, by and among RBC Capital Markets Corporation, Geokinetics Inc., and the Guarantors listed on Schedule B attached thereto (Incorporated by reference from Exhibit 10.1 to Form 8-K filed on December 21, 2006 (file no. 000-09268)).
10.40	**
Indenture, dated as of December 15, 2006, between Geokinetics Inc. and Wells Fargo Bank, National Association, as trustee (Incorporated by reference from Exhibit 10.2 to Form 8-K filed on December 21, 2006 (file no. 000-09268)).
10.41	**
Registration Rights Agreement, dated as of December 15, 2006, by and among Geokinetics Inc. and the investors party thereto (Incorporated by reference from Exhibit 10.3 to Form 8-K filed on December 21, 2006 (file no. 000-09268)).
10.42	**
Amended and Restated Revolving Credit, Capex Loan and Security Agreement dated December 15, 2006 by and among PNC Bank, National Association, Geokinetics Inc. and its principal subsidiaries (Incorporated by reference from Exhibit 10.4 to Form 8-K filed on December 21, 2006 (file no. 000-09268)).
10.43	**
Intercreditor Agreement, among PNC Bank, National Association ("PNC"), Wells Fargo Bank, National Association, and Geokinetics Inc. (Incorporated by reference from Exhibit 10.5 to Form 8-K filed on December 21, 2006 (file no. 000-09268)).
16.1	**	Letter regarding change in certifying accountant (Incorporated by reference from Exhibit 16.1 to Form 8-K filed on September 18, 2006 (file no. 000-09268)).
22.1	*	Subsidiaries of Registrant.
23.1	*	Consent of Chamberlain, Hrdlicka, White, Williams & Martin (included in Exhibit 5.1).
23.2	*	Consent of Fitts, Roberts & CO., P.C.
23.3	*	Consent of KPMG LLP.
23.4	*	Consent of UHY Mann Frankfort Stein & Lipp CPAs LLP
24.1	*	Power of Attorney.

*
filed herewith

**
previously filed

(b)   Financial Statements Schedules

Item 17.    Undertakings.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

          1.     For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          2.     For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Houston, State of Texas, on February 1, 2007

GEOKINETICS INC.
/s/ SCOTT A. MCCURDY Scott A. McCurdy, Chief Financial Officer

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ DAVID A. JOHNSON David A. Johnson	President, Chief Executive Officer, and Director	February 1, 2007
/s/ SCOTT A. MCCURDY Scott A. McCurdy	Vice President and Chief Financial Officer	February 1, 2007
/s/ MICHAEL A. SCHOTT Michael A. Schott	Vice President of Financial Reporting and Compliance and Chief Accounting Officer	February 1, 2007
/s/ WILLIAM R. ZIEGLER William R. Ziegler	Director (Non-executive Chairman)	February 1, 2007
/s/ STEVEN A. WEBSTER Steven A. Webster	Director	February 1, 2007
/s/ CHRISTOPHER M. HARTE Christopher M. Harte	Director	February 1, 2007
/s/ GARY M. PITTMAN Gary M. Pittman	Director	February 1, 2007

/s/ ROBERT L. CABES, JR. Robert L. Cabes, Jr.	Director	February 1, 2007

        The foregoing directors including all of the Board of Directors

*By	/s/ SCOTT A. MCCURDY Scott A. McCurdy (Attorney-in-fact for the persons indicated.)

EXHIBIT INDEX

Exhibit Number	Description
2.1**	Form of Securities Purchase Agreement, dated November 30, 2004 by and among the Company and the Investors named therein (incorporated by reference from Exhibit 2.1 to Form 8-K filed on December 6, 2004 (file no. 000-09268)).
3.1**
Certificate of Incorporation of the Company (incorporated by reference from Exhibit 3(a) to Amendment No. 1 to the Company's Registration Statement on Form S-3 filed on March 25, 1980 (file no. 000-09268)).
3.2**	Certificate of Amendment of Certificate of Incorporation of the Company (incorporated by reference from Exhibit 3.2 to Form 10-KSB filed on April 24, 1996 (file no. 000-09268)).
3.3**
Certificate of Amendment of Certificate of Incorporation of the Company filed with the Secretary of State of Delaware on July 14, 1997 (incorporated by reference from Exhibit 3.3 to Form 10-KSB on March 31, 1998 (file no. 000-09268)).
3.4**
Certificate of Amendment of Certificate of Incorporation of the Company filed with the Secretary of State of Delaware on November 24, 1997 (incorporated by reference from Exhibit 3.4 to Form 10-KSB filed on March 31, 1998 (file no. 000-09268)).
3.5**	Amended and Restated Bylaws of the Company (incorporated by reference from Exhibit 3.5 to Form 10-KSB filed on March 31, 1998 (file no. 000-09268)).
4.1**	Form of Certificate of Designation of Series A Senior Convertible Preferred Stock (incorporated by reference from Exhibit 4.1 to Form 8-K filed on December 6, 2004 (file no. 000-09268)).
4.2**
Form of Registration Rights Agreement, dated November 30, 2004 by and among the Company and the Investors named therein (incorporated by reference from Exhibit 4.2 to Form 8-K filed on December 6, 2004 (file no. 000-09268) ).
4.3**
Form of Limited Waiver and Consent to Grant of Registration Rights, dated November 30, 2004 by and among the Company and the Investors named therein (incorporated by reference from Exhibit 4.3 to Form 8-K filed on December 6, 2004 (file no. 000-09268)).
4.4**	Geokinetics Inc. 2002 Stock Awards Plan (incorporated by reference from Exhibit 4.1 to Form S-8 filed on November 23, 2004 (file no. 333-120694)).
4.5**
Certificate of Designation of Series B Senior Convertible Preferred Stock as filed with the Secretary of State of Delaware on September 8, 2006 (Incorporated by reference from Exhibit 10.8 to Form 8-K filed on September 14, 2006 (file no. 000-09268)).
5.1*	Opinion of Chamberlain, Hrdlicka, White, Williams & Martin.
10.1**
Securities Purchase Agreement dated as of April 25, 1997 among the Company and each of William R. Ziegler and Steven A. Webster. (incorporated by reference from Exhibit II to the Schedule 13D filed by William R. Ziegler on May 5, 1997 (file no. 005-32355)).
10.2**
Consulting Agreement dated as of April 25, 1997 executed by the Company and William R. Ziegler (incorporated by reference from Exhibit VI to the Schedule 13D filed by William R. Ziegler on May 5, 1997 (file no. 005-32355)).

10.3**
Securities Purchase and Exchange Agreement dated as of July 18, 1997 among the Company, Blackhawk Investors, L.L.C., William R. Ziegler, and Steven A. Webster (incorporated by reference from Exhibit 2.1 to Form 8-K filed on August 5, 1997 (file no. 000-09268)).
10.4**
Investment Monitoring Agreement dated July 18, 1997, between the Company and Blackhawk Capital Partners, L.P. (incorporated by reference from Exhibit 10.2 to Form 8-K filed on August 5, 1997 (file no. 000-09268)).
10.5**
Letter Agreement re Additional Investment dated July 24, 1997, between the Company and Blackhawk Investors, L.L.C. (incorporated by reference from Exhibit 2.3 to Form 8-K filed on August 5, 1997 (file no. 000-09268) ).
10.6**
Joint Processing Agreement dated January 16, 2002 between Geophysical Development Corporation and Screen Imaging Technology, Inc. (incorporated by reference from Exhibit 99.1 to Form 10-QSB filed on November 14, 2002) (file no. 000-09268).
10.7**
Securities Purchase and Exchange Agreement dated May 2, 2003 by and among the Company, Valentis SB, LP, Blackhawk Investors II, LLC., GeoLease Partners, LP and holders of the Company's senior secured notes (incorporated by reference from Annex A to Schedule 14A filed on February 13, 2003 (file no. 000-09268)).
10.8**
Registration Rights Agreement dated May 2, 2003 by and among the Company, Valentis SB, LP, Blackhawk II, LLC, GeoLease and certain former holders of the Company's Senior Secured Notes Due 2003 (incorporated by reference from Exhibit V to Schedule 13D filed on May 12, 2003 (file no. 000-09268)).
10.9**
Co-Sale Agreement dated May 2, 2003 by and among the Company, GeoLease Partners, LP, certain former holders of the Company's Senior Secured Notes Due 2003 Noteholders and persons affiliated with Blackhawk Investors II, LLC notes (incorporated by reference from Exhibit VI to Schedule 13D filed on May 12, 2003 (file no. 000-09268)).
10.10**
Lease Agreement dated October 1, 1999 as amended and restated as of April 30, 2003 between the Company and GeoLease Partners, L.P. (incorporated by reference from Exhibit 10.4 to Form 10-QSB filed on May 15, 2003 (file no. 000-09268)).
10.11**	Amendment No. 1 dated as of May 2, 2003 between the Company and GeoLease Partners, L.P. (incorporated by reference from Exhibit 10.11 to Form 10-KSB filed on April 14, 2004 (file no. 000-09268)).
10.12**	Amendment No. 2 dated as of April 14, 2004 between the Company and GeoLease Partners, L.P. (incorporated by reference from Exhibit 10.12 to Form 10-KSB filed on April 14, 2004 (file no. 000-09268)).
10.13**	Employment Agreement dated as of September 30, 2003 between the Company and David A. Johnson (incorporated by reference from Exhibit 10.13 to Form 10-KSB filed on April 14, 2004 (file no. 000-09268)).
10.14**
Employment Agreement dated as of November 16, 2003 between the Company and Thomas J. Concannon (incorporated by reference from Exhibit 10.14 to Form 10-KSB filed on April 14, 2004 (file no. 000-09268)).
10.15**	Employment Agreement dated as of November 16, 2003 between the Company and Lynn A. Turner (incorporated by reference from Exhibit 10.15 to Form 10-KSB filed on April 14, 2004 (file no. 000-09268)).

10.16**	Employment Agreement dated as of November 16, 2003 between the Company and Michael A. Dunn (incorporated by reference from Exhibit 10.16 to Form 10-KSB filed on April 14, 2004 (file no. 000-09268)).
10.17**	Employment Agreement dated as of November 16, 2003 between the Company and Michael A. Schott (incorporated by reference from Exhibit 10.17 to Form 10-KSB filed on April 14, 2004 (file no. 000-09268)).
10.18**	Employment Agreement dated as of March 16, 2004 between the Company and M. Lee Bell (incorporated by reference from Exhibit 10.17 to Form 10-KSB filed on April 15, 2005 (file no. 000-09268)).
10.19**	Stock Purchase Agreement dated July 29, 2005, among the Company, SCF-III, L.P. and James White (incorporated by reference from Exhibit 10.1 to Form 8-K filed on August 4, 2005 (file no. 000-09268)).
10.20**	Least Agreement dated June 20, 2005, between the Company and Mitcham Industries, Inc. (incorporated by reference from Exhibit 10.2 to Form 8-K filed on August 11, 2005 (file no. 000-09268)).
10.21**
Securities Purchase Agreement dated November 30, 2005, among the Company and each purchaser therein (incorporated by reference from Exhibit 10.1 to Form 8-K filed on December 12, 2005 (file no. 000-09268)).
10.22**
Registration Rights Agreement dated November 30, 2005, among the Company and each purchaser therein (incorporated by reference from Exhibit 10.2 to Form 8-K filed on December 12, 2005 (file no. 000-09268)).
10.23**
First Amendment to Stock Purchase Agreement dated November 30, 2005, among the Company, SCF-III, L.P. and James White (incorporated by reference from Exhibit 10.4 to Form 8-K filed on December 12, 2005 (file no. 000-09268) ).
10.24**
Registration Rights Agreement dated November 30, 2005, among the Company, SCF-III, L.P. and James White (incorporated by reference from Exhibit 10.5 to Form 8-K filed on December 12, 2005 (file no. 000-09268)).
10.25**
Escrow Agreement dated November 30, 2005, among the Company, SCF-III, L.P., James White and Amegy Bank National Association (incorporated by reference from Exhibit 10.6 to Form 8-K filed on December 12, 2005 (file no. 000-09268)).
10.26**
Payoff Letter regarding Lease Agreement, dated as of October 1, 1999, as Amended and Restated as of May 2, 2003, from GeoLease Partners, L.P. to the Company (incorporated by reference from Exhibit 10.8 to Form 8-K filed on December 12, 2005 (file no. 000-09268)).
10.27**
Fifth Amended and Restated Credit Agreement dated November 30, 2005, among the Company, Trace Energy Services Ltd., Trace Energy Services, Inc., Quantum Geophysical, Inc. and Geophysical Development Corporation and HSBC Bank Canada (incorporated by reference from Exhibit 10.9 to Form 8-K filed on December 12, 2005 (file no. 000-09268)).
10.28**
First Amendment to the Registration Rights Agreement dated March 28, 2006, among the Company and each purchaser therein (incorporated by reference from Exhibit 10.1 to Form 8-K filed on April 3, 2006 (file no. 000-09268) ).

10.29**
Employment Agreement, dated July 13, 2006 between Quantum Geophysical, Inc., a wholly owned subsidiary of Geokinetics, Inc., and Richard F. Miles. (Incorporated by reference from Exhibit 10.1 to Form 10-Q filed on November 14, 2006 (file no. 000-09268)).
10.30**	Employment Agreement, dated August 16, 2006 between Geokinetics, Inc. and Scott A. McCurdy (Incorporated by reference from Exhibit 10.2 to Form 10-Q filed on November 14, 2006 (file no. 000-09268)).
10.31**
Texas Equipment Lease dated as of July 25, 2006, between Quantum Geophysical, Inc., and The CIT Group/Equipment Financing, Inc. (Incorporated by reference from Exhibit 10.1 to Form 8-K filed on August 3, 2006 (file no. 000-09268)).
10.32**
Securities Purchase Agreement (without exhibits), dated September 8, 2006, by and among Geokinetics Inc. and the Purchasers named therein (Incorporated by reference from Exhibit 10.1 to Form 8-K filed on September 14, 2006 (file no. 000-09268
10.33**
Registration Rights Agreement, dated September 8, 2006, by and among Geokinetics Inc. and the Holders named therein (Incorporated by reference from Exhibit 10.2 to Form 8-K filed on September 14, 2006 (file no. 000-09268) ).
10.34**
Stock Purchase Agreement (without exhibits), dated September 8, 2006, by and among Geokinetics Inc., Elliott Associates, L.P., and Elliott International, L.P. (Incorporated by reference from Exhibit 10.3 to Form 8-K filed on September 14, 2006 (file no. 000-09268)).
10.35**
Escrow Agreement, dated September 8, 2006, by and among Elliott Associates, L.P., Elliott International, L.P., Geokinetics Inc., and Amegy Bank National Association (Incorporated by reference from Exhibit 10.4 to Form 8-K filed on September 14, 2006 (file no. 000-09268)).
10.36**
Joinder and Amendment No. 1 to Revolving Credit, Term Loan and Security Agreement (without exhibits) by and among Geokinetics, its principal subsidiaries and PNC Bank, National Association (Incorporated by reference from Exhibit 10.5 to Form 8-K filed on September 14, 2006 (file no. 000-09268)).
10.37**
Senior Subordinated Loan Agreement (without exhibits), dated September 8, 2006, among Geokinetics, Avista Capital Partners, L.P. and Avista Capital Partners (Offshore), L.P. (Incorporated by reference from Exhibit 10.6 to Form 8-K filed on September 14, 2006 (file no. 000-09268)).
10.38**
Credit Agreement (without exhibits), dated September 8, 2006, among Geokinetics Holdings, Inc., and the guarantors named therein, Avista Capital Partners, L.P., Avista Capital Partners (Offshore), L.P. and Royal Bank of Canada (Incorporated by reference from Exhibit 10.7 to Form 8-K filed on September 14, 2006 (file no. 000-09268)).
10.39**
Purchase Agreement, dated December 11, 2006, by and among RBC Capital Markets Corporation, Geokinetics Inc., and the Guarantors listed on Schedule B attached thereto (Incorporated by reference from Exhibit 10.1 to Form 8-K filed on December 21, 2006 (file no. 000-09268)).
10.40**
Indenture, dated as of December 15, 2006, between Geokinetics Inc. and Wells Fargo Bank, National Association, as trustee (Incorporated by reference from Exhibit 10.2 to Form 8-K filed on December 21, 2006 (file no. 000-09268)).

10.41**
Registration Rights Agreement, dated as of December 15, 2006, by and among Geokinetics Inc. and the investors party thereto (Incorporated by reference from Exhibit 10.3 to Form 8-K filed on December 21, 2006 (file no. 000-09268)).
10.42**
Amended and Restated Revolving Credit, Capex Loan and Security Agreement dated December 15, 2006 by and among PNC Bank, National Association, Geokinetics Inc. and its principal subsidiaries (Incorporated by reference from Exhibit 10.4 to Form 8-K filed on December 21, 2006 (file no. 000-09268)).
10.43**
Intercreditor Agreement, among PNC Bank, National Association ("PNC"), Wells Fargo Bank, National Association, and Geokinetics Inc. (Incorporated by reference from Exhibit 10.5 to Form 8-K filed on December 21, 2006 (file no. 000-09268)).
16.1**	Letter regarding change in certifying accountant (Incorporated by reference from Exhibit 16.1 to Form 8-K filed on September 18, 2006 (file no. 000-09268)).
22.1*	Subsidiaries of Registrant.
23.1*	Consent of Chamberlain, Hrdlicka, White, Williams & Martin (included in Exhibit 5.1).
23.2*	Consent of Fitts, Roberts & CO., P.C.
23.3*	Consent of KPMG LLP.
23.4*	Consent of UHY Mann Frankfort Stein & Lipp CPAs LLP
24.1*	Power of Attorney.

*
filed herewith

**
previously filed